As filed with the Securities and Exchange Commission on April 24, 1996.

                                                      Registration No. 333-00345

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO

                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                       COMMUNITY BANKSHARES INCORPORATED
             (Exact Name of Registrant as Specified in Its Charter)

                               THE COMMUNITY BANK
                             200 N. SYCAMORE STREET
                           PETERSBURG, VIRGINIA 23804
                                 (804) 861-2320

   (Address and Telephone Number of Registrant's Principal Executive Offices)

           VIRGINIA                            6060                          54-1290793
(State or Other Jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
Incorporation or Organization)      Classification Code Number)        Identification Number)

                              NATHAN S. JONES, 3RD
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               THE COMMUNITY BANK
                             200 N. SYCAMORE STREET
                           PETERSBURG, VIRGINIA 23804
                                 (804) 861-2320

           (Name, address and telephone number of agent for service)
                          Copies of Communications to:

                             R. Brian Ball, Esquire
                         Wayne A. Whitham, Jr., Esquire
                     Williams, Mullen, Christian & Dobbins
                       1021 East Cary Street, 16th Floor
                           Richmond, Virginia  23219
                                 (804) 643-1991

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]



         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

                       COMMUNITY BANKSHARES INCORPORATED

                             CROSS REFERENCE SHEET
                   Pursuant to Item 501(b) of Regulation S-K

            Showing Heading or Location in Prospectus of Information
                    Required by Items in Part I of Form S-4

     ITEM NUMBER AND CAPTION                                          HEADING OR LOCATION IN PROSPECTUS
A.        INFORMATION ABOUT THE TRANSACTION

     1.   Forepart of Registration Statement and Outside Front        Facing Page of Registration Statement;
          Cover of Page of Prospectus                                 Cross Reference Sheet; Outside Front
                                                                      Cover Page of Prospectus

     2.   Inside Front and Outside Back Cover Pages of Pro-           Available Information; Table of Contents
          spectus

     3.   Risk Factors, Ratio of Earnings to Fixed Charges,           Summary; Selected Financial Information;
          and Other Information                                       Pro Forma Condensed Financial
                                                                      Information (Unaudited); The Shareholder
                                                                      Meetings; The Reorganization; Commerce
                                                                      Bank of Virginia

     4.   Terms of the Transaction                                    Summary; The Reorganization; Description
                                                                      of CBI Capital Stock

     5.   Pro Forma Financial Information                             Pro Forma Condensed Financial
                                                                      Information (Unaudited)

     6.   Material Contacts With the Company Being Acquired           Not Applicable

     7.   Additional Information Required for Reoffering by           Not Applicable
          Persons and Parties Deemed to be Underwriters

     8.   Interests of Named Experts and Counsel                      Experts; Legal Opinion

     9.   Disclosure of Commission Position on Indemnifica-           Not Applicable
          tion for Securities Act Liabilities

B.        INFORMATION ABOUT THE REGISTRANT

     10.  Information With Respect to S-3 Registrants                 Not Applicable

     11.  Incorporation of Certain Information by Reference           Not Applicable

     12.  Information With Respect to S-2 or S-3 Registrants          Not Applicable




     ITEM NUMBER AND CAPTION                                          HEADING OR LOCATION IN PROSPECTUS

     13.  Incorporation of Certain Information by Reference           Not Applicable

     14.  Information With Respect to Registrants Other Than          Community Bankshares Incorporated;
          S-3 or S-2 Registrants                                      Selected Financial Information; Community
                                                                      Bankshares Incorporated Management's
                                                                      Discussion and Analysis of Financial
                                                                      Condition and Results of Operations

C.        INFORMATION ABOUT THE COMPANY BEING ACQUIRED

     15.  Information With Respect to S-3 Companies                   Not Applicable

     16.  Information With Respect to S-2 or S-3 Companies            Not Applicable

     17.  Information With Respect to Companies Other Than            Commerce Bank of Virginia; Selected
          S-2 or S-3 Companies                                        Financial Information; Commerce Bank of
                                                                      Virginia Management's Discussion and
                                                                      Analysis of Financial Condition and Results
                                                                      of Operations

D.        VOTING AND MANAGEMENT INFORMATION

     18.  Information if Proxies, Consents or Authorizations          The Shareholder Meetings; The
          Are to be Solicited                                         Reorganization; Community Bankshares
                                                                      Incorporated; Commerce Bank of Virginia

     19.  Information if Proxies, Consents or Authorizations          Not Applicable
          Are Not to be Solicited, or in an Exchange Offer

                                     [LOGO]

                       Community Bankshares Incorporated

                                                                    May 6, 1996

Dear Fellow Shareholder:



     You are cordially invited to attend the Annual Meeting of Shareholders of Community Bankshares Incorporated ("CBI") to be held at The Community Bank, 200
N. Sycamore Street, Petersburg, Virginia on June 18, 1996 at 3:30 p.m., local time.

     At the Meeting shareholders will consider and vote on the Agreement and Plan of Reorganization, dated December 12, 1995 (the "Agreement"), between CBI and Commerce Bank of Virginia ("CBOV"), pursuant to which, among other things, CBOV will engage in a Share Exchange with CBI (the "Reorganization"). Under the terms of the Agreement, each share of common stock of CBOV outstanding immediately prior to consummation of the Reorganization will be exchanged for
1.4044 shares of CBI Common Stock, with cash being paid in lieu of issuing fractional shares. Following the Reorganization, CBOV will continue to carry on its banking business as a wholly-owned subsidiary of CBI in substantially the same manner as before the Reorganization.

     The exchange of shares (other than for cash in lieu of any fractional shares) will be a tax-free transaction for federal income tax purposes. Details of the proposed Reorganization are set forth in the accompanying Joint Proxy Statement, which you are urged to read carefully in its entirety. Approval of the Reorganization by holders of CBI Common Stock requires that more votes be cast for it than are cast against it.

     Your Board of Directors unanimously approved the Reorganization and believes that it is in the best interests of CBI and its shareholders. Accordingly, the Board unanimously recommends that you VOTE FOR the Reorganization.

     At the meeting, you also will vote on the election of three (3) Directors for a term of three year(s) each and on a proposed amendment to the Articles of Incorporation that will permit the size of the Board of Directors to be increased to include the present directors of CBOV. Your Board of Directors unanimously supports these individuals and the proposed amendment to the Articles of Incorporation and recommends that you VOTE FOR them as directors and for the proposed amendment.

     We hope you can attend the Meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope. Your vote is important regardless of the number of shares you own. We look forward to seeing you at the Meeting.

                                   Sincerely,

                                   Nathan S. Jones, 3rd

                                   President and Chief Executive Officer
                      200 N. Sycamore Street, Petersburg, Virginia 23804

                       COMMUNITY BANKSHARES INCORPORATED
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

              TO BE HELD ON JUNE 18, 1996 AT 3:30 P.M., LOCAL TIME


     The Annual Meeting of Shareholders of Community Bankshares Incorporated ("CBI") will be held on June 18, 1996 at 3:30 p.m., local time, at The Community Bank, 200 N. Sycamore Street, Petersburg, Virginia for the following purposes:

     1. To approve the Agreement and Plan of Reorganization, dated December 12, 1995, between CBI and Commerce Bank of Virginia ("CBOV") and a related Plan of Share Exchange (collectively, the "Reorganization Agreement"), providing for a Share Exchange between CBOV and CBI (the "Reorganization") upon the terms and conditions therein, including among other things that each issued and outstanding share of CBOV Common Stock will be exchanged for 1.4044 shares of CBI Common Stock, with cash being paid in lieu of issuing fractional shares. The Reorganization Agreement is enclosed with the accompanying Joint Proxy Statement as Appendix A.

     2. To elect three directors to serve for a three year term and until their successors are elected and qualified.

     3. To amend Article 8 of the Articles of Incorporation to permit an increase in the size of the Board of Directors by more than two in a twelve month period, if the increase is in connection with a merger or share exchange to which CBI or a wholly owned subsidiary of CBI is a party, provided the 85% vote requirement of Article 9 does not apply to such merger or share exchange.

     4. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

     The Board of Directors has fixed April 26, 1996 as the record date for the Meeting, and only holders of record of CBI Common Stock at the close of business on that date are entitled to receive notice of and to vote at the Meeting or any adjournments or postponements thereof.

                                          By Order of the Board of Directors

                                          Nathan S. Jones, 3rd
                                          President and Chief Executive Officer

May 6, 1996


            PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY,
             WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

          THE BOARD OF DIRECTORS OF COMMUNITY BANKSHARES INCORPORATED
                                 RECOMMENDS THE
           SHAREHOLDERS VOTE TO APPROVE THE REORGANIZATION AGREEMENT.

                                     [LOGO]

                           Commerce Bank of Virginia

                                                                   May 6, 1996

Dear Fellow Shareholder:


     You are cordially invited to attend the Annual Meeting of Shareholders of Commerce Bank of Virginia ("CBOV") to be held at the Dominion Country Club, 6000 Dominion Club Drive, Glen Allen, Virginia on June 18, 1996 at 10:00 a.m., local time.

     At the meeting shareholders will consider and vote on the Agreement and Plan of Reorganization, dated December 12, 1995 (the "Agreement"), between CBOV and Community Bankshares Incorporated ("CBI") pursuant to which, among other things, CBOV will engage in a Share Exchange with CBI (the "Reorganization"). Under the terms of the Agreement, each share of common stock of CBOV outstanding immediately prior to consummation of the Reorganization will be exchanged for
1.4044 shares of CBI Common Stock, with cash being paid in lieu of issuing fractional shares. Following the Reorganization, CBOV will continue to carry on its banking business as a wholly-owned subsidiary of CBI in substantially the same manner as before the Reorganization.

     The exchange of shares (other than for cash in lieu of any fractional shares) will be a tax-free transaction for federal income tax purposes. Details of the proposed Reorganization are set forth in the accompanying Joint Proxy Statement, which you are urged to read carefully in its entirety. Approval of the Reorganization requires the affirmative vote of more than two-thirds of the outstanding shares of CBOV common stock.

     Your Board of Directors unanimously approved the Reorganization and believes that it is in the best interests of CBOV and its shareholders. Accordingly, the Board unanimously recommends that you VOTE FOR the Reorganization.

     At the meeting, you also will vote on the election of nine (9) Directors for a term of one year each. Your Board of Directors unanimously supports these individuals and recommends that you VOTE FOR them as directors.

     We hope you can attend the Meeting. Whether or not you plan to attend, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope. Your vote is important regardless of the number of shares you own. We look forward to seeing you at the Meeting.

                                         Sincerely,


                                         Richard C. Huffman
                                         President and Chief Executive Officer


                 P.O. Box 29569, Richmond, Virginia 23242-0569

                           COMMERCE BANK OF VIRGINIA
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
             TO BE HELD ON JUNE 18, 1996 AT 10:00 A.M., LOCAL TIME


     The Annual Meeting of Shareholders of Commerce Bank of Virginia ("CBOV") will be held on June 18, 1996 at 10:00 a.m., local time, at the Dominion Country Club, 6000 Dominion Club Drive, Glen Allen, Virginia for the following purposes:

     1. To approve the Agreement and Plan of Reorganization, dated December 12, 1995, between CBOV and Community Bankshares Incorporated. ("CBI") and a related Plan of Share Exchange (collectively, the "Reorganization Agreement"), providing for a Share Exchange between CBOV and CBI (the "Reorganization") upon the terms and conditions therein, including among other things that each issued and outstanding share of CBOV common stock will be exchanged for 1.4044 shares of CBI Common Stock, with cash being paid in lieu of issuing fractional shares. The Reorganization Agreement is enclosed with the accompanying Joint Proxy Statement as Appendix A.

     2. To elect nine directors to serve for a one year term and until their successors are elected and qualified.

     3. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

     The Board of Directors has fixed April 26, 1996 as the record date for the Meeting, and only holders of record of CBOV Common Stock at the close of business on that date are entitled to receive notice of and to vote at the Meeting or any adjournments or postponements thereof.

                                         By Order of the Board of Directors


                                         Richard C. Huffman
                                         President and Chief Executive Officer

May 6, 1996

            PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY,
             WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

              THE BOARD OF DIRECTORS OF COMMERCE BANK OF VIRGINIA
                                 RECOMMENDS THE
           SHAREHOLDERS VOTE TO APPROVE THE REORGANIZATION AGREEMENT.

                           COMMERCE BANK OF VIRGINIA
                                      AND
                       COMMUNITY BANKSHARES INCORPORATED

                             JOINT PROXY STATEMENT

                                   PROSPECTUS
                                       OF
                       COMMUNITY BANKSHARES INCORPORATED

                                  INTRODUCTION

     This Joint Proxy Statement is being furnished to shareholders of Community Bankshares Incorporated ("CBI") and shareholders of Commerce Bank of Virginia ("CBOV") in connection with the solicitation of proxies by the Board of Directors of CBI for use at the Annual Meeting of Shareholders (the "CBI Meeting") and by the Board of Directors of CBOV for use at the Annual Meeting of Shareholders (the "CBOV Meeting"), and any postponements or adjournments of either meeting.

     CBI. At the CBI Meeting, shareholders of CBI will be asked to approve an Agreement and Plan of Reorganization, dated as of December 12, 1995 between CBI and CBOV and a related Plan of Share Exchange (collectively, the "Reorganization Agreement") providing for the exchange of common stock of CBOV ("CBOV Common Stock") for CBI Common Stock (the "Reorganization"). Upon consummation of the Reorganization, each outstanding share of CBOV Common Stock, other than shares as to which dissenters' rights have been duly exercised, will be exchanged for
1.4044 shares of CBI Common Stock and cash in lieu of fractional shares (the "Exchange Ratio"). See "The Reorganization" for a more complete description of the transaction. A copy of the Reorganization Agreement is enclosed as Appendix A.

     At the CBI Meeting shareholders also will vote to elect three (3) Directors of CBI for a three year term and vote on a proposed amendment to Article 8 of the Articles of Incorporation that will permit an increase in the size of the Board of Directors by more than two in a twelve month period, if the increase is in connection with a merger or share exchange to which CBI or a wholly owned subsidiary of CBI is a party, provided the 85% vote requirement of Article 9 does not apply to such merger or share exchange. Approval of the proposed amendment to the CBI Articles of Incorporation is a condition to the obligation of CBOV to consummate the Reorganization. If the Reorganization is approved by the shareholders, the directors of CBOV will serve on the CBI Board as well.

     CBOV. At the CBOV Meeting, shareholders of CBOV will be asked to approve the Reorganization Agreement. Upon consummation of the Reorganization, each outstanding share of CBOV Common Stock, other than shares as to which dissenters' rights have been duly exercised, will be exchanged for 1.4044 shares of CBI Common Stock, with cash being paid in lieu of issuing fractional shares. On April 8, 1996, CBI Common Stock closed at $15.50 per share on the OTC Bulletin Board. See "The Reorganization" for a more complete description of the Reorganization. A copy of the Reorganization Agreement is enclosed as Appendix A.

     At the CBOV Meeting shareholders also will vote to elect nine (9) Directors of CBOV for a one year term. If the Reorganization is approved by the shareholders, the directors of CBOV will serve on the

CBI Board as well. See "Commerce Bank of Virginia Election of Directors; Management" for additional information.

     This Joint Proxy Statement also serves as the prospectus of CBI relating to approximately 741,473 shares of CBI Common Stock issuable to the shareholders of CBOV upon consummation of the Reorganization.

     This Joint Proxy Statement is first being mailed to shareholders of CBI and CBOV on or about May 6, 1996.


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SHARES OF CBI COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

            THE DATE OF THIS JOINT PROXY STATEMENT IS MAY 6, 1996.

                             AVAILABLE INFORMATION

     CBI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the offices of the Commission, at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices at the following locations: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 75 Park Place, Room 1228, New York, New York 10007. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     CBI has filed with the Commission a Registration Statement (the "Registration Statement") under the Securities Act of 1933 relating to the shares of CBI Common Stock issuable in the Reorganization. As permitted by the rules and regulations of the Commission, this Joint Proxy Statement omits certain information contained in the Registration Statement. For further information, reference is made to the Registration Statement and to the exhibits thereto, which may be inspected without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates.

     This Joint Proxy Statement is accompanied by CBI's 1995 Audited Financial Statements. Copies of CBI's Annual Report on Form 10-K for the year ended December 31, 1995 (not including appendices thereto) are available to any person receiving a copy of this Joint Proxy Statement, without charge, upon written or oral request directed to: Lillian M. Umphlett, Community Bankshares Incorporated, 200 N. Sycamore Street, Petersburg, Virginia 23804; telephone number (804) 861-2320. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS RELATING TO CBI, ANY REQUEST SHOULD BE MADE BY JUNE 1, 1996.

                           -------------------------


     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS JOINT PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES BEING OFFERED PURSUANT TO THIS JOINT PROXY STATEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CBI OR CBOV OR THE INFORMATION SET FORTH HEREIN SINCE THE DATE OF THIS JOINT PROXY STATEMENT.

                               TABLE OF CONTENTS



                                                                                    Page

Introduction......................................................................    1
Available Information.............................................................    3
Summary...........................................................................    6
  The Companies...................................................................    6
  The Shareholder Meetings........................................................    6
  The Reorganization..............................................................    6
Comparative Per Share Information.................................................   12
Selected Financial Information....................................................   14
  CBI Selected Historical Financial Information...................................   15
  CBOV Selected Historical Financial Information..................................   16
  CBI and CBOV Selected Historical Pro Forma Financial Information................   17
The Shareholder Meetings..........................................................   18
The Reorganization................................................................   22
Investment Advisor Opinions.......................................................   37
Commerce Bank of Virginia.........................................................   46
Commerce Bank of Virginia Election of Directors; Management.......................   53
Commerce Bank of Virginia Management's Discussion and Analysis of
     Financial Condition and Results of Operations................................   59
Independent Accountants...........................................................   87
Other Business....................................................................   87
Community Bankshares Incorporated ................................................   88
Community Bankshares Incorporated Election of Directors; Management...............   94
Community Bankshares Incorporated Proposal to Amend Articles of Incorporation.....  101
Community Bankshares Incorporated Management's Discussion and Analysis of
     Financial Condition and Results of Operations................................  102
Relationship With Independent Certified Public Accountants........................  123
Description of CBI Capital Stock..................................................  124
Comparative Rights of Security Holders............................................  126
Supervision and Regulation........................................................  131
Pro Forma Condensed Financial Information (Unaudited).............................  137
  Pro Forma Condensed Balance Sheets..............................................  137
  Pro Forma Condensed Statements of Income .......................................  140
  Notes to Pro Forma Condensed Financial Information..............................  144
Cost and Means of Proxy Solicitation..............................................  144
Annual Report and Financial Statements............................................  144
Other Matters.....................................................................  145
Experts...........................................................................  145
Legal Opinion.....................................................................  145
Shareholder Nominations and Proposals.............................................  145

APPENDICES

General

A  Agreement and Plan of Reorganization...........................................  A-1
B  Amendment to CBI Articles of Incorporation.....................................  B-1

                                                        -4-





Commerce Bank of Virginia

C  Commerce Bank of Virginia Financial Statements (including the audited December 31, 1995 Financial Statements)..............................  C-1

D  Opinion of McKinnon & Company, Inc.............................................  D-1

E  Excerpts from the Virginia Stock Corporation Act Relating to Dissenting Shareholders...................................................  E-1

Community Bankshares Incorporated

F  Community Bankshares Incorporated Financial Statements (including the audited December 31, 1995 Financial Statements)..............................  F-1

G  Opinion of McKinnon & Company, Inc.............................................  G-1

                                    SUMMARY

         The following summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements contained elsewhere in this Joint Proxy Statement, including the Appendices hereto and the documents incorporated herein by reference.

THE COMPANIES

         CBI. CBI is a bank holding company headquartered in Petersburg, Virginia. CBI has one subsidiary, The Community Bank, a Virginia-chartered bank that operates four banking offices which offer a full range of banking services principally to individuals and to small and medium sized businesses in Petersburg, Virginia and neighboring communities. CBI was formed in 1984 to serve as the parent holding company for The Community Bank. The Community Bank opened in 1974 as a Virginia- chartered bank. At December 31, 1995, CBI had total assets of $88.1 million, deposits of $77.2 million, and total stockholders' equity of $9.8 million. CBI's principal executive offices are located at 200 N. Sycamore Street, Petersburg, Virginia 23804 and its telephone number is (804) 861-2320. See "Community Bankshares Incorporated," "Pro Forma Condensed Financial Information" and the documents relating to CBI accompanying this Joint Proxy Statement.


         CBOV. CBOV, which opened in 1986, is a Virginia-chartered bank and member of the Federal Reserve System providing commercial and consumer banking services to customers in and around Richmond, Virginia, through its five banking offices. At December 31, 1995, CBOV had total assets of $72.9 million, deposits of $66.4 million, and stockholders' equity of $6.1 million. The principal executive offices of CBOV are located at P.O. Box 29569, Richmond, Virginia 23242-0569, and its telephone number is (804) 360-2222. See "Commerce Bank of Virginia" and "Commerce Bank of Virginia Management's Discussion and Analysis of Financial Condition and Results of Operation."


THE SHAREHOLDER MEETINGS

         CBI. The CBI Meeting will be held at The Community Bank, 200 N. Sycamore Street, Petersburg, Virginia, on June 18, 1996 at 3:30 p.m., local time. Only holders of record of CBI Common Stock at the close of business on April 26, 1996, will be entitled to vote at the CBI Meeting. See "The Shareholder Meetings - The CBI Meeting."


         CBOV. The CBOV Meeting will be held at the Dominion Country Club, 6000 Dominion Club Drive, Glen Allen, Virginia on June 18, 1996 at 10:00 a.m., local time. Only holders of record of CBOV Common Stock at the close of business on April 26, 1996, will be entitled to vote at the CBOV Meeting. See "The Shareholder Meetings - The CBOV Meeting."

THE REORGANIZATION

         The Reorganization provides for the exchange of each outstanding share of CBOV Common Stock for 1.4044 shares CBI Common Stock. CBI will then serve as the parent bank holding company for CBOV, which will continue to carry on its banking business in substantially the same manner as before the Reorganization.

         At the effective date of the Reorganization, each outstanding share of CBOV Common Stock, except for shares as to which dissenters' rights have been duly exercised, shall be exchanged for 1.4044 shares of CBI Common Stock and cash in lieu of any fractional share (the "Exchange Ratio"). Thus, the lower the price of CBI Common Stock at the effective date of the Reorganization, the lower the dollar value of CBI Common Stock CBOV shareholders will receive as a result of the Reorganization. Conversely, the higher the price of CBI Common Stock at the effective date of the Reorganization, the higher the dollar value of CBI Common Stock CBOV shareholders will receive as a result of the Reorganization.

         As of April 8, 1996, CBI's closing price on the OTC Bulletin Board was $14.50, which calculates to a price for CBOV Shareholders of $21.77 per share of CBOV Common Stock. See "The Reorganization - Terms of the Reorganization - CBOV Common Stock."


         CBOV has granted options to purchase 24,000 shares of CBOV Common Stock (the "CBOV Options"). The CBOV Options, which were granted in 1986, 1989, 1992 and 1993, were exercised before their April 8, 1996 expiration date. The exercise prices of the various CBOV Options ranged from $5.33 to $8.63 per share. Based on the price of CBI Common Stock as of April 8, 1996 set forth in the preceding paragraph, the CBOV Options were in the money on such date.


RECOMMENDATION OF THE BOARD OF DIRECTORS

         CBOV. The Board of Directors of CBOV has unanimously approved the Reorganization, including the Reorganization Agreement. The Board of Directors believes that the Reorganization is fair to and in the best interests of shareholders of CBOV and recommends a VOTE FOR the Reorganization.

         CBI. The Board of Directors of CBI has unanimously approved the Reorganization, including the Reorganization Agreement. The Board of Directors believes that the Reorganization is fair to and in the best interests of shareholders of CBI and recommends a VOTE FOR the Reorganization. See "The Reorganization."

INTERESTS OF CBOV DIRECTORS AND OFFICERS


         Holders of voting stock of CBOV should be aware that certain members of CBOV's Board of Directors and senior management have certain interests in the Reorganization that are in addition to the interests of stockholders of CBOV generally. The Board of Directors of CBOV was aware of these interests and considered them, among other factors, in approving the Reorganization. See "The Reorganization - Interests of Certain Persons in the Reorganization". The potential shares of CBI Common Stock which CBOV Directors and executive officers may receive in the aggregate pursuant to the Reorganization, after the exercise of all options, are 274,675 shares, which would have had a value of approximately $4.2 million as of April 8, 1996. All of the Directors of CBOV will become Directors of CBI on the Effective Date. Such individuals will continue to receive fees for serving as Directors of CBOV. However, Directors of CBI receive no additional compensation for serving as Directors of CBI.


         All options to purchase CBOV Common Stock held by Directors and executive officers of CBOV were exercised before their April 8, 1996 expiration date and none of the Directors or executive officers of CBOV will receive options to purchase CBI Common Stock in connection with the Reorganization.

In the past, CBI has granted stock options to its Directors and executive officers, but there is no present agreement or understanding concerning stock option grants to Directors of CBOV after the Effective Date.


         Richard C. Huffman, Thomas H. Caffrey, Jr., and John M. Wiatt, Jr., executive officers of CBOV have employment contracts with CBOV. Such contracts will be assumed by CBI in connection with the Reorganization without any change to the terms of such contracts. Mr. Huffman's contract expires on December 31, 1997, while the employment contracts of Messrs. Caffrey and Wiatt expire on December 31, 1996. All three contracts provide for automatic renewals for successive terms of one year at a time, unless the contract is terminated by CBOV or the employee. Mr. Huffman's contract provides for annual base compensation of $95,000, while the contracts of Messrs. Caffrey and Wiatt provide for annual base compensation of $61,168 and $76,995, respectively. All contracts provide for enhanced severance benefits if the officer's employment terminates within one year after a change of control. As of January 1, 1996, the cash amounts payable to Messrs. Huffman, Caffrey and Wiatt, in the event of a termination of employment after a change of control, would have been $325,910, $69,168 and $84,995, respectively. See "Commerce Bank of Virginia Election of Directors; Management - Employment Contracts".

OPINION OF FINANCIAL ADVISOR

         CBOV. McKinnon & Company, Inc., Norfolk, Virginia, has served as financial advisor to CBOV in connection with the Reorganization and has rendered its opinion to the Board of Directors of CBOV that, as of the date of this Joint Proxy Statement and on the basis of the matters referred to herein, the consideration to be received pursuant to the Reorganization Agreement is fair, from a financial point of view, to the CBOV shareholders. A copy of the opinion of McKinnon & Company, Inc. is attached as Appendix D to this Joint Proxy Statement and should be read in its entirety for information with respect to the assumptions made and other matters considered by McKinnon & Company, Inc. in rendering its opinion. See "Investment Advisor Opinions - CBOV - Opinion of Financial Advisor."

         CBI. McKinnon & Company, Inc. also has served as financial advisor to CBI in connection with the Reorganization and has rendered its opinion to the Board of Directors of CBI that, as of the date of this Joint Proxy Statement and on the basis of the matters referred to therein, the consideration to be received pursuant to the Reorganization Agreement is fair, from a financial point of view, to the CBI shareholders. A copy of the opinion of McKinnon & Company, Inc. is attached as Appendix G to this Joint Proxy Statement and should be read in its entirety for information with respect to the assumptions made and other matters considered by McKinnon & Company, Inc. in rendering its opinion. See "Investment Advisor Opinions - CBI - Opinion of Financial Advisor."

VOTE REQUIRED

         CBOV. Approval of the Reorganization requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of CBOV Common Stock. As of the record date for the CBOV Meeting, directors and executive officers of CBOV and their affiliates owned beneficially an aggregate of 195,582 shares of CBOV Common Stock, or approximately 37.1% of the shares of CBOV Common Stock outstanding on such date. The directors and executive officers of CBOV have indicated their intention to vote their shares of CBOV Common Stock in favor of the Reorganization. See "The Shareholder Meetings - The CBOV Meeting - Vote Required."

         CBI. Approval of the Reorganization requires that more votes be cast for the Reorganization by holders of CBI Common Stock than are cast against it. Approval of the proposed amendment to Article 8 of the CBI Articles of Incorporation requires the affirmative vote of a majority of the shares of CBI Common Stock issued and outstanding. Approval of the proposed amendment to the CBI Articles of Incorporation is a condition to the obligation of CBOV to consummate the Reorganization. As of the record date for the CBI Meeting, directors and executive officers of CBI and their affiliates owned beneficially an aggregate of 357,393 shares of CBI Common Stock, or approximately 30.8% of the shares of CBI Common Stock outstanding on such date. The directors and executive officers of CBI have indicated their intention to vote their shares of CBI Common Stock in favor of the Reorganization and in favor of the proposed amendment to Article 8 of the CBI Articles of Incorporation. See "The Shareholder Meetings - The CBI Meeting - Vote Required."


EFFECTIVE DATE

         If the Reorganization is approved by the requisite vote of the shareholders of CBOV and CBI, and the applications of CBI to acquire CBOV pursuant to the Reorganization are approved by the Federal Reserve and the Virginia State Corporation Commission (the "SCC"), and other conditions to the Reorganization are satisfied (or waived to the extent permitted by applicable law), the Reorganization will be consummated and effected after a certificate of Share Exchange is issued by the SCC pursuant to the Virginia Stock Corporation Act (the "Effective Date"). If the Reorganization is approved by the shareholders, the Federal Reserve and the SCC, it is anticipated that the Effective Date will be on or about June 30, 1996, or as soon thereafter as practicable.

DISTRIBUTION OF STOCK CERTIFICATES AND PAYMENT FOR FRACTIONAL SHARES

         As soon as practicable after the Effective Date, The Community Bank, as the exchange agent, will mail to each CBOV shareholder (other than dissenting shareholders) a letter of transmittal and instructions for use in order to surrender the certificates which immediately prior to the Effective Date represented shares of CBOV Common Stock in exchange for certificates representing shares of CBI Common Stock. Cash (without interest) will be paid to CBOV shareholders in lieu of the issuance of any fractional shares in an amount equal to the fraction of a share of CBI Common Stock to which such shareholder would otherwise be entitled multiplied by the book value per share of CBI Common Stock at the end of the calendar quarter that immediately precedes the Effective Date. Under the Reorganization Agreement, either party may terminate the agreement if the transaction is not consummated by August 31, 1996. See "The Reorganization - Surrender of Stock Certificates."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         Williams, Mullen, Christian & Dobbins, counsel for CBI, has delivered an opinion that, among other things, (i) no gain or loss will be recognized by CBOV shareholders who receive solely shares of CBI Common Stock pursuant to the Reorganization, (ii) the aggregate tax basis of CBI Common Stock received by a CBOV shareholder will equal the aggregate tax basis of the CBOV Common Stock surrendered in exchange therefor by such shareholder (reduced by any amount allocable to fractional share interests for which cash is received), and (iii) the holding period of the CBI Common Stock received will generally include the holding period of the CBOV stock surrendered if the CBOV Common Stock is held as a capital asset at the Effective Date. Any cash received by shareholders as a result of an exercise of their dissenters' rights will be treated as a sale or exchange of the stock resulting in capital gain or loss. For a more complete description of the federal income tax consequences of the Reorganization, see "The Reorganization - Federal Income Tax Matters." It is recommended that each CBOV shareholder also consult his or her own tax advisor to determine whether or not there are any tax consequences of the Reorganization that might be of particular concern due to a shareholder's individual tax situation.

CONDITIONS TO CONSUMMATION OF THE REORGANIZATION

         Consummation of the Reorganization is subject to various conditions, including among other matters: (i) receipt of the approval of the shareholders of CBOV and CBI solicited hereby; (ii) receipt of an opinion of counsel as to the tax-free nature of the Reorganization for shareholders (except for cash received in lieu of fractional shares or upon the exercise of dissenters' rights); (iii) approval of the Federal Reserve under the Bank Holding Company Act of 1956, as amended ("BHC Act"), and the SCC; and (iv) approval of the proposed amendment to the CBI Articles of Incorporation by the holders of CBI Common Stock. Substantially all of the conditions to consummation of the Reorganization may be waived, in whole or in part, to the extent permissible under applicable law by the party for whose benefit the condition has been imposed, without the approval of the shareholders of that party. Shareholder and regulatory approvals, however, may not be waived. See "The Reorganization - Representations and Warranties; Conditions to the Reorganization" and "The Reorganization - Regulatory Approvals."

         The Reorganization Agreement may be terminated and the Reorganization abandoned notwithstanding shareholder approval (i) by mutual agreement of the Boards of Directors of CBI and CBOV or (ii) by either CBI or CBOV if the Effective Date has not occurred by August 31, 1996 or if certain specified events occur. See "The Reorganization - Waiver, Amendment and Termination."

EFFECTS OF THE REORGANIZATION ON THE RIGHTS OF CBOV SHAREHOLDERS

         Upon consummation of the Reorganization, CBOV shareholders shall become shareholders of CBI. The rights of the former shareholders of CBOV, now governed by the Virginia Stock Corporation Act (the "Virginia SCA"), will continue to be governed by the Virginia SCA after the Effective Date and the rights of CBOV shareholders will also be as provided for under the Articles of Incorporation and Bylaws of CBI. The provisions of the Articles of Incorporation and Bylaws of CBI differ in certain material respects from the Articles of Incorporation and Bylaws of CBOV. See "Comparative Rights of Security Holders."

ACCOUNTING TREATMENT

         It is intended that the Reorganization will be accounted for as a pooling of interests. It is intended that CBI will receive an opinion from its independent accountants that the Reorganization will be accounted for as a pooling of interests, which is a condition to the consummation of that transaction. CBI does not expect to receive such opinion until after the respective shareholder meetings of CBI and CBOV. Although pooling of interests accounting, like other terms in the Agreement, can be waived, CBI has indicated that it is unlikely to waive that requirement. If independent accountants determine that pooling of interests accounting treatment is not available and both parties agree to waive that term, the Reorganization would have to be resubmitted to shareholders of CBI and CBOV for their approval. See "The Reorganization - Accounting Treatment."

RIGHTS OF DISSENT AND APPRAISAL

         Each holder of CBOV shares may dissent from the Reorganization and is entitled to the rights and remedies of dissenting shareholders provided in
Article 15 of the Virginia SCA, subject to compliance with the procedures set forth therein, including the right to appraisal of his or her stock. A copy of
Article 15 is attached as Appendix E to this Joint Proxy Statement and a summary thereof is included under "The Reorganization - Rights of Dissenting Shareholders."

MARKETS AND MARKET PRICES

         CBI Common Stock has traded on the OTC Bulletin Board since May, 1994 under the symbol "CBIV". There is no established public trading market for CBOV Common Stock. CBOV Common Stock is traded largely through Scott & Stringfellow, Inc. which attempts to match buyers and sellers on a first-come, first-served basis. CBOV Common Stock is not listed on any stock exchange, and trades are infrequent.

         The information below provides the price per share of CBI Common Stock and CBOV Common Stock prior to the public announcement of the Reorganization on December 13, 1995 and as of a recent date. The historical price of CBI Common Stock, $11.25, is based on the reported closing price on December 12, 1995, the last trading day preceding the announcement of the Reorganization, as reported on the OTC Bulletin Board. CBOV Common Stock is traded thinly, and therefore the market value for CBOV Common Stock on that date is unknown. A trade involving 500 shares did occur on October 7, 1995 at $15.50 per share. That price represents the last known independent selling price preceding public announcement of the Reorganization on December 13, 1995. The only trade involving CBOV Common Stock since October 7, 1995 for which CBOV knows the price was a trade involving 400 shares on March 31, 1996 at a price of $15.75 per share.



=============================================================================================================================
        TRADING PRICE                       CBI                            CBOV                        EQUIVALENT
        PER SHARE AT                    COMMON STOCK                   COMMON STOCK                 PER SHARE PRICE*

- -----------------------------------------------------------------------------------------------------------------------------
December 12, 1995                         $ 11.25                         $ 15.50                         $15.80
- -----------------------------------------------------------------------------------------------------------------------------
April 8, 1996                             $ 15.50                         $ 15.75                         $21.77
=============================================================================================================================


- -------------------------
* CBOV Shareholders will receive 1.4044 shares of CBI Common Stock for each share of CBOV Common Stock outstanding. This table merely indicates the historical value of the exchange projected back to the last trading date before the Reorganization Agreement was announced and on a recent trading date for CBI Common Stock. The last known trade of CBOV Common Stock occurred on March 31, 1996.

      SHAREHOLDERS ARE ADVISED TO OBTAIN
      CURRENT MARKET QUOTATIONS FOR CBI COMMON STOCK. No assurance can be given as to the market price of CBI Common Stock at or after the Effective Date.

                       COMPARATIVE PER SHARE INFORMATION

         The following unaudited consolidated financial information reflects certain comparative per share data relating to the Reorganization. The information shown below should be read in conjunction with the historical financial statements of CBI and CBOV, including the respective notes thereto, which are included elsewhere in this Joint Proxy Statement or in documents delivered herewith, and in conjunction with the unaudited pro forma consolidated financial information appearing elsewhere in this Joint Proxy Statement. See "Pro Forma Condensed Financial Information."

         The following information is not necessarily indicative of the results of operations or combined financial position that would have resulted had the Reorganization been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations in future periods.

         The following table presents selected comparative consolidated unaudited per share information (i) for CBI on a historical basis and on a pro forma combined basis assuming the Reorganization had been effective during the periods presented and accounted for as a pooling of interests and (ii) for CBOV on a historical basis and on a pro forma equivalent basis.

                                  CBI AND CBOV


                                                                             FOR THE
                                                                     YEAR ENDED DECEMBER 31,

                                                    1995           1994          1993          1992           1991
                                                    ----           ----          ----          ----           ----
PER COMMON SHARE:
NET INCOME:

CBI-historical (3)..........................         $1.34         $1.10         $ .95         $ .74         $ .65

CBOV-historical.............................          1.60          1.13           .68           .83           .42

Pro forma combined .........................          1.27          1.00           .79           .69           .53

CBOV pro forma equivalent (1) ..............          1.78          1.40          1.11           .97           .74


CASH DIVIDENDS DECLARED:

   CBI-historical (3) ......................           .175        $ .15         $ .10         $ .08         $ .075

   CBOV-historical .........................             -             -             -             -             -

   Pro forma combined (2) ..................           .11           .10           .07           .05           .05

   CBOV pro forma equivalent (1)(2).........           .15           .14           .10           .07           .07


BOOK VALUE                                                       AT DECEMBER 31,

                                                                       1995:

   CBI-historical (3) ......................                          $ 8.51

   CBOV-historical .........................                           12.19

   Pro forma combined ......................                           8.57

   CBOV pro forma equivalent................                           12.04


- -------------------------

(1) CBOV pro forma equivalent amounts represent pro forma combined information multiplied by the Exchange Ratio of 1.4044 shares of CBI Common Stock for each share of CBOV Common Stock.

(2) Pro forma combined dividends per share represent historical dividends per share paid by CBI. See "The Reorganization - CBI and CBOV Market Prices and Dividends" for additional information.

(3) All information has been restated to reflect a CBI two-for-one stock split effected in the form of a 100% stock dividend paid August 31, 1995.

                         SELECTED FINANCIAL INFORMATION

         The following tables set forth certain selected historical financial information for CBI and CBOV and certain unaudited consolidated pro forma financial information giving effect to the Reorganization using the pooling of interests method of accounting. See "The Reorganization - Accounting Treatment." The selected historical financial information is based on, derived from and should be read in conjunction with the historical consolidated financial statements of CBI and the historical financial statements of CBOV and the respective notes thereto included elsewhere in this Joint Proxy Statement. See "Available Information". All of the following selected financial information should be read in conjunction with the unaudited pro forma consolidated financial information, including the notes thereto, appearing elsewhere in this Joint Proxy Statement. See "Pro Forma Condensed Financial Information." The pro forma financial information is not necessarily indicative of the results that actually would have occurred had the Reorganization been consummated on the dates indicated or that may be obtained in the future.

                       COMMUNITY BANKSHARES INCORPORATED
                   SELECTED HISTORICAL FINANCIAL INFORMATION


                                                                 Years ended December 31,
                                                 1995         1994          1993         1992         1991
                                                     (In thousands, except ratios and per share data)
INCOME STATEMENT DATA:

Net interest income.................          $ 4,472        $ 3,784       $ 3,187      $ 2,924      $ 2,681
Provision for loan losses                     $   247        $    66       $   120      $   372      $   260
                                               -------------------------------------------------------------
Net interest income after
  provision for loan losses                   $ 4,225        $ 3,718       $ 3,067      $ 2,552      $ 2,421
Noninterest income..................          $   753        $   801       $   859      $   794      $   681
Noninterest expense.................          $ 2,499        $ 2,547       $ 2,281      $ 2,058      $ 2,011
                                               -------------------------------------------------------------
Income before income taxes                    $ 2,479        $ 1,972       $ 1,645      $ 1,288      $ 1,091
Income taxes........................          $   856        $   660       $   566      $   442      $   348
                                               -------------------------------------------------------------
Net income..........................          $ 1,623        $ 1,312       $ 1,079      $   846      $   743
                                               =============================================================

PER SHARE DATA (1):

Net income..........................          $  1.34        $  1.10       $  0.95      $  0.74      $  0.65
Cash dividends......................          $  0.175       $  0.15       $  0.10      $  0.08      $  0.075
Book value at period end                      $  8.51        $  7.54       $  6.55      $  5.71      $  5.01

BALANCE SHEET DATA:

Total assets........................          $88,137        $77,363       $76,921      $68,686      $60,252
Loans, net..........................          $65,256        $61,488       $57,162      $52,074      $43,667
Securities..........................          $14,111        $ 8,568       $10,437      $ 8,801      $ 9,447
Deposits............................          $77,214        $68,081       $68,915      $60,524      $53,519
Stockholder's equity (1)                      $ 9,784        $ 8,596       $ 7,470      $ 6,515      $ 5,761
Shares outstanding (1)                      1,150,000      1,140,000     1,140,000    1,142,000    1,150,000

PERFORMANCE RATIOS:

Return on average assets                         1.91%          1.69%         1.48%        1.28%        1.29%
Return on average equity                        17.77%         16.25%        15.49%       13.86%       13.71%
Net interest margin (2)                          5.64%          5.29%         4.80%        4.92%        5.22%
Average loans to deposits                       85.94%         87.88%        85.38%       82.67%       81.77%

ASSET QUALITY RATIOS:
Allowance for loan losses to
   period end loans.................             1.15%          1.17%         1.05%        1.09%        1.13%
Allowance for loan losses to
  nonaccrual loans..................             3.46X         41.20X        64.77X       11.47X        3.75X
Nonperforming assets to period end
  loans and other real estate owned              2.36%          1.32%         1.24%        0.98%        2.77%
Net charge-offs (recoveries)
  to average loans..................             0.33%         -0.08%         0.15%        0.62%        0.40%

- ------------
(1) All per share information has been restated to reflect a 2 for 1 stock split effected in the form of a 100% stock dividend paid August 31, 1995.

(2) Net interest margin is calculated as tax-equivalent net interest income divided by average earning assets and represents CBI's net yield on its earning assets.

                           COMMERCE BANK OF VIRGINIA
                   SELECTED HISTORICAL FINANCIAL INFORMATION


                                                                 Years ended December 31,

                                                 1995         1994          1993         1992         1991
                                                     (In thousands, except ratios and per share data)

INCOME STATEMENT DATA:

Net interest income.................           $ 3,113       $ 2,705       $ 2,186       $ 1,871       $ 1,453
Provision for loan losses                      $   195       $   200       $    75       $   127       $   250
                                               ---------------------------------------------------------------
Net interest income after
  provision for loan losses                    $ 2,918       $ 2,505       $ 2,111       $ 1,744       $ 1,203
Noninterest income..................           $   382       $   430       $   264       $   241       $   311
Noninterest expense.................           $ 2,200       $ 2,223       $ 1,994       $ 1,524       $ 1,296
                                               ---------------------------------------------------------------
Income before income taxes                     $ 1,100       $   712       $   381       $   461       $   218
Income taxes........................           $   368       $   226       $   103       $   141       $    55
                                                 -------------------------------------------------------------
Net income..........................           $   732       $   486       $   278       $   320       $   163
                                                 =============================================================

PER SHARE DATA:

Net income (1)......................           $  1.60       $  1.13       $  0.68       $  0.83       $  0.42
Cash dividends......................           $  0.00       $  0.00       $  0.00       $  0.00       $  0.00
Book value at period end                       $ 12.19       $  9.88       $  8.76       $  8.92       $  8.11

BALANCE SHEET DATA:

Total assets........................           $72,940       $61,086       $57,208       $41,754       $38,023
Loans, net..........................           $42,149       $38,802       $30,778       $25,070       $21,586
Securities (2)......................           $20,146       $15,165       $13,380       $ 7,995       $ 6,194
Deposits............................           $66,358       $55,812       $53,298       $38,006       $34,697
Stockholder's equity (2)(3)                    $ 6,109       $ 4,259       $ 3,760       $ 3,470       $ 3,116
Shares outstanding (3)                         501,264       431,223       429,023       388,845       384,385

PERFORMANCE RATIOS:

Return on average assets                          1.09%         0.80%         0.49%         0.79%         0.46%
Return on average equity                         14.12%        12.04%         7.62%         9.58%         5.38%
Net interest margin (4)                           4.98%         5.02%         4.75%         4.77%         4.50%
Average loans to deposits                        66.26%        63.77%        61.17%        64.17%        65.85%

ASSET QUALITY RATIOS:
Allowance for loan losses to
   period end loans.................              1.11%         0.95%         1.06%         1.16%         1.32%
Allowance for loan losses to
  nonaccrual loans..................               N/A          7.48X         3.33X         3.38X          N/A
Nonperforming assets to period end
  loans and other real estate owned                N/A          0.13%         0.07%         0.33%         0.23%
Net charge-offs (recoveries)
  to average loans..................              0.24%         0.44%         0.15%         0.45%         0.98%

- ------------

(1)    Based on average shares outstanding in 1995 of 459,239.


(2) Includes $102,193 of net unrealized gains on securities available for sale as of December 31, 1995.


(3) In August 1995, CBOV completed an offering of 70,041 shares of common stock to existing shareholders resulting in the addition of $1,050,615 to stockholder's equity.


(4) Net interest margin is calculated as tax-equivalent net interest income divided by average earning assets and represents CBOV's net yield on its earning assets.

                       COMMUNITY BANKSHARES INCORPORATED
                         AND COMMERCE BANK OF VIRGINIA
              SELECTED HISTORICAL PRO FORMA FINANCIAL INFORMATION



                                                                 Years ended December 31,
                                                 1995         1994          1993         1992         1991
                                                     (In thousands, except ratios and per share data)
INCOME STATEMENT DATA:

Net interest income.................           $  7,585     $  6,489      $  5,373     $  4,795     $  4,134
Provision for loan losses                      $    442     $    266      $    195     $    499     $    510
                                               -------------------------------------------------------------
Net interest income after
  provision for loan losses                    $  7,143     $  6,223      $  5,178     $  4,296     $  3,624
Noninterest income..................           $  1,135     $  1,231      $  1,123     $  1,035     $    992
Noninterest expense.................           $  4,699     $  4,770      $  4,275     $  3,582     $  3,307
                                               -------------------------------------------------------------
Income before income taxes                     $  3,579     $  2,684      $  2,026     $  1,749     $  1,309
Income taxes........................           $  1,224     $    886      $    669     $    583     $    403
                                               -------------------------------------------------------------
Net income..........................           $  2,355     $  1,798      $  1,357     $  1,166     $    906
                                               =============================================================

PER SHARE DATA (1):

Net income..........................           $   1.27     $   1.00      $   0.79     $   0.69     $   0.53
Cash dividends......................           $   0.11     $   0.10      $   0.07     $   0.05     $   0.05
Book value at period end                       $   8.57     $   7.36      $   6.44     $   5.91     $   5.25

BALANCE SHEET DATA

Total assets........................           $161,077     $138,449      $134,129     $110,440     $ 98,275
Loans, net..........................           $107,405     $100,290      $ 87,940     $ 77,144     $ 65,253
Securities..........................           $ 34,257     $ 23,733      $ 23,817     $ 16,796     $ 15,641
Deposits............................           $143,572     $123,893      $122,213     $ 98,530     $ 88,216
Stockholder's equity (1)                       $ 15,893     $ 12,855      $ 11,230     $  9,985     $  8,877
Shares outstanding (1)                        1,853,975    1,745,610     1,742,520    1,688,094    1,689,830

PERFORMANCE RATIOS:

Return on average assets                           1.53%        1.31%         1.10%        1.09%        0.97%
Return on average equity                          16.38%       14.85%        12.78%       12.34%       10.71%
Net interest margin (2)                            5.35%        5.20%         4.80%        4.98%        5.01%
Average loans to deposits                         78.07%       78.77%        75.86%       75.70%       75.91%

ASSET QUALITY RATIOS:
Allowance for loan losses to
   period end loans.................               1.14%        1.09%         1.04%        1.10%        1.17%
Allowance for loan losses to
  nonaccrual loans..................               5.61X       20.35X        42.64X        6.26X        4.12X
Nonperforming assets to period end
  loans and other real estate owned                1.46%        0.88%         0.92%        1.04%        1.42%
Net charge-offs (recoveries)
  to average loans..................               0.29%        0.11%         0.15%        0.56%        0.58%


- ------------

(1) All per share information has been restated to reflect a 2 for 1 stock split effected by CBI in the form of a 100% stock dividend paid August 31, 1995.


(2) Net interest margin is calculated as tax-equivalent net interest income divided by average earning assets and represents CBI's and CBOV's combined net yield on its earning assets.

                            THE SHAREHOLDER MEETINGS

THE CBOV MEETING

       DATE, PLACE AND TIME. The CBOV Meeting will be held at the Dominion Country Club, 6000 Dominion Club Drive, Glen Allen, Virginia on June 18, 1996 at 10:00 a.m., local time.


       RECORD DATE. The Board of Directors of CBOV has fixed the close of business on April 26, 1996 as the record date (the "CBOV Record Date") for the determination of the holders of CBOV Common Stock entitled to receive notice of and to vote at the CBOV Meeting. At the close of business on the CBOV Record Date, there were 527,850 shares of CBOV Common Stock outstanding held by _____ shareholders of record.

       VOTE REQUIRED. Each share of CBOV Common Stock outstanding on the CBOV Record Date entitles the holder to cast one vote upon each matter properly submitted at the CBOV Meeting. The affirmative vote of the holders of more than two-thirds of the shares of CBOV Common Stock outstanding, as of the CBOV Record Date, in person or by proxy, is required to approve the Reorganization Agreement. In the election of directors, those receiving the greatest number of votes will be elected even if they do not receive a majority. Abstentions and broker non-votes will not be considered a vote for, or a vote against, a director.

       As of the CBOV Record Date, directors and executive officers of CBOV and their affiliates, persons and entities as a group, owned of record and beneficially a total of 195,582 shares of the Common Stock or approximately 37.1% of the shares of CBOV Common Stock outstanding, on such date. Directors and executive officers of CBOV have indicated an intention to vote their shares of CBOV Common Stock FOR the Reorganization and FOR the election of the nominees set forth on the enclosed proxy.

       A FAILURE TO VOTE, EITHER BY NOT RETURNING THE ENCLOSED PROXY OR BY CHECKING THE "ABSTAIN" BOX THEREON, WILL HAVE THE SAME EFFECT AS A VOTE AGAINST APPROVAL OF THE REORGANIZATION AGREEMENT.

       A stockholder may abstain or (only with respect to the election of CBOV directors) withhold his vote (collectively, "abstentions") with respect to each item submitted for stockholder approval. Abstentions will be counted for purposes of determining the existence of a quorum. Abstentions will be counted as not voting in favor of the relevant item. Since the election of CBOV directors is determined by a plurality vote, abstentions will not affect such election. Since approval of the Reorganization Agreement requires an affirmative vote of a specified number of shares outstanding, abstentions will have the effect of a negative vote with respect thereto.

       A broker who holds shares in street name has the authority to vote on certain items when he has not received instructions from the beneficial owner. Except for certain items for which brokers are prohibited from exercising their discretion, a broker is entitled to vote on matters put to stockholders without instructions from the beneficial owner. Where brokers do not have or do not exercise such discretion, the inability or failure to vote is referred to as a broker nonvote. Under the circumstances where the broker is not permitted to or does not exercise its discretion, assuming proper disclosure to CBOV of such inability to vote, broker nonvotes will be counted for purposes of determining the existence of a quorum, but also will be counted as not voting in favor of the particular matter. Since the CBOV election of directors is determined by a plurality vote, broker nonvotes, if any, will not have any effect on the outcome of any matter submitted for stockholder approval. Since the approval of the Reorganization Agreement requires an affirmative vote of a specified number of shares outstanding, broker nonvotes, if any, and abstentions will have the effect of a negative vote with respect thereto.

       VOTING AND REVOCATION OF PROXIES. Shareholders of CBOV are requested to complete, date and sign the accompanying form of proxy and return it promptly to CBOV in the enclosed envelope. If a proxy is properly executed and returned in time for voting, it will be voted as indicated thereon. If no voting instructions are given, proxies received by CBOV will be voted for approval of the Reorganization Agreement and for approval of the directors slated for election on the proxy. With respect to the election of directors, each shareholder entitled to vote at the CBOV Meeting has one vote per share owned at the CBOV Record Date. CBOV shareholders have no cumulative voting rights. The directors will be elected by plurality of the votes cast assuming that at least a majority of the total number of outstanding shares of CBOV Common Stock is present in person or by proxy at the meeting to constitute a quorum.

       A proxy may be revoked at any time before it is voted by giving written notice of revocation to CBOV, by executing and delivering a substitute proxy to CBOV or by attending the CBOV Meeting and voting in person. If a CBOV shareholder desires to revoke a proxy by written notice, such notice should be mailed or delivered on or prior to the meeting date to Richard C. Huffman, President, Commerce Bank of Virginia, P.O. Box 29569, Richmond, Virginia 23242-0569. IF A PROXY IS SIGNED AND RETURNED WITHOUT INDICATING ANY VOTING INSTRUCTIONS, SHARES OF CBOV COMMON STOCK REPRESENTED BY THE PROXY WILL BE VOTED FOR THE REORGANIZATION AGREEMENT AND FOR THOSE NOMINATED BY THE BOARD OF DIRECTORS.

       If a sufficient number of signed proxies enabling the persons named as proxies to vote in favor of the Reorganization are not received by CBOV by the time scheduled for the CBOV Meeting, the persons named as proxies may propose one or more adjournments of the meeting to permit continued solicitation of proxies with respect to such approval. If an adjournment is proposed, the persons named as proxies will vote in favor of such adjournment those proxies which are entitled to be voted in favor of the Reorganization Agreement and against such adjournment those proxies containing instructions to vote against approval of the Reorganization Agreement, unless the shareholder clearly writes on the face of that proxy specific instructions stating how that proxy should be voted in the case of an adjournment proposed prior to a vote on the Reorganization. Adjournment of the CBOV Meeting will be proposed only if the Board of Directors of CBOV believes that additional time to solicit proxies might permit the receipt of sufficient votes to approve the Reorganization Agreement, or at the request of CBI. It is anticipated that any such adjournment would be for a relatively short period of time, but in no event for more than 120 days. Any shareholder may revoke such shareholder's proxy during any period of adjournment in the manner described above.

       SOLICITATION OF PROXIES. CBOV will bear the cost of the solicitation of proxies. Solicitations may be made by mail, facsimile, telephone, telegraph or personally by directors, officers and employees at CBOV, none of whom will receive additional compensation for performing such services. CBOV shall pay all of its expenses incurred in preparation and delivery of the Joint Proxy Statement.

       THE BOARD OF DIRECTORS OF CBOV RECOMMENDS A VOTE FOR THE REORGANIZATION AND FOR THE ELECTION OF THE NOMINEES NAMED ON THE ENCLOSED PROXY.

THE CBI MEETING

       DATE, PLACE AND TIME. The CBI Meeting will be held at The Community Bank, 200 N. Sycamore Street, Petersburg, Virginia on June 18, 1996 at 3:30 p.m., local time.


       RECORD DATE. Only shareholders of record at the close of business on April 26, 1996, (the "CBI Record Date") are entitled to notice of and to vote at the CBI Meeting or any adjournment thereof. At the close of business on the CBI Record Date, CBI had outstanding 1,160,000 shares of CBI Common Stock outstanding held by _____ shareholders of record.


       VOTE REQUIRED. Each share of CBI Common Stock outstanding on the CBI Record Date entitles the holder to cast one vote upon each matter properly submitted at the CBI Meeting. Approval of the Reorganization requires that more votes be cast for the Reorganization by holders of CBI Common Stock than are cast against it. The affirmative vote of a majority of the outstanding shares of CBI Common Stock is required to approve the proposed amendment to the CBI Articles of Incorporation. In the election of directors, those receiving the greatest number of votes will be elected even if they do not receive a majority. Abstentions and broker non-votes will not be considered a vote for, or a vote against, a director.

       As of the CBI Record Date, directors and executive officers of CBI and their affiliates, persons and entities as a group owned of record and beneficially a total of 357,393 shares of CBI Common Stock or approximately 30.8% of the shares of CBI Common Stock outstanding on such date. Directors and executive officers of CBI have indicated an intention to vote their shares of CBI Common Stock FOR the Reorganization, FOR the proposed amendment to the CBI Articles of Incorporation and FOR the election of the nominees set forth on the enclosed proxy.

       A stockholder may abstain or (only with respect to the election of CBI directors) withhold his vote (collectively, "abstentions") with respect to each item submitted for stockholder approval. Abstentions will be counted for purposes of determining the existence of a quorum. Abstentions will be counted as not voting in favor of the relevant item. Since the election of CBI directors is determined by a plurality vote, abstentions will not affect such election. Since approval of the Reorganization Agreement requires that the votes cast for it exceed the votes cast against it, abstentions will not have any effect. Since approval of the proposed amendment to the CBI Articles of Incorporation requires an affirmative vote of a specified number of shares outstanding, abstentions will have the effect of a negative vote with respect thereto.

       VOTING AND REVOCATION OF PROXIES. Shareholders of CBI are requested to complete, date and sign the accompanying form of proxy and return it promptly to CBI in the enclosed envelope. If a proxy is properly executed and returned in time for voting, it will be voted as indicated thereon. If no voting instructions are given, proxies received by CBI will be voted for approval of the Reorganization Agreement; for the proposed amendment to the CBI Articles of Incorporation; and for the nominees for the Board of Directors identified on the enclosed proxy card. A stockholder may abstain with respect to each item submitted for stockholder approval.

       A broker who holds shares in street name has the authority to vote on certain items when he has not received instructions from the beneficial owner. Except for certain items for which brokers are prohibited from exercising their discretion, a broker is entitled to vote on matters put to stockholders without instructions from the beneficial owner. Where brokers do not have or do not exercise such discretion, the inability or failure to vote is referred to as a broker nonvote. Under the circumstances where the broker is not permitted to or does not exercise its discretion, assuming proper disclosure to CBI of such inability to vote, broker nonvotes will be counted for purposes of determining the existence of a quorum.

       A proxy may be revoked at any time before it is voted by giving written notice of revocation to CBI, by executing and delivering a substitute proxy to CBI or by attending the CBI Meeting and voting in person. If a CBI shareholder desires to revoke a proxy by written notice, such notice should be mailed or delivered on or prior to the meeting date to Lillian Umphlett, Cashier, Community Bankshares Incorporated, 200 N. Sycamore Street, Petersburg, Virginia 23804. If a proxy is signed and returned without indicating any voting instructions, shares of CBI Common Stock represented by the proxy will be voted FOR the Reorganization Agreement.

       If a sufficient number of signed proxies enabling the persons named as proxies to vote in favor of the Reorganization are not received by CBI by the time scheduled for the CBI Meeting, the persons named as proxies may propose one or more adjournments of a meeting to permit continued solicitation of proxies with respect to such approval. If an adjournment is proposed, the persons named as proxies will vote in favor of such adjournment those proxies which are entitled to be voted in favor of the Reorganization Agreement and against such adjournment those proxies containing instructions to vote against approval of the Reorganization Agreement, unless the shareholder clearly writes on the face of that proxy specific instructions stating how that proxy should be voted in the case of an adjournment proposed prior to a vote on the Reorganization. Adjournment of the meetings will be proposed only if the Board of Directors of CBI believes that additional time to solicit proxies might permit the receipt of sufficient votes to approve the Reorganization, or at the request of CBOV. It is anticipated that any such adjournment would be for a relatively short period of time, but in no event for more than 120 days. Any shareholder may revoke such shareholder's proxy during any period of adjournment in the manner described above.

       SOLICITATION OF PROXIES. CBI will bear the costs of its solicitation of proxies. Solicitations may be made by mail, facsimile, telephone, telegraph or personally by directors, officers and employees at CBI, none of whom will receive additional compensation for performing such services. CBI shall pay all of its expenses incurred in the preparation and delivery of the Joint Proxy Statement.

       THE BOARD OF DIRECTORS OF CBI RECOMMENDS A VOTE FOR THE REORGANIZATION, FOR THE PROPOSED AMENDMENT TO THE CBI ARTICLES OF INCORPORATION AND FOR THE ELECTION OF THE NOMINEES NAMED ON THE ENCLOSED PROXY.

                               THE REORGANIZATION

       The following is a summary description of the material terms of the Reorganization, and is qualified in its entirety by reference to the Reorganization Agreement which is attached as Appendix A hereto. All holders of CBOV or CBI Common Stock are urged to read the Reorganization Agreement in its entirety.

BACKGROUND AND REASONS FOR THE REORGANIZATION

       As community banks operating in contiguous markets, CBI and CBOV each has generally been aware of the other's operations and performance since CBOV opened for business in 1986. The Presidents of CBI and CBOV have been in the banking business in the Richmond/Petersburg, Virginia area for many years and have known each other for over 15 years. The boards of directors of CBI and CBOV each have believed for several years that the trend in Virginia and nationally is toward greater consolidation in the banking industry and that the best interests of their respective shareholders ultimately might be best served by combining with, or creating, a larger banking organization. Before the parties negotiated the terms of the Reorganization, the Presidents of CBI and CBOV each had held informal talks with other community banks in the Richmond/Petersburg, Virginia area, but none of those discussions ever ripened into a definitive agreement. The Board of Directors of CBOV first considered alternatives to remaining independent in 1994. The informal talks that CBOV had with other community banks took place in 1994. CBI's informal talks with other community banks also took place in 1994. Neither CBI nor CBOV has sought to be acquired or held any acquisition negotiations with any state-wide or regional banking organization. CBOV did not seek to be acquired by a large banking organization for several reasons. First, CBOV has a relatively small market share. At June 30, 1994, CBOV held only 0.6% of the total bank deposits in the City of Richmond and Counties of Henrico, Hanover and Goochland. All of the state-wide banking organizations have substantially larger market shares and CBOV did not believe that its relatively small share of deposits and customer base, consisting of individuals and small to medium sized businesses, would be highly valued by a large organization already operating in CBOV's market area. CBOV also believed that a large banking organization, not already operating in its market, would not highly value its operations because CBOV has a small market share and its customer base consists primarily of individuals and small to medium size businesses. Additionally, CBOV believed that by combining with another community banking organization, it could continue to operate with a high degree of autonomy in its market area, allowing CBOV to continue to expand, while avoiding disruption of its relationships with depositors and borrowers. Finally, as discussed below, CBOV believed that after combining with another community bank, the combined entity would be more attractive to a large potential acquiror than CBOV would be in its present condition. In late 1994, the Presidents of CBI and CBOV held intermittent, informal discussions about a possible affiliation. These discussions were inconclusive and terminated in March 1995 because the President of CBI took the position that CBI directors would have to constitute a majority of the Board of the combined institutions, while the President of CBOV took the position that Board representation must be equal. Other possible transaction terms were not addressed during these discussions.



       In September 1995 the parties entered into serious negotiations about an affiliation. These discussions occurred after CBOV advised CBI that equal Board representation after a merger was not essential and members of the Boards of Directors of both companies became involved in the negotiations. On October 11, 1995, Messrs. Shell, Holden and Jones, representing CBI, met with Messrs. Huffman, Beale and Hudgins, representing CBOV. At that meeting, the potential advantages of an affiliation were reviewed and the representatives of CBOV and CBI each indicated their support of a transaction in which CBI Common Stock would be issued to CBOV shareholders, with an Exchange Ratio based on the book values of CBI Common Stock and CBOV Common Stock at September 30, 1995. The representatives of CBOV also indicated their agreement with the proposal that the Board of CBI would consist of the ten current directors of CBI and the nine current directors of CBOV.


       At meetings of their Boards of Directors on October 14, 1995 and October 17, 1995, the directors of CBI and CBOV, respectively, each voted to proceed. CBI and CBOV each decided to engage McKinnon & Company, Inc. to calculate the Exchange Ratio and to render advice on the fairness of the Reorganization. The Boards of CBI and CBOV each met on November 21, 1995. At those meetings, a draft of the Reorganization Agreement was distributed to the directors of CBI and CBOV. A representative of McKinnon & Company, Inc. was present at each meeting to review the financial aspects of the Reorganization and respond to directors' questions. The Boards of CBI and CBOV met again on December 12, 1995. At those meetings, the respective counsel for CBI and CBOV reviewed the Reorganization Agreement and responded to questions. A representative of McKinnon & Company, Inc. was present at each meeting. He advised each Board that, in the opinion of McKinnon &

Company, Inc., the Reorganization was fair to the shareholders of CBI and CBOV from a financial point of view.

       The Reorganization Agreement was approved by the CBI Board and the CBOV Board and executed on December 12, 1995.

       In deciding to enter into the Reorganization Agreement, the CBI Board and the CBOV Board each considered a number of factors, but did not assign any relative or specific weights to the factors considered. Two principal factors were considered by the directors of CBI and CBOV. CBI, whose subsidiary bank opened for business in 1973, is headquartered in Petersburg, Virginia. Its market area consists of Petersburg, the neighboring community of Colonial Heights, Virginia and the adjacent counties of Prince George, Dinwiddie and Chesterfield, including the Village of Chester. CBOV operates five banking offices. Its principal office is in Henrico County, Virginia, west of Richmond, Virginia. CBOV operates two branch offices in Goochland County, Virginia, west of its principal office, and one branch each in Hanover County and downtown Richmond. CBI, though it has been more profitable than CBOV, operates in a market area that is generally less affluent and presents limited opportunities for growth. In contrast, CBOV operates primarily in areas of the suburban Richmond, Virginia market that are experiencing more rapid growth and are more affluent than the markets that CBI serves. Although CBOV, which opened for business in 1986, has shown increasing earnings, its earnings have not been as high as those of CBI. The parties believe that the Reorganization will benefit CBI and CBOV. The CBI Board believes that holders of CBI Common Stock will benefit from the growth potential of CBOV's market area through the CBOV branch system and the contacts already established in those markets by the directors, officers and employees of CBOV. The CBOV Board believes that holders of CBOV Common Stock will benefit from the higher current earnings of CBI.

       CBI and CBOV also each recognize that the banking industry is experiencing a consolidation trend. The directors of CBI and CBOV have considered the trend toward consolidation and believe that, because of its enhanced size and market area, CBI would be more attractive to a potential acquiror after the Reorganization than either CBI or CBOV in its present condition. There are no plans to seek a purchaser of CBI in the immediate future and there can be no assurance that a larger banking organization would want to purchase CBI after the Reorganization.

       Other material factors considered were: the exchange ratio offered for CBOV Common Stock; the dividend paid on the CBI Common Stock; the financial condition and history of performance of CBI and CBOV; diversification of risk associated with ownership of an institution with a broader geographic area; the well capitalized position and earnings of CBI and CBOV; the operational benefits of a combination, including the management resources and greater economic resources available to CBOV and CBI which should enable the parties to share the expense of state and federal bank regulation; higher effective legal lending limits through the ability of CBOV and The Community Bank to participate in loans originated by each other; the compatibility of the managements of the two organizations; and the ability of CBOV to remain a separate entity with the same Board managing its affairs. The CBOV Board and the CBI Board each believes that the addition of resources resulting from the Reorganization will enable CBOV and CBI to provide a wider and improved array of financial services to consumers and businesses and to achieve added flexibility in dealing with the changing competitive environment in their market areas. There were 724 record holders of CBI Common Stock and 421 record holders of CBOV Common Stock on December 31, 1995. CBI had 1,150,000 shares of common stock outstanding on that date. If the Reorganization had been consummated on December 31, 1995, CBI would have had 1,891,473 shares of common stock outstanding and 1,145 record holders. Because CBI will have more shareholders and more shares outstanding after the Reorganization, CBI and CBOV believe that the market for CBI common stock after the Reorganization will be more liquid than the market for either CBI Common Stock or CBOV Common Stock is today. After the Reorganization, CBI intends to apply to have its common stock traded on the NASDAQ National Market. However, there is no guarantee that CBI will be accepted for listing on the NASDAQ National Market and, even if CBI is accepted for such listing, there is no assurance that an active trading market will develop or be sustained.

       Following the Effective Date, all of the directors of CBOV will be directors of CBI. However, pursuant to the Reorganization Agreement, the directors, officers and employees of CBOV will not change as a result of the Reorganization. CBI will have the power after the Effective Date to elect the entire Board of Directors of CBOV and The Community Bank.

       The Board of Directors of CBOV believes that the Reorganization is in the best interests of CBOV and its shareholders. The CBOV directors have all committed to vote shares under their control in favor of the Reorganization to the extent of their fiduciary ability. The CBOV directors unanimously recommend that CBOV shareholders vote FOR the approval of the Reorganization Agreement.

       The Board of Directors of CBI believes that the Reorganization is in the best interests of CBI and its shareholders. The CBI directors have all committed to vote shares under their control in favor of the Reorganization to the extent of their fiduciary ability. The CBI directors unanimously recommend that CBI shareholders vote FOR the approval of the Reorganization Agreement.

TERMS OF THE REORGANIZATION

       CBOV Common Stock. At the Effective Date, each outstanding share of CBOV Common Stock (other than shares held by shareholders who perfect their dissenters' rights) will be exchanged for 1.4044 shares of CBI Common Stock and cash in lieu of any fractional shares. CBOV shareholders will thereby become shareholders of CBI. The amount of cash which may be paid to a CBOV shareholder in lieu of issuing any fractional shares will be equal to the fraction of a share of CBI Common Stock to which such shareholder would otherwise be entitled multiplied by the book value per share of CBI Common Stock at the end of the calendar quarter that immediately precedes the Effective Date.

       Shareholders of CBOV are entitled to exercise their dissenters' rights with respect to the Reorganization. See "The Reorganization - Rights of Dissenting Shareholders."

EFFECTIVE DATE

       If the Reorganization is approved by the requisite vote of the shareholders of CBOV and CBI and by the Federal Reserve and the SCC (See "The Reorganization - Regulatory Approvals") and other conditions to the Reorganization are satisfied (or waived to the extent permitted by the Reorganization Agreement and applicable law), the Reorganization will be consummated and effected at the time a certificate of Share Exchange is issued by the SCC pursuant to the Virginia SCA. See "The Reorganization - Representations and Warranties; Conditions to the Reorganization."

       It is anticipated that the Effective Date will be on or about June 30, 1996, but there can be no assurance as to whether or when the Reorganization will occur.

SURRENDER OF STOCK CERTIFICATES

       Promptly after the Effective Date, The Community Bank as the exchange agent, will mail to the former holders of CBOV Common Stock a letter of transmittal and instructions relating to the exchange of their CBOV share certificates for share certificates representing the number of shares of CBI Common Stock to which they are entitled as a result of the Reorganization.

       CBOV SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE SUCH INSTRUCTIONS.

       Promptly after surrender of one or more certificates for CBOV Common Stock, together with a properly completed letter of transmittal, the holder of such certificates will receive a certificate or certificates representing the number of shares of CBI Common Stock to which he or she is entitled and, where applicable, a check for the amount payable in cash in lieu of issuing a fractional share. Lost, stolen, mutilated or destroyed certificates will be treated in accordance with the existing procedures of CBI.

       All CBI Common Stock issued as a result of the conversion of CBOV Stock pursuant to the Reorganization will be deemed issued as of the Effective Date. After the Effective Date, CBOV shareholders will be entitled to vote the number of shares of CBI Common Stock for which their CBOV Common Stock has been exchanged, regardless of whether they have surrendered their CBOV certificates. The Reorganization Agreement provides, however, that no dividend or distribution payable to the holders of record of CBI Common Stock at or as of any time after the Effective Date will be paid to the holder of any CBOV certificate, until such holder physically surrenders such certificate, or completes CBI procedures for lost, mutilated or destroyed certificates, promptly after which time all such dividends or distributions will be paid (without interest).

REPRESENTATIONS AND WARRANTIES; CONDITIONS TO THE REORGANIZATION

       The Reorganization Agreement contains representations and warranties by CBI and CBOV, including representations and warranties with respect to their respective organizations, authorizations to enter into the Reorganization Agreement, capitalization, financial statements and pending and threatened litigation. These representations and warranties (except as otherwise provided in the Reorganization Agreement) will not survive the Effective Date.


       The obligations of CBI and CBOV to consummate the Reorganization are subject to the following conditions: approval and adoption of the Reorganization Agreement and Plan of Share Exchange by the requisite shareholder votes; receipt of all regulatory approvals necessary to consummate the Reorganization, not conditioned or restricted in a manner that, in the judgment of the Boards of Directors of CBI and CBOV, materially adversely affects the economic or business benefits of the Reorganization so as to render inadvisable consummation thereof; the absence of certain actual or threatened proceedings before a court or other governmental body relating to the Reorganization; receipt of current fairness opinions from the investment advisor for CBI and CBOV; approval of the proposed amendment to the CBI Articles of Incorporation by holders of CBI Common Stock; and the receipt of an opinion of counsel as to certain Federal income tax consequences of the Reorganization. Also, under the terms of the Reorganization Agreement, CBI agreed that, following the Effective Date, it will indemnify any person, including any director or officer of CBOV, who may be entitled to indemnification from CBOV as of the Effective Date of the Reorganization.

       In addition, each party's obligation to effect the Reorganization, unless waived, is subject to performance by the other party of its obligations under the Reorganization Agreement, the accuracy, in all material respects, of the representations and warranties of the other party contained therein, and the receipt of certain opinions and certificates from the other party.

REGULATORY APPROVALS

       CBI's acquisition of CBOV pursuant to the Reorganization is subject to approval by the Federal Reserve under the BHC Act, which requires that the Federal Reserve take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. The BHC Act prohibits the Federal Reserve from approving the Reorganization if it would result in a monopoly or if it would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect may be substantially to lessen competition or to tend to create a monopoly, or if it would be in any other manner a restraint of trade, unless the Federal Reserve finds that the anti-competitive effects of the Reorganization are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Reorganization may not be consummated for 15 days after such approval, pursuant to federal law, in order to provide a period for the Reorganization to be challenged under the antitrust laws.

       The BHC Act provides for the publication of notice and the opportunity for administrative hearings relating to the applications, and it authorizes the regulatory agency to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could substantially delay the regulatory approvals required for consummation of the Reorganization.

       The Reorganization is further subject to the approval of the SCC. To obtain such approval, the SCC must conclude that the Reorganization will not affect detrimentally the safety or soundness of a Virginia bank.

       Applications for approval of the Reorganization have been filed with the Federal Reserve and the SCC. None of the agencies has yet approved the applications. CBI and CBOV are not aware of any other governmental approvals or actions that are required for consummation of the Reorganization, except as described above. Should any such approval or action be required, it is currently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained.

BUSINESS PENDING THE REORGANIZATION

       Until consummation of the Reorganization (or termination of the Reorganization Agreement), each of CBOV and CBI is obligated to operate its businesses only in the ordinary and usual course, consistent with past practice, and to use its best efforts to maintain its business organization, employees and business relationships and to retain the services of its officers and key employees. Until consummation of the Reorganization (or termination of the Reorganization Agreement) CBOV may not, without the consent of CBI, and CBI may not, without the consent of CBOV, among other things: (a) declare or pay dividends on its capital stock, except in the regular course of business consistent with past practice; (b) enter into any merger, consolidation or business combination (other than the Reorganization) or any acquisition or disposition of a material amount of assets or securities or solicit proposals in respect thereof; (c) amend its charter or bylaws (except as may be required by the Reorganization Agreement); (d) issue any capital stock, except upon exercise of rights, warrants or options issued pursuant to existing employee benefits plans, programs or arrangements or effect any stock split or otherwise change its capitalization; or (e) purchase or redeem any of its capital stock.

WAIVER, AMENDMENT AND TERMINATION

       At any time on or prior to the Effective Date, any term or condition of the Reorganization may be waived by the party which is entitled to the benefits thereof, without shareholder approval, to the extent permitted under applicable law. The Reorganization Agreement may be amended at any time prior to the Effective Date by agreement of the parties whether before or after the CBOV and CBI Meetings (except that the Exchange Ratio shall not be changed after approval of the Reorganization Agreement by the CBOV and CBI shareholders). Any material change in a material term of the Reorganization Agreement after this Joint Proxy Statement is mailed to shareholders of CBOV and CBI would require a resolicitation of CBOV's and CBI's shareholders. Such a material change would include, but not be limited to, a change in the tax consequences to CBOV's shareholders.

       The Reorganization Agreement may be terminated by CBI or CBOV, whether before or after the approval of the Reorganization Agreement by the shareholders: (a) if the other party materially breaches any representation, warranty or agreement which is not properly cured by such breaching party; (b) if the Reorganization is not consummated by August 31, 1996; or (c) if the Federal Reserve or the SCC have denied approval of the Reorganization. The Reorganization Agreement also may be terminated at any time by the mutual consent of CBI and CBOV. In the event of termination, the Reorganization Agreement shall become null and void, except that certain provisions thereof relating to expenses and confidentiality of information exchanged between the parties shall survive any such termination.

RESALES OF CBI COMMON STOCK

       All shares of CBI Common Stock received by CBOV shareholders in connection with the Reorganization will be freely transferable, except that CBI Common Stock received by persons who are deemed to be "affiliates" (as such term is defined in Rule 144 under the Securities Act of 1933 (the "1933 Act")) of CBOV may be resold by them only in transactions permitted by the resale provisions of Rule 144 under the 1933 Act. For purposes of Rule 144 as applied to CBOV, the directors and executive officers of CBOV are the only affiliates who will be subject to the resale limitations.

INTEREST OF CERTAIN PERSONS IN THE REORGANIZATION

       In considering the recommendations of the Board of Directors of CBOV with respect to the Reorganization, holders of voting stock should be aware that certain members of CBOV's Board of Directors and senior management have certain interests in the Reorganization that are in addition to the interest of stockholders of CBOV generally. The Board of Directors of CBOV was aware of these interests and considered them, among other factors, in approving the Reorganization. These interests are as follows:

       Board of Directors. The Board of Directors of CBI after the Effective Date will include all members of CBOV's Board of Directors. After the Effective Date, the parties anticipate that Sam T. Beale, Chairman of the Board of CBOV, will become the Chairman of the Board of CBI. Nathan S. Jones, 3rd will remain the President and Chief Executive Officer of CBI. At this time all of the directors of CBI also are directors of The Community Bank. Such individuals are compensated for serving as directors of The Community Bank, but they receive no additional compensation for serving as directors of CBI. Likewise, after the Effective Date, the present directors of CBOV will receive no additional compensation for serving as directors of CBI. See "Community Bankshares Incorporated Election of Directors; Management - Attendance and Compensation."

       The Reorganization Agreement provides that when the CBOV directors become directors of CBI, three members of the CBOV Board will become members of each of the three classes of CBI Directors, as determined by the CBOV Board. The CBOV Board has determined that the CBOV directors will become members of the classes of CBI directors as follows:

       CLASS III (To serve until the 1997 Annual Meeting of Shareholders)
                               Richard C. Huffman
                                David E Hudgins
                                  Sam T. Beale

        CLASS I (To serve until the 1998 Annual Meeting of Shareholders)
                               John D. Seal, III
                                  Ralph Fields
                              Lawrence B. Nuckols

       CLASS II (To serve until the 1999 Annual Meeting of Shareholders)
                               Barry M. Kornblau
                               James R. V. Daniel
                                 James E. Bloom


       Options. All options to purchase CBOV Common Stock held by Directors and executive officers of CBOV were exercised before their April 8, 1996 expiration date and none of the Directors or executive officers of CBOV will receive options to purchase CBI Common Stock in connection with the Reorganization. In the past, CBI has granted stock options to its Directors and executive officers, but there is no present agreement or understanding concerning stock option grants to Directors of CBOV after the Effective Date.


       Projected CBI Common Stock Ownership. The potential shares of CBI Common Stock which CBOV Directors and executive officers may receive in the aggregate pursuant to the Reorganization, after the exercise of all options, are 274,675 shares, which would have had a value of approximately $4.2 million as of April 8, 1996. The table below sets forth (i) the projected holdings of CBI Common Stock by all CBOV Directors and executive officers, both individually and in the aggregate, upon the Reorganization and assuming the immediate exercise of all options and warrants; (ii) the percentage of ownership in CBI such shares would represent; and (iii) the estimated value of such shares.

                                      NO. OF               PROJECTED POST-SHARE
                                      CBI                  EXCHANGE PERCENT OF
                                      SHARES(1)            CBI COMMON STOCK(2)                 VALUE($)(3)
Sam T. Beale                           83,776                        4.41%                      1,298,528
James E. Bloom                         12,204                        0.64                         189,162
James R.V. Daniel                      15,588                        0.82                         241,614
Ralph Fields                           27,882                        1.47                         432,171
David E. Hudgins                       29,383                        1.55                         455,436
Richard C. Huffman                     48,109                        2.53                         745,689
Barry M. Kornblau                      34,924                        1.84                         541,322
Lawrence B. Nuckols                    44,475                        2.34                         689,362
John D. Seal, III                      18,774                        0.99                         290,997

All present executive officers and
  directors as a group (11 persons)   321,363                       16.90                       4,981,126


(1) Includes shares of CBI Common Stock currently owned by CBOV Directors and executive officers.


(2) Based on 527,850 shares of CBOV Common Stock outstanding on April 26, 1996 and 1,160,000 shares of CBI Common Stock outstanding on April 26, 1996.


(3) Based on the closing price of $15.50 per share of CBI Common Stock on the OTC Bulletin Board on April 8, 1996, without adjustment for any holder's investment basis in CBOV Common Stock.


         Employment Agreements. Richard C. Huffman, Thomas H. Caffrey, Jr., and John M. Wiatt, Jr., executive officers of CBOV have employment contracts with CBOV. Such contracts will be assumed by CBI in connection with the Reorganization without any change to the terms of such contracts. Mr. Huffman's contract expires on December 31, 1997, while the employment contracts of Messrs. Caffrey and Wiatt expire on December 31, 1996. All three contracts provide for automatic renewals for successive terms of one year at a time, unless the contract is terminated by CBOV or the employee. Mr. Huffman's contract provides for annual base compensation of $95,000, while the contracts of Messrs. Caffrey and Wiatt provide for annual base compensation of $61,168 and $76,995, respectively. All contracts provide for enhanced severance benefits if the officer's employment terminates within one year after a change of control. As of January 1, 1996, the cash amounts payable to Messrs. Huffman, Caffrey and Wiatt, in the event of a termination of employment after a change of control, would have been $325,910, $69,168 and $84,995, respectively. See "Commerce Bank of Virginia Election of Directors; Management - Employment Contracts".

ACCOUNTING TREATMENT

         It is anticipated that the Reorganization will be accounted for as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, recorded assets and liabilities of CBI and CBOV are carried forward at their previously recorded amounts; income of the combined corporations will include income of CBI and CBOV for the entire fiscal year in which the

Reorganization occurs; and the reported income of the separate corporations for prior periods will be combined. No recognition of goodwill in the combination is required of any party to the Reorganization.

         For the Reorganization to qualify as a pooling of interests, it must satisfy certain conditions, including the condition that the total cash paid by CBI pursuant to the Reorganization Agreement for (a) fractional shares and (b) all the CBOV Common Stock held by dissenting stockholders, may not exceed 10% of the value of the CBOV Common Stock at the Effective Date. Affiliates of CBI and CBOV have agreed that, among other things, they will not sell any CBI Common Stock or CBOV Common Stock within 30 days prior to the Effective Date, nor sell any CBI Common Stock until such time as CBI has published financial results covering at least 30 days of the combined operations of CBI and CBOV after the Reorganization. Although pooling of interests accounting, like other terms in the Agreement, is waivable, CBI has indicated that it is unlikely to waive that requirement. If outside auditors determine that pooling of interests accounting treatment is not available and both parties agree to waive that term, the Reorganization would have to be resubmitted to shareholders of CBI and CBOV for their approval. See "Summary" and "Pro Forma Condensed Financial Information."

FEDERAL INCOME TAX MATTERS

         Set forth below is a discussion of federal income tax consequences under the Internal Revenue Code of 1986, as amended (the "Code") to CBOV shareholders who receive CBI Common Stock solely in exchange for CBOV Common Stock as a result of the Reorganization and CBOV shareholders who receive cash in lieu of fractional shares or who receive cash for their shares upon exercise of dissenters' rights. The discussion does not deal with all aspects of federal taxation that may be relevant to particular CBOV shareholders. In view of the individual nature of tax consequences, CBOV shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Reorganization, including the applicability of federal, state, local and foreign tax laws.

         Neither CBI nor CBOV has requested a ruling from the Internal Revenue Service ("IRS") in connection with the Reorganization. To meet a condition to consummation of the Reorganization, CBI and CBOV has received from Williams, Mullen, Christian & Dobbins, counsel to CBI, an opinion as to certain of the federal income tax consequences of the Reorganization. Such opinion is neither binding on the IRS nor precludes it from adopting a contrary position.

         In the opinion of counsel, the Reorganization will constitute a tax-free reorganization under Section 368 of the Code if consummated in the manner set forth in the Reorganization Agreement. Accordingly, among other things, in the opinion of such counsel:

         1. No gain or loss will be recognized by CBI or CBOV as a result of the Reorganization;

         2. No gain or loss will be recognized by the CBOV shareholders who receive solely shares of CBI Common Stock pursuant to the Reorganization;

         3. The aggregate basis of the CBI Common Stock received by each CBOV shareholder will be the same as the aggregate basis of the CBOV stock surrendered in exchange therefor (reduced by any amount allocable to fractional share interests for which a shareholder receives cash); and

         4. The holding period for each share of CBI Common Stock received by each CBOV shareholder in exchange for CBOV Common Stock will generally include the period for which such shareholder held the CBOV Common Stock exchanged therefor, provided such CBOV Common Stock is a capital asset in the hands of such holder at the Effective Date.

         Any cash received by shareholders, whether as a result of an exercise of their dissenters' rights or in lieu of the issuance of fractional shares, would result in taxable income to the shareholders. The receipt of such cash by a dissenting shareholder generally will be treated as a sale or exchange of the stock resulting in capital gain or loss measured by the difference between the cash received and an allocable portion of the basis of the stock relinquished. However, the receipt of such cash may be treated as a dividend and taxed as ordinary income in certain limited situations. Such situations are generally instances when there is not a complete termination of the dissenting shareholder's interest after considering shares retained by a shareholder related to the dissenting shareholder or shares otherwise constructively owned by the dissenting shareholder.


         The receipt of cash in lieu of fractional shares will be treated as a sale or exchange of the stock, resulting in capital gain or loss. In the case of cash payments in lieu of fractional shares, however, such payments will be small in amount and not a material concern to CBOV shareholders.


         It is recommended that each CBOV shareholder also consult his or her own tax advisor to determine whether or not there are any tax consequences of the Reorganization that might be of particular concern due to a shareholder's individual tax situation.

         No gain or loss will be recognized by the holders of options to purchase CBOV Common Stock solely as a result of the conversion of such options into options to acquire CBI Common Stock.

RIGHTS OF DISSENTING SHAREHOLDERS

         A shareholder of CBOV Common Stock who objects to the Reorganization (a "Dissenting Shareholder") and who complies with provisions of Article 15 of Title 13.1 of the Virginia SCA ("Article 15") may demand the right to receive a cash payment, if the Reorganization is consummated, for the fair value of his or her stock immediately before the Reorganization Effective Date, exclusive of any appreciation or depreciation in anticipation of the Reorganization unless such exclusion would be inequitable. Shareholders of CBI Common Stock do not have similar rights to dissent to the transaction under the Virginia SCA. In order to receive payment, a Dissenting Shareholder must deliver to CBOV prior to the CBOV Meeting a written notice of intent to demand payment for his or her shares if the Reorganization is consummated (an "Intent to Demand Payment") and must not vote his or her shares in favor of the Reorganization. The Intent to Demand Payment should be addressed to Richard C. Huffman, President, Commerce Bank of Virginia, P.O. Box 29569, Richmond, Virginia 23242-0569. A VOTE AGAINST THE REORGANIZATION WILL NOT ITSELF CONSTITUTE SUCH WRITTEN NOTICE AND A FAILURE TO VOTE WILL NOT CONSTITUTE A TIMELY WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT.

         A shareholder of record of CBOV Common Stock may assert dissenters' rights as to fewer than all the shares registered in his or her name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies CBOV in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of such a partial dissenter are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders. A beneficial shareholder of CBOV Common Stock may assert dissenters' rights as to shares held on his behalf by a shareholder of record only if (i) he submits to CBOV the record shareholder's written consent to the dissent not later than the time when the beneficial shareholder asserts dissenters' rights, and (ii) he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

         Within 10 days after the Effective Date, CBOV is required to deliver a notice in writing (a "Dissenter's Notice") to each Dissenting Shareholder who has filed an Intent to Demand Payment and who has not voted such shares in favor of the Reorganization. The Dissenter's Notice shall (i) state where the demand for payment (the "Payment Demand") shall be sent and where and when stock certificates shall be deposited; (ii) supply a form for demanding payment; (iii) set a date by which CBOV must receive the Payment Demand; and (iv) be accompanied by a copy of Article 15. A Dissenting Shareholder who is sent a Dissenter's Notice must submit the Payment Demand and deposit his or her stock certificates in accordance with the terms of, and within the time frames set forth in, the Dissenter's Notice. As a part of the Payment Demand, the Dissenting Shareholder must certify whether he or she acquired beneficial ownership of the shares before or after the date of the first public announcement of the terms of the proposed Reorganization (the "Announcement Date"), which was December 13, 1995. CBOV will specify the Announcement Date in the Dissenter's Notice.

         Except with respect to shares acquired after the Announcement Date, CBOV shall pay a Dissenting Shareholder the amount CBOV estimates to be the fair value of his or her shares, plus accrued interest. Such payment shall be made within 30 days of receipt of the Dissenting Shareholder's Payment Demand. As to shares acquired after the Announcement Date, CBOV is only obligated to estimate the fair value of the shares, plus accrued interest, and to offer to pay this amount to the Dissenting Shareholder conditioned upon the Dissenting Shareholder's agreement to accept it in full satisfaction of his or her claim.

         If a Dissenting Shareholder believes that the amount paid or offered by CBOV is less than the fair value of his or her shares, or that the interest due is incorrectly calculated, that Dissenting Shareholder may notify CBOV of his or her own estimate of the fair value of his shares and amount of interest due and demand payment of such estimate (less any amount already received by the Dissenting Shareholder) (the "Estimate and Demand"). The Dissenting Shareholder must notify CBOV of the Estimate and Demand within 30 days after the date CBOV makes or offers to make payment to the Dissenting Shareholder.

         Within 60 days after receiving the Estimate and Demand, CBOV must either commence a proceeding in the appropriate circuit court to determine the fair value of the Dissenting Shareholder's shares and accrued interest, or CBOV must pay each Dissenting Shareholder whose demand remains unsettled the amount demanded. If a proceeding is commenced, the court must determine all costs of the proceeding and must assess those costs against CBOV, except that the court may assess costs against all or some of the Dissenting Shareholders to the extent the court finds that the Dissenting Shareholders did not act in good faith in demanding payment of the Dissenting Shareholder's Estimates.

         The foregoing discussion is a summary of the material provisions of
Article 15. Shareholders are strongly encouraged to review carefully the full text of Article 15, which is included as Appendix D to this Joint Proxy Statement. The provisions of Article 15 are technical and complex, and a shareholder failing to comply strictly with them may forfeit his Dissenting Shareholder's rights. Any shareholder who intends to dissent from the Reorganization should review the text of those provisions carefully and also should consult with his or her attorney. NO FURTHER NOTICE OF THE EVENTS GIVING RISE TO DISSENTERS' RIGHTS OR ANY STEPS ASSOCIATED THEREWITH WILL BE FURNISHED TO CBOV SHAREHOLDERS, EXCEPT AS INDICATED ABOVE OR OTHERWISE REQUIRED BY LAW.

         Any Dissenting Shareholder who perfects his or her right to be paid the fair value of his shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for his shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Internal Revenue Code. See "The Reorganization - Federal Income Tax Matters."

CERTAIN DIFFERENCES IN RIGHTS OF SECURITY HOLDERS

         CBI is a corporation subject to the provisions of the Virginia SCA, and CBOV also is a corporation subject to the provisions of the Virginia SCA. Shareholders of CBOV, whose rights are governed by CBOV's Articles of Incorporation and Bylaws, will, upon consummation of the Reorganization, become shareholders of CBI. The rights of the former CBOV shareholders will then be governed by the Articles of Incorporation and Bylaws of CBI and the Virginia SCA.

         There are no material differences between the rights of a CBOV shareholder under CBOV's Articles of Incorporation and Bylaws and the Virginia SCA, on the one hand, and the rights of a CBI shareholder under the Articles of Incorporation and Bylaws of CBI and the Virginia SCA, on the other hand, except as disclosed in the section "Comparative Rights of Shareholders."

EXPENSES OF THE REORGANIZATION

         Whether or not the Reorganization is consummated, CBOV and CBI will pay their own expenses incident to preparing, entering into and carrying out the Reorganization Agreement, preparing and filing the Registration Statement of which this Joint Proxy Statement is a part, except under circumstances involving willful breaches of certain provisions of the Reorganization Agreement.

         If either party materially breaches the Reorganization Agreement, that party must pay the costs associated with this transaction incurred by the non-breaching party. If the Reorganization Agreement is terminated by either party in the event that the other receives a subsequent acquisition offer and the Board of Directors does not confirm its unanimous support of the Reorganization, the party that receives the offer must pay the other's costs. In addition, if the Reorganization is not approved by either party's shareholders, that party must pay 50% of the other party's costs in this transaction. In no event, however, can the liability for such costs incurred by either party exceed a total of $50,000.

         CBOV and CBI have incurred and will continue to incur expenses related to the Reorganization, which expenses include, among other things, legal fees, filing fees, accounting fees, investment banking fees, printing charges and costs of mailing.

CBI AND CBOV MARKET PRICES AND DIVIDENDS

         CBOV. There is no established public trading market for CBOV Common Stock. CBOV Common Stock is traded largely through Scott & Stringfellow, Inc., which attempts to match buyers and sellers in privately negotiated transactions on a local basis. The high and low sale prices of CBOV Common Stock over the past twelve months, to the best of CBOV's knowledge, were $15.75 and $14.00, respectively, as set forth below.

                               CBOV MARKET PRICE

                                                     Sales Price (a)

                                              High                      Low

1994:

          1st quarter                       $13.25                   $12.25
          2nd quarter                        13.25                    12.25
          3rd quarter                        15.00                    10.50
          4th quarter                        15.50                    14.50

1995:

          1st quarter                        15.50                    14.50
          2nd quarter                        15.00                    14.00
          3rd quarter                        15.50                    14.13
          4th quarter                        15.50                    15.00

1996:

          1st quarter
           (through April 22, 1996)          15.75                    15.75


(a) The prices are as reported by Scott & Stringfellow, Inc., which attempts to match buyers and sellers of CBOV Common Stock. Quotations do not necessarily reflect the price that would be paid in an active and liquid market.

         CBOV has not declared any cash dividends (CBOV previously declared a two-for-one stock split in 1989 and a 10% stock dividend in 1993). Any future payment of dividends is solely in the discretion of the Board of Directors of CBOV and is dependent upon certain legal and regulatory considerations and upon the earnings and financial condition of CBOV and such other factors as CBOV's Board of Directors may, from time to time, deem relevant.

         CBOV is subject to certain regulatory restrictions on the amount of dividends it is permitted to pay stockholders, and will be subject to the same restrictions upon consummation of the Reorganization. Dividends are generally restricted to net profits, as defined by Federal Reserve regulations, for the current year plus retained net profits for the preceding two years. At December 31, 1995, dividends were so limited to approximately $1.496 million.

         CBI. CBI Common Stock is traded on the OTC Bulletin Board under the symbol of "CBIV". On December 12, 1995, the last day on which CBI Common Stock traded prior to the announcement of the Reorganization, the closing price for CBI Common Stock was $11.25 per share. In the year preceding the date of these materials, the closing price for CBI Common Stock has varied from a low of $10.00 per share to a high of $15.50 per share.

         The following table sets forth, for the quarters indicated, the high and low sale prices for CBI Common Stock on the OTC Bulletin Board since May, 1994 and the high and low bid prices of trades known to CBI on the over-the-counter market for stock prices reported locally through the regional quotation system before May, 1994 and per share dividends paid during the respective periods. The actual stock value and dividend payout to CBOV shareholders over time as a result of the Reorganization could vary depending on fluctuations of the market price of CBI Common Stock and changes in CBI's dividend payment practice.

                         CBI MARKET PRICE AND DIVIDENDS


                                                                    Sales Price(1)                   Dividends(1)
1993:                                                         High                 Low
                                                              ----                 ---
      1st quarter.....................                        5.75                 4.50                  .10
      2nd quarter.....................                        6.75                 5.75
      3rd quarter.....................                        7.375                6.625
      4th quarter.....................                        8.000                7.25

1994:

      1st quarter.....................                        8.625                8.00                  .15
      2nd quarter.....................                        9.125                8.50
      3rd quarter.....................                        9.72                 9.00
      4th quarter.....................                       10.50                 9.50

1995:

      1st quarter.....................                       10.625               10.50                  .175
      2nd quarter.....................                       11.50                10.50
      3rd quarter.....................                       11.25                10.50
      4th quarter.....................                       13.25                10.50

1996:

      1st quarter.....................
         (through April 22, 1996)                            15.50                12.50                  .___


(1) All prices and dividends are adjusted for a 100% stock dividend paid on August 31, 1995.


         On April 8, 1996, the closing price of CBI Common Stock on the OTC Bulletin Board was $15.50. As of April 26, 1996, there were _____ record holders of CBI Common Stock and ___ record holders of CBOV Common Stock.

         CBI historically has paid cash dividends on an annual basis. The final determination of the timing, amount and payment of dividends on CBI Common Stock is at the discretion of CBI's Board of Directors and will depend upon the earnings of CBI and its subsidiaries, the financial condition of CBI and other factors, including general economic conditions and applicable governmental regulations and policies. CBI or The Community Bank has paid regular cash dividends for 15 consecutive years.

         CBI is a legal entity separate and distinct from its subsidiary, and its revenues depend primarily on the payment of dividends from its subsidiary bank. The Community Bank is subject to certain legal restrictions on the amount of dividends it is permitted to pay to CBI. At December 31, 1995, The Community Bank had available for distribution as dividends to CBI approximately $3.576 million.

                          INVESTMENT ADVISOR OPINIONS

         Both CBI and CBOV management relied upon the advice of a qualified investment advisor in analyzing the Reorganization and Share Exchange and recommending it to CBI's and CBOV's respective shareholders. CBI and CBOV relied on the advice of McKinnon & Company, Inc., an investment banking firm headquartered in Norfolk, Virginia. McKinnon determined that the Share Exchange and Reorganization is in the best interests of CBI and CBOV shareholders from a financial point of view. A more detailed analysis of the Reorganization and Share Exchange, from the point of view of CBI and CBOV's financial advisor, follows.

CBI - OPINION OF FINANCIAL ADVISOR

         McKinnon & Company, Inc., an investment banking firm ("McKinnon"), has been engaged by CBI as its financial advisor with respect to the Reorganization contemplated by the Reorganization Agreement dated December 12, 1995 and the Plan of Share Exchange attached thereto as Exhibit A whereby, each share of CBOV Common Stock shall be converted into and become 1.4044 shares of CBI Common Stock, at the Effective Date. McKinnon has rendered its opinion to the shareholders of CBI that the Reorganization and Share Exchange is fair, from a financial point of view, to the shareholders of CBI. A copy of its opinion is set forth as part of Exhibit G to this Joint Proxy Statement and Prospectus and should be read in its entirety with respect to the assumptions made, matters considered and limitation on the review undertaken. CBI has paid McKinnon a fee of $15,000 plus $500 in expenses for its services, including the fairness opinion. CBI has agreed to indemnify McKinnon against liabilities that it might incur as a result of any inaccurate information provided to McKinnon, or filed or disseminated to the public, by CBI.

         Financial Advisor Background. McKinnon is an investment banking firm that specializes in Virginia community banks. In eight years McKinnon has been lead managing underwriter in approximately twenty public stock offerings for Virginia community banks and has served as financial advisor, including providing fairness opinions, to numerous Virginia community banks. McKinnon, as part of its investment banking business, is engaged in the evaluation of businesses, particularly banks, and their securities, in connection with mergers and acquisitions, initial public offerings, private placements and evaluations for estates and corporate recapitalizations. McKinnon is also a market maker in Virginia community bank stocks listed on NASDAQ and the NNOTC Bulletin Board. McKinnon believes it has a thorough working knowledge of the banking industry throughout Virginia.

         CBI Fairness Opinion. McKinnon did not assist CBI in its negotiations with CBOV or any other party; it did not contact any other party regarding this or any other related merger nor was it requested to do so; and it did not recommend the form or structure of the proposed merger. No limitations were imposed by CBI's or CBOV's Boards of Directors or Managements on the investigations made or procedures followed by it in rendering its opinion. McKinnon was aware of informal discussions CBI's management had had with another financial institution regarding a merger of equals affiliation which did not materialize, and, in prior years, McKinnon had been made aware of informal discussions between CBOV and another financial institution regarding a potential merger of equals.

         McKinnon was engaged by CBI and CBOV in November, 1995 to serve as their financial advisor, including the fairness opinions included herein, and to determine a fair exchange ratio of shares of CBI for each share of CBOV common stock and each option of CBOV outstanding. After several meetings with managements of CBI and CBOV in November, 1995, and a review of relevant public and private information, McKinnon determined a fair exchange ratio, from a financial point of view. On November 21, 1995 McKinnon met with the Boards of Directors of CBI and CBOV respectively to present its analysis and evaluation of a fair exchange ratio. On December 12, 1995 McKinnon met with the Boards of Directors of CBI and CBOV, along with their respective legal and accounting representatives, and gave its verbal opinion that the Share Exchange, as specified in the Agreement and Plan of Reorganization dated December 12, 1995, whereby each share of CBOV would be exchanged for 1.4044 shares of CBI Common Stock, was fair to the shareholders of CBI and CBOV, from a financial point of view, as of such date.

         The full text of McKinnon's opinion, updated to the date hereof, which sets forth assumptions made, matters considered and limits on the review undertaken, is attached hereto as part of Exhibit G and is incorporated herein by reference. CBI shareholders are urged to read the opinion of McKinnon in its entirety by reference to the full text of opinion.

         McKinnon's opinion is directed solely to the CBI Board and does not constitute a recommendation to any shareholder of CBI as to how such shareholders should vote with respect to the proposed Reorganization at the CBI Annual Meeting. McKinnon was not requested to give an opinion to, and its opinion does not in any manner address, CBI's underlying business decision to proceed with or affect the Reorganization.

         The summary set forth below does not purport to be a complete description of the analysis performed by McKinnon in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant method of financial analysis and the application of those methods to the particular circumstances, and therefore such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors discussed below, McKinnon believes that its analysis must be considered as a whole and that selecting portions of its analysis of the factors considered by it, without considering all analysis and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analysis, McKinnon made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond CBI's control. The analyses performed by McKinnon are not necessarily indicators of actual values or future results, which may be significantly more or less than suggested by each analysis. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

         McKinnon relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by and discussed with it for purposes of its opinion. With respect to the financial forecasts reviewed by McKinnon in rendering its opinion, McKinnon assumed that such forecasts were reasonably prepared on bases reflecting the best current available estimate and judgments of the managements of CBI and CBOV as to the future financial performance. McKinnon did not make an independent evaluation or appraisal of the assets or liabilities of CBI and CBOV nor was it furnished any such appraisals.

         In rendering its opinion, McKinnon (i) reviewed the Reorganization Agreement, dated as of December 12, 1995 among CBI and CBOV, including the Plan of Share Exchange attached thereto as Exhibit A, certain publicly available business and financial information concerning CBI and CBOV and certain internal financial analyses and forecasts for CBI and CBOV prepared by CBI's and CBOV's managements; (ii) held discussions with members of executive management of CBI and CBOV regarding past and current business operations, financial condition and future prospects of CBI and CBOV; (iii) reviewed the reported price and trading activity of CBI and CBOV Common Stock and compared financial and stock market information (when available) for CBI and CBOV with similar information for certain other companies, the securities of which are publicly traded; (iv) reviewed the financial terms of certain recent business combinations which McKinnon deemed comparable in whole or in part; and (v) performed such other studies and analyses as McKinnon considered appropriate, including an analysis of the pro forma financial impact of the Reorganization on CBI and CBOV.

         Analysis of Selected Publicly Traded Companies. In preparing its opinion, McKinnon, using publicly available information, compared selected financial information, including book value, tangible book value, recent earnings, estimated earnings, asset quality ratios and loan loss reserve levels, compared growth rates in assets, loans and deposits in recent periods, returns and performance ratios and market capitalization to total assets for CBI, CBOV and CBI and CBOV on a pro forma basis, and two groups of selected comparable financial institutions. The larger bank group was composed of fifteen selected banking institutions located in the states of Virginia, Maryland, North Carolina and the District of Columbia and included: larger regional bank holding companies - NationsBank Corporation; First Union Corporation; and Wachovia Corporation; larger regional bank holding companies in Virginia and contiguous states - Crestar Financial Corporation; Signet Banking Corporation; Central Fidelity Bank, Inc.; First Virginia Bank, Inc.; Mercantile Bankshares, Inc.; and smaller regional holding companies and community banks primarily located in Virginia - Jefferson Bankshares; Citizens Bancorp; F&M National Corporation; Piedmont Bank Group; Premier Bankshares Corp.; George Mason Bankshares; Fairfax Bank and Trust Corp. and First Patriot Bankshares. The second group of comparables consisted of eight peer banks located in Virginia, including: Bank of Tidewater (Virginia Beach); Benchmark Bankshares (Kenbridge); Salem Bank & Trust; Commonwealth Bankshares (Norfolk); Resource Bank (Virginia Beach); County Bank of Chesterfield (Midlothian); Bank of Alexandria; and Heritage Bankshares (Norfolk). Using the last reported and recent trading prices of CBI and CBOV as of November 14, 1995 McKinnon compared the multiples of CBI, CBOV and the average of each of the two comparable bank groups to such selected September 30, 1995 financial data for: estimated 1995 earnings per share; stated book value; and total assets.


         The multiple of price to estimated 1995 earnings per share, stated book value and total assets was: 12.1 times, 155.0% and 14.3%, respectively, for the twenty-eight larger Virginia, Maryland and North Carolina banks; 11.4 times, 133.8% and 12.3%, respectively, for the eight Virginia community banks; 8.4 times, 142.5% and 15.5%, respectively, for CBI; and 9.0 times, 128.2% and 11.0%, respectively, for CBOV.


         McKinnon concluded that both CBI and CBOV were "quoted" or "trading" at a discount to both the larger bank group and smaller community bank peer groups regarding relative multiples of earnings and that, if anything, the proposed Reorganization would likely improve its relative comparable trading levels to both groups of banks.


         Analysis of Comparable Acquisition Transactions. In preparing its opinion, McKinnon analyzed certain comparable merger and acquisition transactions for bank institutions based upon the acquisition price relative to stated book value, latest twelve months earnings, total assets and premium to deposits. The analysis included a review and comparison of the mean multiples represented by all known completed and pending bank mergers and acquisitions in Virginia and North Carolina since 1989 with particular emphasis on all transactions known to have occurred or pending in 1994 and 1995 with the Exchange Ratio. McKinnon also did the same comparable analysis with a group of all completed and pending "merger of equals" transactions nationally in the last four years and concluded that the proposed transaction is consistent with other merger of equals transactions of various sizes and locations.

         The multiple of price to stated book value and total assets was: 182.0% and 15.9%, respectively, for all bank mergers and acquisitions since 1989 in Virginia and North Carolina; 203.4% and 18.3%, respectively, for the same group in 1994 and 1995; and 139.0% and 12.0%, respectively, for all merger of equals transactions nationally in the period 1992 through 1995.

         Contribution Analysis. McKinnon analyzed the historical (December 31, 1994 and June 30, 1995) contribution of each of CBI and CBOV to, among other things, the total assets, total equity and net income of the pro forma combined company. This analysis did not include any merger synergies.

         In terms of contribution of CBI and CBOV to total assets, total equity and net income at September 30, 1995 it was: 56.6% and 43.4% for assets; 62.3% and 37.7% for equity; and 68.1% and 31.9% for net income. Among all merger of equals transactions nationally since 1992 as reference under "Analysis of Comparable Acquisition Transactions", the contribution of the two institutions to total assets, total equity and net income at the time the transaction was announced was: 57.0% and 43.0% for assets; 57.0% and 43.0% for equity; and 56.0% and 44.0% for net income, respectively.


         McKinnon concluded that the proposed transaction regarding relative contribution analysis was consistent with merger of equals transactions nationally since 1992 for assets and equity and that the relative contribution of CBI for net income was slightly higher than typical for merger of equals transactions.

         Discounted Cash Flow Analysis. Using discounted cash flow analysis McKinnon estimated the present value of the future stream of earnings and dividends that CBI and CBOV could generate through 1999. McKinnon concluded that, based on the relative present values per share of each, the Exchange Ratio is fair from a financial point of view to the CBI shareholders.

         McKinnon analyzed the present value of the future stream of earnings that CBI and CBOV could generate through 1999 under different assumptions as to required equity levels, if CBI and CBOV performed in accordance with management forecasts and certain variants thereof. Among other things McKinnon considered a range of asset and earnings growth of between 3% and 5% for CBI and between 8% and 12% for CBOV. McKinnon estimated the terminal values for CBI and CBOV at the end of the period by applying multiples of earnings ranging from 10.0 to 13.0 times. A range of discount rates of 10.0% to 14.0% were applied to these scenarios and terminal values chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of CBI and CBOV Common Stocks and the inherent risks surrounding the underlying projections. Based upon these analyses, McKinnon developed, for purposes of its opinion, a reference range for the value of CBI Common Stock of $11.63 to $14.79 per share and a reference range for the value of CBOV Common Stock of $15.74 to $21.50 per share.

         Dilution Analysis. Based upon publicly available information, McKinnon considered the effect of the transaction on the book value, earnings and market value of CBI, CBOV and pro forma figures.

McKinnon concluded from this that the Share Exchange based on the Exchange Ratio would not materially dilute the earnings of CBI shareholders, would not dilute the book value of CBI Common Stock and would not materially dilute the market value of CBI. McKinnon considered the pro forma impact of the Reorganization and concluded the Reorganization should have a positive long-term impact on CBI.

         Using estimated earnings for 1995 and 1996 for CBI and CBOV, without consideration of any merger synergies or cost savings, and based upon the Share Exchange from the Exchange Ratio, McKinnon determined that CBI would have dilution to earnings per share of 8.39% in 1995 and 4.55% in 1996, and that CBOV would have earnings accretion of 10.84% in 1995 and 8.42% in 1996.

         Compensation of Financial Advisor. Pursuant to terms of its engagement letter, CBI has paid McKinnon a fee of $15,000 for its services, including the fairness opinion, plus $500.00 for out-of-pocket expenses.




         Certain Relationships. In the normal course of business McKinnon is a market maker in the common stock of CBI listed on the OTC Bulletin Board. In 1988 McKinnon was the managing underwriter of a public offering of 400,000 shares of CBI common stock at $4.375 per share, adjusted for subsequent stock splits and stock dividends. In 1994 McKinnon served as the investment advisor to CBOV in its contemplated formation of a holding company and merger with such holding company along with another Virginia community bank. This contemplated merger was canceled and McKinnon was paid $2500 by both CBOV and the other community bank. McKinnon is not a market maker in CBOV common stock. McKinnon intends to be a market maker in CBI common stock if it is listed for trading on the NASDAQ National Market at the Effective Date. A principal of McKinnon beneficially owns shares of CBI Common Stock.

CBOV - OPINION OF FINANCIAL ADVISOR

         McKinnon & Company, Inc., an investment banking firm ("McKinnon"), has been engaged by CBOV as its financial advisor with respect to the Reorganization contemplated by the Reorganization Agreement dated December 12, 1995 and the Plan of Share Exchange attached thereto as Exhibit A whereby, each share of CBOV Common Stock shall be converted into and become 1.4044 shares of CBI Common Stock, at the Effective Date. McKinnon has rendered its opinion to the shareholders of CBOV that the Reorganization and Share Exchange is fair, from a financial point of view, to the shareholders of CBOV. A copy of its opinion is set forth as part of Exhibit D to this Joint Proxy Statement and Prospectus and should be read in its entirety with respect to the assumptions made, matters considered and limitation on the review undertaken. CBOV has paid McKinnon a fee of $15,000 plus $500 in expenses for its services, including the fairness opinion. CBOV has agreed to indemnify McKinnon against liabilities that it might incur as a result of any inaccurate information provided to McKinnon, or filed or disseminated to the public, by CBOV.

         Financial Advisor Background. McKinnon is an investment banking firm that specializes in Virginia community banks. In eight years McKinnon has been lead managing underwriter in approximately twenty public stock offerings for Virginia community banks and has served as financial advisor, including providing fairness opinions, to numerous Virginia community banks. McKinnon, as part of its investment banking business, is engaged in the evaluation of businesses, particularly banks, and their securities, in connection with mergers and acquisitions, initial public offerings, private placements and evaluations for estates and corporate recapitalizations. McKinnon is also a market maker in Virginia community bank stocks listed on NASDAQ and the OTC Bulletin Board. McKinnon believes it has a thorough working knowledge of the banking industry throughout Virginia.

         CBOV Fairness Opinion. McKinnon did not assist CBOV in its negotiations with CBI or any other party; it did not contact any other party regarding this or any other related merger nor was it requested to do so; and it did not recommend the form or structure of the proposed merger. No limitations were imposed by CBI's or CBOV's Boards of Directors or Managements on the investigations made or procedures followed by it in rendering its opinion. McKinnon was aware of certain discussions CBOV's management had had with another financial institution regarding a merger of equals affiliation which did not materialize, and, in prior years, McKinnon had been made aware of discussions between CBOV and another financial institution regarding a potential merger of equals.

         McKinnon was engaged by CBI and CBOV in November, 1995 to serve as their financial advisor, including the fairness opinions included herein, and to determine a fair exchange ratio of shares of CBI for each share of CBOV common stock and each option of CBOV outstanding. After several meetings with managements of CBI and CBOV in November, 1995, and a review of relevant public and private information, McKinnon determined a fair exchange ratio, from a financial point of view. On November 21, 1995 McKinnon met with the Boards of Directors of CBI and CBOV respectively to present its analysis and evaluation of a fair exchange ratio. On December 12, 1995 McKinnon met with the Boards of Directors of CBI and CBOV, along with their respective legal and accounting representatives, and gave its verbal opinion that the Share Exchange, as specified in the Agreement and Plan of Reorganization dated December 12, 1995, whereby each share of CBOV would be exchanged for 1.4044 shares of CBI Common Stock, was fair to the shareholders of CBI and CBOV, from a financial point of view, as of such date.

         The full text of McKinnon's opinion, updated to the date hereof, which sets forth assumptions made, matters considered and limits on the review undertaken, is attached hereto as part of Exhibit D and is incorporated herein by reference. CBI shareholders are urged to read the opinion of McKinnon in its entirety by reference to the full text of opinion.

         McKinnon's opinion is directed solely to the CBOV Board and does not constitute a recommendation to any shareholder of CBI as to how such shareholders should vote with respect to the proposed Reorganization at the CBOV Annual Meeting. McKinnon was not requested to give an opinion to, and its opinion does not in any manner, address CBOV's underlying business decision to proceed with or affect the Reorganization.

         The summary set forth below does not purport to be a complete description of the analysis performed by McKinnon in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant method of financial analysis and the application of those methods to the particular circumstances, and therefore such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors discussed below, McKinnon believes that its analysis must be considered as a whole and that selecting portions of its analysis of the factors considered by it, without considering all analysis and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing it analysis, McKinnon made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond CBI's control. The analyses performed by McKinnon are not necessarily indicators of actual values or future results, which may be significantly more or less than suggested by each analysis. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

         McKinnon relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by and discussed with it for purposes of its opinion. With respect to the financial forecasts reviewed by McKinnon in rendering its opinion, McKinnon assumed that such forecasts were reasonably prepared on bases reflecting the best current available estimate and judgments of the managements of CBI and CBOV as to the future financial performance. McKinnon did not make an independent evaluation or appraisal of the assets or liabilities of CBI and CBOV nor was it furnished any such appraisals.

         In rendering its opinion, McKinnon (i) reviewed the Reorganization Agreement, dated as of December 12, 1995 among CBI and CBOV, including the Plan of Share Exchange attached thereto as Exhibit A, certain publicly available business and financial information concerning CBI and CBOV and certain internal financial analyses and forecasts for CBI and CBOV prepared by CBI's and CBOV's managements; (ii) held discussions with members of executive management of CBI and CBOV regarding past and current business operations, financial condition and future prospects of CBI and CBOV; (iii) reviewed the reported price and trading activity of CBI and CBOV Common Stock and compared financial and stock market information (when available) for CBI and CBOV with similar information for certain other companies, the securities of which are publicly traded; (iv) reviewed the financial terms of certain recent business combinations which McKinnon deemed comparable in whole or in part; and (v) performed such other studies and analyses as McKinnon considered appropriate, including an analysis of the pro forma financial impact of the Reorganization on CBI and CBOV.

         Analysis of Selected Publicly Traded Companies. In preparing its opinion, McKinnon, using publicly available information, compared selected financial information, including book value, tangible book value, recent earnings, estimated earnings, asset quality ratios and loan loss reserve levels, compared growth rates in assets, loans and deposits in recent periods, returns and performance ratios and market capitalization to total assets for CBI, CBOV and CBI and CBOV on a pro forma basis, and two groups of selected comparable financial institutions. The larger bank group was composed of fifteen selected banking institutions located in the states of Virginia, Maryland, North Carolina and the District of Columbia and included: larger regional bank holding companies - NationsBank Corporation; First Union Corporation; and Wachovia Corporation; larger regional bank holding companies in Virginia and contiguous states - Crestar Financial Corporation; Signet Banking Corporation; Central Fidelity Bank, Inc.; First Virginia Bank, Inc.; Mercantile Bankshares, Inc.; and smaller regional holding companies and community banks primarily located in Virginia Jefferson Bankshares; Citizens Bancorp; F&M National Corporation; Piedmont Bank Group; Premier Bankshares Corp.; George Mason Bankshares; Fairfax Bank and Trust Corp. and First Patriot Bankshares. The second group of comparables consisted of eight peer banks located in Virginia, including: Bank of Tidewater (Virginia Beach); Benchmark Bankshares (Kenbridge); Salem Bank & Trust; Commonwealth Bankshares (Norfolk); Resource Bank (Virginia Beach); County Bank of Chesterfield (Midlothian); Bank of Alexandria; and Heritage Bankshares (Norfolk). Using the last reported and recent trading prices of CBI and CBOV as of November 14, 1995 McKinnon compared the multiples of CBI, CBOV and the average of each of the two comparable bank groups to such selected September 30, 1995 financial data for: estimated 1995 earnings per share; stated book value; and total assets.

         The multiple of price to estimated 1995 earnings per share, stated book value and total assets was: 12.1 times, 155.0% and 14.3%, respectively, for the twenty-eight larger Virginia, Maryland and North Carolina banks; 11.4 times, 133.8% and 12.3%, respectively, for the eight Virginia community banks; 8.4 times, 142.5% and 15.5%, respectively, for CBI; and 9.0 times, 128.2% and 11.0%, respectively, for CBOV.

         McKinnon concluded that both CBI and CBOV were "quoted" or "trading" at a discount to both the larger bank group and smaller community bank peer groups regarding relative multiples of earnings and that, if anything, the proposed Reorganization would likely improve its relative comparable trading levels to both groups of banks.

         Analysis of Comparable Acquisition Transactions. In preparing its opinion, McKinnon analyzed certain comparable merger and acquisition transactions for bank institutions based upon the acquisition price relative to stated book value, latest twelve months earnings, total assets and premium to deposits. The analysis included a review and comparison of the mean multiples represented by all known completed and pending bank mergers and acquisitions in Virginia and North Carolina since 1989 with particular emphasis on all transactions known to have occurred or pending in 1994 and 1995 with the Exchange Ratio. McKinnon also did the same comparable analysis with a group of all completed and pending "merger of equals" transactions nationally in the last four years and concluded that the proposed transaction is consistent with other merger of equals transactions of various sizes and locations.

         The multiple of price to stated book value and total assets was: 182.0% and 15.9%, respectively, for all bank mergers and acquisitions since 1989 in Virginia and North Carolina; 203.4% and 18.3%, respectively, for the same group in 1994 and 1995; and 139.0% and 12.0%, respectively, for all merger of equals transactions nationally in the period 1992 through 1995.

         Contribution Analysis. McKinnon analyzed the historical (December 31, 1994 and June 30, 1995) contribution of each of CBI and CBOV to, among other things, the total assets, total equity and net income of the pro forma combined company. This analysis did not include any merger synergies.

         In terms of contribution of CBI and CBOV to total assets, total equity and net income at September 30, 1995 it was: 56.6% and 43.4% for assets; 62.3% and 37.7% for equity; and 68.1% and 31.9% for net income. Among all merger of equals transactions nationally since 1992 as reference under "Analysis of Comparable Acquisition Transactions", the contribution of the two institutions to total assets, total equity and net income at the time the transaction was announced was: 57.0% and 43.0% for assets; 57.0% and 43.0% for equity; and 56.0% and 44.0% for net income, respectively.


         McKinnon concluded that the proposed transaction regarding relative contribution analysis was consistent with merger of equals transactions nationally since 1992 for assets and equity and that the relative contribution of CBI for net income was slightly higher than typical for merger of equals transactions.

         Discounted Cash Flow Analysis. Using discounted cash flow analysis McKinnon estimated the present value of the future stream of earnings and dividends that CBI and CBOV could generate through 1999. McKinnon concluded that, based on the relative present values per share of each, the Exchange Ratio is fair from a financial point of view to the CBOV shareholders.

         McKinnon analyzed the present value of the future stream of earnings that CBI and CBOV could generate through 1999 under different assumptions as to required equity levels, if CBI and CBOV performed in accordance with management forecasts and certain variants thereof. Among other things McKinnon considered a range of asset and earnings growth of between 3% and 5% for CBI and between 8% and 12% for CBOV. McKinnon estimated the terminal values for CBI and CBOV at the end of the period by applying multiples of earnings ranging from 10.0 to 13.0 times. A range of discount rates of 10.0% to 14.0% were applied to these scenarios and terminal values chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of CBI and CBOV Common Stocks and the inherent risks surrounding the underlying projections. Based upon these analyses, McKinnon developed, for purposes of its opinion, a reference range for the value of CBI Common Stock of $11.63 to $14.79 per share and a reference range for the value of CBOV Common Stock of $15.74 to $21.50 per share.

         Dilution Analysis. Based upon publicly available information, McKinnon considered the effect of the transaction on the book value, earnings and market value of CBI, CBOV and pro forma figures. McKinnon concluded from this that the Share Exchange based on the Exchange Ratio would not materially dilute the earnings of CBI shareholders, would not dilute the book value of CBI Common Stock and would not materially dilute the market value of CBI. McKinnon considered the pro forma impact of the Reorganization and concluded the Reorganization should have a positive long-term impact on CBOV.

         Using estimated earnings for 1995 and 1996 for CBI and CBOV, without consideration of any merger synergies or cost savings, and based upon the Share Exchange from the Exchange Ratio, McKinnon determined that CBI would have dilution to earnings per share of 8.39% in 1995 and 4.55% in 1996, and that CBOV would have earnings accretion of 10.84% in 1995 and 8.42% in 1996.

         Compensation of Financial Advisor. Pursuant to terms of its engagement letter, CBOV has paid McKinnon a fee of $15,000 for its services, including the fairness opinion, plus $500.00 for out-of-pocket expenses.



         Certain Relationships. In the normal course of business McKinnon is a market maker in the common stock of CBI listed on the OTC Bulletin Board. In 1988 McKinnon was the managing underwriter of a public offering of 400,000 shares of CBI common stock at $4.375 per share, adjusted for subsequent stock splits and stock dividends. In 1994 McKinnon served as the investment advisor to CBOV in its contemplated formation of a holding company and merger with such holding company along with another Virginia community bank. This contemplated merger was canceled and McKinnon was paid $2,500 by both CBOV and the other community bank. McKinnon is not a market maker in CBOV common stock. McKinnon intends to be a market maker in CBI common stock when it is listed for trading on the NASDAQ National Market at the Effective Date. A principal of McKinnon beneficially owns shares of CBI Common Stock.

                           COMMERCE BANK OF VIRGINIA

BUSINESS

         CBOV is a community oriented financial institution headquartered in Henrico County, Virginia. CBOV was incorporated under the laws of the Commonwealth of Virginia on August 28, 1984, and commenced business as a commercial bank on April 8, 1986.

         CBOV conducts a general commercial, and a full service retail, banking business. CBOV is a local bank with a local, personal focus. It seeks to address the problems and serve the opportunities of people and businesses within its limited service area. CBOV provides banking services to individuals, corporations, and others as well as services through correspondent banks and other special services. CBOV offers a variety of transaction accounts, time and savings accounts, as well as Individual Retirement Accounts. In the loan division, CBOV offers commercial, residential, personal, construction and real estate loans. In addition to the services listed above, CBOV offers other related services such as bank by mail, VISA, U.S. Savings Bonds, and the rental of safe deposit facilities. CBOV does not provide trust services.

         CBOV is engaged in offering a broad range of deposit and loan services to individual and commercial customers. As of December 31, 1995 CBOV had net loans of $42.1 million and held $66.4 million in deposits.

         CBOV is a community bank that seeks to provide a wide variety of banking services to individuals and small to medium sized businesses in an environment that allows CBOV to respond to and meet the needs of its customers in a rapid and efficient manner that differentiates it from larger banking organizations. CBOV prides itself on delivering enhanced customer service that clients are not able to obtain elsewhere. CBOV's hours of operation are, generally, 9:00 a.m. to 2:00 p.m. Monday through Friday and additional hours from 4:00 p.m. to 6:00 p.m. on Friday. Saturday banking hours are also available from 9:00 a.m. until noon. In addition, CBOV operates two full service Automated Teller Machines (ATM's) at its Main Office location and at the Hanover Branch location.

         CBOV's three Executive Officers each have over 25 years of banking experience, primarily in the local market and in community banking. CBOV has hired and retained experienced people whose banking backgrounds have helped CBOV develop and deliver excellent service.

         CBOV is organized under the Virginia Banking Act, as amended. It is subject to regulation and examination by the Virginia State Corporation Commission, the Federal Reserve, and the Federal Deposit Insurance Corporation. Various requirements and restrictions under the laws of the United States and the Commonwealth of Virginia affect the operations of CBOV, including the requirement to maintain reserves against deposits, restrictions on the nature and amount of loans which may be made and the interest that may be charged thereon, and restrictions relating to investments and other activities of CBOV.

         The accounts of CBOV's depositors are insured up to $100,000 for each account holder by the Federal Deposit Insurance Corporation, an instrumentality of the United States Government. Insurance of CBOV's accounts is subject to the statutes and regulations governing insured banks, to examination by the Federal Deposit Insurance Corporation, and to certain limitations and restrictions imposed by that agency.

         As of December 31, 1995, there were 501,264 shares of Common Stock outstanding held by 421 holders of record.

PROPERTIES

         CBOV's principal office is located in Henrico County at 11500 West Broad Street, Richmond, Virginia 23233. The mailing address is Commerce Bank of Virginia, P. O. Box 29569, Richmond, Virginia 23242. In addition to its principal office in Henrico County, CBOV currently operates four branch offices in Hanover County, Goochland County (2) and in the City of Richmond. Branch designations and address are provided below:

         Hanover Branch                              Riverfront Tower Branch
         10035 Sliding Hill Road                     901 East Byrd Street
         Suite 101                                   Suite 1150
         Ashland, Virginia 23005                     Richmond, Virginia 23219
         (Hanover County)                            (City of Richmond)
         Opened October 1988                         Opened November 1992

         Goochland Courthouse Branch                 Centerville Branch
         3018 River Road West                        27 Broad Street Road
         Goochland, Virginia 23063                   Manakin, Virginia 23103
         (Goochland County)                          (Goochland County)
         Opened June 1993                            Opened June 1993

The Goochland Courthouse Branch opened for business in a temporary banking facility in 1993, and moved to a newly constructed permanent facility in December 1995.

         CBOV holds the real property at its principal office pursuant to a ground lease and owns the improvements that have been constructed thereon. CBOV's Hanover County branch is owned by the Atlee Station Co., of which Sam T. Beale, a Director of CBOV, is the principal shareholder. See "Commerce Bank of Virginia - Election of Directors; Management - Interest of Directors and Officers in Certain Transactions." CBOV also leases the space where the Riverfront Tower branch is located. CBOV owns the property for its two other branches.

         The primary service area of CBOV consists of the city of Richmond, Virginia and the counties of Goochland, Hanover, and Henrico.

EMPLOYEES

         CBOV employed 42 persons at December 31, 1995. Of these, 35 were full time employees and 7 were part time employees. The relationship between CBOV and its employees is good.

COMPETITION

         CBOV has enjoyed considerable growth in the past few years even though it competes directly with many of the larger regional and national banking franchises. CBOV's growth has been internally generated and management believes that there are still significant growth opportunities in each of its local branch markets.

LEGAL PROCEEDINGS

         There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, or any such proceedings known to be contemplated by governmental authorities, to which CBOV is a party or of which any of its property is the subject.

LENDING ACTIVITIES

         LOAN PORTFOLIOS. CBOV is a residential mortgage and residential construction lender and also extends commercial loans to small and medium-sized businesses within its primary service area. Its lending activity extends across its primary service area of the metropolitan area of Richmond, Virginia. Consistent with its focus on providing community-based financial services, CBOV does not attempt to diversify its loan portfolio geographically by making significant amounts of loans to borrowers outside of its primary service area.

         The principal economic risk associated with each of the categories of loans in CBOV's portfolio is the creditworthiness of its borrowers. Within each category, such risk is increased or decreased depending on prevailing economic conditions. In an effort to manage the risk, CBOV's policy gives loan amount approval limits to individual loan officers based on their level of experience. The risk associated with real estate mortgage loans and installment loans to individuals varies based upon employment levels, consumer confidence, fluctuations and value of residential real estate and other conditions that affect the ability of consumers to repay indebtedness. The risk associated with commercial loans varies based upon the strength and activity of the local economy of CBOV's market area. The risk associated with real estate construction loans varies based upon the supply and demand for the type of real estate under construction. Most of CBOV's residential real estate construction loans are for pre-sold and contract homes.

         While CBOV does not monitor or track specific economic data from any particular source, it does rely on information contained in local, regional and national publications dealing with economic activity, consumer confidence, employment trends, residential and commercial real estate sales and construction, and business relocations. In addition to this, CBOV's Directors, Officers and staff members are involved in a wide variety of local business, civic and charitable organizations which provides the overall monitoring of the general direction and developing trends that effect the business climate of the region.


PRIMARY MARKET AREA


         The following table sets forth certain economic data on the localities in which CBOV maintains branch offices. The data generally reflect that the suburban counties of Henrico, Goochland and Hanover are more affluent than the City of Richmond. All three counties have experienced population growth, while the population of the City of Richmond has declined.


                                               City of
                                               Richmond        Henrico        Goochland        Hanover
Per Capita Income ($) (1)
    1980                                        11,122          11,512          10,180          10,735
    1990                                        23,217          23,884          23,701          21,395
    1993                                        25,875          25,223          26,279          21,177
Median Household Income ($) (2)                 23,551          35,604          36,239          40,683
1980 Population (3)                            219,214         180,735          11,761          50,398
1990 Population (3)                            202,798         217,849          14,163          63,306
1993 Population (4)                            201,100         229,500          15,300          70,000
Unemployment Rate (5)                              6.0%            3.5%            4.0%            3.0%
Owner Occupied Housing
Units: (6)
  Number                                        39,515          56,848           4,108          18,892
  Median Value ($)                              51,600          91,900         115,000         122,000


(1)     1980 and 1990 U.S. Census; 1993, Virginia Department of Economic
        Development
(2)     1990 U.S. Census
(3)     1980 and 1990 U.S. Census
(4)     Virginia Department of Economic Development
(5)     1994, Virginia Employment Commission
(6)     1990 U.S. Census



         RESIDENTIAL MORTGAGE LENDING. CBOV's mortgage operation originates both conventional and government fixed rate and adjustable rate residential mortgage loans primarily for resale in the secondary market. CBOV is an approved seller/servicer for the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA").

         RESIDENTIAL CONSTRUCTION LENDING. Because of the attractive adjustable rates available, CBOV makes construction loans for residential purposes. These include both construction loans to experienced builders and loans to consumers for owner occupied residences. Construction lending entails significant additional risk as compared with residential mortgage lending. Construction loans to builders can involve larger loan balances concentrated with single borrowers or groups of related borrowers. Also, with construction loans, funds are advanced upon the security of the home under construction, which is of uncertain value prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. Residential construction loans to consumers, for which a permanent loan commitment from another lender approved prior to loan closing is required, are subject to the additional risk of the permanent lender failing to provide the necessary funds at closing, either due to the borrower's inability to fulfill the terms of his commitment or due to the permanent lender's inability to meet its funding commitments. In addition to its usual credit analysis of the borrowers, CBOV seeks to obtain a first lien on the property as security for its construction loans.

         COMMERCIAL REAL ESTATE LENDING. CBOV provides permanent mortgage financing for a variety of commercial projects but attempts to concentrate its effort on owner-occupied projects. From time to time, in the normal course of business, CBOV will provide a limited amount of financing for income producing, non-owner occupied projects which meet all the guidelines established by loan policy. These loans, generally, do not exceed 80% of current appraised or market value, whichever is lower, and are written on terms which provide for a maturity provision or interest rate adjustment available from three to five years from the note date.

         CONSUMER LENDING. CBOV currently offers most types of consumer demand, time and installment loans, including automobile loans and home equity loans.

         COMMERCIAL BUSINESS LENDING. As a full-service community bank, CBOV makes commercial loans to qualified small businesses in CBOV's market area. Commercial business loans generally have a higher degree of risk than residential mortgage loans but have commensurately higher yields. To manage these risks, CBOV generally secures appropriate collateral and carefully monitors the financial condition of its business borrowers and the concentration of such loans in CBOV's portfolio. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his employment and other income and are secured by real estate whose value tends to be easily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are either unsecured or secured by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral for secured commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate.

         CREDIT EVALUATION AND LOAN UNDERWRITING. CBOV places priority on meeting the borrowing requirements of its credit-worthy depositors. Non-deposit, credit-worthy customers will also be granted loans when their requests meet the established requirements, and there are sufficient funds available to satisfy the demand. General economic conditions in the trade area, loan demand and yield opportunities will be the principal determinants of loan levels within the categories previously noted. CBOV's underwriting practices, which are consistently applied without regard to the type of loan, involve investigation of sources of income, employment history, details of existing debt, obtaining a credit report

(or industry trade report in the case of corporate borrows) and compiling a history of the borrower relative to all of these areas. On unsecured credit in excess of $5,000.00 and all loans in excess of $5,000.00 where the collateral is not subject to immediate liquidation at a readily determined value, a current financial statement is required. If a business applicant has no prior borrowing relationship with CBOV, three years of fiscal year end balance sheets and profit and loss statements are required. If application income data is not consistent to capital or net worth positions, tax returns are required for up to three prior years. From the data collected the applicant's ability to repay will be determined. Primary and secondary sources of repayment will be evaluated. The maximum debt service to gross income ratio acceptable for consumer loans is 40%. Business loans and commercial mortgage loans require minimum cash flow coverage of 1.25 times debt service. Credit card and other revolving credit standards also consider the level of existing revolving credit accounts and underwriting assumes payment requirements on existing accounts to be at maximum limits.


         CBOV will consider collateral that is readily marketable with a value easily recognized by either appraisal or publication. Collateral subject to rapid and substantial changes in value will not be acceptable. CBOV will not accept the assignment of furniture, musical or stereo equipment, jewelry, art collections, and similar collateral for which a ready market and resale value cannot be determined, or is difficult to determine. Automobiles and trucks older than three years will be acceptable collateral provided there is a listed N.A.D.A. value. Motorcycles are not desirable collateral. They are acceptable for financing with strong owner equity or additional collateral. Loan to value requirements vary according to the type of collateral, its liquidity and value. The maximum loan to value for loans secured by residential real estate is 80%, and commercial real estate is 75%. A full appraisal for all real estate loans in excess of $100,000.00 will be engaged by CBOV from a licensed appraiser that has been previously approved. Generally, listed securities are subject to a maximum loan to value ratio of 75%, bank deposits to a 95% ratio, commercial inventory and receivables are limited to a 50% ratio, personal property and vehicles over three years old are subject to a 59% ratio, and commercial equipment is limited to its wholesale or loan value.

CBOV APPOINTEES

         The following table lists the names, ages and principal occupations of the CBOV Appointees, who will be appointed to the CBI Board of Directors by such Board in accordance with Section 1.2(c) of the Reorganization Agreement.

                            Principal Occupation at Present
Name                        and for Past Five Years; Directorships          Age

Sam T. Beale            Attorney - Beale, Balfour, Davidson & Etherington,   58
                        P.C.

James E. Bloom          Communications Consultant                            53

James R. V. Daniel      Consultant; formerly President and CEO -             62
                        RP Industries, Inc.


Ralph Fields            Consultant; retired from Reynolds Metals             76


David E. Hudgins        David E. Hudgins and Associates, Inc. -              63
                        Insurance and Real Estate Appraiser


R. C. Huffman           President and Chief Executive Officer -              56
                        Commerce Bank of Virginia


Barry M. Kornblau       Sr. Vice President and Director - United             46
                        Dominion Real Estate Investment Trust


Lawrence B. Nuckols     Real Estate Developer and Investor                   55


John D. Seal, III       President and Chairman - Virginia                    57
                        Reproduction & Supply, Inc.



            The CBOV Board currently consists of nine (9) directors.

                           COMMERCE BANK OF VIRGINIA
                       ELECTION OF DIRECTORS; MANAGEMENT

GENERAL

         At the CBOV Meeting, nine directors will be elected to hold office until the next annual meeting of shareholders and until their successors are duly elected and have qualified. Each of the nominees for Director named below is presently a member of the Board of Directors of CBOV. The current term of each expires at the CBOV Meeting. The proxy will be voted for the nominees unless voting authority is withheld. If any nominee is not available for election, the proxy will be voted by the individuals named in the proxy for such substitute nominee as the Board of Directors may designate. The Board of Directors has no reason to believe that any nominee will be unavailable.

         In the election of directors, those nominees receiving the greater number of votes will be elected even if they do not receive a majority. Abstentions and broker non-votes will not be considered a vote for, or a vote against, a nominee.

NOMINEES FOR ELECTION AS DIRECTORS

         The following table sets forth certain information with respect to each nominee for director. Except as otherwise indicated, each nominee has engaged in his present principal occupation or has occupied the offices indicated or similar positions with CBOV with substantially similar responsibilities for at least the last five years.

Nominee and Age          Director    Principal                Amount and Nature
                         Since       Occupations              of Beneficial
                                     During Past              Ownership as of
                                     Five Years               April 23, 1996
                                                               (Percent of
                                                               Class) (1)

- --------------------------------------------------------------------------------

Sam T. Beale (58)          1986     Attorney - Beale, Balfour,       36,346
                                    Davidson & Etherington, P.C.      (6.89%)

James E. Bloom (53)        1986     Communications Consultant         8,690
                                                                      (1.65%)

James R.V. Daniel (62)     1986     Consultant; formerly President   11,100
                                    and CEO - RP Industries, Inc.     (2.10%)

Ralph Fields (76)          1986     Consultant                       19,854
                                                                      (3.76%)

David E. Hudgins (63)      1986     David E. Hudgins and Associates, 17,126
                                    Inc. - Insurance and Real Estate  (3.24%)
                                    Appraiser

R.C. Huffman (56)          1986     President and Chief Executive     28,111
                                    Officer - Commerce Bank of         (5.35%)
                                    Virginia


Barry M. Kornblau (46)     1986     Sr. Vice President and Director - 24,868
                                    United Dominion Real Estate        (4.71%)
                                    Investment Trust

Lawrence B. Nuckols        1986     Real Estate Developer and         31,669
(55)                                Investor                           (6.00%)

John D. Seal, III (57)     1986     President and Chairman - Virginia 13,368
                                    Reproduction & Supply, Inc.        (2.53%)



(1) For the purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within sixty days.

         The Board of Directors has no reason to believe that any of the above nominees will be unable to serve as a director. However, if any should be unable for any reason to accept the nomination or election, it is the intention of the person named in the enclosed form of proxy to vote those proxies authorizing them to vote for election of directors for the election of such other person or persons as the Board of Directors may in its discretion recommend.

         THE BOARD OF DIRECTORS RECOMMENDS THAT THE NOMINEES BE ELECTED AS DIRECTORS.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         Except as set forth below, management of CBOV knows of no person who has beneficial ownership of 5% or more of CBOV Common Stock.

  NAME AND ADDRESS              COMMON STOCK                PERCENT
  OF BENEFICIAL OWNER         BENEFICIALLY OWNED            OF CLASS

Sam T. Beale                        36,346                   6.89%
6457 Barksdale Road
Richmond, VA  23231

R. C. Huffman                       28,111                   5.35%
11494 Otter Run Drive
Ashland, VA  23005

Lawrence B. Nuckols                 31,669                   6.00%
Route 621
Manakin-Sabot, VA  23103


BOARD OF DIRECTORS AND CERTAIN COMMITTEES

         There were 12 meetings of the Board of Directors in 1995. Each director attended greater than 75% of the aggregate number of meetings of the Board of Directors and its committees of which he was a member in 1995.

         CBOV has a standing Audit Committee, consisting of Messrs. Fields, Nuckols and Seal. The Audit Committee retains an independent auditor to perform internal audits of CBOV's financial affairs on an ongoing basis. The independent auditor reports to the committee, which, in turn, reports to the Board of Directors. The Audit Committee held 4 meetings during the year ended December 31, 1995. CBOV does not have a standing Nominating Committee. The Board of Directors, acting as a committee of the whole, nominated the individuals proposed herein for election as directors. CBOV has a standing Compensation Committee, consisting of Messrs. Bloom, Daniel and Kornblau, which in addition to other duties, performs the functions of a compensation committee in that it reviews salaries and benefits of all officers and employees. CBOV has a standing Executive Committee, consisting of Messrs. Beale, Huffman and Hudgins.

EXECUTIVE OFFICERS

         Set forth below is certain information with respect to each executive officer of CBOV. Mr. Huffman has held his present position for more than five years. Messrs. Caffrey and Wiatt have held their positions with CBOV for less than five years, as indicated below.


NAME AND POSITION                                  AGE    EXPERIENCE

Richard C. Huffman                                  56     President and CEO,
President and Chief Executive Officer                      CBOV, 1986 to
                                                           present

Thomas H. Caffrey, Jr.                              47     Senior Vice-President
Senior Vice President and Chief Financial Officer          and CFO, CBOV,
                                                           November, 1993 to
                                                           present; Executive
                                                           Vice President,
                                                           New East Bancorp,
                                                           1991-1993; President,
                                                           County Bank of
                                                           Chesterfield, 1985-
                                                           1990

John M. Wiatt, Jr.                                  53     Senior Vice-President
Senior Vice President and Chief Credit Officer             and Chief Credit
                                                           Officer, June, 1992
                                                           to present; before
                                                           June 1992, Senior
                                                           Vice-President, Head
                                                           of Commercial
                                                           Lending, Dominion
                                                           Bank of Richmond,
                                                           for over 20 years

EXECUTIVE COMPENSATION

         There is shown below information concerning the annual and other compensation for services in all capacities to CBOV for the years ended December 31, 1995, 1994, and 1993 for the chief executive officer of CBOV.

  NAME AND PRINCIPAL        YEAR               ANNUAL COMPENSATION
    POSITION

                                      SALARY      BONUS         ALL OTHER
                                                               COMPENSATION

Richard C. Huffman          1995     $95,000     $14,000         $13,834(1)
President/CEO
                            1994     $85,000     $10,000         $ 9,530

                            1993     $85,000       -0-           $ 7,568


(1) The amounts presented include CBOV's contribution for the benefit of Mr. Huffman under CBOV's employee stock ownership plan ($4,984, $3,720 and $4,272 in 1995, 1994 and 1993, respectively) and under CBOV's employee 401(k) plan ($8,850, $5,790 and $3,296 in 1995, 1994 and 1993, respectively).

DIRECTORS' FEES

         As compensation for their services, each member of the Board of Directors receives a monthly director fee of $150 and $150 for each meeting of the Board attended. In addition, directors receive $50 for each Audit Committee and Compensation Committee meeting attended. Board members who are also officers do not receive any additional compensation above their regular salary for any Board or committee meetings. In 1995, Directors received $29,328 in the aggregate as compensation for their services as directors.

INTEREST OF DIRECTORS AND OFFICERS IN CERTAIN TRANSACTIONS

         The directors and officers of CBOV are at present, as in the past, customers of CBOV and CBOV has had, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their affiliates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. These transactions do not involve more than the normal risk of collectibility or present other unfavorable features.

         In addition, the real property at the location of CBOV's Hanover County branch is owned by the Atlee Station Co., of which Sam T. Beale, a Director of CBOV, is the principal shareholder. This lease has a term of ten years and expires on December 31, 1998, at which time the lease is automatically renewed with a renegotiated rent term. The lease provides for rent in the amount of $3,000 per month beginning January 1, 1994, with an annual increase of 3% through the end of the term. CBOV owns the improvements to the real property at that location.

RELATIONSHIP BETWEEN DIRECTORS AND OFFICERS

         There are no family relationships among any of the nominees for director or among any such nominee and any officer, nor is there any arrangement or understanding between any nominee or any other person pursuant to which the nominee was selected.

EMPLOYMENT AGREEMENTS

         CBOV and Mr. Huffman are parties to an employment contract for a term beginning January 1, 1995, and ending December 31, 1997, with automatic renewals at the ending date for successive terms of one year, which provides for his employment as President and Chief Executive Officer. Under the contract, Mr. Huffman is entitled to annual base compensation of $95,000.00. Any increases in base compensation are at the discretion of the Board of Directors. The contract will continue to renew for successive terms of one year each if it is not expressly terminated by Mr. Huffman or CBOV. If, during the term of the contract, CBOV terminates Mr. Huffman's employment without cause, CBOV must continue Mr. Huffman's salary and benefits for six months. The contract provides for increased severance pay if Mr. Huffman's employment terminates within one year after a change of control of CBOV. In that case, Mr. Huffman is entitled to a payment equal to 2.99 times his cash compensation for the twelve months that precede the termination of his employment and a continuation of fringe benefits. As of January 1, 1996, the cash amount payable to Mr. Huffman if his employment terminated after a change of control would be $325,910.00. Mr. Huffman and CBOV have agreed that the

Reorganization will not be considered a change of control for purposes of interpreting or applying his employment contract.

         CBOV and Mr. Caffrey are parties to an employment contract for a term beginning January 1, 1995, and ending December 31, 1996, with automatic renewals at the ending date for successive terms of one year, which provides for his employment as Senior Vice President. Under the contract, Mr. Caffrey is entitled to annual base compensation of $61,168.00. Any increases in base compensation are at the discretion of the Board of Directors. The contract will continue to renew for successive terms of one year each if it is not expressly terminated by Mr. Caffrey or CBOV. If, during the term of the contract, CBOV terminates Mr. Caffrey's employment without cause, CBOV must continue Mr. Caffrey's salary and benefits for six months. The contract provides for increased severance pay if Mr. Caffrey's employment terminates within one year after a change of control of CBOV. In that case, Mr. Caffrey is entitled to a payment equal to his cash compensation for the twelve months that precede the termination of his employment and a continuation of fringe benefits. As of January 1, 1996, the cash amount payable to Mr. Caffrey if his employment terminated after a change of control would be $69,168.00. Mr. Caffrey and CBOV have agreed that the Reorganization will not be considered a change of control for purposes of interpreting or applying his employment contract.


         CBOV and Mr. Wiatt are parties to an employment contract for a term beginning January 1, 1995, and ending December 31, 1996, with automatic renewals at the ending date for successive terms of one year, which provides for his employment as Senior Vice President. Under the contract, Mr. Wiatt is entitled to annual base compensation of $76,995.00. Any increases in base compensation are at the discretion of the Board of Directors. The contract will continue to renew for successive terms of one year each if it is not expressly terminated by Mr. Wiatt or CBOV. If, during the term of the contract, CBOV terminates Mr. Wiatt's employment without cause, CBOV must continue Mr. Wiatt's salary and benefits for six months. The contract provides for increased severance pay if Mr. Wiatt's employment terminates within one year after a change of control of CBOV. In that case, Mr. Wiatt is entitled to a payment equal to his cash compensation for the twelve months that precede the termination of his employment and a continuation of fringe benefits. As of January 1, 1996, the cash amount payable to Mr. Wiatt if his employment terminated after a change of control would be $84,995.00. Mr. Wiatt and CBOV have agreed that the Reorganization will not be considered a change of control for purposes of interpreting or applying his employment contract.

                           COMMERCE BANK OF VIRGINIA
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion is intended to assist readers in understanding and evaluating the financial condition and results of operations of CBOV. This review should be read in conjunction with CBOV's financial statements and accompanying notes included elsewhere herein. This analysis provides an overview of significant changes that have occurred during the periods presented.

OVERVIEW

         CBOV's performance for the year ended December 31, 1995 showed improvement over the prior year. Net income increased to $731,666 as compared to $486,829 for last year. The increase was primarily due to an increased volume of loans and to increased operating efficiencies at the two Goochland County offices. CBOV also benefited from an improved cost containment program that was initiated in 1994 and resulted in non-interest expenses declining by $22,377 for the year ended December 31, 1995 as compared to the same period one year earlier, representing an expense reduction of approximately 1% in this one area.


         Return on average equity for the year increased to 14.12%, up from 12.04% for the prior year. Return on average assets improved to 1.09%, up from 0.80% for last year.


         CBOV has enjoyed steady growth over the past five years, seeing total assets increase to $72.9 million at December 31, 1995, up from $61.1 million at December 31, 1994, and $57.2 million at December 31, 1993. Over the past five years (December 1990 through December 1995) total loans increased to $42.6 million from $20.4 million, up 108.8%, and total deposits increased to $66.4 million from $29.1 million, up 128.2%.


         In 1993 CBOV had the opportunity to move into two areas in Goochland County that had offices of a major regional bank that were being closed. For a small bank this represented a major opportunity and a significant challenge and the Board of Directors decided to open two branch offices in the same year. The costs associated with this undertaking were substantial and had a major impact on expenses and net income in 1993. Non-interest expenses for 1993 were up $470,000 over the prior year and net income dropped to $278,000 from $320,000 for the periods ending December 31, 1993 and 1992, respectively. Since opening these two offices in Goochland County, the offices have developed over $17 million in deposits.


         CBOV is not aware of any current recommendations by the bank regulatory authorities which, if implemented, would have a material effect on its liquidity, capital resources or results of operations. There are no agreements between CBOV and either the Federal Reserve or the SCC, nor has either regulatory agency made any recommendations concerning the operations of CBOV that could have a material effect on its liquidity, capital resources or results of operations.

INTEREST INCOME, INTEREST EXPENSE, AND NET INTEREST INCOME

                          YEAR ENDED DECEMBER 31, 1995


         Interest Income. Interest income was $5.320 million in the year ended December 31, 1995, up $1.115 million, or 26.5% from $4.205 million in the year ended December 31, 1994. Volume increases in earning assets, particularly loans, and an increase in the rates earned were the primary reasons for the increase. Net loans increased 8.6% to $42.149 million and investment securities increased 32.8% to $20.146 million at December 31, 1995. CBOV's ratio of earning assets to total assets increased to 90.12% at December 31, 1995, up 300 basis points from 87.12%, at December 31, 1994. This increase resulted in CBOV having $12.5 million more in earning assets at December 31, 1995 than in the same period one year earlier. The average yield on the loan portfolio increased to 9.79%, up 71 basis points from 9.08%, while the tax equivalent yield earned on investment securities increased 25 basis points, to 5.85%, from 5.60%.


         Interest Expense. Interest rates, on average, were higher for 1995 compared to 1994. During this period CBOV was experiencing the maturity of older time deposits that carried lower rates and with market rates being generally higher the deposits were renewed at higher rates. Total interest-bearing deposits increased $8.7 million to $55.509 million from $46.792 million for the prior period. Because of these two factors, interest expense increased $707,669, to $2.2 million. The average interest rate paid for 1995 was 4.23%, as compared to 3.28% for 1994, an increase of 95 basis points.


         Net Interest Income. Net interest income is the major component of CBOV's earnings and is equal to the amount by which interest income exceeds interest expense. Earning assets are composed primarily of loans and securities, while deposits and short-term borrowings represent the major portion of interest-bearing liabilities. Changes in the volume and mix of these assets and liabilities, as well as changes in the yields earned and rates paid, determine changes in net interest income. Net interest margin is calculated by dividing tax equivalent net interest income by average earning assets and represents CBOV's net yield on its earning assets. Net interest income was $3.113 million for 1995, 15.1% greater than the $2.705 million reported during the comparable period of 1994. The average total yield on earning assets for the period was 8.55% compared to the average expense on interest-bearing liabilities of 4.23%. This produced a net interest spread of 4.32% or $3.113 million for the year compared to 4.58% or $2.705 million one year earlier. Net income for 1995 was $731,666 compared to $486,829 for 1994.


                          YEAR ENDED DECEMBER 31, 1994

         Interest Income. Interest income increased $695,000 in 1994 from 1993, or 19.8% to $4.2 million from $3.5 million. This increase was the result of an increase of $8.0 million or 26.1% in net loans outstanding to $38.8 million from $30.8 million one year earlier. Also, investment securities increased $1.8 million or 13.3% to $15.2 million from $13.4 million one year earlier. Earning assets to total assets were up to 87.12% or $53.2 million compared to 84.56% or $48.4 million, this produced $4.8 million of additional assets at work for CBOV on December 31, 1993 compared to December 31, 1994.

         Interest Expense. Interest expense rose to $1.5 million as of December 31, 1994 from $1.3 million for the same period of the prior year. This represented an increase of $176,000 or 13.3%. Total interest-bearing liabilities stood at $56.6 million up $3.3 million or 6.19% from $53.3 million on December 31, 1993.


         Net Interest Income. Net interest income was $2.7 million for the year ending on December 31, 1994, 22.7% greater than the $2.2 million reported for the year ended December 31, 1993. The total yield on average earning assets for the year was 7.86% compared to the total interest expense on average interest-earning liabilities of 3.28%. This produced a net interest spread of 4.58%. In the same period of the prior year the net interest spread was 4.32%. Total net income for CBOV for 1994 was $486,000 compared to $278,000 for 1993.

         CBOV's strong growth and the positive changes in the interest spread have delivered improving results over the past few years as net income has steadily increased. Although there was a drop in net income from 1992 to 1993 (mainly due to increased expenses associated with two new branches mentioned earlier) the overall trend has been to show improved profits for CBOV's shareholders.

                          YEAR ENDED DECEMBER 31, 1993


         Interest Income. Interest income increased $294,750 in 1993 from 1992, or 9.2% to $3.5 million from $3.2 million. This increase was primarily due to the increase of $5.7 million or 22.8% in net loans outstanding to $30.8 million from $25.1 million one year earlier. Also, investment securities increased $5.4 million or 67.5% to $13.4 million from $8.0 million one year earlier. Earning assets to total assets stood at 89.7% or $51.3 million compared to 89.2% or $37.8 million one year earlier.


         Interest Expense. Interest expense was down $20,000 to $1.3 million or 1.5% as of December 31, 1993 even though total deposits at year end increased to $53.3 million from $38.0 million. This decrease is attributed to generally lower rates on deposits accounts for 1993 as compared to 1992.


         Net Interest Income. The favorable changes in loan volumes and deposit rates combined to increase net interest income to $2.2 million as of December 31, 1993, up $315,000 or 16.8% from the $1.9 million reported at December 31, 1992.


         The year ended at December 31, 1993 also reflected a decrease in CBOV's provision for loan losses of $52,000 due to the high quality of the loan portfolio. Additionally, noninterest income was up by $22,747, due mainly to increased service charge income.


         Conversely, noninterest expenses were up substantially, increasing by $470,000 or 30.8% to $2.0 million at December 31, 1993 from $1.5 million one year earlier. This increase was attributed to the fact that CBOV was able to open two new branch locations in Goochland County which directly impacted salary, occupancy and depreciation expenses.


         Net Income. The combined effect of all of these changes caused income before taxes to decrease to $380,591 at December 31, 1993 down $80,685 or 17.5% from $461,276 reported one year earlier, and even though income taxes decreased to $103,000, down $38,000 or 27% from $141,000 for the prior year,net income was $277,591 down $42,685 or 13.3% from $320,276 in 1992.

         The following information on Average Balance Sheets and Interest Rates Earned and Paid help to illustrate this improvement in overall results for CBOV.


     AVERAGE BALANCE SHEETS, INTEREST INCOME AND EXPENSE, YIELDS AND RATES

                                                    Year ended                  Year ended
                                                 December 31, 1995           December 31, 1994
                                                 -----------------           -----------------

                                            Average               Yield/     Average             Yield/
                                            Balance   Interest    Rate(2)    Balance   Interest  Rate(2)

                                                                (Dollars in thousands)

ASSETS
Interest-earning assets:
     Loans (1)                              $42,986     $4,208    9.79%     $35,994    $3,267    9.08%
     Securities (3)                          17,708      1,037    5.85%      15,152       848    5.60%
     Federal funds sold                       1,806        100    5.54%       2,740       119    4.34%
                                            ----------------------------   ---------------------------
Total interest-earning assets               $62,500     $5,345    8.55%     $53,885    $4,234    7.86%
                                                        ------                         ------
Noninterest-earning assets:

     Cash and due from banks                  3,979                           3,661
     Other real estate owned                      0                               0
     Premises and equipment, net              1,616                           1,521
     Other assets                               978                             670
Less provision for loan losses                 (439)                           (345)
                                               -----                          ------
     Total                                  $68,625                         $59,393
                                            ========                        ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Interest-bearing liabilities:
     Money market and NOW accounts          $15,571     $  521    3.35%     $11,064    $  306    2.77%
     Savings deposits                        20,269        648    3.20%      22,803       607    2.66%
     Time deposits                           11,187        810    7.24%       8,828       494    5.60%
     Large denomination deposits              4,722        218    4.62%       2,584        89    3.44%
     Federal funds purchased
       and repo                                 424         10    2.36%         402         4    0.99%
                                            ------------------              ------------------
Total interest-bearing liabilities          $52,173     $2,207    4.23%     $45,681    $1,500    3.28%
                                                        ------                         -------

Noninterest-bearing liabilities:
     Demand deposits                         10,859                           9,464
     Other liabilities                          349                             211
                                            --------                        --------
                                            $11,209                         $ 9,675
     Stockholders' equity                     5,243                           4,036
                                            --------                        --------

     Total                                  $68,625                         $59,393
                                            ========                        ========

Net interest earnings                                    3,138                          2,734
Less tax equivalent adjustment                              25                             29
                                                         -----                         -------
Net interest income                                      3,113                          2,705
                                                         =====                         =======
Net margin (4)                                                    4.98%                          5.02%
Interest spread (5)                                               4.32%                          4.58%



(1) For the purpose of these computations, nonaccruing loans are included in the average loan amounts outstanding.

(2) Tax equivalent adjustment (using 34% federal income tax rates) have been made in the calculation of yields on tax-free loans and nontaxable investment securities.

(3) The average balance of securities classified as available for sale does not materially differ from amortized cost.

(4) Represents the ratio of net interest earnings to the average balance of interest-earning assets.

(5) Interest spread is the difference between the average interest rate received on interests-earning assets and the average interest rate paid on interest-bearing liabilities.

                                                 Year ended
                                              December 31, 1993

                                          Average             Yield/
                                          Balance  Interest   Rate(2)

                                             (Dollars in thousands)

ASSETS

Interest-earning assets:
     Loans (1)                            $30,046  $2,786     9.27%
     Securities (3)                         9,877     557     5.64%
     Federal funds sold                     6,115     196     3.21%
                                          ---------------------------
Total interest-earning assets             $46,038  $3,539     7.69%
                                                   -------

Noninterest-earning assets:
     Cash and due from banks                3,293
     Other real estate owned                    0
     Premises and equipment, net            1,514
     Other assets                             558
Less provision for loan losses               (327)
                                          --------
     Total                                $51,074
                                          ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Interest-bearing liabilities:

     Money market and NOW accounts        $ 8,499  $  226     2.66%
     Savings deposits                      16,603     478     2.88%
     Time deposits                         11,376     490     4.31%
     Large denomination deposits            2,782     130     4.67%
     Federal funds purchased
       and repo                                 0       0     0.00%
                                          ----------------
Total interest-bearing liabilities        $39,260  $1,324     3.37%
                                                   -------

Noninterest-bearing liabilities:
     Demand deposits                        7,976
     Other liabilities                        188
                                          --------
                                           $8,164

Stockholders' equity                        3,650
                                          --------
     Total                                $51,074
                                          ========

Net interest earnings                               2,215
Less tax equivalent adjustment                         29
                                                   -------
Net interest income                                $2,186
                                                   =======
Net margin (4)                                                4.75%
Interest spread (5)                                           4.32%


(1) For the purpose of these computations, nonaccruing loans are included in the average loan amounts outstanding.

(2) Tax equivalent adjustment (using 34% federal income tax rates) have been made in the calculation of yields on tax-free loans and nontaxable investment securities.

(3) The average balance of securities classified as available for sale does not materially differ from amortized cost.

(4) Represents the ratio of net interest earnings to the average balance of interest-earning assets.

(5) Interest spread is the difference between the average interest rate received on interest-earning assets and the average interest rate paid on interest-bearing liabilities.

INTEREST SENSITIVITY

         An important element of earnings performance and the maintenance of sufficient liquidity is proper management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest sensitive assets and liabilities in a specific time interval. The gap can be managed by repricing assets or liabilities, which can be effected by replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities maturing in the same time interval helps to hedge the risk and minimize the impact on net interest income in periods of rising or falling interest rates.

         CBOV determines the overall magnitude of interest sensitivity risk and then formulates policies governing asset generation and pricing, funding sources and pricing and off-balance sheet commitments. These decisions are based on management's outlook regarding future interest rate movements, the state of the local and national economy, and other financial and business risk factors.

         Bank management does not participate in any use of investment portfolio tools that may be used by larger, more sophisticated financial institutions in the management of interest rate risk. These products may include such things as rate hedges, swaps, options, futures contracts or complex derivatives. The overall interest sensitivity of CBOV is monitored by the Chief Executive Officer and the Chief Financial Officer and adjustments are made to deposit and loan rates and the size of the loan and investment portfolios. CBOV does not engage in trading securities in an attempt to take advantage of price movements in the interest rate markets.

         CBOV also monitors its liquidity position on a regular basis in association with the management of rate sensitivity. Management seeks to ensure the availability of funds to meet deposit withdrawals, fund firm loan commitments, and maintain cash and liquid reserves in amounts sufficient to meet any demands immediately requiring funds. This is done by the maintenance of a portion of CBOV's assets in short term investments whose conversion to cash would not bear any significant penalties.

         The two following tables present CBOV's interest sensitivity positions on the dates indicated. This is a one-day position which is continually changing and is not necessarily indicative of CBOV's position at any other time.

         As of December 31, 1995, CBOV had $14.339 million more in liabilities than assets that were subject to repricing within three months and therefore was in a liability-sensitive position. At twelve months the cumulative negative gap position narrows slightly to $11.370 million. Such a negative gap generally adversely impacts earnings in a period of rising interest rates. A positive gap position can adversely affect earnings in a period of declining interest rates. To reduce the impact of changing interest rates as much as possible, CBOV attempts to keep a large portion of its interest sensitive assets and liabilities in generally shorter maturities, usually under five years. This allows CBOV the opportunity to adjust interest rates as needed to react to the loan and deposit market conditions.


         The following table summarizes the contractual maturities or repricing characteristics of CBOV's interest-earning assets and interest-bearing liabilities at December 31, 1995. The principal balance of adjustable rate assets are included in the period in which they are first scheduled to adjust rather than in the period in which they mature. CBOV's position is that regular passbook savings and NOW accounts are subject to immediate withdrawal and are, therefore, considered as repricing in the earliest period presented (0 - 3 months).




                         INTEREST SENSITIVITY ANALYSIS

                                                        December 31, 1995
                                                     Maturing or Repricing In:

                                          0 - 3    4 - 12    1 - 5     Over
                                          months   months    years    5 years    Total
                                        -------------------------------------------------
                                                     (Dollars in thousands)
INTEREST-EARNING ASSETS

   Federal funds sold                    $ 3,763   $     0   $     0   $     0   $ 3,763

   Investment securities                   1,201     5,706     5,073     8,064    20,044
    (amortized cost)

   Loans                                  19,762     5,424    16,121     1,316    42,623
                                         ------------------------------------------------

Total interest-earning assets            $24,726   $11,130   $21,194   $ 9,380   $66,430
                                        =================================================



INTEREST-BEARING LIABILITIES

   Deposits                              $39,065   $ 8,161   $ 8,199   $    84   $55,509

   Federal funds purchased                     0         0         0         0         0

   Other liabilities                           0         0         0         0         0
                                        -------------------------------------------------

Total interest-bearing liabilities       $39,065   $ 8,161   $ 8,199   $    84   $55,509
                                        -------------------------------------------------



Period gap                              ($14,339)  $ 2,969   $12,995   $ 9,296   $10,921
                                        =================================================

Cumulative gap                          ($14,339) ($11,370)  $ 1,625   $10,921
                                        ========================================
Ratio cumulative gap to total assets      -19.66%   -15.59%     2.23%    14.97%
                                        ========================================




                         INTEREST SENSITIVITY ANALYSIS

                                                    December 31, 1994
                                                 Maturing or Repricing In:
                                                -------------------------

                                       0 - 3     4 - 12    1 - 5       Over
                                       months    months    years     5 years   Total
                                      --------------------------------------------------
                                                  (Dollars in thousands)
INTEREST-EARNING ASSETS

   Federal funds sold                 $     0   $     0    $     0   $     0    $     0

   Investment securities                  885     3,682      8,434     2,164     15,165

   Loans                               20,747     3,171     14,396       862     39,176
                                      --------------------------------------------------

Total interest-earning assets         $21,632   $ 6,853    $22,830   $ 3,026    $54,341
                                      ==================================================



INTEREST-BEARING LIABILITIES

   Deposits                           $36,633   $ 6,682    $ 3,477   $     0    $46,792

   Federal funds purchased                793         0          0         0        793

   Other liabilities                        0         0          0         0          0
                                      --------------------------------------------------

Total interest-bearing liabilities    $37,426   $ 6,682    $ 3,477   $     0    $47,585
                                      ==================================================





Period gap                           ($15,794)  $   171    $19,353   $ 3,026    $ 6,756
                                      ==================================================

Cumulative gap                       ($15,794) ($15,623)   $ 3,730   $ 6,756
                                      ========================================

Ratio cumulative gap to total assets   -25.86%   -25.58%      6.11%    11.06%
                                      ========================================


INVESTMENT SECURITIES

         CBOV maintains its investment securities portfolio with the intent to ensure liquidity for cash flow requirements; serve as a backup to fund loan demand; manage interest rate risk; maximize CBOV's overall return; ensure that collateral is available for pledging; and manage asset quality and diversification.

         As a general practice, CBOV invests in securities with the intent of holding such investments to maturity and does not utilize a Trading Account.

         Effective January 1, 1994, CBOV adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities". In accordance with SFAS No. 115, when securities are purchased, they are classified as investment securities when management has the positive intent and CBOV has the ability at the time of purchase to hold them until maturity. Investment securities are carried at cost adjusted for amortization of premium and accretion of discount. Unrealized gains or losses in the portfolio are not recognized unless management believes that other than a temporary change has occurred. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale at the time of purchase. Securities available for sale are recorded at fair value, based on quoted market prices. The net unrealized holding gain or loss on securities available for sale, net of deferred income taxes, is included as a separate component of stockholders' equity. A decline in the fair value of any securities available for sale below cost, that is deemed other than temporary, is charged to earnings resulting in a new cost basis for the security. Cost of securities sold are determined on the basis of specific identification.

         The amortized cost of the investment portfolio as of December 31, 1995 was $20.044 million compared to $15.165 million at the same date one year ago.


         The following tables show the amortized cost and fair market value of the investment securities portfolio at December 31, 1995, and December 31, 1994 and information showing the book value at December 31, 1995, 1994 and 1993. The following tables also show maturity distribution, book value, market value and yield for the years ended on December 31, 1995, and December 31, 1994.


         As of December 31, 1994 CBOV maintained its entire securities portfolio of $15.165 million in the held-to-maturity category under the guidelines of SFAS No. 115. At December 31, 1995 CBOV maintained $10.923 million of held-to-maturity securities and $9.120 million (at book value) in the available-for-sale category. The increase in available-for-sale securities was due to management's decision to designate all new securities purchased as available-for-sale. Total portfolio growth of $4.878 million and all reinvestments of maturing securities in 1995 being designated as available-for-sale resulted in the portfolio category changes as noted in the following tables. There were no transfers of securities from the held-to-maturity designation to the available-for-sale category in 1995.

                             INVESTMENT SECURITIES

         The following table shows the amortized cost and fair market value of CBOV's investment securities at December 31, 1995 and December 31, 1994.


DECEMBER 31, 1995                     Held to maturity      Available-for-sale
(Dollars in thousands)                 Cost     Value        Cost     Value
U.S. Treasury securities             $ 4,997   $ 5,019      $1,142    $1,158

U.S. Government agencies               2,993     3,010       4,111     4,143
Securities issued by states
  and political subdivisions:
  General obligations                    510       518           0         0
  Revenue obligations                    326       358           0         0
  Industrial development and
         similar obligations             300       299           0         0
Mortgage-backed securities:
  Issued or guaranteed by
  FNMA, FHLMC, or GNMA                   541       550       3,735     3,790

Other debt securities                  1,256     1,270           0         0

Equity securities                          0         0         132       132
                                           ------------        -------------

Total  securities                    $10,923   $11,024      $9,120    $9,223
                                     =================      ================


DECEMBER 31, 1994                    Held to maturity        Available-for-sale
(Dollars in thousands)               Cost      Value         Cost     Value
U.S. Treasury securities           $ 7,398     $ 7,167      $     0   $    0

U.S. Government agencies             3,644       3,530            0        0
Securities issued by states
  and political subdivisions:
  General obligations                  743         739            0        0
  Revenue obligations                  324         317            0        0
  Industrial development and
         similar obligations           200         191            0        0
Mortgage-backed securities:
  Issued or guaranteed by
  FNMA, FHLMC, or GNMA               1,147       1,050            0        0

Other debt securities                1,577       1,540            0        0

Equity securities                      132         132            0        0
                                       ---------------            ----------

Total  securities                  $15,165     $14,666      $     0   $    0
                                   ===================      ================

         The period ending total securities portfolio is presented as follows:

                                            December 31,

(Dollars in thousands)              1995         1994         1993
                                    ------------------------------

Investment securities            $20,043      $15,165       $13,380
                                 ==================================



         The maturity distribution, book value, market value, and yield of the investment securities portfolio at December 31, 1995 and December 31, 1994 is presented as follows:


                                                                       Tax
DECEMBER 31, 1995              Held to maturity   Available for sale  Equivalent
- -----------------               Book    Market      Book   Market      Yield

Within 12 months              $ 5,455   $ 5,457    $  499  $  500    5.16%
Over 1 year through 5 years     3,691     3,730     2,451   2,472    6.12%
Over 5 years through 10 years     400       420     2,558   2,586    6.77%
Over 10 years                   1,377     1,417     3,612   3,665    6.75%
                              -------   -------    ------  ------    -----
                              $10,923   $11,024    $9,120  $9,223    6.13%
                              =======   =======    ======  ======    =====


                                                                      Tax
DECEMBER 31, 1994              Held to maturity  Available for sale Equivalent
- -----------------              Book     Market      Book    Market    Yield

Within 12 months              $ 3,779   $ 3,719    $    0  $    0    5.03%
Over 1 year through 5 years     9,173     8,879         0       0    5.73%
Over 5 years through 10 years   1,297     1,190         0       0    6.55%
Over 10 years                     916       878         0       0    6.68%
                              -------   -------    ------  ------    -----
                              $15,165   $14,666    $    0  $    0    5.68%
                              =======   =======    ======  ======    =====

LOAN PORTFOLIO

          CBOV's loan portfolio is comprised of commercial loans, real estate loans, home equity loans, consumer loans, participation loans with other financial institutions, and other miscellaneous types of credit. The primary markets in which CBOV makes loans are generally in areas contiguous to its branch locations in Henrico County, Hanover County, Goochland County and the City of Richmond.

          CBOV places priority on meeting the borrowing needs of its credit-worthy depositors. Non- deposit, credit-worthy customers will also be granted loans when their requests meet CBOV's requirements, and there are sufficient funds available to satisfy the deposit customers' needs. CBOV offers credit to finance the purchase of consumer goods, home improvements, seasonal business lines of credit, inventory and receivable loans, term loans for business purposes, and commercial real estate loans. CBOV offers amortized residential first mortgage loans which qualify for sale in the secondary markets. CBOV also offers first mortgage loans which do not qualify for the secondary market, which however, are considered to be credit-worthy and can be booked in-house through the Mortgage Department. Other real estate secured loans may be granted for construction and land development on a select basis. Loans for investment or speculative purposes will only be considered for financially sound customers. CBOV does not pre-establish percentage levels for categories of loans in the loan portfolio. Economic conditions in CBOV's market area, loan demand and yield opportunities are the principal determinants of loan levels within each category.

          Total loans outstanding on December 31, 1995 stood at $42.623 million, up 8.8% or $3.447 million. Total loans outstanding on December 31, 1994 were $39.176 million, up 25.9% or $8.067 million from $31.109 million at December 31, 1993.


          As of December 31, 1995 the composition of CBOV's loan portfolio was primarily in the real estate portion with 66.72% of total loans. All types of consumer loans amounted to 14.05% and various types of commercial loans represented 13.30%.


          One year earlier the real estate portion of the portfolio was 66.18%, all types of consumer loans amounted to 19.37%, and various types of commercial loans were 9.40% of the portfolio. The shifts in commercial loans from 9.40% to 13.30%, and the change in real estate loans from 66.18% to 66.72%, were due to changes in the demand for certain types of credit in the local economy. The real estate market was slowing down while commercial loans were in higher demand. Also, the Bank's management believes that it is serving a commercial loan market that the larger regional and national banks have not pursued.


          Over the three year period ending December 31, 1995 the loan portfolio percentage distribution remained fairly constant with only minor fluctuations between categories being the result of normal changes in the Bank's market area. The following tables illustrate these changes.

          In the normal course of business, CBOV makes various commitments and incurs certain contingent liabilities which are disclosed but not reflected in its financial statements, as noted elsewhere in this document (see Note 12 of the Notes to the Financial Statements). These commitments and contingent liabilities include commitments to extend credit and financial standby letters of credit. CBOV does not, and has not had, any loans to foreign countries, or any highly leveraged transactions.

          The loan portfolio is monitored by the Senior Credit Officer who has overall responsibility for the quality of the loans extended by CBOV. The loan policy is relatively conservative and is set out in detail for all Loan Officers to follow and it is closely adhered to. The overall quality of the loan portfolio is extremely high. Any loan delinquencies are closely monitored and aggressively pursued. Because of these factors, CBOV enjoys a very low past due ratio, and no nonaccrual loans, as seen in a following table dealing with nonperforming loans. As of December 31, 1995 there were no loans past due over ninety days.

                                 LOAN PORTFOLIO

         A detailed analysis of the loan portfolio as of December 31, 1995, 1994 and 1993 is set forth in the following tables:


Loan Portfolio

                                          December 31,

(In thousands)                    1995      1994       1993
                                  ---------------------------

Commercial                     $ 5,667     $ 3,683    $ 3,646

Real estate - construction
  and land development           2,960       4,113      1,715

Real estate - other             25,481      21,813     19,080

Consumer                         5,986       7,589      6,535

Other                            2,529       1,978        133
                                 -----------------------------

Total loans                    $42,623     $39,176    $31,109

Allowance for loan losses         (473)       (374)      (330)
                                  ----------------------------

Net loans                      $42,150     $38,802    $30,779
                               ================================


Loan Portfolio by Percentage
(In thousands)                            December 31,
                                  1995        1994      1993
                                  ----------------------------

Commercial                       13.30%       9.40%     11.72%

Real estate - construction
  and land development            6.94%      10.50%      5.51%

Real estate - other              59.78%      55.68%     61.33%

Consumer                         14.05%      19.37%     21.01%

Other                             5.93%       5.05%      0.43%
                                ------------------------------

Total loans                     100.00%     100.00%    100.00%
                                ==============================

                           MATURITY SCHEDULE OF LOANS

         The following table shows the maturity of loans outstanding at December 31, 1995 and December 31, 1994. Also provided are the amounts due after one year classified according to the sensitivity to changes in interest rates. Loans are classified based upon the period in which the final payment is due. Actual maturities may differ from those shown in the table as loans are refinanced prior to maturity.


DECEMBER 31, 1995                      After One
(Dollars in thousands)    Within      But Within    After
                          One Year    Five Years   Five Years  Total

Fixed rate loans          $ 3,117      $16,121      $1,316    $20,554

Floating rate loans        22,069            0           0     22,069
                          -------------------------------------------
Total                     $25,186      $16,121      $1,316    $42,623
                          ===========================================



DECEMBER 31, 1994                      After One
(Dollars in thousands)    Within      But Within    After
                          One Year    Five Years   Five Years  Total

Fixed rate loans          $ 4,175      $14,396      $  812    $19,383

Floating rate loans        19,793            0           0     19,793
                          -------------------------------------------
Total                     $23,968      $14,396      $  812    $39,176
                          ===========================================

NONPERFORMING LOANS

         Each new loan made by a Loan Officer pursuant to his and her lending authority is reported to the Board of Directors at the first regular meeting following the granting of the loan. On a weekly basis all Loan Officers meet with the Senior Loan Officer to review all loans made during the prior week. One Loan Officer has been assigned the additional responsibility of randomly reviewing loans in the portfolio and checking for proper risk rating, adherence to covenants and conditions in the loan agreement, and proper management of the loan account. Periodically, the reviewer meets with the President and Senior Loan Officer to discuss any recommendations or findings.


         All delinquent loans past due thirty days or more are reported to the Board of Directors monthly. Collection efforts begin no later than ten days from the due date of past due loans. Loans with interest or principal payments ninety days or more past due will either be charged to the reserve for bad debts, or placed on nonaccrual status.


         There were no troubled debt restructurings as defined by SFAS No. 15 for any of the periods shown.


         Any interest income on nonaccrual loans that would have been recorded, had the loans been current in accordance with their original terms, would have been under $2,000 in any one year period, and therefore would have had no material effect on the financial statements of CBOV.

         Nonperforming loans consist of loans accounted for on a nonaccrual basis and loans which are contractually past due 90 days or more as to interest and/or principal payments. The following table presents information concerning nonperforming loans for the periods indicated:

         As of December 31, 1995 there were no loans where information about possible credit problems of borrowers causes management to have serious doubts about the borrowers' ability to comply with the present repayment terms.

(Dollars in thousands)                         December 31,
                                      1995        1994      1993
                                      --------------------------
Commercial loans
         Past due 90 days or more     $   0      $   0     $   0
         Nonaccrual                       0         40         0

Installment loans
         Past due 90 days or more         0          0         0
         Nonaccrual                       0         10        22

Real estate loans
         Past due 90 days or more         0          0        77
         Nonaccrual                       0          0         0
                                      --------------------------
Total                                 $   0      $  50     $  99
                                      ==========================
Nonperforming loans to total loans     0.00%      0.13%     0.30%

Interest income recorded on
 nonaccrual loans during the period   $   0      $   0     $   0

         The overall quality of the loan portfolio and management's attention to credit underwriting procedures are clearly reflected in the 90 day past due and nonperforming loan categories shown above.

ASSET QUALITY / ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses represents an amount management believes is adequate to provide for potential loan losses inherent in the loan portfolio. However, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans, Because these risks are influenced by general economic trends as well as conditions affecting individual borrowers, management's judgment of the allowance is only approximate and imprecise. The allowance is also subject to regulatory examinations and determinations as to adequacy, which take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer banks identified by regulatory agencies. In addition, advice from CBOV's independent accountants is considered in reviewing and assessing the adequacy of the allowance.

         At December 31, 1995 the allowance for loan losses was $473,135 compared to $374,342 for the same period one year earlier. Net charge offs were $96,207, down 38.3% for the year compared to $155,829 for the last year. The net charge offs as a percentage of average loans outstanding was only 0.24% for the period ending at December 31, 1995, down from 0.44% for the same period last year.


         On December 31, 1995 the allowance for loan losses as a percentage of the total loans outstanding stood at 1.11%. Based on the overall quality of the loan portfolio and the low delinquency levels, management feel that this is an adequate level and expects to maintain it on an ongoing basis. Loan losses are charged to the allowance for loan losses; recoveries are credited to the allowance.


         Effective January 1, 1995, CBOV adopted Statement of Financial Accounting Standards (SAFS) No. 114, Accounting by Creditors for Impairment of a Loan (as amended by SAFS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures). The effect of adopting this new accounting standard was immaterial to the operating results of CBOV for the year ended December 31, 1995. Prior financial statements have not been restated to apply the provision of the new accounting standard.

         Under the new accounting standard, a loan is considered to be impaired when it is probable that CBOV will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair market value of the related collateral. For a loan that is not collateral-dependent, the allowance is recorded at the amount by which the outstanding principal balance exceeds the current best estimate of the future cash flows on the loan discounted at the loan's effective interest rate. Prior to 1995, the allowance for loan losses for all loans which would have qualified as impaired under the new accounting standard was primarily based upon the estimated fair market value of the related collateral.

         For impaired loans that are on nonaccrual status, cash payments received are generally applied to reduce the outstanding principal balance. However, all or a portion of a cash payment received on a nonaccrual loan may be recognized as interest income to the extent allowed by the loan contract, assuming management expects to fully collect the remaining principal balance on the loan.

         As of December 31, 1995 CBOV had no loans that were considered as impaired.

ALLOWANCE FOR LOAN LOSSES

         Loan losses have not been a significant negative factor for CBOV. The following table presents CBOV's loan loss experience and selected loan ratios for the years ending on December 31, 1995, 1994 and 1993.


                                                         December 31,

(In thousands)                                1995       1994       1993
                                             ------------------------------

Allowance for loan loss at
  beginning of year                        $   374      $   330    $   301

Loans charged off:
  Commercial                                    87          151         34
  Installment                                   27           14         18
  Real estate                                    0           25          0
                                           --------------------------------
         Total                             $   114      $   190    $    52
                                           --------------------------------
Recoveries of loans
  previously charged off:
  Commercial                                     4           28          4
  Installment                                   14            6          2
  Real estate                                    0            0          0
                                           --------------------------------
         Total                             $    18      $    34    $     6

Net loans recovered (charged off)              (96)        (156)       (46)

Provision for loan losses                      195          200         75
                                           --------------------------------

Allowance for loan losses at
  end of period                            $   473      $   374    $   330
                                        ===================================

Average total loans                        $42,986      $35,994    $30,046

Total loans                                $42,623      $39,176    $31,109

Selected Loan Loss Ratios:
Net charge offs to average loans              0.24%        0.44%      0.15%
Provision for loan losses to
  average loans                               0.48%        0.56%      0.25%
Provision for loan losses to
  net charge offs                             2.03X        1.28X      1.63X
Allowance for loan losses to
  year end loans                              1.11%        0.95%      1.06%
Loan loss coverage (1)                        9.65X        5.85X      9.89X


(1) Income before income tax plus provision for loan losses, divided by net chargeoffs.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

         A breakdown of the allowance for loan losses is provided in the following tables; however, such a breakdown has not historically been maintained by CBOV and management does not believe that the allowance can be fragmented by category with a degree of precision that would be useful to investors. Due to the relatively small amounts of net loan losses over the past three years, the breakdown of the allowance for loan losses is based primarily upon those factors discussed above in computing the allowance for loan losses as a whole. Because all of these factors are subject to change, the breakdown is not necessarily indicative of the category of future loan losses. The entire amount of the allowance is available to absorb losses in any category. The allowance is allocated below based on the relative percent of loan losses in each category, which represents the expected and provided for inherent losses in the portfolio.


               ALLOCATION OF ALLOWANCE FOR LOAN LOSSES IN DOLLARS

                                             DECEMBER 31,

                                 1995              1994               1993
                                 ----              ----               ----
(In thousands)

Commercial                       $407              $295               $215

Installment                        66                19                115

Real estate                       -0-                60                -0-

Total Allowance                  $473              $374               $330


             ALLOCATION OF ALLOWANCE FOR LOAN LOSSES BY PERCENTAGE


                                              DECEMBER 31,

                                  1995              1994               1993
                                  ----              ----               ----
(In thousands)

Commercial                          86%               79%                65%

Installment                         14%                5%                35%

Real estate                        -0-%               16%               -0-%

Total Allowance                 100.00%           100.00%            100.00%

PROVISION FOR LOAN LOSSES


         The following chart presents the activity and period ending balances for the Allowance for Loan Losses, the Provision for Loan Losses charged to expense, the Loan Charge-offs (net of recoveries) for the years ended December 31, 1995, 1994 and 1993.


Year Ended December 31,                           1995       1994        1993
- -------------------------------------------------------------------------------

Allowance for loan losses, beginning of year    $374,342    $330,333   $300,692

Provision for loan losses, charged to expense    195,000     199,838     75,000

Charge-offs, net of recoveries                   (96,207)   (155,829)   (45,359)
                                                --------    ---------  ---------
Balance, end of year                            $473,135    $374,342   $330,333
                                                ========    =========  ========

         In establishing its provision for loan losses, CBOV considers the size and risk exposure of each segment of the loan portfolio, past loan experience, present indicators such as delinquency rates and collateral values, and the potential for losses in future periods. The provision is based on management's estimates of the fair value of the collateral, considering the current and currently anticipated future operating or sales conditions, thereby causing these estimates to be susceptible to changes that could result in an adjustment to future results of operations. Factors such as independent appraisals, current economic conditions and the financial condition of borrower's are evaluated to determine whether CBOV's investment in such assets does not exceed their estimated values.

         The increased provision for loan losses for the years ended December 31, 1995 and 1994 in relation to the year ended December 31, 1993 was due to growth in the loan portfolio and the problems of a large borrower in late 1994. CBOV increased its provision for loan losses for the year ended December 31, 1994 based on its best estimate of the available information to recognize the deterioration in the financial condition of this loan customer. CBOV continued to increase the provision in 1995 as the customer's condition worsened and finally ended in bankruptcy. In the fourth quarter of 1994, CBOV realized a small recovery.


         For the year ended on December 31, 1995 the allowance for loan losses was 1.11% of total loans outstanding, for December 31, 1994 it was 0.96%, and for December 31, 1993 it was at 1.07%.

OTHER OPERATING INCOME

         Non-interest income for the year ended on December 31, 1995 was $382,044, decreasing $47,812 or 11.1% from the total of $429,856 reported for the same period one year earlier. A significant portion of non-interest income comes from the fees for originating mortgage loans that CBOV sells in the secondary mortgage market. Due to changes in the local and national economy the demand for primary mortgage financing decreased, causing a corresponding reduction in the fees collected.


         The largest component in this area is service charges on deposit accounts. For the year ended December 31, 1995, this category represented $305,346 or 79.9% of total other income.


         For the year ended on December 31, 1994, non-interest income was $429,856 up $166,020 or 62.9% from the $263,836 reported one year earlier. Service charges for this period represented $289,406 or 67.3% of the total.


         For the year ended on December 31, 1993, non-interest income was $263,836 up $22,747 or 9.4% from the $241,089 reported one year earlier. Service charges for this period represented $200,568 or 76.0% of the total.

         Despite the continued competitive pricing of products and services of other financial institutions, CBOV has been able to maintain slightly increased levels of income from this source. Management intends to concentrate future efforts towards maintaining increased income from this source.

OTHER OPERATING EXPENSES

         For the year ended on December 31, 1995 other operating expenses decreased slightly to $2.200 million, down 1.0% or $22,377 from $2.223 million for the same period one year earlier. Although salary and benefit expenses were up due to increased benefit costs and normal salary increases, this was more than offset by a significant decline in the cost of providing FDIC coverage. Due to an improved national economy and the improved overall earnings of the financial industry, the FDIC lowered its premiums for deposit insurance, starting in July 1995. For the year ended December 31, 1995 FDIC insurance expenses were $65,123, down 44.5% from $117,340 for the prior year. An additional reduction is expected in 1996.


         Depreciation and amortization expense declined to $129,296 in 1995 from $227,875 for 1994. This decline was due to CBOV having fully depreciated many items in 1994 that were placed in service in the early years of operation. In addition to this, other assets that had ended their useful operating life in 1994 were fully charged to depreciation expense.


         For the year ended on December 31, 1994 other operating expenses increased to $2.223 million, up $228,382 or 11.5% from the $1.994 million for the prior year. The major component of this category is salary and benefit expenses which represented 53.4% or $1.187 million up $184,458 or 18.4% from the $1.003 million reported on December 31, 1993. This increase was due to increases in staff which were necessary to continue to properly serve CBOV's customer base.


         Other operating expenses for the year ended on December 31, 1993 increased $470,000 or 30.8% to $1.994 million from the $1.524 million reported for the prior year. Significant increases in several of the items that represent this category were due to CBOV's opening of two branch locations in Goochland County in June. Salary and benefit costs were up $240,749 or 31.6% to $1.003 million. Occupancy expenses increased by $62,143 or 57.8% to $169,688. Depreciation and amortization costs were up $48,546 or 35.1% to $186,883. Bank printing and supply expenses increased $30,038 or 53.5% to $86,201.


INCOME TAXES


         Income tax expense was $367,800 for 1995, $225,600 for 1994 and $103,000 for 1993. The increased amount each year is directly attributed to improved net income in each of the three years. The tax expense amounts represent 34%, 32% and 27% for the respective years. The primary reason for the change in tax rates was related to the level of non-taxable municipal bond interest earned each year.

DEPOSITS

         As of December 31, 1995 deposits totaled $66.358 million, an increase of $10.546 million or 18.9% from the year earlier. CBOV primarily uses deposits to fund its loan portfolio, with any excess funds utilized in the investment securities portfolio.


         For 1995 CBOV has seen its deposit base shift from lower cost savings accounts to move to higher yields (for the customer) in certificates of deposit. At December 31, 1995 CBOV had $16.978 million in savings accounts compared to $20.803 million one year earlier, representing a decline of $3.825 million, or 18.4%. During the same period, certificates of deposit increased to $19.476 million compared to $14.004 million one year earlier, representing an increase of $5.472 million, or 39.1%. While CBOV has enjoyed an overall growth in total deposits in 1995, these changes have caused expenses to rise as noted earlier in the discussion of the costs of funds.


         At December 31, 1994 total deposits were $55.811 million up $2.513 million or 4.7% from December 31, 1993. From a depositor's standpoint 1994 was a period of rising interest rates; consequently CBOV's interest-bearing transaction accounts and savings deposits increased as depositors did not want to commit dollars to longer maturity certificates of deposit. These shorter term deposits increased $3.087 million from $29.701 million on December 31, 1993 to $32.788 million on December 31, 1994, which represents an increase of 11.1%. During the same period certificates of deposit dropped from $14.885 million on December 31, 1993 to $14.004 million on December 31, 1994, a decline of $881,000, or 5.9%. This was a logical change on the part of depositors as they were trying to anticipate the peak in interest rates before committing funds to longer maturity periods. As noted above, this trend reversed itself in 1995 as interest rates on deposits peaked and started a small decline.


         CBOV offers individuals and small-to-medium sized businesses a variety of deposit accounts. These include checking, savings, money market, certificates of deposit, and individual retirement accounts (IRA's). These funds are obtained from the local communities served by CBOV and represent a stable core deposit base.

                                    DEPOSITS

         The breakdown of deposits at December 31, 1995, 1994, and 1993 is indicated as follows:


                                                    December 31,

(In thousands)                             1995        1994        1993
                                          ------------------------------

Demand                                    $10,849    $ 9,019     $ 8,712

Interest-bearing transaction accounts      19,055     11,985      10,595

Savings                                    16,978     20,803      19,106

Certificate of deposit                     19,476     14,004      14,885
                                          ------------------------------

Total deposits                            $66,358    $55,811     $53,298
                                          ==============================

         Maturities of time certificates of deposit at December 31, 1995 and December 31, 1994 are shown below:



         Maturity

(In thousands)                      December 31, 1995        December 31, 1994
                                    -----------------        -----------------
                                   $100,000    Less than   $100,000   Less than
                                    and over   $100,000    and over   $100,000

Three months or less               $  355      $ 2,661     $1,348     $ 1,658

Over three through twelve months    1,958        6,203        306       7,213

Over one year through five years    1,734        6,481        640       2,839

Over five years                         0           84          0           0
                                   -------------------     ------------------

Total                              $4,047      $15,429     $2,294     $11,710
                                   ===================     ==================


SHORT TERM BORROWINGS

         CBOV occasionally finds it necessary to purchase funds on a short-term basis (generally, less than 30 days) due to fluctuations in loan and deposit levels. CBOV has several arrangements whereby it may purchase federal funds from other financial institutions in an aggregate amount of up to approximately $5.000 million dollars as of December 31, 1995. CBOV had no purchased funds on December 31, 1995, and the largest amount outstanding for any day was $2.7 million, with the average being $166,100. The maximum amount outstanding at any month end during 1995 was $1.052 million.

LIQUIDITY

         Liquidity represents an institution's ability to meet present and future financial obligations through the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with other banks, federal funds sold, investments and loans maturing within one year. CBOV's ability to obtain deposits and purchase funds at favorable rates determines its liability liquidity. As a result of CBOV's management of liquid assets and the ability to generate liquidity through increasing deposits, management believes that CBOV maintains overall liquidity that is sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

         CBOV's Liquidity Policy states that it is management's responsibility to ensure the availability of funds to meet deposit withdrawals and fund loan commitments by maintaining cash and liquid reserves in amounts sufficient to meet the expected demands requiring immediately available funds. Management believes that it is appropriate to maintain a portion of funds available to meet these expected needs in earning assets whose conversion to cash would not bear significant penalties. Liquidity levels are regularly monitored and adjustments are made as needed.


         The following information should be read in conjunction with the statements of cash flows, which appear on page C-8 of CBOV's financial statements.


         Cash and cash equivalents increased $2,752,610 to $7,734,894 for the year ended December 31, 1995, as the net cash provided by operating and financing activities exceeded the net cash used in investing activities. The $1,120,500 of net cash provided by operating activities primarily resulted from $731,666 in net income and $195,000 in provisions for loan loss. The $10,803,860 of net cash provided by financing activities was the result of an increase in deposits of $10,546,052 and the proceeds from a stock sale of $1,050,808, federal funds purchased decreased $793,000. Within investing activities cash outflows consisted of the net purchase of investment securities of $4,875,343 ($12,230,655 of gross purchases less $7,355,312 of payments and maturities), the net originations of new loans of $3,542,863, an increase in premises and equipment and the purchase of other real estate of $316,855. Total funds provided from all sources was $11,924,360 less total funds used of $9,171,750 produced the net increase of $2,752,610.


         For the year ended December 31, 1994, cash and cash equivalents decreased $3,890,475 to $4,982,284, as the net cash used in investing activities exceeded the net cash provided by operating and financing activities. The $2,852,396 of net funds provided by operating activities resulted mainly from a $2,125,261 decrease in mortgage loans held for resale and $486,829 in net income for the year. The $3,318,742 of net cash provided by financing activities was attributed to an increase in deposits of $2,514,022 and an increase in federal funds purchased of $793,000. Within investing activities cash outflows consisted mainly of the net purchase of investment securities of $1,798,808 ($6,985,198 gross purchases less $5,186,390 in payments and maturities) and net originations of new loans of $8,223,052. Total funds provided from all sources in 1994 were $6,171,138 less total funds used of $10,061,613 produced the net decrease of $3,890,475.

CAPITAL RESOURCES

         Capital represents funds, earned or obtained, over which financial institutions can exercise greater control in comparison with deposits and borrowed funds. The adequacy of CBOV's capital is reviewed by management on an ongoing basis with reference to size, composition, and quality of CBOV's resources and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will support anticipated asset growth and absorb any potential losses.


         The federal regulatory agencies adopted new capital guidelines to supplement the existing definitions of capital for regulatory purposes and to establish minimum capital standards. Specifically, the guidelines categorize assets and off-balance sheet items into four risk-weighted categories. The minimum ratio of qualifying total capital to risk-weighted assets is now 8.0% of which 4.0% must be Tier 1 capital. Tier 1 capital is defined as common equity, retained earnings, and a limited amount of perpetual preferred stock, less certain goodwill items. CBOV had a ratio of risk-weighted assets to total capital of 13.70% on December 31, 1995 and a ratio of risk-weighted assets to Tier 1 capital of 12.71%

         The following tables show an analysis of CBOV's capital account and the breakdown of Tier 1 capital, Tier 2 capital, and risk-weighted assets as well as the ratios discussed above. These tables cover the years ended on December 31, 1995, 1994 and 1993.


IMPACT OF INFLATION AND CHANGING PRICES

         The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and result of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or the same magnitude as the prices of goods and services. In the current interest rate environment, equity, maturity structure and quality of CBOV's assets and liabilities are critical to the maintenance of acceptable performance levels.


TRENDS AFFECTING OPERATIONS


         The primary general economic trends which affect CBOV are general economic conditions and interest rates.


         The relative economic strength and stability of Richmond, Virginia where CBOV is located is important in terms of loan demand, the ability of borrowers to repay loans and availability of funds for deposit by customers. Throughout 1995, general economic conditions have been favorable in Virginia. Future economic conditions are difficult to predict.


         Since most of CBOV's assets and liabilities are interest-bearing, trends in interest rates can have a pervasive impact on operating results. In recent periods, interest rates have been at relatively low levels. In periods of lower interest rates, CBOV strives to emphasize variable rate loans and time deposits to the extent possible in a competitive environment; however, competitive influences often result in making fixed rate loans, although CBOV seeks to limit the duration of such loans. Similarly, low interest rates generally make competition more intense for deposits, since loan demand will increase during periods of lower rates and, accordingly, result in higher interest costs on deposits, adversely impacting interest margins.


         CBOV's net interest income increased about 15% from 1994 to 1995 and its net interest spread (the difference between asset yield and the composite cost of interest-bearing liabilities) decreased approximately 6% for the same period. Many factors impact the aggregate net interest spread. In 1995, yields on earning assets increased primarily due to higher rates and fees on loans. Interest rates on deposits in the aggregate were higher in 1995 compared to 1994, hence decreasing the net interest spread. With market interest rates remaining at relatively low levels, depositors seek to maximize their interest income through time accounts. CBOV experienced some movement from savings to certificates of deposit. Accordingly, competition for depositors' funds has resulted in higher rates on such time deposits.


         Future interest rates and the impact on earnings are difficult to predict.

         Financial institutions are subject to significant regulatory requirements which impact current and future operations. Additionally, the extent of regulation and the impact thereof are subject to a number of factors, including legislative and political environments, to name a few. With 1996 being a major election year, the future of financial institution regulation is somewhat uncertain.

                              ANALYSIS OF CAPITAL

         The following table sets forth CBOV's various capital ratios at the dates indicated:

(Dollars in thousands)                             December 31,
                                        1995           1994            1993
                                     ----------------------------------------
Tier 1 Capital:

    Common stock                      $ 1,754         $ 1,509         $ 1,502

    Capital surplus                     2,046           1,241           1,236

    Retained earnings                   2,241           1,509           1,022
                                      ---------------------------------------

    Total Tier 1 capital              $ 6,041         $ 4,259         $ 3,760
                                      =======================================


Tier 2 Capital:

    Allowance for loan losses         $   473         $   374         $   330

    Allowable long-term debt                0               0               0
                                      ---------------------------------------

    Total Tier 2 capital              $   473         $   374         $   330
                                      =======================================


Risk-weighted assets                  $47,541         $40,859         $33,338



Capital Ratios:

    Tier 1 risk-based capital ratio     12.71%          10.42%          11.28%

    Total risk-based capital ratio      13.70%          11.34%          12.27%

    Tier 1 capital to average
        total assets                     8.80%           7.17%           7.36%

                          RETURN ON EQUITY AND ASSETS

         The following table highlights certain ratios for the periods indicated:

                                                           December 31,
                                            1995            1994          1993
                                           -------------------------------------

Income before securities gains
    and losses to:

  Average total assets                      1.11%          0.80%          0.49%

  Average stockholders' equity             14.12%         12.04%          7.62%

Net income to:

  Average total assets                      1.09%          0.80%          0.49%

  Average stockholders' equity             14.12%         12.04%          7.62%

Dividend payout ratio                       0.00%          0.00%          0.00%

Average stockholders equity to
    average total assets                    7.74%          6.80%          7.15%


ADOPTION OF ACCOUNTING STANDARDS


         In March 1995, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed Of". SFAS 121 requires that long-lived assets and certain intangibles to be held and used by an entity be reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, SFAS 121 requires long-lived assets and certain intangibles to be disposed of to be reported at the lower of carrying amount or fair value less costs to sell. SFAS 121 is effective for fiscal years beginning after December 15, 1995. Management does not expect the application of this pronouncement to have a material effect on the financial statements of CBOV.


         In May 1995, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 122 (SFAS 122), "Accounting for Mortgage Servicing Rights an Amendment of FASB Statement No. 65". SFAS 122 requires entities to allocate the cost of acquiring or originating mortgage loans between the mortgage servicing rights and the loans, based on their relative fair values, if the bank sells or securitizes the loans and retains the mortgage servicing rights. In addition, SFAS 122 requires entities to assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. SFAS 122 is effective for fiscal years beginning after December 15, 1995. Management does not expect the application of this pronouncement to have a material effect on the financial statements of CBOV.

                            INDEPENDENT ACCOUNTANTS

         The Board of Directors of CBOV selected the accounting firm of BDO Seidman, independent accountants, to be CBOV's independent accountants for the year ended December 31, 1995. A representative of BDO Seidman is expected to be present at the CBOV Meeting, will have the opportunity to make a statement at the meeting if he or she desires to do so, and will be available to respond to appropriate questions. The Board of Directors has not yet made a determination regarding the selection of independent accountants for the year ending December 31, 1996. Under CBOV's Articles of Incorporation and Bylaws, stockholders are not required to ratify or confirm the selection of independent accountants made by the Board of Directors.

                                 OTHER BUSINESS

         If any other matters come before the meeting, not referred to in the enclosed Proxy, including matters incident to the conduct of the meeting, the Proxies will vote the shares represented by the proxies in accordance with their best judgment. Management is not aware of any other business to come before the meeting as of the date of the preparation of this Proxy Statement.

                       COMMUNITY BANKSHARES INCORPORATED

GENERAL

         CBI and The Community Bank. CBI's sole business is to serve as a holding company for The Community Bank. CBI was incorporated as a Virginia corporation on January 24, 1984, and on January 1, 1985, it acquired all of the issued and outstanding shares of The Community Bank's capital stock.

         The Community Bank was incorporated in 1973 under the laws of Virginia. Since The Community Bank opened for business on June 10, 1974, its main banking and administrative office has been located at 200 North Sycamore Street, Petersburg, Virginia. The Community Bank's first branch was opened in 1979 in Petersburg, Virginia. The Community Bank opened a branch office in Colonial Heights, Virginia, during 1984. In 1985, the Community Bank opened its newest branch in the village of Chester in Chesterfield County, Virginia.


         Principal Market Area. The Community Bank concentrates its marketing efforts in the cities of Petersburg and Colonial Heights, Virginia, and in the adjacent counties of Prince George, Dinwiddie and Chesterfield, including the village of Chester in Chesterfield County. As of December 31, 1995, The Community Bank had approximately $43.2 million of deposits in the City of Petersburg; $14.8 million of deposits in the City of Colonial Heights; and $19.3 million of deposits in the village of Chester. CBI's present intention is to continue concentrating its banking activities in its current market.



         The following table sets forth certain economic data on the localities in which The Community Bank maintains branch offices. The data generally reflect that Chesterfield County is more affluent than either of the cities of Petersburg and Colonial Heights. Chesterfield County has experienced rapid population growth, while the population of Petersburg has declined and that of Colonial Heights has been generally stable.




                                                            City of
                                            City of        Colonial     Chesterfield
                                           Petersburg       Heights        County
Per Capita Income ($) (1)
    1980                                     6,358           7,981          11,395
    1990                                    10,547          15,639          19,920
    1993                                  unavailable     unavailable       23,231
Median Household Income ($) (2)             21,309          34,472          43,604
1980 Population (3)                         41,055          16,509         141,372
1990 Population (3)                         37,027          16,065         209,564
1993 Population (4)                         38,900          16,600         231,400
Unemployment Rate (5)                          9.4%            4.9%            3.9%
Owner Occupied Housing
Units: (6)
  Number                                     7,491           4,591          58,385
  Median Value ($)                          48,300          67,500          85,800


(1)     1980 and 1990 U.S. Census; 1993, Virginia Department of Economic
        Development
(2)     1990 U.S. Census
(3)     1980 and 1990 U.S. Census
(4)     Virginia Department of Economic Development
(5)     1994, Virginia Employment Commission
(6)     1990 U.S. Census


         Banking Services. Through its network of banking facilities, The Community Bank provides a wide range of commercial banking services to individuals and small and medium-sized businesses. The Community Bank conducts substantially all of the business operations of a typical independent, commercial bank, including the acceptance of checking and savings deposits, and the making of commercial real estate, personal, home improvement, automobile and other installment and term loans. The Community Bank also offers other related services, such as travelers' checks, safe deposit, lock box, depositor transfer, customer note payment, collection, notary public, escrow, drive-in facility and other customary banking services. Trust services are not offered by The Community Bank.

         The accounts of The Community Bank's depositors are insured up to $100,000 for each account holder by the Federal Deposit Insurance Corporation, an instrumentality of the United States Government. Insurance of The Community Bank's accounts is subject to the statutes and regulations governing insured banks, to examination by the Federal Deposit Insurance Corporation, and to certain limitations and restrictions imposed by that agency.

COMPETITION

         The Community Bank encounters strong competition for its banking services within its primary market area. There are seven commercial banks actively engaged in business in the cities of Petersburg and Colonial Heights, Virginia, including approximately five major statewide banking organizations. Finance companies, mortgage companies, credit unions and savings and loan associations also compete with The Community Bank for loans and deposits. In addition, in some instances, The Community Bank must compete for deposits with money market mutual funds that are marketed nationally. Many of The Community Bank's competitors have substantially greater resources than The Community Bank.


EMPLOYEES

         As of December 31, 1995, The Community Bank had 35 full-time and 12 part-time employees. Management of The Community Bank considers its relations with employees to be excellent. No employees are represented by a union or any similar group, and The Community Bank has never experienced any strike or labor dispute.

PROPERTIES

         CBI's offices and The Community Bank's main office are located in two 3,500 square feet condominiums in a seven-story masonry building located at 200 North Sycamore Street, Petersburg, Virginia. The first floor includes a drive-in facility, which is serviced by tellers located inside The Community Bank through a closed circuit TV/pneumatic tube system. The Community Bank's branch office at 2618 South Crater Road in Petersburg was opened in 1979. The South Crater Road office occupies a one and one-half story 2,100 square foot brick building of Colonial design. In 1984, The Community Bank opened a branch in Colonial Heights, located at 2000 Snead Avenue in a 640 square foot office of contemporary design. In 1985, The Community Bank opened its newest branch in Chester, located at 4203 West Hundred Road in a 1,600 square foot brick office of contemporary design. The Community Bank owns the land and the building in which the South Crater Road and Chester branches operate, and leases the Colonial Heights facility.

         CBI's facilities and equipment are considered adequate for its immediate needs and for foreseeable expansion.

LENDING ACTIVITIES

         LOAN PORTFOLIOS. CBI is a residential mortgage and residential construction lender and also extends commercial loans to small and medium-sized businesses within its primary service area. Consistent with its focus on providing community-based financial services, CBI does not attempt to diversify its loan portfolio geographically by making significant amounts of loans to borrowers outside of its primary service area.

         The principal economic risk associated with each of the categories of loans in CBI's portfolio is the creditworthiness of its borrowers. Within each category, such risk is increased or decreased depending on prevailing economic conditions. In an effort to manage the risk, CBI's policy gives loan amount approval limits to individual loan officers based on their level of experience. The risk associated with real estate mortgage loans and installment loans to individuals varies based upon employment levels, consumer confidence, fluctuations and value of residential real estate and other conditions that affect the ability of consumers to repay indebtedness. The risk associated with commercial loans varies based upon the strength and activity of the local economy of CBI's market area. The risk associated with real estate construction loans varies based upon the supply and demand for the type of real estate under construction. Most of CBI's residential real estate construction loans are for pre-sold and contract homes.

         RESIDENTIAL MORTGAGE LENDING. CBI originates conventional fixed rate and adjustable rate residential mortgage loans. All fixed rate loans are for a term of three years or less, unless the loan is to be fully amortized in 60 equal monthly payments. CBI does not originate residential mortgage loans for resale in the secondary market. Many of CBI's residential mortgage loan customers do not satisfy secondary mortgage market criteria. Such customers can qualify for a loan by providing larger down payments or third party guarantors.

         RESIDENTIAL CONSTRUCTION LENDING. Because of the attractive adjustable rates available, CBI makes construction loans for residential purposes. These include both construction loans to experienced builders and loans to consumers for owner occupied residences. CBI does not actively solicit loans to builders for homes that are not pre-sold. Construction lending entails significant additional risk as compared with residential mortgage lending. Construction loans to builders can involve larger loan balances concentrated with single borrowers or groups of related borrowers. Also, with construction loans, funds are advanced upon the security of the home under construction, which is of uncertain value prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. Residential construction loans to consumers, for which a permanent loan commitment from another lender approved prior to loan closing is required, are subject to the additional risk of the permanent lender failing to provide the necessary funds at closing, either due to the borrower's inability to fulfill the terms of his commitment or due to the permanent lender's inability to meet its funding commitments. In addition to its usual credit analysis of the borrowers, CBI seeks to obtain a first lien on the property as security for its construction loans.

         COMMERCIAL REAL ESTATE LENDING. CBI provides permanent mortgage financing for a variety of commercial projects. In the normal course of business, CBI will provide financing for owner-occupied properties and for income producing, non-owner occupied projects which meet all the guidelines established by loan policy. These loans generally do not exceed 65% of current appraised or market value, whichever is lower, for unimproved land and 75% for improved commercial real estate. Such loans are written on terms which provide for a maturity provision of from one to three years.

         Construction loans for the purpose of constructing commercial projects are provided for periods of not greater than one year, at floating rates of interest and are convertible to permanent financing consistent with terms outlined in CBI loan policy. When a construction loan agreement is entered into, particular care is taken to govern the process of the loan and, both initial protect review and periodic inspections are conducted by competent personnel who are independent of CBI. Advance ratios are closely monitored and appropriate construction reserves are established.

         CONSUMER LENDING. CBI currently offers most types of consumer demand, time and installment loans, including automobile loans.

         COMMERCIAL BUSINESS LENDING. As a full-service community bank, CBI makes commercial loans to qualified small businesses in CBI's market area. Commercial business loans generally have a higher degree of risk than residential mortgage loans but have commensurately higher yields. To manage these risks, CBI generally secures appropriate collateral and carefully monitors the financial condition of its business borrowers and the concentration of such loans in CBI's portfolio. Most of CBI's commercial loans are secured by real estate, which is viewed by CBI as the principal collateral securing such loans. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his employment and other income and are secured by real estate or real estate whose value tends to be easily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are either unsecured or secured by business assets, such as real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral for secured commercial business loans may depreciate over time and cannot be appraised with as much precision as residential real estate.

         LOAN UNDERWRITING CRITERIA. CBI views as one of its primary functions to be a lending source for sound individuals and businesses in the community. This would include credit-worthy depositors and non-depositors alike. The loan portfolio mix, of the previously mentioned loan types, will be determined by customer demands, liquidity and local economic conditions. CBI's underwriting practices involve investigation of sources of income, employment history, details of existing debt and compiling a history of the borrower relative to all of the areas. Commercial applicants are required to provide a financial statement and tax return. All outstanding lines of credits are required to maintain current financial statements on file. From the data collected the applicant's ability to repay will be determined. All sources of repayment will be considered. The maximum debt service to gross income ratio acceptable for consumer loans is 36%. While CBI has not quantified required minimum cash flow on commercial loans, the applicant would be required to show the capability to meet the scheduled debt curtailment over the life of the loan.


         CBI will consider collateral that is readily marketable with a value easily recognized by either appraisal or publication. CBI will not accept the assignment of personal assets such as; furniture, jewelry, art collections, and similar collateral for which a ready market and resale value cannot be determined, or is difficult to determine. Automobiles, both new and used, will be acceptable collateral provided there is a listed N.A.D.A. value in excess of the amount requested. The maximum loan to value for loans secured by residential real estate is 80%, and commercial real estate is 75%. A market valuation is performed for all real estate loans in excess of $100,000, and a full appraisal for all real estate loans in excess of $250,000 will be engaged by CBI from a licensed appraiser that has been approved. Unimproved real estate is subject to a 65% loan to value maximum. Generally, listed securities are subject to a maximum loan to value ratio of 80%, unlisted securities to a 60% of determined market value and bank deposits to a 100% ratio. While CBI does not participate in commercial asset based lending as a separate activity, loans are made on inventory and accounts receivable provided additional collateral is available as primary security.

         COLLECTION PRACTICES. Often, CBI will not immediately proceed to foreclose on real estate loans that become more than 90 days past due. Instead, CBI will permit the borrower to market and sell the collateral in an orderly manner. If the borrower does not sell the collateral within a reasonable time, CBI will foreclose and sell the collateral. CBI's experience has been that losses on well collateralized real estate loans are minimized when it works with borrowers in this manner, although its practice of working with borrowers at times results in relatively high balances of past due loans. CBI also has found that its loan collection practices enable it to compete with larger and less flexible financial institutions that are not based in the community. See "Community Bankshares Incorporated - Management's Discussion and Analysis of Financial Condition and Results of Operations - Nonperforming Assets."

                       COMMUNITY BANKSHARES INCORPORATED
                       ELECTION OF DIRECTORS; MANAGEMENT

         The CBI Board of Directors is divided into three classes. At the CBI Meeting, three directors are expected to be elected to Class II to hold office for a term of three years or until their respective successors are duly elected and qualified. Unless authority to do so is withheld, shares represented by properly executed proxies in the enclosed form will be voted for the election of the three persons named below. All have consented to be named and have indicated their intent to serve if elected. If a nominee should become unavailable, the Board of Directors will designate a substitute for whom the proxies in the enclosed form are to be voted, or will reduce the size of the Board to the number of remaining nominees for whom the proxies will be voted. At this time, the Board knows of no reason why any of the nominees listed below may not be able to serve as a director if elected.

         In the election of directors, those receiving the greatest number of votes will be elected even if they do not receive a majority. Abstentions and broker non-votes will not be considered a vote for, or a vote against, a director.

                                    NOMINEES

       CLASS II (TO SERVE UNTIL THE 1999 ANNUAL MEETING OF SHAREHOLDERS)

                              Principal Occupation or           Director of
                              Employment During Last            Corporation/
Name                          Five Years                        Bank Since   Age

James A. Boyd                 Retired Orthodontist; Director,   1984/1973    66
                              The Community Bank,
                              Petersburg, Virginia

Dr. Phillip H. Kirkpatrick    Retired, Department of Army;      1984/1973    63
                              Civilian, Owner of Quality Now,
                              Petersburg, Virginia; Director,
                              The Community Bank, Petersburg,
                              Virginia; Director, Cornerstone
                              Realty Income Trust, Inc.,
                              Richmond, Virginia

Louis C. Shell                Attorney-at-Law, Firm of White,   1993/1988    70
                              Hamilton, Wyche and Shell,
                              Petersburg, Virginia; Vice-
                              Chairman of the Board of
                              Community Bankshares Inc.,
                              Petersburg, Virginia; Director,
                              The Community Bank, Petersburg,
                              Virginia

      THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE NOMINEES SET FORTH ABOVE.

Directors Continuing in Office

         There are seven directors whose present term of office will continue after the CBI Meeting until 1997 or 1998, as indicated below, and until their respective successors are duly elected and qualified. The remaining directors have served continuously since the year they joined the Board.

       CLASS III (TO SERVE UNTIL THE 1997 ANNUAL MEETING OF SHAREHOLDERS)

                              Principal Occupation or           Director of
                              Employment During Last            Corporation/
Name                          Five Years                        Bank Since    Age
Dr. B. Glenn Holden           Physician, Petersburg, Virginia;   1984/1973    65
                              Director, The Community Bank,
                              Petersburg, Virginia

Nathan S. Jones, 3rd          President and Chief Executive      1984/1976    50
                              Officer, Community Bankshares
                              Incorporated, Petersburg, Virginia;
                              President and Chief Executive
                              Officer and Director, The
                              Community Bank, Petersburg,
                              Virginia

Harold L. Vaughn              President, Southern Hardware and   1984/1976    66
                              Building Supply Corporation,
                              Incorporated, Petersburg, Virginia;
                              Chairman of the Board, of
                              Community Bankshares
                              Incorporated; Chairman of the
                              Board and Director of The
                              Community Bank, Petersburg,
                              Virginia

W. Courtney Wells             Owner, Wells Realty and Insurance, 1992/1985    62
                              Chester, Virginia; Director, The
                              Community Bank, Petersburg,
                              Virginia

                                      -92-

        CLASS I (TO SERVE UNTIL THE 1998 ANNUAL MEETING OF SHAREHOLDERS)

                           Principal Occupation or              Director of
                           Employment During Last               Corporation/
Name                       Five Years                           Bank Since   Age
Lawrence F. DeSouza        Retired, Life Insurance Corporation   1984/1973   66
                           of Virginia, Chester, Virginia;
                           Secretary, Community Bankshares
                           Incorporated, Petersburg, Virginia;
                           Vice Chairman and Director, The
                           Community Bank, Petersburg,
                           Virginia

Elinor B. Marshall         President, Elinor Marshall, Ltd.,     1992/1985   59
                           Petersburg, Virginia; Secretary and
                           Director, The Community Bank,
                           Petersburg, Virginia

Alvin L. Sheffield         President, L.A. Sheffield Transfer    1984/1974   64
                           and Storage Incorporated,
                           Petersburg, Virginia; Director, The
                           Community Bank, Petersburg,
                           Virginia

         As indicated opposite each director's name, all of the nominees and other directors of CBI are also directors of its subsidiary, The Community Bank. The Community Bank's current Board of Directors is divided into the same classes as the CBI Board. CBI, as the sole shareholder of The Community Bank, elects annually one class of The Community Bank's Board. It is the present intention of CBI's Board of Directors that any nominee elected by the CBI shareholders to serve as a director of CBI will also be elected to The Community Bank's Board of Directors. Directors of CBOV who become directors of CBI as a result of the Reorganization will remain directors of CBOV, also, but will not serve as directors of The Community Bank.

COMMITTEES OF THE BOARD

         CBI currently has no standing committees. The only standing committee of the Board of Directors of The Community Bank is the Audit Committee. The Audit Committee of The Community Bank reviews with management and CBI's auditors the scope of the annual audit, the results of the audit and CBI's and The Community Bank's internal accounting and control systems. The Audit Committee also recommends to the full Board of Directors of CBI and The Community Bank the auditors to be appointed by CBI's Board and reviews the auditor's service to CBI and the auditor's fees. The Audit Committee held one meeting during 1995. Committee members serve at the pleasure of The Community Bank's Board.

EXECUTIVE OFFICERS

         Nathan S. Jones, 3rd, President and Chief Executive Officer and a director of CBI, is the only executive officer of CBI.

ATTENDANCE AND COMPENSATION

         The Board of Directors held 12 meetings during the fiscal year ended December 31, 1995 and all directors attended at least 75 percent of the meetings of the Board. Directors of CBI receive no compensation from CBI. However, at present, all directors of CBI also are directors of The Community Bank, which does compensate its directors. All directors of The Community Bank are paid a fee of $525 for each meeting attended and $25 for each committee meeting of The Community Bank. Total fees paid to the directors in 1995 for attendance at meetings were $62,125. Additionally, all directors participate in The Community Bank's Directors Performance Adjusted Fees Program, which provides for performance adjusted fees to directors, based upon The Community Bank's return on assets. For the year ended December 31, 1995, each director received $4,048 under this program. Pursuant to CBI's Incentive Stock Option and Nonstatutory Stock Option Plan, each Director of CBI, except Mr. Jones, was granted a nonstatutory option to purchase 10,000 shares of CBI's Common Stock. Such options, granted in July 1993, were approved by the shareholders at the 1994 Annual Meeting of Shareholders. The options were granted at a price of $6.25 per share and are exercisable at anytime before July 20, 2003, on which date such options expire.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below presents certain information as of April 23, 1996 regarding beneficial ownership of shares of CBI's Common Stock by all directors and nominees for director, by each of the executive officers named in the "Summary Compensation Table" herein, by all directors and executive officers as a group, and all of those persons believed by management to be beneficial owners of more than five percent ("Five Percent Holders") of the outstanding shares of CBI's Common Stock. The mailing address of each Five Percent Holder is also included. For the purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), under which, in general, a person is deemed to be a beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose or direct disposition of the security, or if he has the right to acquire beneficial ownership of the security within 60 days.

                                      Amount and Nature of        Percent
Name of Beneficial Owner             Beneficial Ownership(1)     of Class (2)
- ------------------------            -----------------------      ------------

Directors and Executive Officers

James A. Boyd                                16,968(3)             1.463%
Lawrence F. DeSouza                          17,440                1.503
B. Glenn Holden                              30,100                2.595
Nathan S. Jones, 3rd                        125,119(3)            10.786
  P.O. Box 2166
  Petersburg, VA  23804
Phillip H. Kirkpatrick                       23,018(3)             1.984
Elinor B. Marshall                           33,828                2.916
Alvin L. Sheffield                           54,540                4.701
Louis C. Shell                               13,112                1.130
Harold L. Vaughn                             27,268                2.351
W. Courtney Wells                            16,000                1.379

All executive officers and
 directors as a group (10)                  357,393               30.810

Others

Lillian Umphlett                             78,109                6.733
P.O. Box 2166
Petersburg, VA  23804

Community Bankshares Incorporated           174,284               15.024
Employee Stock Ownership Plan
P.O. Box 2166
Petersburg, VA 23804



(1) As to each director, includes presently exercisable options to purchase CBI Common Stock granted in July 1993 under CBI's Incentive Stock Option and Nonstatutory Stock Option Plan.

(2) Based on 1,160,000 shares of Common Stock issued and outstanding as of April 26, 1996 and assumes the exercise of options to purchase shares of Common Stock.

(3) Does not include unallocated shares held in trust pursuant to CBI's Employee Stock Ownership Plan ("ESOP") by Messrs. Boyd, Jones and Kirkpatrick, as trustees. Shares which have not been allocated to participants are voted by the trustees. As of December 31, 1995, the last date for which information is available to CBI, 138,344 shares of Common Stock had been allocated to participant accounts.

EXECUTIVE COMPENSATION

         The following table sets forth the annual compensation paid or accrued by CBI and its subsidiaries to Nathan S. Jones, 3rd, President and Chief Executive Officer of CBI and The Community Bank, for the three fiscal years ended December 31, 1995.



                           SUMMARY COMPENSATION TABLE

                                 Annual Compensation                           Long Term Compensation
                                                                           Number of
                                                                           Securities
                                                           Other Annual    Underlying    All Other
Name and Principal Position   Year   Salary (1)  Bonus(2)  Compensation    Options       Compensation (5)
- ---------------------------   ----   ----------  --------  ------------    -------       ----------------
Nathan S. Jones, 3rd,         1995   $129,513    $27,846           (3)          -0-        $23,531
President and Chief           1994   $117,341    $27,846           (3)          -0-        $19,070
Executive Officer             1993   $111,153    $18,564           (3)      30,000(4)      $15,300




(1)  Includes directors' fees of $10,348, $9,123 and $6,000 in 1995, 1994 and
     1993, respectively.


(2) Amounts represent cash incentive payments based on an increase in return on assets pursuant to the Executive Incentive Compensation Plan adopted in July 1993.


(3) The value of perquisites and other personal benefits did not exceed the lesser of $50,000 or ten percent of total annual salary and bonus.


(4) Represents incentive stock options granted in July, 1993 pursuant to CBI's Incentive Stock Option and Nonstatutory Stock Option Plan.


(5)  Includes: (i) $14,000, $11,995, $9,062 in contributions by CBI to the KSOP,
     (ii) $8,472, $6,402 and $5,562 accrued in connection with an Executive Supplemental Income Plan, and (iii) $1,059, $673 and $676 paid by CBI on Mr. Jones' behalf for term life insurance; in each of 1995, 1994, 1993, respectively.

Supplemental Retirement Agreement

         CBI and Mr. Jones were parties to an agreement, dated February 2, 1987 which provided benefits in the event of retirement or death prior to retirement. Under the agreement, Mr. Jones would have been entitled to an annual benefit of $30,527 for a period of 15 years if he retired after attaining age 65.


         All benefits under the agreement were conditioned upon Mr. Jones' continuous employment by CBI unless there was a change in control of CBI. In January, 1996, Mr. Jones and CBI agreed to terminate the Supplemental Retirement Agreement in exchange for a cash payment of $115,000, which represented the amount of the liability that CBI had accrued with respect to such agreement.

Employment Contract

         CBI and Mr. Jones are parties to an employment contract for a term beginning July 1, 1995 and ending on June 30, 1998, which provides for his employment as President and Chief Executive Officer. Under the contract, Mr. Jones is entitled to annual base compensation of $112,500.00. any increases in base compensation are at the discretion of the Board of Directors. The contract will renew for successive terms of one year each if it is not expressly terminated by Mr. Jones or CBI. If, during the term of the contract, CBI terminates Mr. Jones' employment without cause, CBI must continue Mr. Jones' salary and benefits for six months. The contract provides for increased severance pay if Mr. Jones' employment terminates within three years after a change of control of CBI. In that case, Mr. Jones is entitled to a payment equal to 2.99 times his cash compensation for the twelve months that precede the termination of his employment and a continuation of fringe benefits. However, the payments to Mr. Jones under the contract following a change of control will be reduced, if necessary, so that no such payments would constitute an "excess parachute payment" under section 280G of the internal revenue code. As of January 1, 1996, the cash amount payable to Mr. Jones if his employment terminated after a change of control would be $359,590.00. Mr. Jones and CBI have agreed that the reorganization will not be considered a change of control for purposes of interpreting or applying his employment contract.

Option Exercises and Holdings

         The Chief Executive Officer did not exercise any options during the fiscal year ended December 31, 1995. The following table sets forth information with respect to unexercised options held by such officer as of the end of the fiscal year:

                         FISCAL YEAR END OPTION VALUES

                               Number of              Value of Unexercised
                      Shares Underlying Unexercised   In-The-Money Options
                      Options at December 31, 1995    At December 31, 1995 (1)

Name                   Exercisable  Unexercisable    Exercisable  Unexercisable

Nathan S. Jones, 3rd     30,000         -0-          $210,000         -0-


(1) The value of unexercised in-the-money options at fiscal year end was calculated by determining the difference between the market value per share of Corporation's Common Stock at December 29, 1995 ($13.25) and the per share exercise price of the options. CBI's Common Stock is traded on the OTC Bulletin Board, and the fair market value reflects published prices on December 29, 1995.

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Certain directors and officers and their associates were customers of and had transactions with The Community Bank during 1995, and up to the present time. All loans and commitments to loan by The Community Bank to directors and officers were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. The Community Bank expects to have, in the future, similar banking transactions with directors and officers. The aggregate balance of loans outstanding to directors and officers of CBI and The Community Bank and their associates was $1.7 million (17.5 percent of Shareholders' Equity) on December 31, 1995.

SECTION 16 TRANSACTIONS

         Under Section 16(a) of the Securities Exchange Act of 1934, directors and executive officers of CBI are required to file reports with the Securities and Exchange Commission and CBI of their beneficial ownership and changes in ownership of CBI Common Stock.

         Based on a review of the forms that were filed and representations of the directors and executive officers, CBI believes that all required forms were timely filed for the year ended December 31, 1995.

                       COMMUNITY BANKSHARES INCORPORATED
                  PROPOSAL TO AMEND ARTICLES OF INCORPORATION

         Shareholders will vote on a proposed amendment to Article 8 of the Articles of Incorporation that will permit an increase in the size of the Board of Directors by more than two in a twelve month period in certain situations.
Article 8 currently limits increases in the number of directors set forth in the bylaws to two during any twelve month period with one exception. Such a limitation does not exist when the increase is accompanied by the affirmative vote of holders of 85% of all shares of CBI's voting stock. The proposed amendment to Article 8 will add another exception to this limitation. Under the amendment, an increase of more than two in the number of directors is allowed if the increase is in connection with a merger or share exchange to which CBI or a wholly owned subsidiary of CBI is a party, provided that the 85% vote requirement of Article 9 does not apply to such merger or share exchange. Approval of the proposed amendment to the CBI Articles of Incorporation is a condition to the obligation of CBOV to consummate the Reorganization. If the Reorganization is approved by the shareholders, the directors of CBOV will serve on the CBI Board as well. See Appendix B for a copy of the proposed amendment to CBI's Articles of Incorporation.

         THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE PROPOSAL SET FORTH ABOVE.

                       COMMUNITY BANKSHARES INCORPORATED
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of Community Bankshares Incorporated. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements.

OVERVIEW

         Net income for the year ended December 31, 1995 of $1.623 million was an increase of 23.7% over the year ended December 31, 1994. The increase in net income during 1995 reflects primarily an increase in the lending volume and an improvement in the rates earned on interest-earning assets. Earnings per share for the year ended December 31, 1995 was $1.34, up from $1.10 for the year ended December 31, 1994. CBI has shown an increase of 118% in net income over the five years ended December 31, 1995, from $743,000 in 1991 to $1.623 million during 1995. The increase in income over the past five years is attributable to the 49% growth in the loan portfolio. As total assets grew from $60.252 million in 1991 to $88.137 million as of December 31, 1995, net loans grew from $43.667 million to $65.256 million.


                               [NET INCOME CHART]
                             (Dollars in Millions)

                    1991     1992     1993     1994     1995
NET INCOME         0.743    .8496    1.079    1.312    1.623





                              [TOTAL ASSETS CHART]
                             (Dollars in Millions)

                    1991     1992     1993     1994     1995
TOTAL ASSETS         60       69       77       77       88

         The Bank increased net income 21.6% to $1.312 million during 1994 over 1993. This increase was attributable to an increase in the net interest yield and a decrease in the provision for loan losses. Net income during 1993 of $1.079 million was a 27% increase over 1992. On a per share basis, net income was $.95 in 1993.


         The Company's return on average equity and average assets has increased over the past five years. The return on average equity was 17.77% for the year ended December 31, 1995. The return on average equity was 16.25% in 1994, compared to 15.49% for 1993. The return on average assets amounted to 1.91%, 1.69% and 1.48% for the three years ended December 31, 1995, 1994, and 1993, respectively.


         CBI is not aware of any current recommendations by the bank regulatory authorities which, if implemented, would have a material effect on its liquidity, capital resources or results of operations. There are no agreements between CBI and either the Federal Reserve or the SCC, nor has either regulatory agency made any recommendations concerning the operations of CBI that could have a material effect on its liquidity, capital resources or results of operations.

NET INTEREST INCOME

         Net interest income represents the principal source of earnings for The Community Bank. Net interest income equals the amount by which interest income exceeds interest expense. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income.

         Net interest income increased 18% to $4.472 million in 1995. This increase was attributable to an 11% growth in average earning assets, a larger percentage of total average assets being interest-earning assets and a 10% increase in rates earned on interest-earning assets. The increase in interest-earning assets was due primarily to an increase in the lending volume. During the three years ended December 31, 1995, the Bank has had a consistent increase in loan demand. It is management's belief that the increase in the lending volume is a result of competitive pricing and, most importantly, responsiveness to loan demands. The ability to make a timely loan decision is an operating characteristic that often allows CBI the opportunity to meet the needs of borrowers before its large bank competitors. Rates earned on average assets were 9.28% during 1995 as compared to 8.42% one year earlier. This return was a result of increased rates earned on loans. The Bank is competitive with rates and origination fees charged on loans. However, since 75% of the Bank's loan portfolio may be repriced in one year or less, the Bank may respond quickly to market changes in rates.


         Interest expense for the year ended December 31, 1995 increased 29.5% to $2.890 million, from $2.232 million for the year ended December 31, 1994. This increase was due to an increase in rates on interest-bearing liabilities and an 8.09% increase in average interest-bearing liabilities from $57.427 million during 1994 to $62.074 million in 1995. The increase in rates was created by national and regional economic factors. In addition, periodically during 1995 management decided to offer rates on large certificates of deposit at 10 to 15 basis points higher than that of other financial institutions.


         Net interest income was $3.784 million for the year ended December 31, 1994, an increase of 18.7% over the $3.188 million reported in 1993. This increase was partially due to the 7.5% increase in interest-earning assets. Again, the increase in the lending volume was the most significant portion of the increase in average interest-earning assets with a 10.89% increase. Also contributing to the rise in net interest income was the 3.95% increase in the yield on interest-earning assets, which increased from 8.10% to 8.42%. During 1994 interest expense increased by $33,000 to $2.232 million. This small increase was a result of a decline in rates, which offset the effect of a $3.835 million increase in average interest-bearing liabilities. As the rates declined during 1994, many depositors elected not to invest in time deposits and opted for short-term interest-bearing demand deposits which paid a lower rate. Average certificates of deposit decreased 3%, or $766,000, at the same time demand interest-bearing liabilities increased 15.5%, or $4.445 million. This change in the mix of deposits enabled the Bank to reduce its cost of funds for 1994.


         Interest income increased 0.4%, or $21,000, from $5.366 million in 1992 to $5.387 million during 1993. This increase was very insignificant considering average loans increased by $6.669 million or 13.85% during 1993. This increase in volume took place at a time when average rates earned on loans decreased by 9.4%, from 9.40% in 1992 to 8.51% in 1993. Again, the decrease in rates was controlled by national and regional economic factors. The Bank was able to maintain a relatively unchanged interest yield for 1993 by maintaining a deposit mix at lower rates. Interest expense decreased 9.95%, from $2.442 million in 1992 to $2.199 million in 1993. The net interest yield for 1993 was 4.84%, down slightly from 4.92% during 1992.

         The following table sets forth CBI's average interest-earning assets (on a tax equivalent basis) and average interest-bearing liabilities, the average yields earned on such assets and rates paid on such liabilities, and the net interest margin for the periods indicated:


     AVERAGE BALANCE SHEETS, INTEREST INCOME AND EXPENSE, YIELDS AND RATES

                                                 Years Ended December 31,

                              ----------------------------------------------------------------------------------------------
                                                      1995                                            1994
                              ----------------------------------------------------------------------------------------------
                                   Average                           Yield/        Average                         Yield/
                                   Balance(6)       Interest         Rate(1)       Balance(6)       Interest       Rate(1)

                              ----------------------------------------------------------------------------------------------
                                                                                        (Dollars in thousands)
Assets
Interest-earning assets:
   Securities                        $  10,937       $    730         6.67%         $  9,420       $    639         6.78%
   Federal funds sold                    3,940            276         7.01%              629             29         4.61%
                              ----------------------------------------------------------------------------------------------
   Loans(5)                             64,427          6,356         9.87%           61,425          5,348         8.71%
Total interest-earning
   assets                            $  79,304        $ 7,362         9.28%         $ 71,474       $  6,016         8.42%
                                                      -------                                      --------

Noninterest-earning assets:
   Cash and due from
     banks                               4,060                                         4,308
   Premises and
     equipment                           1,075                                         1,147
   Other assets                          1,311                                         1,541
Less allowance for
  loan losses                            (777)                                         (688)
                                     ---------                                      --------
   Total                             $  84,973                                      $ 77,782
                                     =========                                      ========

Liabilities and Stockholders' Equity
Interest-bearing liabilities:
   Money market and
     NOW accounts                      $22,436        $   801         3.57%        $  24,819       $    811         3.27%
   Savings deposits                      7,780            270         3.47%            8,194            265         3.23%
   Time deposits                        26,002          1,456         5.60%           19,683            955         4.85%
   Large denomination
     deposits                            5,759            357         6.20%            4,541            196         4.32%
   Federal funds
     purchased                              97              6         6.19%              190              5         2.63%
                              ----------------------------------------------------------------------------------------------
                                       $62,074         $2,890         4.66%        $  57,427       $  2,232         3.89%
                                                       ------                                      --------

Noninterest-bearing liabilities:
   Demand deposits                     $12,986                                       $11,690
   Other liabilities                       780                                           591
                                      --------                                      --------
                                       $75,840                                       $69,708

Stockholders' Equity                     9,133                                         8,074
                                      --------                                      --------
   Total                               $84,973                                       $77,782
                                       =======                                       =======


Non Interest income/
   yield (2)(3)                                        $4,472         5.64%                         $ 3,784         5.29%
                                                       ======                                       =======

Interest spread (4)                                                   4.62%                                         4.53%





                                   -------------------------------------------
                                                      1993
                                   -------------------------------------------
                                   Average                        Yield/
                                   Balance(6)       Interest      Rate(1)

                                   -------------------------------------------

Assets
Interest-earning assets:
   Securities                           $   8,930       $   663          7.42%
   Federal funds sold                       2,158            59          2.73%
                                   ---------------------------------------------
   Loans(5)                                55,390         4,665          8.42%
Total interest-earning
    assets                              $  66,478       $ 5,387          8.10%
                                                        -------

Noninterest-earning assets:
   Cash and due from
      banks                                 4,375
   Premises and
     equipment                              1,107
   Other assets                             1,411
Less allowance for
   loan losses                               (597)
                                         --------
   Total                                 $ 72,774
                                         ========

Liabilities and Stockholders' Equity
Interest-bearing liabilities:
   Money market and
     NOW accounts                      $   22,056       $   750          3.40%
   Savings deposits                         6,512           220          3.38%
   Time deposits                           20,304           970          4.78%
   Large denomination
     deposits                               4,686           258          5.51%
   Federal funds
     purchased                                 34             1          2.94%
                                   ---------------------------------------------
                                       $   53,592       $ 2,199          4.10%
                                                        -------

Noninterest-bearing liabilities:
   Demand deposits                        $11,823
   Other liabilities                          392
                                          -------
                                          $65,807

Stockholders' Equity                        6,967
                                          -------
   Total                                  $72,774
                                          =======


Non Interest income/
   yield (2)(3)                                         $ 3,188          4.80%
                                                        =======

Interest spread (4)                                                      4.00%

- ------------------

(1)  Computed on an annualized fully taxable equivalent basis.

(2) Net interest income is the difference between income from earning assets and interest expense.
(3) Net interest yield is net interest income divided by total average earning assets.

(4) Interest spread is the difference between the average interest rate received on earning assets and the average interest rate paid for interest-bearing liabilities.

(5)  Average loan balances include non-accrual loans.

(6) Average balances are computed on monthly balances and management believes such balances are representative of the operations of the Bank.

         Interest income and interest expense are affected by changes in both average interest rates and average volumes of interest-earning assets and interest-bearing liabilities. The following table analyzes changes in net interest income attributable to changes in the volume of interest-bearing assets and liabilities compared to changes in interest rates. Nonaccruing loans are included in average loans outstanding. The change in interest due to both rate and volume has been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.



                            VOLUME AND RATE ANALYSIS

                                                              Years Ended December 31,

                                     1995 vs. 1994                   1994 vs. 1993
                                 Increase (decrease)             Increase (decrease)
                                 due to changes in:               due to changes in:

                           Volume   Rate       Total      Volume     Rate      Total
                           ------------------------------------------------------------
                                                                (Dollars in thousands)
Increase (decrease) in:
  Interest income:
    Investment securities,
      taxable              $    101  $  (10)   $    91     $  35     $(59)    $(24)
    Federal funds sold          225      22        247       (56)      26      (30)
    Loans                       338     670      1,008       517      167      684
                           ----------------------------------------------------------
                           $    664  $  682    $ 1,346     $ 496     $134     $630
                           ----------------------------------------------------------


  Interest expense:
    Savings and time
      deposits             $    195  $  462    $   657     $ 145    $(116)    $ 29
    Federal funds purchased      (3)      4          1         5        -        5
                           ----------------------------------------------------------
                           $    192  $  466    $   658     $ 150    $(116)    $ 34
                           ----------------------------------------------------------

Net interest income        $    472  $  216    $   688     $ 346    $ 250     $596
                           ==========================================================





                                          1993 vs. 1992
                                        Increase (decrease)
                                         due to changes in:

                                 Volume       Rate     Total
                                -----------------------------------


Increase (decrease) in:
  Interest income:
    Investment securities,
      taxable                     $    4    $  (96)    $ (92)
    Federal funds sold                (7)      (19)      (26)
    Loans                            592      (454)      138
                                ------------------------------
                                  $  589    $ (569)    $  20
                                ------------------------------


  Interest expense:
    Savings and time
      deposits                    $  210    $ (453)    $(243)
    Federal funds purchase             -         -         -
                                -------------------------------
                                  $  210    $ (453)    $(243)
                                -------------------------------

Net interest income               $  379    $ (116)    $ 263
                                ===============================


INTEREST SENSITIVITY

         An important element of both earnings performance and the maintenance of sufficient liquidity is management of the interest sensitivity gap. The interest sensitivity gap is the difference between interest-sensitive assets and interest-sensitive liabilities in a specific time interval. The gap can be managed by repricing assets or liabilities, by replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability. Matching the amounts of assets and liabilities repricing in the same interval helps to hedge the risk and minimize the impact on net interest income in periods of rising or falling interest rates.


         The objective of interest sensitivity management is to provide flexibility in controlling the response of both rate-sensitive assets and liabilities to wide and frequent fluctuations in market rates of interest so that the effect of such swings on net interest income is minimized. The most important part of this objective is to maximize earnings while keeping risks within defined limits. To reduce the impact of changing interest rates as much as possible, CBI attempts to keep a large portion of its interest-sensitive assets and liabilities in generally shorter maturities, usually one year or less. This allows CBI the opportunity to adjust interest rates as needed to react to the loan and deposit market conditions.

         Management evaluates interest sensitivity through the use of a static gap model on a monthly basis and then formulates strategies regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These strategies are based on management's outlook regarding interest rate movements, the state of the regional and national economies and other financial and business risk factors. In addition, the Company establishes prices for deposits and loans based on local market conditions and manages its securities portfolio with policies set by itself.


         The following table summarizes the contractual repayment terms of the interest earning assets and interest bearing liabilities of CBI as of December 31, 1995. The table has not been adjusted for estimates of prepayments and does not reflect periodic repricing of adjustable rate loans.



                       INTEREST RATE SENSITIVITY ANALYSIS

                                                                          December 31, 1995

                                                    Within        4-12            1-5          Over
                                                  3 Months       Months          Years       5 Years       Total
                                                 -----------------------------------------------------------------
                                                                           (Dollars in thousands)
Interest-Earning Assets:
   Federal funds sold                            $    2,281     $       -     $      -     $       -    $   2,281
   Investment securities                                  -             -          452        13,659       14,111
   Loans                                             25,441        25,257       15,320             -       66,018
                                                 -----------------------------------------------------------------

Total interest earning assets                    $   27,722     $  25,257     $ 15,772     $  13,659     $ 82,410
- -----------------------------                    -----------------------------------------------------------------

Interest-Bearing Liabilities:
   Deposits:
     Demand                                      $   21,514     $       -     $      -     $       -    $  21,514
     Savings                                          7,409             -            -             -        7,409
     Time deposits, $100,000 and over                 1,972         2,275        2,686             -        6,933
     Other time deposits                              7,319        10,685       10,666             4       28,674
                                                 -----------------------------------------------------------------

Total interest-bearing liabilities               $   38,214     $  12,960     $ 13,352     $       4    $  64,530
- ----------------------------------               -----------------------------------------------------------------

Period gap                                       $  (10,492)    $  12,297     $  2,420     $  13,655    $  17,880
                                                 =================================================================
Cumulative gap                                   $  (10,492)    $   1,805     $  4,225     $  17,880
                                                 ====================================================
Ratio cumulative gap to total
   interest-earning assets                           -12.73%        2.19%        5.13%        21.70%
                                                 ====================================================


         The December 31, 1995 results of the rate sensitivity analysis show CBI had $10.492 million more in liabilities than assets subject to repricing within three months or less and was, therefore, in a liability-sensitive position. The cumulative gap at the end of one year was a positive $1.805 million and, therefore, in an asset-sensitive position. The one year positive gap position reflects a loan portfolio that is weighted predominantly in shorter maturities. Approximately $50.7 million, or 75% of the total loan portfolio, matures or reprices within one year or less. An asset-sensitive institution's net interest margin and net interest income generally will be impacted favorably by rising interest rates, while that of a liability sensitive institution generally will be impacted favorably by declining rates.

                       INTEREST RATE SENSITIVITY ANALYSIS


                                                                           December 31, 1994

                                                    Within            4-12              1-5        Over
                                                  3 Months          Months            Years       5 Years              Total
                                                 ---------------------------------------------------------------------------
                                                                      (Dollars in thousands)
Interest-Earning Assets:
   Federal funds sold                            $    1,017     $         -     $        -     $         -       $     1,017
   Investment securities                                  -               -            670           7,898             8,568
   Loans                                             22,281          26,130         13,802               -            62,213
                                                 ---------------------------------------------------------------------------

Total interest-earning assets                     $  23,298         $26,130        $14,472          $7,898           $71,798
- -----------------------------                    ---------------------------------------------------------------------------


Interest-Bearing Liabilities:
   Deposits:
     Demand                                      $   24,629   $          -     $         -     $         -       $    24,629
     Savings                                          8,555              -               -               -             8,555
     Time deposits, $100,000 and over                 1,569          1,252           1,588               -             4,409
     Other time deposits                              4,388          8,839           5,725              29            18,981
                                                 ---------------------------------------------------------------------------

Total interest-bearing liabilities               $   39,141   $     10,091     $     7,313     $        29       $    56,574
- ----------------------------------               ---------------------------------------------------------------------------

Period gap                                       $  (15,843)  $     16,039     $     7,159     $     7,869       $    15,224
                                                 ===========================================================================

Cumulative gap                                   $  (15,843)  $        196     $     7,355     $    15,224
                                                 =========================================================


Ratio cumulative gap to total
   interest-earning assets                           -22.07%          0.27%          10.24%          21.20%
                                                 ==========================================================

NONINTEREST INCOME

         For the year ended December 31, 1995 noninterest income declined by 6.07% to $752,553. This decline is partially attributable to a 9%, or $66,315, decrease in service charges. The Bank has marketed "Free Checking" in order to increase deposits, to increase name recognition in the community, and at the same time, reduce the cost of funds.


         Noninterest income for the year ended December 31, 1994 was $801,213, a decrease of $57,562 or 6.7% from 1993. The primary reason for this decrease was the loss recognized on the disposition of other real estate owned in the amount of $33,980. In addition, service charges, commissions and fees decreased by $56,060. This reduction is due to an increase in free checking accounts marketed by the Bank. Due to the offering of these accounts, service charges on deposit accounts decreased 5.3%, or $36,000, during 1994.

         Noninterest income for 1993 increased 8.13% or $64,598 from 1992. Service charges, commissions and fees, the largest single item of noninterest income, increased by $34,767 for 1993, up 4.6% from 1992. This increase was due to service charges on demand deposit accounts and fees charged for letters of credit.

NONINTEREST EXPENSE

         Noninterest expense of $2.499 million for the year ended December 31, 1995 was a decrease of 1.9% from 1994. Salaries and employee benefits, the largest single component of noninterest expense, had a slight increase of 4.9% for the year. The Bank was able to maintain a small increase in salaries, as compared to previous years, due to the closing of its Washington Street branch. Management has shifted personnel to other locations to reduce the need for additional staffing during peak periods of operations. Due to deposit insurance rate reductions, FDIC assessments declined by 54% or $81,000, from the previous year. In addition, general insurance decreased by $50,000 due to a new carrier on the general liability policy that offered more competitive rates and an increase in the cash surrender value in excess of premiums paid on the lives of executives. Professional fees increased by $59,000 over the previous year. During 1995, the Corporation has incurred approximately $45,000 additional professional fees associated with the Reorganization that have been expensed as current operating expenses.


         For 1994, noninterest expense increased by $265,821 or 11.65% over 1993. Salaries and employee benefits increased 11% or $132,000 to $1.330 million in 1994 from $1.198 million in 1993. In addition to inflation and merit pay increases, the Board of Directors increased the contribution to the ESOP plan by 38% or $25,000 for the year. Furniture and equipment expense increased 11.71% from $185,400 to $207,114 for the year ended December 31, 1994. Almost 100% of this increase was attributable to increased depreciation due to acquisition of operations equipment. During 1994, FDIC assessments continued to be a significant portion of noninterest expenses increasing by 10.16% to $150,693 from $136,789 during 1993. Other taxes increased 56% or $36,000 due to a change in regulatory guidance in the computation of state and local franchise tax.


         During the year ended December 1993, noninterest expenses increased by 10.8% or $223,000 from $2.058 million during 1992 to $2.281 million in 1993. The majority of the increase was due to an increase in salaries and employee benefits of 15.07% or $156,940 from $1.041 million to $1.198 million. During 1993, the Board of Directors adopted a Cash Incentive Plan for certain employees of the Bank. The Plan set forth predetermined award pools for each group of participants. Under this plan, $74,256 was awarded during 1993. Also attributable to the increase in other expenses in 1993 was $31,000 awarded to the directors under the Cash Incentive Plan.

INCOME TAXES

         The provision for income taxes for the year ended December 31, 1995 was $856,092, a 29.7% increase from the previous year. The increase in the provision was due to the increase in taxable income.


         The income tax provision for the year ended December 31, 1994 was $660,019, up from $566,553 for the year ended December 31, 1993.

LOAN PORTFOLIO

         CBI's loan portfolio is comprised of commercial loans, real estate loans, home equity loans, consumer loans, participation loans with other financial institutions, and other miscellaneous types of credit. The primary markets in which CBI makes loans are generally in areas contiguous to its branch locations in the Cities of Petersburg and Colonial Heights and Chesterfield County. The philosophy is consistent with CBI's focus on providing community-based financial services.



                                                  LOAN PORTFOLIO
                                                                         December 31,
                                   ------------------------------------------------------------------------------------------------
                                              1995                                1994                            1993     ---------
                                   -------------------------------------------------------------------------------------------------
                                                    % to Total                            % to Total                    % to Total
                                        Amount           Loans            Amount               Loans      Amount             Loans
                                   -------------------------------------------------------------------------------------------------
                                                                         (Dollars in thousands)

Commercial                              $6,304           9.39%            $6,702               9.98%         $6,391          9.52%

Real estate construction                   786           1.17%               167               0.26%            189          0.32%

Real estate mortgage:

   Residential (1-4 family)             30,819          45.88%            29,914              47.69%         28,346         49.36%
   Multifamily                               -           0.00%                 -               0.00%            213          0.36%
   Nonfarm, nonresidential              24,896          37.07%            22,185              34.94%         19,190         32.53%
                                   -------------------------------------------------------------------------------------------------
   Real estate mortgage, subtotal       55,715          82.95%            52,099              82.63%         47,749         82.25%
                                   -------------------------------------------------------------------------------------------------
   Real estate, total                   56,501          84.12%            52,266              82.89%         47,938         82.57%
                                   -------------------------------------------------------------------------------------------------
Consumer installment                     4,362           6.49%             4,525               7.13%          4,669          7.91%
                                   -------------------------------------------------------------------------------------------------
   Total loans                          67,167         100.00%            63,493             100.00%         58,998        100.00%
                                                       =======                               =======                       =======

Less unearned income                     1,149                             1,280                              1,228
                                      --------                          --------                           --------
                                       $66,018                           $62,213                            $57,770
                                       =======                           =======                            =======



          The following table shows the maturity of loans outstanding as of December 31, 1995. Also provided are the amounts due after one year classified according to the sensitivity to changes in interest rates. Loans are classified based upon the period in which the payments are due.


                                                    LOAN MATURITY SCHEDULE

                                                                           December 31,1995

                                      ------------------------------------------------------------------------------------
                                                                               Maturing

                                      ------------------------------------------------------------------------------------
                                                              After One
                                            Within            But Within              After
                                           One Year           Five Years            Five Years                Total

                                      ------------------------------------------------------------------------------------
                                                                        (Dollars in thousands)

Commercial                                $  5,274           $     1,030             $        -              $      6,304
Installment                                  1,910                 1,936                      -                     3,846
Real Estate                                 39,423                15,007                  1,438                    55,868
                                      -------------------------------------------------------------------------------------
          Total                           $ 46,607           $    17,973             $    1,438              $     66,018
                                      =====================================================================================

Loans maturing after one year
with:
    Fixed interest rates                                     $    11,604             $        -
    Variable interest rates                                        6,369                  1,438
                                                                  ------                  -----
          Total                                              $    17,973             $    1,438
                                                                  ======                  =====



         As of December 31, 1995, the loan portfolio was $66.018 million, net of unearned income, an increase from the prior year of 6.1% or $3.805 million. Real estate lending continues to be the growth of the portfolio with loans secured by real estate comprising 84.12% of total loans.


         Loans, net of unearned income, were $62.2 million at December 31, 1994, up $4.5 million or 7.8% from $57.7 million at December 31, 1993. The growth in real estate loans, which increased $4.33 million or 9.03%, accounted for 96% of the growth.


         Loans secured by real estate comprise 82.32% of total loans at December 31, 1994 and 82.57% at December 31, 1993.


         The Bank's unfunded loan commitments amounted to $9.451 million as of December 31, 1995, up from $6.4 million at December 31, 1994. This increase is attributable to customer loan demands at a specific point in time. Fixed rate commitments were $4.438 million and $2.593 million as of December 31, 1995 and 1994, respectively. The average rates charged on the fixed rate commitments were 8.5% to 10.5% for the years then ended.

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

         The allowance for loan losses is an estimate of an amount adequate to provide for potential losses in the loan portfolio of the Bank. The level of loan losses is affected by general economic trends, as well as conditions affecting individual borrowers. The allowance is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and the size of the allowance in comparison to peer companies identified by regulatory agencies.


         The provision for loan losses for the year ended December 31, 1995 was $247,000, an increase of $181,000 over the previous year. Management charged income for the provision deemed necessary based on its analysis of the loan portfolio. After reviewing the increase in nonperforming loans and specifically nonaccrual loans, management feels the current year provision increases the allowance for loan losses to the appropriate level to cover potential losses. The Bank had charge-offs, net of recoveries, of $209,412 during 1995, an increase of $260,253 over the previous year. This increase was partially the result of a complete charge-off on one real estate loan in the amount of $103,000 and partial charge-offs on three additional real estate loans in the amount of $85,000.


         The provision for loan losses totaled $66,000 for the year ended December 31, 1994, a decrease of $54,000 from the previous year. The improved economy along with more effective collection efforts permitted the Bank to reduce its provision. This decision was made as a result of management's analysis of the nonperforming loans of $564,000 at December 31, 1994 and the fact that the Bank had net recoveries for the year ended December 31, 1994 of $50,841 as compared to net charge-offs during 1993 of $80,799. After consideration of these factors and the local economy, management recorded a provision for loan loss that it believed would provide coverage for potential losses.


         The provision in 1993 decreased to $120,000 as compared to $371,800 in 1992. The reduction in the 1993 provision was a result of management's belief that the quality of the loan portfolio had improved. This improvement was due to the large charge-offs of the previous year that no longer needed to be reserved for and the relatively low level of nonperforming loans.


         As of December 31, 1995, the allowance for loan losses was $762,479, up from $724,891 at December 31, 1994. The allowance as of December 31, 1994 was up $116,841 over the $608,050 at December 31, 1993. The ratio of the allowance for loan loss to total loans, net of unearned income, has remained relatively constant over the last three years; 1.15% at December 31, 1995, 1.17% at December 31, 1994, and 1.05% at December 31, 1993. It is management's opinion that the allowance for loan losses is adequate to absorb any future losses that may occur.


         The multiple of the allowance for loan losses to nonperforming assets was .48x at December 31, 1995, 1.28x at December 31, 1994 and 2.08x at December 31, 1993. Management continually evaluates nonperforming loans relative to their collateral value and makes appropriate reductions in the carrying value of those loans based on that review.


         Effective January 1, 1995, CBI adopted Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan (as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure). The effect of adopting this new accounting standard was immaterial to the operating results of CBI for the year ended December 31, 1995. Prior financial statements have not been restated to apply the provision of the new standard.


         Under the new accounting standard, a loan is considered to be impaired when it is probable that CBI will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. A loan is not considered impaired if (a) there is an insignificant delay in or shortfall in amounts of payments, or (b) CBI expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay. CBI does not aggregate loans for risk classification.


         The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair market value of the related collateral. For a loan that is not collateral-dependent, the allowance is recorded at the amount by which the outstanding principal balance exceeds the current best estimate of the future cash flows on the loan discounted at the loan's effective interest rate. As of December 31, 1995, CBI had eleven loans with a carrying amount of $427,000 that were considered to be impaired. The amount of impairment based on present value of future cash flows or collateral values, if applicable, was approximately $174,000. The amount provided in the allowance for loan losses for these impaired loans was $174,000. The following table summarizes changes in the allowance for loan losses:


                                              SUMMARY OF LOAN LOSS EXPERIENCE

                                                                                 Years Ended December 31,
                                                          -----------------------------------------------------------
                                                                  1995                  1994                     1993
                                                          -----------------------------------------------------------
                                                                               (Dollars in thousands)

Allowance for loan losses at beginning of year            $        725         $         608             $        569
                                                          ------------------------------------------------------------
Loans charged off:

   Commercial                                             $         26         $           2             $         17
   Installment                                                      19                    42                       36

   Real Estate                                                     199                    18                       69
                                                          -----------------------------------------------------------

     Total                                                $        244         $          62             $        122
                                                          -----------------------------------------------------------


Recoveries of loans previously charged off:

   Commercial                                             $         14         $           6             $         22
   Installment                                            $         12         $           3                       14
   Real Estate                                                       8                   104                        5
                                                          -----------------------------------------------------------

     Total                                                $         34         $         113             $         41
                                                          -----------------------------------------------------------

Net loans recovered (charged off)                         $       (210)        $          51             $        (81)

Provision for loan losses                                          247                    66                      120
                                                          -----------------------------------------------------------

Allowance for loan losses at end of year                  $        762         $         725             $        608
                                                          ===========================================================



Average total loans (net of unearned income)              $     63,650         $     60,737              $     54,793

Total loans (net of unearned income)                      $     66,018         $     62,213              $     57,770

Selected Loan Loss Ratios:

   Net charge-offs to average loans (2)                           0.33%              - 0.08%                     0.15%
   Provisions for loan losses to average loans                     .39%                0.11%                     0.22%
   Provision for loan losses to net charge-offs (2)                118%                -                          148%
   Allowance for loan losses to year-end loans                    1.15%                1.17%                     1.05%
   Loan loss coverage (1)(2)                                      1298%                -                         2180%


- ----------------------

(1) Income before income taxes plus provision for loan losses, divided by net charge-offs.
(2)  Net recoveries for the year.

         A breakdown of the allowance for loan losses is provided in the following table; however, such a breakdown has not historically been maintained by the Bank and management does not believe that the allowance can be fragmented by category with any precision that would be useful to investors. The entire amount of the allowance is available to absorb losses occurring in any category. The allowance is allocated below based on the relative percentage in each category to total loans.


                    COMPOSITION OF ALLOWANCE FOR LOAN LOSSES

                                                                          December 31,

                              ------------------------------------------------------------------------------------
Balance at End of

Period Applicable to:                         1995                                      1994              1993
                              ------------------------------------------------------------------------------------
                                                          % of                            % of               % of
                                                      Loans in                        Loans in           Loans in
                                                          each                            each               each
                                                      category                        category           category
                                                      to total                        to total           to total
                                        Amount           loans        Amount             loans   Amount     loans
                              ------------------------------------------------------------------------------------
                                                                      (Dollars in thousands)

Commercial                             $    72           9.39%        $     72           9.98%   $   58      9.52%

Installment                                 49           6.49%              52           7.13%       48      7.91%

Real Estate                                641          84.12%             601          82.89%      502     82.57%
                              -------------------------------------------------------------------------------------
                                       $   762            100%        $    725            100%   $  608       100%
                              =====================================================================================


         Management has allocated the allowance according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred. The allocation of the allowance as shown in the table above should not be interpreted as an indication that loan losses in future years will occur in the same proportions or that the allocation indicates future loan loss trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories since the total allowance is a general allowance applicable to the entire portfolio.

NONPERFORMING ASSETS
         Total nonperforming assets, which consist of nonaccrual loans, restructured loans, loans 90 days or more past due, and other real estate owned were $1.570 million at December 31, 1995, an increase of $731,000 from one year earlier. Total nonperforming assets were $839,000 at December 31, 1994, an increase of $104,000 over December 31, 1993. Nonperforming loans increased $204,000 during 1993 over 1992.
                                     -112-

                              NONPERFORMING ASSETS

                                                        December 31,
                                            1995          1994           1993

                                                  (Dollars in thousands)

Nonaccrual loans                         $     220      $       4       $      -
Loans contractually past due 90 days
    or more and still accruing                 882            560            292
Troubled debt restructuring                      -              -              -
                                         ---------------------------------------
    Total nonperforming loans            $   1,102      $     564       $    292

Other real estate owned                        468            275            443
                                         ---------------------------------------
  Total nonperforming assets             $   1,570      $     839       $    735
                                         =======================================


Nonperforming assets to period-end
  total loans and other real estate          2.36%          1.32%          1.24%
                                         =======================================

Foregone interest income on
  nonaccrual loans                       $     12       $      2       $      2
                                         =======================================

Interest income recorded on non
  accrual loans during the year          $      8       $       -       $     3
                                         =======================================



    The following table summarizes all nonperforming loans, by loan type as of December 31, 1995:


                               Number
                                 of               Principal
(Dollars in thousands)         Loans               Balance
- ------------------------------------------------------------
Residential mortgage            12               $   1,028
Installment loans                3                      12
Commercial loans                 6                      62
                          ----------------------------------
                                21               $   1,102
                          ----------------------------------


         Loans, including impaired loans, are generally placed in nonaccrual status when loans are delinquent in principal and interest payments greater than 90 days and the loan is not well secured and in process of collection. Accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. As shown in the above table, the Bank does have loans that are contractually past due greater than 90 days that are not in nonaccrual status, however, those loans are still accruing because they are well secured and in the process of collection. A loan is well secured if collateralized by liens on real or personal properly, including securities, that have a realizable value sufficient to discharge the debt in full or by the guarantee of a financially responsible party. Approximately 70% of these loans are collateralized by residential real estate.


         As of December 31, 1995, nonaccrual loans and loans contractually past due greater than 90 days have increased $216,000 and $322,000 over the December 31, 1994 levels, respectively. While the increase is significant, there are only eight loans in nonaccrual status. The largest two loans, $105,000 and $51,000, are mortgage real estate loans secured by residential real estate. In the case of the $105,000 loan, the borrower has entered into a contract to sell the collateral and curtailment for this loan should be forthcoming.

         If foreclosure of property is required, the property is generally sold at a public auction in which CBI may participate as a bidder. If the Bank is the successful bidder, the acquired real estate property is then included in the Bank's real estate owned account until it is sold.

         Management is not aware of any information concerning possible credit problems of borrowers, not otherwise disclosed, that would cause management to have serious doubts about the borrowers' ability to comply with current repayment terms.

INVESTMENT SECURITIES

         The securities portfolio is maintained to manage excess funds in order to provide diversification and liquidity in the overall asset management policy. The maturity of securities purchased are based on the needs of the Bank and current yields and other market conditions.

         Effective January 1, 1994, the Bank adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. This Statement establishes accounting and reporting standards for investments in debt and equity securities that have readily determinable fair values. SFAS No. 115 requires that securities be classified as either Trading, Available-for-Sale or Held-to-Maturity at the time of purchase. The Bank does not buy with the intent of trading and, accordingly, does not maintain a Trading Account. Gains and losses on the sale of securities are determined by the specific identification method.


         Securities are classified as held-to-maturity when management has the positive intent and the Bank has the ability at the time of purchase to hold them until maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount.


         Securities to be held for indefinite periods of time and not intended to be held-to-maturity or on a long-term basis are classified as available-for-sale and accounted for at fair market value on an aggregate basis. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect.


         The book value of the investment portfolio as of December 31, 1995 was $14.111 million compared to $8.568 million at December 31, 1994.


         The following tables show the amortized cost, fair market value, maturity distribution, and yield of the investment portfolio as of December 31, 1995 and 1994:



                              SECURITIES PORTFOLIO
                                                              December 31, 1995
                                            Held-to-Maturity                     Available-for-Sale
                                           Cost         Market                 Cost           Market

                                                            (Dollars in thousands)
Mortgage-backed securities:
  Guaranteed or issued by
    GNMA,FNMA or FHLMC                   12,359          12,407        $       1,583      $     1,612
Other securities                              -               -                  141              141
                                   ------------------------------------------------------------------
                                   $     12,359      $   12,407        $       1,724      $     1,753
                                   ==================================================================


                                                              December 31, 1994
                                            Held-to-Maturity                     Available-for-Sale
                                           Cost         Market                 Cost           Market

                                                              (Dollars in thousands)
Mortgage-backed securities:
  Guaranteed or issued by
    GNMA, FNMA or FHLMC            $      7,599      $    7,104        $       802        $       776
Other securities                              -               -                190                193
                                   ------------------------------------------------------------------
                                   $      7,599      $    7,104        $       992        $       969
                                   ==================================================================


         The maturity distribution, book value, market value, and yield of the total investment securities portfolio at December 31, 1995 and December 31, 1994 are presented as follows:

                                                                December 31, 1995

                                                 Held-to-Maturity                       Available-for-Sale

                                        Book       Market                          Book        Market
                                        Value      Value        Yield              Value       Value     Yield

                                                                (Dollars in thousands)
Within 12 months                    $      -     $       -         -         $         -     $    -         -
Over 1 year through 5 years              452           460      8.75%                  -          -         -
Over 5 years through 10 years          1,125         1,130      7.40%                289        287      7.35%
Over 10 years                         10,782        10,817      7.05%              1,435      1,466      7.08%
                                    ----------------------------------------------------------------------------
                                      12,359        12,407      7.14%        $     1,724    $ 1,753      7.12%
                                    ============================================================================


                                                                December 31, 1994

                                              Held-to-Maturity                          Available-for-Sale

                                        Book       Market                          Book        Market
                                        Value      Value        Yield              Value       Value       Yield
                                                               (Dollars in thousands)

Within 12 months                    $      -     $       -          -        $      -        $      -         -
Over 1 year through 5 years              670           671       8.51%              -               -         -
Over 5 years through 10 years          1,430         1,344       7.61%            366             346      7.45%
Over 10 years                          5,499         5,089       7.08%            626             623      8.22%
                                    ----------------------------------------------------------------------------
                                    $  7,599     $   7,104       7.31%       $    992        $    969      7.87%
                                    ============================================================================


DEPOSITS

         Deposits at December 31, 1995 were $77.214 million, up $9.133 million from 1994, an increase of 13.41%. The growth in deposits was led by the 52.23% increase in certificates of deposit, which increased from $23.390 million at December 31, 1994 to $35.607 million at December 31, 1995. At December 31, 1995, certificates of deposit in excess of $100,000 had grown by $2.524 million, an increase of 57.25% over December 31, 1994 levels.


         Deposits at December 31, 1994 were $68.081 million, a 1.2% decrease from 1993. Certificates of deposit of $100,000 or more decreased by $310,192 from 1993 levels. Similarly, certificates of deposit under $100,000 decreased $1.720 million from 1993 levels. Noninterest-bearing deposits were 16.9% of total deposits at December 31, 1994 compared to 15.46% at December 31, 1993.

                               DEPOSITS ANALYSIS


                                                                          December 31,
                                                    1995                      1994                        1993
                                            ---------------------------------------------------------------------------------
                                                       Average                     Average                      Average
                                            Balance    Rate Paid      Balance      Rate Paid        Balance     Rate Paid
                                                                       (Dollars in thousands)

Noninterest-bearing demand deposits         $ 12,684                  $ 11,507                      $ 10,651
                                            --------                  --------                      --------

Interest-bearing liabilities:

  Money market and NOW accounts               21,514       3.57%        24,629          3.27%         24,792       3.40%
  Savings deposits                             7,409       3.47%         8,555          3.23%          8,052       3.38%
  Time deposits                               28,674       5.60%        18,981          4.85%         20,701       4.78%
  Large denomination deposits                  6,933       6.20%         4,409          4.32%          4,719       5.51%
                                           ----------------------------------------------------------------------------------
Total interest-bearing accounts             $ 64,530       4.65%      $ 56,574          3.89%       $ 58,264       4.10%
                                                        ---------------------------------------------------------------------
    Total deposits                          $ 77,214                  $ 68,081                      $ 68,915
                                            ========                  ========                      ========

                     MATURITY OF CD'S OF $100,000 AND OVER

                                    Within         Three          Six to          Over                        Percent
                                    Three          to Six         Twelve          One                        of Total
                                    Months         Months         Months          Year         Total          Deposit
                                                              (Dollars in thousands)
December 31, 1995                  $ 1,972         $ 1,253        $ 1,022       $ 2,686      $ 6,933            8.98%

CAPITAL RESOURCES

         The adequacy of the Bank's capital is reviewed by management on an ongoing basis with reference to the size, composition and quality of the Bank's asset and liability levels and consistency with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and absorb potential losses.

         The primary source of capital for CBI is internally generated retained earnings. Average stockholders' equity increased 13.11% in 1995 over 1994. Similarly, average stockholders' equity increased 15.89% in 1994 over 1993. The following table highlights certain ratios for the periods indicated:

                          RETURN ON EQUITY AND ASSETS


                                                              Years Ended December 31,
                                                         1995           1994           1993
Income before securities gains and losses to:
   Average total assets                                  1.87%          1.63%           1.46%
   Average stockholders' equity                         17.44%         15.66%          15.26%

Net income to:
   Average total assets                                  1.91%          1.69%           1.48%
   Average stockholders' equity                         17.77%         16.25%          15.49%

Dividend payout ratio (dividends declared
   per share divided by net income per share)           13.06%         13.64%          10.53%

Average stockholders' equity to average
   total assets ratio                                   10.75%         10.38%           9.57%






                       [RETURN ON AVERAGE ASSSETS CHART]
                             1991      1992       1993      1994      1995
RETURN ON AVERAGE ASSETS     1.29%     1.28%      1.48%     1.69%     1.91%





                        [RETURN OF AVERAGE EQUITY CHART]

                             1991      1992       1993      1994      1995
RETURN OF AVERAGE EQUITY     13.71%    13.86%     15.49%   16.25%     17.77%

         The FDIC has adopted capital guidelines to supplement the existing definitions of capital for regulatory purposes and to establish minimum capital standards. Specifically, the guidelines categorize assets and off-balance sheet items into four risk-weighted categories. The minimum ratio of qualifying total capital to risk-weighted assets is 8.0% of which at least 4.0% must be Tier 1 capital, composed of common equity, retained earnings and a limited amount of perpetual preferred stock, less certain goodwill items. The Bank had a ratio of risk-weighted assets to total capital of 16.10% at December 31, 1995 and a ratio of risk-weighted assets to Tier 1 capital of 14.94%. Both of these exceed the capital requirements adopted by the federal regulatory agencies.

                              ANALYSIS OF CAPITAL


                                                               December 31 ,
                                            -------------------------------------------------
                                                 1995             1994             1993
                                            -------------------------------------------------
                                                          (Dollars in thousands)
TIER 1 CAPITAL:
     Common stock                           $    3,450      $    1,710        $    1,710
     Surplus                                         -             989               989
     Retained earnings                           6,645           5,912             4,771
     Unearned ESOP shares                         (330)              -                 -
                                            -------------------------------------------------

         Total Tier 1 Capital               $    9,765      $    8,611        $    7,470
                                            -------------------------------------------------

TIER 2 CAPITAL:
     Allowance for loan losses                     762             725               608
                                            -------------------------------------------------
         Total Tier 2 Capital               $      762      $      725        $      608
                                            -------------------------------------------------

         Total risk-based capital           $   10,527      $    9,336        $    8,078
                                            =================================================

         Risk weighted assets               $   65,377      $   59,523        $   58,279

CAPITAL RATIOS:

     Tier 1 risk-based capital                   14.94%          14.47%            12.82%
     Total risk-based capital                    16.10%          15.68%            13.86%
     Tier 1 capital to average total assets      11.49%          11.07%            10.26%


LIQUIDITY

         Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, investment in Treasury securities, and loans maturing within one year. As a result of the Bank's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Bank maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

         For the year ended December 31, 1995 the Bank provided cash or liquidity from operations in the amount of $1.884 million. This increase in funds in addition to a $9.132 million increase in deposits has given the Bank approximately $10.878 million in funds available for investment during 1995. In determining investment strategies management considers objectives for the composition of the loan and investment portfolio, such as type, maturity distribution, and fixed or variable interest rate characteristics of investment opportunities. Management's use of funds has included the funding of a $4.196 million increase in loan demands and the purchase of $7.918 million of securities. With 75% of the loan portfolio repricing or maturing in the next twelve months the Bank has enough asset liquidity to meet the needs of maturing deposits.

IMPACT OF INFLATION AND CHANGING PRICES

         The consolidated financial statements and related data presented have been prepared in accordance with generally accepted accounting principles, which require the measurement of the financial position and operating results of CBI in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

         Virtually all of the assets of CBI are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as prices of goods and services.

ADOPTION OF ACCOUTING STANDARDS

         The Financial Accounting Standards Board has issued SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The accounting requirements for CBI's financial statements are effective for fiscal years beginning after December 15, 1995. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, CBI will estimate future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an important loss is recognized. Otherwise, an impairment loss is not recognized.


         CBI intends to adopt SFAS No. 121 beginning January 1, 1996, and anticipates no material effect on its results of operations upon the adoption of the financial statements.

           RELATIONSHIP WITH INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

         Mitchell, Wiggins and Company LLP has been The Community Bank's and CBI's independent certified public accountants since 1973 and 1984, respectively. CBI's consolidated financial statements for the year ended December 31, 1995 were examined by Mitchell, Wiggins and Company LLP.


         Although it has not yet selected auditors for the current year, CBI anticipates that Mitchell, Wiggins and Company LLP will be selected as CBI's auditors for 1996. A representative of Mitchell, Wiggins and Company LLP is expected to be present at the Annual Meeting.

                        DESCRIPTION OF CBI CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

         CBI is authorized to issue up to 4,000,000 shares of Common Stock, par value $3.00 per share. CBI had 1,150,000 shares of Common Stock outstanding at March 1, 1996, held by ___ stockholders of record. The following summary description of the capital stock of CBI is qualified in its entirety by reference to the Articles of Incorporation of CBI (the "CBI Articles") and CBI's Bylaws, copies of which are available for inspection as exhibits to the registration statement filed with the Securities and Exchange Commission (the "SEC") in connection with this Joint Proxy Statement.

COMMON STOCK

         The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Subject to certain limitations on the payment of dividends, holders of CBI Common Stock are entitled to receive dividends when and as declared by the CBI Board of Directors from funds legally available therefor.

         All outstanding shares of Common Stock, including the shares offered hereby, are fully paid and non-assessable. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock.

CERTAIN PROVISIONS OF ARTICLES OF INCORPORATION AND BYLAWS

         Provisions with Anti-takeover Implications. A number of provisions of CBI's Articles and Bylaws deal with matters of corporate governance and the rights of stockholders.

         Article 9 of CBI's Articles of Incorporation is intended to provide that a minimum price be offered to CBI's stockholders if another company first acquires 20% of CBI's then-outstanding shares and thereafter seeks to accomplish a combination of the two businesses. It also imposes other restrictions on such a combination intended to benefit stockholders. An overall effect of Article 9 is to render more difficult the accomplishment of mergers or other business combinations after an entity acquires a 20% interest in CBI and to reduce the likelihood that management may be removed or replaced by such a stockholder.
Article 9 affects voting requirements for business combinations only if an entity first acquires a 20% voting interest in CBI.

         Article 9 provides that if an entity that acquires a 20% interest in CBI meets certain standards and follows specified procedures, the customary approval of only two-thirds of CBI's voting stock will be sufficient to authorize a subsequent business combination. If such standards are not met or if such procedures are not complied with, Article 9 requires that nay such business combination be approved by 85% of CBI's voting stock. The term "business combination" as used in Article 9 includes a merger or consolidation, a sale lease or exchange of all or substantially all of CBI's assets, and a plan of share exchange.

         Virginia law generally requires a two-thirds vote to authorize a merger or consolidation of a Virginia corporation with any other corporation or a sale, lease or exchange of all, or substantially all, of a Virginia corporation's assets, or a plan of share exchange.

         It is possible that because of the resulting need to comply with
Article 9 as a precondition to any subsequent business combination, Article 9 will tend to discourage other entities from making a tender offer or takeover bid for less than all of CBI's Common Stock. Management's ability to negotiate favorable employment contracts or other considerations with a company interested in making a tender offer or takeover bid may be enhanced, and management changes which sometimes result from successful takeovers may not occur.

         It is the CBI Board of Director's opinion, however, that with a majority of the Board made up of outside directors, the evaluation of a proposed business combination will not be affected by the pecuniary interests of management. Since a tender offer is usually made at a price somewhat in excess of the then-existing market price, to the extent the tender offers are discouraged, stockholders may be denied the opportunity of selling at the higher price. This possible disadvantage is offset, however, by the benefit provided by
Article 9 to those stockholders who do not accept the tender offer or, having done so, do not have all of their shares taken up.

         As a practical matter, the requirement of an 85% favorable vote probably means that the type of business combination to which Article 9 is addressed could not be accomplished by the person having the 20% of more voting interest, at least while there remains any widely-dispersed public market in CBI's stock. Therefore, any entity gaining a 20% interest in CBI would probably have to abide by the requirements of Article 9 if it expected to accomplish a future business combination. The major requirement of Article 9 imposes a minimum price to be offered remaining stockholders in the case of a future combination with such other entity. However, if the market price of CBI's stock declines due to economic or other factors, a proposed combination that might be favorable to the public stockholders could be prevented because the terms of such combination did not meet the minimum price required by Article 9 to avoid the 85% vote.

         If an entity that has gained a 20% voting interest in CBI should fail to observe the procedures of Article 9, the holders of 15% plus one share of CBI's Common Stock, which could include management and the Board of Directors, would have, in essence a veto power over any merger or other business combination even if the transaction were desired by holders of two-thirds of CBI's shares. Such a veto power could assist existing management in retaining its position. CBI's directors and officers, including the present directors and officers of CBOV would beneficially own or control 644,550 shares of CBI's Common Stock, or approximately 27.89% if the Reorganization had been consummated on December 31, 1995. This is more than the 15% plus one share required to block a merger or other business combination if an 85% vote to approve any such transaction were required.

         CBI's Bylaws provide that a special meeting of stockholders may be called by the Board of Directors or by stockholders together holding at least 25% of the number of shares of stock entitled to vote on the business to be transacted at the meeting. The number of directors provided in the Bylaws cannot be increased by more than two in a 12 month period except by the affirmative vote of holders of 85% of all shares of voting stock. CBI's Articles of Incorporation provide that a director may be removed with or without cause, but only by the affirmative vote of holders of at least 85% of the outstanding shares of CBI Common Stock.

         The foregoing provisions, together with certain provisions of the Virginia SCA (See, "Comparative Rights Of Shareholders - State Anti-Takeover Statutes," below), also could discourage or make more difficult a merger, tender offer or proxy contest, even if they may be favorable to the interests of stockholders, thus depressing the market price of the Common Stock.

         The CBI Articles provide that a director or officer of CBI will be indemnified by CBI against all expense, liabilities and loss reasonably incurred or suffered in connection with service for or on behalf of CBI, except in relation to matters as to which he shall have been finally adjudged to be liable by reason of having been guilty of gross negligence or willful misconduct in the performance of his duties. The CBI Articles also provides that the right of directors and officers to indemnification is not exclusive of any other right under any statute, agreement or otherwise.

                     COMPARATIVE RIGHTS OF SECURITY HOLDERS

GENERAL

         CBI is a Virginia corporation organized as a bank holding company subject to the provisions of the Virginia SCA. CBOV is a Virginia corporation organized as a state bank and also is subject to the provisions of the Virginia SCA. Shareholders of CBOV, whose rights are governed by CBOV's Articles of Incorporation and Bylaws and by the Virginia SCA, will become shareholders of CBI upon consummation of the Reorganization. The rights of such shareholders as shareholders of CBI will then be governed by the Articles of Incorporation and Bylaws of CBI and by the Virginia SCA.

         Except as set forth below, there are no material differences between the rights of a CBOV shareholder under its Articles and Bylaws and under the Virginia SCA, on the one hand, and the rights of a CBI shareholder under the Articles of Incorporation and Bylaws of CBI and under the Virginia SCA, on the other hand. This summary is qualified in its entirety by reference to the Articles of Incorporation and Bylaws of CBOV and to the Virginia SCA and the Articles of Incorporation and Bylaws of CBI and the Virginia SCA.

AUTHORIZED CAPITAL

         CBOV. CBOV's Articles of Incorporation (the "CBOV Articles") authorize the issuance of up to 1,500,000 shares of CBOV Common Stock, par value $3.50 per share, of which ________ shares were issued and outstanding as of April __, 1996. CBOV is not authorized to issue shares of preferred stock.


         CBI. CBI is authorized to issue 4,000,000 shares of Common Stock, par value $3.00 per share, of which 1,160,000 shares were issued and outstanding as of April __, 1996. See "Description of CBI Capital Stock" for additional information.

AMENDMENT OF ARTICLES OF INCORPORATION OR BYLAWS

         The Virginia SCA provides that an amendment to a corporation's articles of incorporation must be approved by each voting group entitled to vote on the proposed amendment. Under Virginia law, an amendment to the corporation's articles of incorporation must be approved by more than two-thirds of all votes entitled to be cast by that voting group. However, the corporation's articles of incorporation may require a greater vote or a lesser vote, which may not be not less than a majority, by each voting group entitled to vote on the transaction. A corporation's board of directors may require a greater vote.

         CBOV. The CBOV Articles do not address amendments, so CBOV is governed by the provisions of the Virginia SCA. Accordingly, amendments to CBOV's Articles of Incorporation must be approved by more than two-thirds of all votes entitled to be cast by each voting group.

         CBOV's Bylaws may be amended by a majority of the directors then holding office at a meeting which was properly called and at which a quorum is present. Also, under Virginia law, the Bylaws may be amended by action of the majority of the shareholders.

         CBI. The CBI Articles provide that an amendment of the CBI Articles may be approved by a majority of the shares of CBI Common Stock issued and outstanding, except that under certain circumstances an affirmative vote of at least 85% of all the shares entitled to vote is required in order to amend certain provisions of the Articles. The provisions that require such a super-majority vote relate to amendments pertaining to business combinations with affiliates, removal of directors, increasing the size of the Board of Directors, and the abolition of cumulative voting. Such super-majority voting requirements do not apply to any amendment that is unanimously recommended by the Board of Directors at a time when no entity owns or proposes to acquire 20% or more of the CBI voting stock.

         CBI's Bylaws may be amended by a majority vote of the directors in office or by the affirmative vote of holders of a majority of the shares CBI Common Stock.

SIZE AND CLASSIFICATION OF BOARD OF DIRECTORS

         CBOV. CBOV's Bylaws provide that its Board of Directors shall consist of no more than 11 or fewer than five individuals. Under Virginia banking laws a majority of the directors must be residents of Virginia and each director must own CBOV stock having a book value of not less than $5,000. Directors are elected at each annual meeting of shareholders.

         CBI. CBI's Bylaws provide for a board of directors consisting of ten individuals. The Board of Directors is divided into three classes, only one class of which is elected each year for a three year term. Directors serve until their successors are elected and qualified.

VACANCIES AND REMOVAL OF DIRECTORS

         CBOV. CBOV's Bylaws provide that any vacancy on the board of directors may be filled by an election by the active board members. CBOV's Bylaws provide that shareholders may remove directors with or without cause at a special meeting of shareholders.

         CBI. CBI's Articles provide that vacancies on the board of directors may be filled by a majority vote of the directors then in office. Directors so elected shall hold office until the next annual meeting of shareholders at which the term of office of the class to which they have been elected expires and until such director's successor is elected and qualified. CBI's Articles provide that a director may be removed, with or without cause, but only by the affirmative vote of the holders of at least 85% of the outstanding shares of CBI Common Stock.

DIRECTOR LIABILITY AND INDEMNIFICATION

         The Virginia SCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (1) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director; or (2) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the Virginia SCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

         CBOV's Articles of Incorporation provide that the liability of a director or officer to CBOV or its stockholders for monetary damages arising out of any transaction, occurrence or course of conduct shall be limited to one hundred dollars.

         CBOV. CBOV's Articles of Incorporation provide that each present or former director and officer of the corporation shall be indemnified by the corporation to the full extent permitted and in the manner prescribed by the Virginia SCA. The Articles also require CBOV to pay for or reimburse reasonable expenses incurred in advance of final determination or other disposition of a proceeding if the applicant furnishes to the corporation a written statement of his good faith belief that indemnity will be due to him and the applicant furnishes to the corporation a written undertaking to repay the advance if it is ultimately determined that he did not meet the standard required, and a determination is made that facts then known would not preclude indemnification.

         CBI. The CBI Articles provide that each director and officer shall be indemnified against liabilities imposed on or asserted against him by reason of having been a director or officer and against all expenses reasonably incurred by him in connection therewith, except in relation to matters as to which he is finally adjudged to be liable by reason of having been guilty of gross negligence or willful misconduct in the performance of his duties. In the event of any other judgment or in the event of a settlement, indemnification shall be made only if CBI shall be advised, in the case none of the persons involved shall be or have been a director, by the Board of Directors, and otherwise by independent counsel to be appointed by the Board of Directors that in its or his opinion such director or officer was not guilty of gross negligence or willful misconduct in the performance of his duties and, in the event of settlement, that such settlement was, or is still to be made is, in the best interest of CBI. The right of indemnification provided in the CBI articles is not exclusive of any other rights to which the director may be entitled by Virginia law or otherwise.

SPECIAL MEETINGS OF SHAREHOLDERS

         CBOV. CBOV's Bylaws provide that special meetings of shareholders may be held on the call of the President, the secretary, a majority of the Board of Directors or by shareholders holding at least 10% of all shares entitled to vote at the meeting.

         CBI. CBI's Bylaws provide that special meetings of the shareholders may be called by the Board of Directors or by stockholders together holding at least 25% of the number of shares of stock entitled to vote on the business to be transacted at the meeting.

DIRECTOR NOMINATIONS

         The Bylaws of neither CBI nor CBOV prescribe procedures for directors' nominations.

SHAREHOLDER PROPOSALS

         The Articles of Incorporation and Bylaws of neither CBI nor CBOV contain any requirements relating to the timing or content of shareholder proposals for shareholder votes.

SHAREHOLDER VOTING RIGHTS IN GENERAL

         The Virginia SCA generally provides that shareholders do not have cumulative voting rights unless those rights are provided in the corporation's articles. The Virginia SCA requires the approval of a majority of a corporation's board of directors and the holders of more than two-thirds of all the votes entitled to be cast by each voting group entitled to vote on any plan of merger or consolidation, plan of share exchange or sale of substantially all of the assets of a corporation not in the ordinary course of business. The Virginia SCA also specifies additional voting requirements for Affiliated Transactions which are discussed below under "State Anti-Takeover Statutes."

         CBOV. CBOV's Articles of Incorporation do not provide shareholders cumulative voting rights for the election of directors. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock.

         CBI.  See "Description of CBI Capital Stock - Common Stock."

STATE ANTI-TAKEOVER STATUTES

         The Virginia SCA restricts transactions between a corporation and its affiliates and potential acquirors. The summary below is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions, and is qualified in its entirety by reference to the statutory provisions contained in the Virginia SCA. Because both CBI and CBOV are Virginia corporations, the provisions of the Virginia SCA described below apply to CBI and CBOV and will continue to apply to CBI after the Reorganization.

         AFFILIATED TRANSACTIONS. The Virginia SCA contains provisions governing "Affiliated Transactions," found at Sections 13.1-725 - 727.1 of the Virginia SCA. Affiliated Transactions include certain mergers and share exchanges, certain material dispositions of corporate assets not in the ordinary course of business, any dissolution of a corporation proposed by or on behalf of an Interested Shareholder (as defined below), and reclassifications, including reverse stock splits, recapitalizations or mergers of a corporation with its subsidiaries, or distributions or other transactions which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Virginia SCA, an Interested Shareholder is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

         Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, any Affiliated Transaction must be approved by the affirmative vote of holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the Disinterested Directors (as defined below). A Disinterested Director is defined in the Virginia SCA as a member of a corporation's board of directors who (i) was a member before the later of January 1, 1988 or the date on which an Interested Shareholder became an Interested Shareholder and (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the corporation's board of directors. At the expiration of the three year period after a shareholder becomes an Interested Shareholder, these provisions require approval of the Affiliated Transaction by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the Interested Shareholder.

         The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the higher of: the highest per share price for their shares as was paid by the Interested Shareholder for his or its shares, or the fair market value of the shares. The fair price requirements also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the interested Shareholder, unless approved by a majority of the Disinterested Directors.

         None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder who has been an Interested Shareholder continuously since the effective date of the statute (January 26, 1988) or who became an Interested Shareholder by gift or inheritance from such a person or whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Disinterested Directors of the corporation.

         These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the Virginia SCA provides that by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. CBOV has not adopted such an amendment. Currently, no shareholder of CBOV owns or controls 10% or more of CBOV Common Stock, and there are no Interested Shareholders as defined by the Virginia SCA.

         CONTROL SHARE ACQUISITIONS. The Virginia Control Share Acquisitions statute, found at Sections 13.1-728 - 728.8 of the Virginia SCA, also is designed to afford shareholders of a public company incorporated in Virginia protection against certain types of non-negotiated acquisitions in which a person, entity or group ("Acquiring Person") seeks to gain voting control of that corporation. With certain enumerated exceptions, the statute applies to acquisitions of shares of a corporation which would result in an Acquiring Persons ownership of the corporation's shares entitled to vote in the election of directors falling within any one of the following ranges: 20% to 33-1/3%, 33-1/3% to 50% or 50% or more (a "Control Share Acquisition"). Shares that are the subject of a Control Share Acquisition ("Control Shares") will not be entitled to voting rights unless the holders of a majority of the "Disinterested Shares" vote at an annual or special meeting of shareholders of the corporation to accord the Control Shares with voting rights. Disinterested Shares do not include shares owned by the Acquiring Person or by officers and inside directors of the target company. Under certain circumstances, the statute permits an Acquiring Person to call a special shareholders' meeting for the purpose of considering granting voting rights to the holders of the Control Shares. As a condition to having this matter considered at either an annual or special meeting, the Acquiring Person must provide shareholders with detailed disclosures about his identity, the method and financing of the Control Share Acquisition and any plans to engage in certain transactions with, or to make fundamental changes to, the corporation, its management or business. Under certain circumstances, the statute grants dissenters' rights to shareholders who vote against granting voting rights to the Control Shares. The Virginia Control Share Acquisitions statute also enables a corporation to make provisions for redemption of Control Shares with no voting rights. A corporation may opt-out of the statute, which CBOV has not done, by so providing in its articles of incorporation or bylaws. Among the acquisitions specifically excluded from the statute are acquisitions which are a part of certain negotiated transactions to which the corporation is a party and which, in the case of mergers or share exchanges, have been approved by the corporation's shareholders under other provisions of the Virginia SCA.

DISSENTERS' RIGHTS

         The provisions of Article 15 of the Virginia SCA provide shareholders of Virginia corporations certain rights of appraisal or dissent, for payment of the fair value of their shares in the event of mergers, consolidations and certain other corporate transactions. The Virginia SCA provides dissenters' rights in a share exchange only to the acquired corporation, and not the acquiring corporation. Therefore, the shareholders of CBOV have dissenters' rights and may exercise that right and obtain payment of the fair value of their shares upon compliance and in accordance with the provisions of Article 15 of the Virginia SCA.

                           SUPERVISION AND REGULATION

         Banks and their holding companies are extensively regulated entities. CBI is currently a holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). CBI's sole subsidiary is The Community Bank, a Virginia chartered bank which is subject to supervision and regulation by the Federal Reserve and the Bureau of Financial Institutions of the State Corporation Commission of the State of Virginia (the "SCC"). CBOV is a Virginia chartered bank regulated principally at the federal level by the Federal Reserve and at the state level by the SCC. The regulatory oversight of CBOV and CBI will not change as a result of the Reorganization.

         The regulatory discussion is divided into two major subject areas. First, the discussion addresses the general regulatory considerations governing bank holding companies. This focuses on the primary regulatory considerations applicable to CBI as a bank holding company. Second, the discussion addresses the general regulatory provisions governing depository institutions. This focuses on the regulatory considerations of The Community Bank and CBOV.

         The discussion below is only a summary of the principal laws and regulations that comprise the regulatory framework before and after the Reorganization. The descriptions of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, do not purport to be complete and are qualified in their entirety by reference to applicable laws and regulations.

BANK HOLDING COMPANIES

         As a result of the Reorganization, CBOV will become a subsidiary of CBI. The Federal Reserve has jurisdiction under the BHC Act to approve any bank or nonbank acquisition, merger or consolidation proposed by a bank holding company. The BHC Act generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity which is so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

         Formerly the BHC Act prohibited the Federal Reserve from approving an application from a bank holding company to acquire shares of a bank located outside the state in which the operations of the holding company's banking subsidiaries are principally conducted, unless such an acquisition was authorized by statute of the state where the bank whose shares were to be acquired was located. However, under federal legislation enacted in 1994, the restriction on interstate acquisitions was abolished, effective September 1995. A bank holding company from any state now may acquire banks and bank holding companies located in any other state, subject to certain conditions, including nationwide and state imposed concentration limits. Banks also will be able to branch across state lines by acquisition, merger or de novo, effective June 1, 1997 (unless state law would permit such interstate branching at an earlier date), provided certain conditions are met, including that applicable state law must expressly permit such interstate branching.

         There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries that are designed to reduce potential loss exposure to the depositors of the depository institutions and to the FDIC insurance fund. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the Bank Insurance Fund ("BIF"). The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

         Banking laws also provide that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholder. This provision would give depositors a preference over general and subordinated creditors and stockholders in the event a receiver is appointed to distribute the assets of any bank subsidiaries.

CERTAIN REGULATORY CONSIDERATIONS AFFECTING CBI

         Regulatory Capital Requirements

         All financial institutions are required to maintain minimum levels of regulatory capital. The federal bank regulatory agencies have established substantially similar risked based and leverage capital standards for financial institutions they regulate. These regulatory agencies also may impose capital requirements in excess of these standards on a case-by-case basis for various reasons, including financial condition or actual or anticipated growth. Under the risk-based capital requirements of these regulatory agencies, The Community Bank and CBOV are required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least half of the total capital is required to be "Tier 1 capital", which consists principally of common and certain qualifying preferred shareholders' equity, less certain intangibles and other adjustments. The remainder ("Tier 2 capital") consists of a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments) and a limited amount of the general loan loss allowance. The Tier 1 and total capital to risk-weighted asset ratios of The Community Bank and CBOV on a pro forma combined basis following the Reorganization as of December 31, 1995 are 14.06% and 15.15%, exceeding the minimums required. Based upon the applicable Federal Reserve regulations, at December 31, 1995, CBI, The Community Bank and CBOV would be considered "well capitalized". (See the "Capital Ratios" table in this section below.)


         In addition, the federal regulatory agencies have established a minimum leverage capital ratio (Tier 1 capital to tangible assets). These guidelines provide for a minimum leverage capital ratio of 3% for banks and their respective holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. All other institutions are expected to maintain a leverage ratio of at least 100 to 200 basis points above that minimum. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. The pro forma leverage ratio of CBI and CBOV as of December 31, 1995, was 10.33%, which is well above the minimum requirements.

         Each federal regulatory agency is required to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. The Federal Reserve and the FDIC have jointly solicited comments on a proposed framework for implementing the interest rate risk component of the risk-based capital guidelines. Under the proposal, an institution's assets, liabilities, and off-balance sheet positions would be weighed by risk factors that approximate the instruments' price sensitivity to a 100 basis point change in interest rates. Institutions with interest rate risk exposure in excess of a threshold level would be required to hold additional capital proportional to that risk. In 1994, the federal bank regulatory agencies solicited comments on a proposed revision to the risk-based capital guidelines to take account of concentration of credit risk and the risk of nontraditional activities. The revision proposed to amend each agency's risk- based capital standards by explicitly identifying concentration of credit risk and the risk arising from nontraditional activities, as well as an institution's ability to manage those risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The proposal was adopted as a final rule by the federal bank regulatory agencies and subsequently became effective on January 17, 1995. CBI and CBOV do not expect the final rule to have a material impact on their respective capital requirements; however, the Federal regulatory agencies may, as an integral part of their examination process, require either CBI or CBOV to provide additional capital based on such agency's judgments of information available at the time of examination.

         The following table summarizes the minimum regulatory and current capital ratios for CBI, on a consolidated basis, and CBOV at December 31, 1995, and also the pro forma combined capital ratios as of December 31, 1995.


                                 CAPITAL RATIOS


                                    REGULATORY            CBI             CBOV           PRO FORMA COMBINED
                                     MINIMUM            CURRENT          CURRENT             CBI AND CBOV
Risk-based capital (1)
   Tier 1 (2)(4)...............       4.00%              14.94%           12.85%                  14.06%
   Total (2)(4)................       8.00%              16.10%           13.84%                  15.15%
Leverage (2)(3)(4)                    3.00%              11.49%            9.11%                  10.33%
Total shareholders' equity
   to total assets.............        N/A               11.10%            8.38%                   9.87%


(1) The pro forma risk-based capital ratios have been computed using pro forma combined historical data for CBI and CBOV at December 31, 1995.

(2) Risk-based capital ratios and leverage ratios are applicable only to CBI and CBOV.

(3) Leverage ratio is calculated by Tier 1 capital as a percentage of quarterly period end assets.


(4) Calculated in accordance with the OTS's and Federal Reserve's capital rules, with adjustment for net unrealized depreciation on securities available for sale.

         Limits on Dividends and Other Payments

         Certain state law restrictions are imposed on distributions of dividends to shareholders of CBI. CBI shareholders are entitled to receive dividends as declared by the CBI Board of Directors. However, no such distribution may be made if, after giving effect to the distribution, it would not be able to pay its debts as they become due in the usual course of business or its total assets would be less than its total liabilities. There are similar restrictions with respect to stock repurchases and redemptions.

         CBOV and The Community Bank are subject to legal limitations on capital distributions including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is used in the statute). For all state member banks of the Federal Reserve seeking to pay dividends, the prior approval of the applicable Federal Reserve Bank is required if the total of all dividends declared in any calendar year will exceed the sum of the bank's net profits for that year and its retained net profits for the preceding two calendar years. Federal law also generally prohibits a depository institution from making any capital distribution (including payment of a dividend or payment of a management fee to its holding company) if the depository institution would thereafter fail to maintain capital above regulatory minimums. Federal Reserve Banks are also authorized to limit the payment of dividends by any state member bank if such payment may be deemed to constitute an unsafe or unsound practice. In addition, under Virginia law no dividend may be declared or paid that would impair a Virginia chartered bank's paid-in capital. The Virginia SCC has general authority to prohibit payment of dividends by a Virginia chartered bank if it determines that the limitation is in the public interest and is necessary to ensure the bank's financial soundness.

         Following the consummation of the Reorganization, most of the revenues of CBI and CBI's ability to pay dividends to its shareholders will depend on dividends paid to it by The Community Bank and CBOV. Based on The Community Bank's and CBOV's current financial conditions, CBI expects that the above-described provisions will have no impact on CBI's ability to obtain dividends from The Community Bank or CBOV or on CBI's ability to pay dividends to its shareholders.

THE DEPOSITORY INSTITUTIONS

         In addition to the regulatory provisions regarding holding companies addressed above, The Community Bank and CBOV are subject to extensive regulation as well. The following discussion addresses certain primary regulatory considerations affecting The Community Bank and CBOV.

         CBOV and The Community Bank are regulated extensively under both federal and state law. CBOV and The Community Bank each is organized as a Virginia chartered banking corporation and is regulated and supervised by the Bureau of Financial Institutions of the Virginia SCC. As members of the Federal Reserve System as well, CBOV and The Community Bank each is regulated and supervised by the Federal Reserve Bank of Richmond. The Virginia SCC and the Federal Reserve Bank of Richmond conduct regular examinations of CBOV and The Community Bank, reviewing such matters as the adequacy of loan loss reserves, quality of loans and investments, management practices, compliance with laws, and other aspects of their operations. In addition to these regular examinations, CBOV and The Community Bank must furnish the Virginia SCC and the Federal Reserve with periodic reports containing a full and accurate statement of its affairs. Supervision, regulation and examination of banks by these agencies are intended primarily for the protection of depositors rather than shareholders.

Insurance of Accounts, Assessments and Regulation by the FDIC

         The Community Bank's and CBOV's deposits are insured up to $100,000 per insured depositor (as defined by law and regulation) through the BIF. The BIF is administered and managed by the FDIC. As insurer, the FDIC is authorized to conduct examinations of and to require reporting by BIF-insured institutions. The actual assessment to be paid by each BIF member is based on the institution's assessment risk classification and whether the institution is considered by its supervisory agency to be financially sound or to have supervisory concerns. In 1995, deposit insurance assessments paid by CBOV and The Community Bank were $65,123 and $69,734, respectively.

         The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution, including The Community Bank or CBOV, if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. Management is aware of no existing circumstances that could result in termination of The Community Bank's or CBOV's deposit insurance.

Other Safety and Soundness Regulations

         The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," as such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies.

         In addition, FDIC regulations require that management report on the institution's responsibility to prepare financial statements, and to establish and to maintain an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness; and that independent auditors attest to and report separately on assertions in management's reports concerning compliance with such laws and regulations, using FDIC-approved audit procedures.

         Each of the federal banking agencies also must develop regulations addressing certain safety and soundness standards for insured depository institutions and depository institution holding companies, including compensation standards, operational and managerial standards, asset quality, earnings and stock valuation. The federal banking agencies have issued a joint notice of proposed rulemaking, which requested comment on the implementation of these standards. The proposed rule sets forth general operational and managerial standards in the areas of internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. The proposal contemplates that each federal agency would determine compliance with these standards through the examination process, and if necessary to correct weaknesses, require an institution to file a written safety and soundness compliance plan. CBI has not yet determined the effect that the proposed rule would have on its operations and the operations of its depository institution subsidiary if it is enacted substantially as proposed.

Community Reinvestment

         The requirements of the Community Reinvestment Act ("CRA") affect both The Community Bank and CBOV. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility. To the best knowledge of The Community Bank and CBOV, each is meeting its obligations under the CRA. The CRA rating of CBOV is "satisfactory," and the CRA rating of The Community Bank is "satisfactory."

                   PRO FORMA CONDENSED FINANCIAL INFORMATION
                                  (UNAUDITED)

PRO FORMA CONDENSED BALANCE SHEETS

         The following unaudited pro forma condensed balance sheets combines the consolidated historical balance sheets CBI and the historical balance sheets of CBOV on the assumption that the Reorganization had been effective as of December 31, 1995 and 1994, giving effect to the transaction on a pooling of interests accounting basis. These unaudited pro forma condensed balance sheets should be read in conjunction with the consolidated historical financial statements of CBI and the historical financial statements of CBOV, including the respective notes thereto, included elsewhere in this Joint Proxy Statement or in documents delivered herewith or incorporated herein by reference. See "Available Information."

COMMUNITY BANKSHARES INCORPORATED AND COMMERCE BANK OF VIRGINIA

PRO FORMA CONDENSED BALANCE SHEET
AS OF DECEMBER 31, 1995


                                                                                                  PRO FORMA          PRO FORMA
ASSETS                                                        CBI               CBOV           ADJUSTMENTS         COMBINED
Cash and due from banks                              $     3,636,524       $ 3,971,894                         $   7,608,418
Federal funds sold                                         2,281,000         3,763,000                             6,044,000
                                                     -----------------------------------------------------------------------
   TOTAL CASH AND CASH EQUIVALENTS                         5,917,524         7,734,894                -           13,652,418

Investment securities:
  Available for sale                                       1,752,646         9,222,655                            10,975,301
  Held to maturity (approximate market value,             12,358,741        10,923,360                            23,282,101
   $23,430,785)
  Loans, net                                              65,255,723        42,149,438                           107,405,161
  Bank premises and equipment, net                         1,024,856         1,823,125                             2,847,981
  Accrued interest receivable                                518,555           463,719                               982,274
  Other assets                                             1,308,682           623,200                             1,931,882
                                                     -----------------------------------------------------------------------
                                                     $    88,136,727       $72,940,391        $       -        $ 161,077,118
                                                     =======================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY

  Deposits:
   Demand deposits                                   $    12,683,516       $10,848,734                            23,532,250
   Interest bearing demand deposits                       21,514,060        19,054,387                            40,568,447
   Savings deposit                                         7,409,280        16,978,183                            24,387,463
   Time deposits, $100,000 and over                        6,932,820         4,047,014                            10,979,834
   Other time deposits                                    28,673,838        15,429,259                            44,103,097
                                                     --------------------------------------------------------- -------------
                                                          77,213,514        66,357,577                  -        143,571,091
  Accrued interest payable                                   417,782            72,042                               489,824
  Other liabilities                                          391,644           402,138                               793,782
  Guaranteed debt of Employee
    Stock Ownership Trust                                    330,000                 -                               330,000
                                                     --------------------------------------------------------- -------------
                                                          78,352,940        66,831,757                  -        145,184,697
                                                     --------------------------------------------------------- -------------

Commitments and Contingencies

Stockholders' Equity
  Capital stock, par value $3                              3,450,000                 -           2,111,925         5,561,925
  Capital stock, par value $3.50                                   -         1,754,424          (1,754,424)                -
  Surplus                                                          -         2,045,823            (357,501)        1,688,322
  Retained earnings                                        6,645,036         2,240,940                             8,885,976
  Net unrealized gain on available for sale
   securities, net of tax                                     18,751            67,447                                86,198
                                                     --------------------------------------------------------- -------------
                                                          10,113,787         6,108,634                  -         16,222,421

  Unearned ESOP shares                                      (330,000)                -                              (330,000)
                                                     --------------------------------------------------------- -------------
                                                           9,783,787         6,108,634                  -         15,892,421
                                                     --------------------------------------------------------- -------------
                                                     $    88,136,727     $  72,940,391        $         -       $161,077,118
                                                     ======================================================================

See Notes to Pro Forma Consolidated Financial Information.

COMMUNITY BANKSHARES INCORPORATED AND COMMERCE BANK OF VIRGINIA
PRO FORMA CONDENSED BALANCE SHEET
AS OF DECEMBER 31, 1994

                                                                                                 PRO FORMA         PRO FORMA
ASSETS                                                        CBI             CBOV               ADJUSTMENTS       COMBINED
Cash and due from banks                              $      3,709,432      $ 4,982,284                         $  8,691,716
Federal funds sold                                          1,017,000                -                            1,017,000
                                                     ----------------------------------------------------------------------
   TOTAL CASH AND CASH EQUIVALENTS                          4,726,432        4,982,284                   -        9,708,716

Investment securities:

  Available for sale                                          969,213                -                              969,213
  Held to maturity (approximate market value,               7,598,690       15,164,608                           22,763,298
   $21,769,000)
  Loans, net                                               61,488,230       38,801,575                          100,289,805
  Bank premises and equipment, net                          1,167,973        1,461,589                            2,629,562
  Accrued interest receivable                                 371,809          432,102                              803,911
  Other assets                                              1,040,781          243,544                            1,284,325
                                                     ----------------------------------------------------------------------
                                                     $     77,363,128      $61,085,702         $         -     $138,448,830
                                                     ======================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY

  Deposits:

   Demand deposits                                   $     11,506,655      $ 9,019,064                           20,525,719
   Interest bearing demand deposits                        24,628,724       11,985,232                           36,613,956
   Savings deposit                                          8,555,392       20,803,498                           29,358,890
   Time deposits, $100,000 and over                         4,408,657        2,293,766                            6,702,423
   Other time deposits                                     18,981,366       11,709,965                           30,691,331
                                                     ----------------------------------------------------------------------
                                                           68,080,794       55,811,525                   -      123,892,319
 Federal funds purchased                                            -          793,000                              793,000
  Accrued interest payable                                    335,439           37,346                              372,785
  Other liabilities                                           351,095          185,118                              536,213
                                                     ----------------------------------------------------------------------
                                                           68,767,328       56,826,989                   -      125,594,317
                                                     ----------------------------------------------------------------------

Commitments and Contingencies

Stockholders' Equity
  Capital stock, par value $3                               1,710,000                -           1,816,830        3,526,830
  Capital stock, par value $3.50                                    -        1,509,281          (1,509,281)               0
  Surplus                                                     988,932        1,240,352            (307,549)       1.921,735
  Retained earnings                                         5,911,858        1,509,080                            7,420,938
  Net unrealized losses on available for sale
   securities, net of tax                                     (14,990)               -                   -          (14,990)
                                                     ----------------------------------------------------------------------
                                                            8,595,800        4,258,713                   -       12,854,513
                                                     ----------------------------------------------------------------------

                                                     $     77,363,128      $61,085,702         $         -     $138,448,830
                                                     ======================================================================

See Notes to Pro Forma Consolidated Financial Information.

PRO FORMA CONDENSED STATEMENTS OF INCOME

         The following unaudited pro forma condensed statements of income for the three years ended December 31, 1995 present the combined statements of income of CBI and CBOV assuming that CBI and CBOV were combined at the beginning of each period presented on a pooling of interests accounting basis. These unaudited pro forma condensed statements of income should be read in conjunction with the consolidated historical financial statements of CBI and the historical financial statements of CBOV, including the respective notes thereto, included elsewhere in this Joint Proxy Statement or in documents derived herewith or incorporated herein by reference.

         The pro forma information is not necessarily indicative of the results of operations that would have resulted had the Reorganization been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations of future periods.

COMMUNITY BANKSHARES INCORPORATED AND COMMERCE BANK OF VIRGINIA

PRO FORMA CONDENSED STATEMENTS OF INCOME
YEAR ENDING DECEMBER 31, 1995


                                                                                                 PRO FORMA         PRO FORMA
                                                              CBI               CBOV             ADJUSTMENTS       COMBINED
Interest income:

Interest and fees on loans                           $      6,355,812     $  4,207,636    $                    $ 10,563,448
  Interest on investment securities:
  U.S. Government agencies and corporations                   724,658          837,331                            1,561,989
  Other securities                                              5,504          127,099                              132,603
  States and political subdivisions                                 -           47,513                               47,513
  Interest on federal funds sold and securities
  purchased under agreements to resell                        276,189          100,392                              376,581
                                                            ---------------------------------------------------------------
    TOTAL INTEREST INCOME                                   7,362,163        5,319,971                           12,682,134
                                                            ---------------------------------------------------------------

Interest expense:
  Interest on deposits                                      2,883,527        2,197,051                            5,080,578
  Interest on federal funds purchased and securities
   sold under agreements to repurchase                          6,465           10,159                               16,624
                                                            ---------------------------------------------------------------
    TOTAL INTEREST EXPENSE                                  2,889,992        2,207,210                            5,097,202
                                                            ---------------------------------------------------------------

    NET INTEREST INCOME                                     4,472,171        3,112,761                            7,584,932

Provision for loan losses                                     247,000          195,000                              442,000
                                                            ---------------------------------------------------------------
    NET INTEREST INCOME AFTER PROVISION
      FOR LOAN LOSSES                                       4,225,171        2,917,761                            7,142,932
                                                            ---------------------------------------------------------------

Other income:
  Service charges, commissions and fees                       672,042          305,346                              977,388
  Security gains (losses)                                      29,763                                                29,763
  Other operating income                                       50,748           76,698                              127,446
                                                            ---------------------------------------------------------------
    TOTAL OTHER INCOME                                        752,553          382,044                            1,134,597
                                                            ---------------------------------------------------------------

Other expenses:
  Salaries and employee benefits                            1,395,308        1,279,469                            2,674,777
  Net occupancy expense                                       138,535          157,950                              296,485
  Furniture and equipment expense                             193,786          129,296                              323,082
  Other operating expense                                     771,007          633,624                            1,404,631
                                                            ---------------------------------------------------------------
    TOTAL OTHER EXPENSES                             $      2,498,636     $  2,200,339                         $  4,698,975
                                                            ---------------------------------------------------------------

    INCOME BEFORE INCOME TAXES                       $      2,479,088     $  1,099,466                         $  3,578,554

Income taxes                                                  856,092          367,800                            1,223,892
                                                            ---------------------------------------------------------------
    NET INCOME                                       $      1,622,996     $    731,666                         $  2,354,662
                                                            ===============================================================

Earnings per share (based on 1,208,672
shares outstanding CBI; 459,239 shares
outstanding CBOV)                                    $           1.34     $       1.60                         $       1.27
                                                     ======================================================================
Earnings per share (based on 1,208,672
shares outstanding CBI; 459,239 shares
outstanding CBOV), assuming full dilution            $           1.34     $       1.60                         $       1.27
                                                     ======================================================================

See Notes to Pro Forma Consolidated Financial Information.

COMMUNITY BANKSHARES INCORPORATED AND COMMERCE BANK OF VIRGINIA

PRO FORMA CONDENSED STATEMENTS OF INCOME
YEAR ENDING DECEMBER 31, 1994

                                                                                                 PRO FORMA         PRO FORMA
                                                              CBI               CBOV             ADJUSTMENTS       COMBINED
Interest income:
Interest and fees on loans                             $    5,347,803     $  3,266,997     $                   $  8,614,800
  Interest on investment securities:
  U.S. Government agencies and corporations                   630,802          605,141                            1,235,943
  Other securities                                              8,282          149,183                              157,465
  States and political subdivisions                                 -           64,655                               64,655
  Interest on federal funds sold and securities
  purchased under agreements to resell                         28,629          118,692                              147,321
                                                            ---------------------------------------------------------------
    TOTAL INTEREST INCOME                                   6,015,516        4,204,668                           10,220,184
                                                            ---------------------------------------------------------------

Interest expense:
  Interest on deposits                                      2,226,620        1,495,867                            3,722,487
  Interest on federal funds purchased and securities
   sold under agreements to repurchase                          5,287            3,674                                8,961
                                                            ---------------------------------------------------------------
    TOTAL INTEREST EXPENSE                                  2,231,907        1,499,541                            3,731,448
                                                            ---------------------------------------------------------------


    NET INTEREST INCOME                                     3,783,609        2,705,127                            6,488,736

Provision for loan losses                                      66,000          199,838                              265,838
                                                            ---------------------------------------------------------------
    NET INTEREST INCOME AFTER PROVISION
    FOR LOAN LOSSES                                         3,717,609        2,505,289                            6,222,898
                                                            ---------------------------------------------------------------

Other income:
  Service charges, commissions and fees                       738,357          289,406                            1,027,763
  Security gains (losses)                                      47,800                -                               47,800
  Loss on sale of other real estate                           (33,980)               -                              (33,980)
  Other operating income                                       49,036          140,450                              189,486
                                                            ---------------------------------------------------------------
    TOTAL OTHER INCOME                                        801,213          429,856                            1,231,069
                                                            ---------------------------------------------------------------
Other expenses:
  Salaries and employee benefits                            1,329,570        1,187,014                            2,516,584
  Net occupancy expense                                       150,818          154,624                              305,442
  Furniture and equipment expense                             207,114          227,875                              434,989
  Other operating expense                                     859,289          653,203                            1,512,492
                                                              -------------------------------------------------------------
    TOTAL OTHER EXPENSES                               $    2,546,791     $  2,222,716                         $  4,769,507
                                                            ---------------------------------------------------------------

    INCOME BEFORE INCOME TAXES                         $    1,972,031     $    712,429                         $  2,684,460

Income taxes                                                  660,019          225,600                              885,619
                                                            ---------------------------------------------------------------
    NET INCOME                                         $    1,312,012     $    486,829                         $  1,798,841
                                                            ===============================================================

Earnings per share (based on 1,195,026
shares outstanding CBI: 429,399 shares
outstanding CBOV)                                      $         1.10     $       1.13     $                   $       1.00
                                                            ===============================================================
Earnings per share (based on 1,195,026
shares outstanding CBI: 429,399 shares
outstanding CBOV), assuming full dilution              $         1.10     $       1.13     $                   $       1.00
                                                            ===============================================================

See Notes to Pro Forma Consolidated Financial Information.

COMMUNITY BANKSHARES INCORPORATED AND COMMERCE BANK OF VIRGINIA

PRO FORMA CONDENSED STATEMENTS OF INCOME
YEAR ENDING DECEMBER 31, 1993

                                                                                             PRO FORMA         PRO FORMA
                                                              CBI               CBOV         ADJUSTMENTS       COMBINED
Interest income:
Interest and fees on loans                            $     4,664,533     $  2,786,466      $                  $  7,450,999
  Interest on investment securities:
  U.S. Government agencies and corporations                   657,976          322,644                              980,620
  Other securities                                              5,004          148,974                              153,978
  States and political subdivisions                                 -           56,439                               56,439
  Interest on federal funds sold and securities
  purchased under agreements to resell                         58,798          195,634                              254,432
                                                            ---------------------------------------------------------------
    TOTAL INTEREST INCOME                                   5,386,311        3,510,157                            8,896,468
                                                            ---------------------------------------------------------------

Interest expense:
  Interest on deposits                                      2,197,885        1,324,068                            3,521,953
  Interest on federal funds purchased and securities
   sold under agreements to repurchase                            763                -                                  763
                                                            ---------------------------------------------------------------
    TOTAL INTEREST EXPENSE                                  2,198,648        1,324,068                            3,522,716
                                                            ---------------------------------------------------------------


    NET INTEREST INCOME                                     3,187,663        2,186,089                            5,373,752

Provision for loan losses                                     120,000           75,000                              195,000
                                                            ---------------------------------------------------------------
    NET INTEREST INCOME AFTER PROVISION

    FOR LOAN LOSSES                                         3,067,663        2,111,089                            5,178,752
                                                            ---------------------------------------------------------------

Other income:
  Service charges, commissions and fees                       794,417          200,568                              994,985
  Security gains (losses)                                      16,000                -                               16,000
  Other operating income                                       48,358           63,268                              111,626
                                                            ---------------------------------------------------------------
    TOTAL OTHER INCOME                                        858,775          263,836                            1,122,611
                                                            ---------------------------------------------------------------

Other expenses:
  Salaries and employee benefits                            1,197,749        1,002,556                            2,200,305
  Net occupancy expense                                       161,290          169,688                              330,978
  Furniture and equipment expense                             185,400          186,883                              372,283
  Other operating expense                                     736,531          635,207                            1,371,738
                                                            ---------------------------------------------------------------
    TOTAL OTHER EXPENSES                              $     2,280,970     $  1,994,334                         $  4,275,304
                                                            ---------------------------------------------------------------

    INCOME BEFORE INCOME TAXES                        $     1,645,468     $    380,591                         $  2,026,059

Income taxes                                                  566,553          103,000                              669,553
                                                            ---------------------------------------------------------------
    NET INCOME                                        $     1,078,915     $    277,591                         $  1,356,506
                                                            ===============================================================

Earnings per share (based on 1,140,076
shares outstanding CBI: 409,463 shares
outstanding CBOV)                                     $          0.95     $       0.68      $                  $       0.79
                                                            ===============================================================
Earnings per share (based on 1,140,076
shares outstanding CBI: 409,463 shares
outstanding CBOV), assuming full dilution             $          0.95     $       0.68      $                  $       0.79
                                                            ===============================================================

See Notes to Pro Forma Consolidated Financial Information.

NOTES TO PRO FORMA CONDENSED FINANCIAL INFORMATION

         (1) The pro forma information presented is not necessarily indicative of the results of operations or the financial position that would have resulted had the Reorganization been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities.

         (2) It is assumed that the Reorganization will be accounted for on a pooling of interests accounting basis and, accordingly, the related pro forma adjustments have been calculated using the exchange ratio, whereby CBI will issue 1.4044 shares of stock for each share of CBOV common stock.

                  As a result, as of December 31, 1995, information was appropriately adjusted for the Reorganization by the (a) addition of 703,975 shares of CBI common stock amounting to $2,111,925, (b) elimination of 501,264 shares of CBOV common stock amounting to $1,754,424, and (c) recordation of the remaining amount of $357,501 as a decrease in capital surplus.

                  As a result, as of December 31, 1994, information was appropriately adjusted for the Reorganization by the (a) addition of 605,610 shares of CBI common stock amounting to $1,816,830; (b) elimination of 431,223 shares of CBOV common stock amounting to $1,509,281; and (c) recordation of the remaining amount of $307,549 as a decrease in capital surplus.

         (3) Per share data has been computed based on the combined historical income applicable to common shareholders of CBI and CBOV using the historical weighted average shares, adjusted to equivalent shares of CBI Common Stock, of CBOV, as of the earliest period presented.

                      COST AND MEANS OF PROXY SOLICITATION

         The cost of the solicitation of proxies will be borne by CBOV and CBI, respectively. In addition to solicitation by use of the mails, some officers and employees of CBOV and CBI (who will not be compensated in addition to their regular salaries) may solicit proxies from their respective shareholders personally or by telephone. CBOV and CBI will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to beneficial owners of CBOV and CBI Common Stock.

                     ANNUAL REPORT AND FINANCIAL STATEMENTS

         A copy of CBI's Annual Report to Stockholders for the year ended December 31, 1995 accompanies this Proxy Statement. Additional copies may be obtained by written request to the Secretary of CBI at the address indicated below. Such Annual Report is not part of the proxy solicitation materials.

         UPON RECEIPT OF A WRITTEN REQUEST OF ANY PERSON WHO, ON THE RECORD DATE, WAS RECORD OWNER OF CBI COMMON STOCK OR WHO REPRESENTS IN GOOD FAITH THAT HE OR SHE WAS ON SUCH DATE THE BENEFICIAL OWNER OF SUCH STOCK ENTITLED TO VOTE AT THE ANNUAL MEETING OF STOCKHOLDERS, CBI WILL FURNISH TO SUCH PERSON, WITHOUT CHARGE, A COPY OF ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995 AND THE EXHIBITS THERETO REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE EXCHANGE ACT. ANY SUCH REQUEST SHOULD BE MADE IN WRITING TO LAWRENCE F. DESOUZA, SECRETARY, COMMUNITY BANKSHARES INCORPORATED, 200 NORTH SYCAMORE STREET, PETERSBURG, VIRGINIA 23803. THE FORM 10-K IS NOT PART OF THE PROXY SOLICITATION MATERIALS.

                                 OTHER MATTERS

         At the date of this Proxy Statement, the Board of Directors knows of no matter to come before the meeting other than those stated in the notice of the meeting. As to other matters, if any, that may properly come before the meeting, it is intended that proxies in the accompanying form will be voted in accordance with the best judgment of the person or persons named therein.

                                    EXPERTS

         The consolidated financial statements of CBI included in this Joint Proxy Statement have been so included in reliance on the report of Mitchell, Wiggins & Company LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


         The financial statements of CBOV as of December 31, 1995, 1994 and 1993 and for each of the three years in the period ended December 31, 1995 included in this Joint Proxy Statement have been audited by BDO Seidman, LLP, independent certified public accountants, as stated in their report appearing elsewhere herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL OPINION

         The validity of CBI Common Stock to be issued in connection with the Reorganization will be passed upon by Williams, Mullen, Christian & Dobbins.

                     SHAREHOLDER NOMINATIONS AND PROPOSALS

         The Bylaws of CBI permit any shareholder entitled to vote to submit nominations for directors and proposals for business at annual meetings. Such nominations and proposals must be made in writing and must be mailed or delivered to the Secretary of CBI not less than 60 days nor more than 90 days prior to the annual meeting of shareholders. A written notice of nomination must include (a) the nominee's name, age, business address and residence address, (b) the nominee's principal occupation, and (c) the number of shares of CBI that the nominee owns. A written notice of nomination must also include the name and address of the nominating shareholder and the number of shares of CBI that the nominating shareholder owns. Nominations not made in accordance with the above procedure may, in the sole discretion of the chairman of the meeting, be disregarded.

         A written notice of proposal for business must include (a) a brief description of the business desired to be brought at the meeting and the reasons for conducting such business at the meeting, (b) the name and address of the proposing shareholder, (c) the number of shares of CBI that the proposing shareholder owns, and (d) any material interest of the shareholder in the proposal. Proposals not made in accordance with the above procedure may, in the sole discretion of the chairman of the meeting, be disregarded.

         Shareholders having director nominations or other proposals which they desire to present at next year's annual meeting should, if they desire that such proposals be included in the Board of Director's proxy and proxy statement relating to such meeting, submit such proposals in time to be received by CBI at its principal executive office in Petersburg, Virginia not later than _________ ___, 199___, to be so included. All such submissions must comply with the requirements of Rule 14(a)-8 of the Securities and Exchange Commission under the Exchange Act, and the Board of Directors directs the close attention of interested shareholders to that Rule.

                      AGREEMENT AND PLAN OF REORGANIZATION

                                    between

                           Commerce Bank of Virginia

                                      and

                       Community Bankshares Incorporated

                           -------------------------



                               December 12, 1995

                               TABLE OF CONTENTS

                                   ARTICLE 1

                     THE REORGANIZATION AND RELATED MATTERS

                                                                       PAGE

1.1      The Reorganization ............................................ 6
1.2      Management and Business of CBOV and CBI........................ 6
1.3      The Closing and Effective Date................................. 7
1.4      Definitions.................................................... 7


                                    ARTICLE 2

                          BASIS AND MANNER OF EXCHANGE

2.1      Conversion of Shares........................................... 8
2.2      Manner of Exchange............................................. 9
2.3      No Fractional Shares........................................... 9
2.4      Dividends...................................................... 9
2.5      Dissenting Shares.............................................. 9


                                    ARTICLE 3

                         REPRESENTATIONS AND WARRANTIES

3.1      Representations and Warranties of CBOV.......................... 9
         (a)      Organization, Standing and Power.......................10
         (b)      Authority..............................................10
         (c)      Capital Structure......................................10
         (d)      Ownership of Stock.....................................11

         (e)      Financial Statements...................................11
         (f)      Absence of Undisclosed Liabilities.....................11
         (g)      Legal Proceedings; Compliance with Laws................11
         (h)      Regulatory Approvals...................................11
         (i)      Labor Relations........................................11
         (j)      Tax Matters............................................12
         (k)      Property...............................................12
         (l)      Reports................................................12
         (m)      Employee Benefit Plans.................................12
         (n)      Investment Securities..................................13
         (o)      Certain Contacts.......................................13
         (p)      Insurance..............................................14
         (q)      Absence of Material Changes and Events.................14

                                                                        PAGE

         (r)      Loans, OREO and Allowance for Loan Losses..............14
         (s)      Statements True and Correct............................15
         (t)      Brokers and Finders....................................15
         (u)      Repurchase Agreements..................................16
         (v)      Administration of Trust Accounts.......................16
         (w)      Environmental Matters..................................16

3.2      Representations and Warranties of CBI...........................18
         (a)      Organization, Standing and Power.......................18
         (b)      Authority..............................................18
         (c)      Capital Structure......................................19
         (d)      Ownership of the CBI Subsidiaries; Capital Structure
                  of the CBI Subsidiaries; and Organization of the CBI
                  Subsidiaries...........................................19
         (e)      Financial Statements...................................20
         (f)      Absence of Undisclosed Liabilities.....................20
         (g)      Legal Proceedings; Compliance with Laws................20
         (h)      Regulatory Approvals...................................21
         (i)      Labor Relations........................................21
         (j)      Tax Matters............................................21
         (k)      Property...............................................21
         (l)      Reports................................................22
         (m)      Employee Benefit Plans.................................22
         (n)      Investment Securities..................................22
         (o)      Certain Contacts.......................................23
         (p)      Insurance..............................................23
         (q)      Loans, OREO and Allowance for Loan Losses..............24
         (r)      Absence of Material Changes and Events.................25
         (s)      Statements True and Correct............................25
         (t)      Brokers and Finders....................................25
         (u)      Repurchase Agreements..................................25
         (v)      Administration of Trust Accounts.......................25
         (w)      Environmental Matters..................................26


                                    ARTICLE 4

                       CONDUCT PRIOR TO THE EFFECTIVE DATE

4.1      Access to Records and Properties................................27
4.2      Confidentiality.................................................27
4.3      Registration Statement, Proxy Statement and
         Shareholder Approval............................................28
4.4      Operation of the Business of CBOV and CBI.......................28
4.5      Dividends.......................................................29

                                                                        PAGE

4.6      No Solicitation.................................................29
4.7      Regulatory Filings..............................................30
4.8      Public Announcements............................................30
4.9      Notice of Breach................................................30
4.10     Accounting Treatment............................................30
4.11     Reorganization Consummation.....................................30
4.12     Amendment to Articles of Incorporation..........................30
4.13     Employment Contracts............................................31

                                   ARTICLE 5

                              ADDITIONAL AGREEMENTS

5.1      Conversion of Stock Options.....................................31
5.2      Accounting Treatment............................................31
5.3      Benefit Plans...................................................31
5.4      Indemnification.................................................32

                                    ARTICLE 6

                        CONDITIONS TO THE REORGANIZATION

6.1      Conditions to Each Party's Obligations to Effect
                     the Reorganization..................................32
         (a)      Shareholder Approvals..................................32
         (b)      Regulatory Approvals...................................32
         (c)      Registration Statement.................................32
         (d)      Tax Opinion............................................33
         (e)      Accountant's Letter....................................33
         (f)      Opinions of Counsel....................................33
         (g)      Legal Proceedings......................................33
         (h)      Employment Contracts...................................33

6.2      Conditions to Obligations of CBI................................33
         (a)      Representations and Warranties.........................33
         (b)      Performance of Obligations.............................33
         (c)      Affiliate Letters......................................34
         (d)      Investment Banking Letter..............................34

6.3      Conditions to Obligations of CBOV...............................34
         (a)      Representations and Warranties.........................34
         (b)      Performance of Obligations.............................34
         (c)      Investment Banking Letter..............................34
         (d)      Amendment to Articles of Incorporation.................35

                                                                       PAGE

                                    ARTICLE 7

                                   TERMINATION

7.1      Termination....................................................35
7.2      Effect of Termination..........................................36
7.3      Non-Survival of Representations, Warranties and Covenants......36
7.4      Expenses.......................................................36


                                    ARTICLE 8

                               GENERAL PROVISIONS

8.1      Entire Agreement...............................................37
8.2      Waiver and Amendment...........................................37
8.3      Descriptive Headings...........................................37
8.4      Governing Law..................................................37
8.5      Notices........................................................37
8.6      Counterparts...................................................38
8.7      Severability...................................................38
8.8      Brokers and Finders............................................39
8.9      Subsidiaries...................................................39

Exhibit A - Plan of Share Exchange between Commerce Bank of Virginia and Community Bankshares Incorporated

                      AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of December 12, 1995 by and between Commerce Bank of Virginia, a Virginia state bank with its principal office located in Richmond, Virginia ("CBOV"), and Community Bankshares Incorporated, a Virginia corporation with its principal office located in Petersburg, Virginia ("CBI").

                                   WITNESSETH:

         WHEREAS, CBOV and CBI desire to combine their respective businesses;
and

         WHEREAS, CBOV and CBI have agreed to the affiliation of their two companies through a Share Exchange under Virginia law, as a result of which CBOV would become a wholly-owned subsidiary of CBI and the shareholders of CBOV would become shareholders of CBI, all as more specifically provided in this Agreement and the Plan of Share Exchange in the form attached hereto as Exhibit A (the "Plan"); and

         WHEREAS, the respective Boards of Directors of CBOV and CBI have resolved that the transactions described herein are in the best interests of the parties and their respective shareholders and have authorized and approved the execution and delivery of this Agreement.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, the parties hereby agree as follows:

                                    ARTICLE 1

                     THE REORGANIZATION AND RELATED MATTERS

         1.1 THE REORGANIZATION. Subject to the terms and conditions of this Agreement, at the Effective Date as defined in Section 1.3 hereof, CBOV shall become a wholly-owned subsidiary of CBI through the exchange of each outstand-ing share of common stock of CBOV for shares of the common stock of CBI in accordance with Section 2.1 of this Agreement and pursuant to a statutory share exchange under Section 13.1-717 of the Virginia Stock Corporation Act (the "Reorganization"). At the Effective Date, the Reorganization shall have the effect provided in Section 13.1-721 of the Virginia Stock Corporation Act.

         1.2 MANAGEMENT AND BUSINESS OF CBOV AND CBI. The directors, officers and employees of CBOV will not change as a result of the Reorganization. The members of the CBOV Board shall become directors of CBI on the Effective Date. When the CBOV directors become directors of CBI, three members of the CBOV Board shall become members of each of the three classes of CBI Directors, as determined by the CBOV Board. The CBOV Directors appointed to Class I shall serve until the 1998 annual meeting of shareholders; those appointed to Class II shall serve until the 1999 annual meeting of shareholders; and those appointed to Class III shall serve until the 1997 annual meeting of shareholders. The parties anticipate that immediately before the Effective Date CBI will have ten directors and CBOV will have nine directors. As a result of the Reorganization, CBI will have 19 directors on and after the Effective Date. It is the intention of CBI and CBOV that after the Effective Date, directors of CBOV, or individuals designated by directors of CBOV, shall continue to constitute nine nineteenths (9/19) of the Board of CBI and the parties shall use their best efforts to maintain that ratio. The parties also acknowledge, however, that such ratio might change as a result of unanticipated events, including, for example, the acquisition in the future of another bank by CBI. The parties intend that after the Effective Date, the chief executive officer of CBOV and the chief executive officer of The Community
Bank, a wholly owned subsidiary of CBI, each will attend the meetings of the other's Board of Directors.

         1.3 THE CLOSING AND EFFECTIVE DATE. The closing of the transactions contemplated by this Agreement and the Plan of Reorganization shall take place at the offices of Williams, Mullen, Christian & Dobbins, 1021 East Cary Street, Richmond, Virginia or at such other place as may be mutually agreed upon by the parties. The Reorganization shall become effective on the date shown on the Certificate of Share Exchange issued by the State Corporation Commission of Virginia effecting the Reorganization (the "Effective Date"). Unless otherwise agreed upon in writing by the chief executive officers of CBI and CBOV, subject to the conditions to the obligations of the parties to effect the Reorganiza-tion as set forth in Article 6, the parties shall use their best efforts to cause the Effective Date to occur on the first day of the month following the month in which the conditions set forth in Sections 6.1(a) and 6.1(b) are sat-isfied. All documents required by the terms of this Agreement to be delivered at or prior to consummation of the Reorganization will be exchanged by the parties at the closing of the Reorganization (the "Reorganization Closing"), which shall be held on or before the Effective Date. Prior to the Reorganization Closing, CBI and CBOV shall execute and deliver to the Virginia State Corporation Commission Articles of Share Exchange containing a Plan of Share Exchange in substantially the form of Exhibit A hereto.

         1.4 DEFINITIONS. Any term defined anywhere in this Agreement shall have the meaning ascribed to it for all purposes of this Agreement (unless expressly noted to the contrary). In addition:

                  (a) the term "knowledge" when used with respect to a party shall mean the knowledge, after due inquiry, of any "Executive Officer" of such party, as such term is defined in Regulation O, (12 C.F.R. 215);

                  (b) the term "Material Adverse Effect", when applied to a party, shall mean an event, occurrence or circumstance (including without limi-tation (i) the making of any provisions for possible loan and lease losses, write-downs or other real estate and taxes and (ii) any breach of a representa-tion or warranty by such party) which (a) has or is reasonably likely to have a material adverse effect on the financial position, results of operations or business of the party and its subsidiaries, taken as a whole, or (b) would materially impair the party's ability to perform its obligations under this Agreement or the consummation of the Reorganization and the other transactions contemplated by this Agreement; provided, however, that solely for purposes of measuring whether an event, occurrence or circumstance has a material adverse effect on such party's results of operations, the term "results of operations" shall mean net interest income plus non-interest income (less securities gains) less gross expenses (excluding provisions for possible loan and lease losses, write-downs of other real estate and taxes); and provided further, that material adverse effect and material impairment shall not be deemed to include the impact of (i) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (ii) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and bank holding companies generally, and (iii) the Reorganization on the operating performance of the parties to this Agreement; and

                  (c) the term "Previously Disclosed" by a party shall mean information set forth in a written disclosure letter that is delivered by that party to the other party prior to or contemporaneously with the execution of this Agreement and specifically designated as information "Previously Dis-closed" pursuant to this Agreement.

                                    ARTICLE 2

                          BASIS AND MANNER OF EXCHANGE

         2.1 CONVERSION OF SHARES. Upon, and by reason of, the Reorganization becoming effective pursuant to the issuance of a Certificate of Share Exchange by the Virginia State Corporation Commission, no cash, except as set forth in
Section 2.3 below, shall be allocated to the shareholders of CBOV, and stock shall be issued and allocated as follows:

                  (a) Each share of common stock, par value $3.50 per share, of CBOV ("CBOV Common Stock") issued and outstanding immediately prior to the Effective Date shall, by operation of law, be automatically exchanged for 1.4044 (the "Exchange Ratio") shares of common stock of CBI, par value $3.00 per share (CBI Common Stock), plus cash for fractional shares. Each holder of a certificate representing any shares of CBOV Common Stock upon the surrender of his CBOV stock certificates to CBI, duly endorsed for transfer in accordance with Section 2.2 below, will be entitled to receive in exchange therefor a certificate or certificates representing the number of shares of CBI Common Stock that his shares shall be converted into pursuant to the Exchange Ratio. Each such holder of CBOV Common Stock shall have the right to receive any dividends previously declared but unpaid as to such stock and the considera-tion described in Sections 2.1 and 2.3 upon the surrender of such certificate in accordance with Section 2.2. In the event CBI changes the number of shares of CBI Common Stock issued and outstanding prior to the Effective Date as a result of any stock split, stock dividends, recapitalization or similar transaction with respect to the outstanding CBI Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted.

                  (b) Shares of CBOV Common Stock issued and outstanding shall, by virtue of the Reorganization, continue to be issued and outstanding shares held by CBI.

         2.2 MANNER OF EXCHANGE. As promptly as practicable after the Effective Date, CBI shall cause The Community Bank, acting as the exchange agent ("Exchange Agent"), to send to each former shareholder of record of CBOV immediately prior to the Effective Date transmittal materials for use in exchanging such shareholder's certificates of CBOV Common

Stock (other than shares held by shareholders who perfect their dissenters' rights as provided under Section 2.5 hereof) for the consideration set forth in
Section 2.1 above and Section 2.3 below. Any fractional share checks which a CBOV shareholder shall be entitled to receive in exchange for such share-holder's shares of CBOV Common Stock, and any dividends paid on any shares of CBI Common Stock that such shareholder shall be entitled to receive prior to the delivery to the Exchange Agent of such shareholder's certificates representing all of such shareholder's shares of CBOV Common Stock will be delivered to such shareholder only upon delivery to the Exchange Agent of the certificates representing all of such shares (or indemnity satisfactory to CBI and the Exchange Agent, in their judgement, if any of such certificates are lost, stolen or destroyed). No interest will be paid on any such fractional share checks or dividends to which the holder of such shares shall be entitled to receive upon such delivery.

         2.3 NO FRACTIONAL SHARES. No certificates or scrip for fractional shares of CBI Common Stock will be issued. In lieu thereof, CBI will pay the value of such fractional shares in cash on the basis of the book value per share of CBI Common Stock at the end of the calendar quarter that immediately precedes the Effective Date.

         2.4 DIVIDENDS. No dividend or other distribution payable to the holders of record of CBI Common Stock at or as of any time after the Effective Date shall be paid to the holder of any certificate representing shares of CBOV Common Stock issued and outstanding at the Effective Date until such holder physically surrenders such certificate for exchange as provided in Section 2.2 of this Agreement, promptly after which time all such dividends or distributions shall be paid (without interest).

         2.5 DISSENTING SHARES. Shareholders of CBOV shall have the right to demand and receive payment of the fair value of their shares of CBOV Common Stock pursuant to the provisions of Virginia Code ss. 13.1-729 et seq. (the "Dissenting Shares"). If, however, a holder shall have failed to perfect his right to dissent or shall have effectively withdrawn or lost such right, each of his shares of CBOV Common Stock shall be deemed to have been converted into, at the Effective Date, the right to receive the number of shares of CBI Common Stock based on the Exchange Ratio and cash in lieu of any fractional shares pursuant to Section 2.3 hereof.

                                    ARTICLE 3

                          REPRESENTATION AND WARRANTIES

         3.1 REPRESENTATIONS AND WARRANTIES OF CBOV. CBOV represents and warrants to CBI as follows:

                  (a) ORGANIZATION, STANDING AND POWER. (1) CBOV is a corpora-tion and a Virginia state bank, duly organized, validly existing and in good standing under the laws of Virginia, and it has all requisite corporate power and authority to carry on its business in Virginia as now being conducted and to own and operate its assets, properties and business; CBOV has no subsidiaries; and CBOV has the corporate power and authority to execute and deliver this Agreement and perform the respective terms of this Agreement and the Plan of Share Exchange. CBOV is a member of the Federal Reserve System, and except as Previously Disclosed is in compliance in all material respects with all rules and regulations promulgated by the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Virginia State Corporation Commission ("SCC") and any other relevant regulatory authority, and it has all requisite corporate power and authority to carry on a commercial banking business as now being conducted and to own and operate its assets, properties and business.

                  (2) CBOV is an "insured bank" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder. All of the shares of capital stock of CBOV are fully paid and nonassessable.

                  (b) AUTHORITY. (1) The execution and delivery of this Agreement, the Plan of Share Exchange and the consummation of the Reorganization, have been duly and validly authorized by all necessary cor-porate action on the part of CBOV, except the approval of shareholders. The Agreement represents the legal, valid, and binding obligations of CBOV, enforceable against CBOV in accordance with its terms (except in all such cases as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discre-tion of the court before which any proceeding may be brought).

                  (2) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein, nor compliance by CBOV with any of the provisions hereof will: (i) conflict with or result in a breach of any provision of CBOV's Articles of Incorporation or Bylaws; (ii) to the knowledge of CBOV, except as Previously Disclosed, constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or assets of CBOV pursuant to (A) any note, bond, mortgage, indenture, or (B) any material license, agreement, lease, or other instrument or obligation, to which CBOV is a party or by which any of them or any of their properties or assets may be bound, or (iii) to the knowledge of CBOV, subject to the receipt of the requisite approvals referred to in Section 4.7, violate any order, writ, injunction, decree, statute, rule or regulation applicable to CBOV or any or its properties or assets.

                  (c) CAPITAL STRUCTURE. The authorized capital stock of CBOV consists of 1,500,000 shares of common stock, par value $3.50 per share, of which, as of the date hereof, 501,254 shares are issued, outstanding, fully paid and nonassessable, not subject to shareholder preemptive rights and were not issued in violation of any agreement to which CBOV is a party or otherwise bound, or of any registration or qualification provisions of any federal or state securities laws. Except as Previously Disclosed, there are no outstand-ing options, warrants or other rights to subscribe for or purchase from CBOV any capital stock of CBOV or securities convertible into or exchangeable for capital stock of CBOV.

                  (d) OWNERSHIP OF STOCK. (1) CBOV does not own, directly or indirectly, 5% or more of the outstanding capital stock or other voting securi-ties of any corporation, bank or other organization actively engaged in busi-ness except as Previously Disclosed.

                  (e) FINANCIAL STATEMENTS. CBOV has previously furnished to CBI true and complete copies of its audited balance sheets and related statements of income, statements of cash flows, and statements of stockholders' equity for the three year period ended December 31, 1994, and its unaudited balance sheets and related statements of income and statements of stockholders' equity for the three month and nine month periods ending September 30, 1995 (together with the notes thereto, the "CBOV Financial Statements"). The CBOV Financial Statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis during the periods presented, and present fairly the financial position of CBOV as of the respective dates thereof and the results of its operations for the three year and nine month periods then ended, except as may be noted therein, and subject to normal and recurring year end audit adjustments in the case of unaudited statements.

                  (f) ABSENCE OF UNDISCLOSED LIABILITIES. At September 30, 1995, CBOV, to its knowledge, had no obligation or liability (contingent or otherwise) of any nature which was not reflected in the CBOV Financial Statements, except for those which in the aggregate are immaterial or have been Previously Disclosed.

                  (g) LEGAL PROCEEDINGS; COMPLIANCE WITH LAWS. Except as Pre-viously Disclosed, there are no actions, suits or proceedings instituted or pending or, to the best knowledge of CBOV's management, threatened against CBOV, or against any property, asset, interest or right of CBOV, that are reasonably expected to have, either individually or in the aggregate a material adverse effect on the financial condition of CBOV or that are reasonably expected to threaten or impede the consummation of the Reorganization. CBOV is not a party to any agreement or instrument or subject to any judgment, order, writ, injunction, decree or rule that might reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business or prospects of CBOV. To the best knowledge of CBOV's management, CBOV has complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders).

                  (h) REGULATORY APPROVALS. CBOV knows of no reason why the regulatory approvals referred to in Section 6.1(b) should not be obtained without the imposition of any condition of the type referred to in Section 6.1(b).

                  (i) LABOR RELATIONS. CBOV is not a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to the best of its knowledge, threatened, nor is it aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

                  (j) TAX MATTERS. CBOV has filed all federal, state and local tax returns and reports required to be filed, and all taxes shown by such returns to be due and payable have been paid or are reflected as a liability in the CBOV Financial Statements or are being contested in good faith and have been Previously Disclosed. Except to the extent that liabilities therefor are specifically reflected in the CBOV Financial Statements, there are no federal, state or local tax liabilities of CBOV other than liabilities that have arisen since September 30, 1995, all of which have been properly accrued or otherwise provided for on the books and records of CBOV. Except as Previously Disclosed, no tax return or report of CBOV is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against CBOV by any taxing authority.

                  (k) PROPERTY. Except as disclosed or reserved against in the CBOV Financial Statements, CBOV has good and marketable title free and clear of all material liens, encumbrances, charges, defaults or equities of whatever character to all of the material properties and assets, tangible or intangible, reflected in the CBOV Financial Statements as being owned by CBOV as of the dates thereof. To the best knowledge of CBOV, all buildings, and all fixtures, equipment, and other property and assets which are material to its business, held under leases or subleases by CBOV are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. The buildings, structures, and appurtenances owned, leased, or occupied by CBOV are in good operating condition and in a state of good maintenance and repair, and to the best knowledge of CBOV (i) comply with applicable zoning and other municipal laws and regulations, and (ii) there are no latent defects therein.

                  (l) REPORTS. Since January 1, 1990, CBOV has filed all reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with the SCC, the Federal Reserve, and to the best knowledge of CBOV, any other governmental or regulatory authority or agency having jurisdiction over its operations.

                  (m) EMPLOYEE BENEFIT PLANS. (1) CBOV will deliver for CBI's review, as soon as practicable, true and complete copies of all material pension, retirement, profit-sharing, deferred compensation, stock option, bonus, vacation or other material incentive plans or agreements, all material medical, dental or other health plans, all life insurance plans and all other material employee benefit plans or fringe benefit plans, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently adopted, maintained by, sponsored in whole or in part by, or contributed to by CBOV for the benefit of employees, retirees or other beneficiaries eligible to participate (collectively, the "CBOV Benefit Plans"). Any of the CBOV Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section (3(2) of ERISA, is referred to herein as a "CBOV ERISA Plan." No CBOV Benefit Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA.

                  (2) Except as Previously Disclosed, all CBOV Benefit Plans are in compliance with the applicable terms of ERISA and the Internal Revenue Code of 1986, as amended (the "IRC") and any other applicable laws, rules and regulations, the breach or violation of which could result in a material liability to CBOV on a consolidated basis.

                  (3) No CBOV ERISA Plan which is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in
Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.

                  (n) INVESTMENT SECURITIES. Subject to FASB 115 and except for pledges to secure public and trust deposits and obligations under agreements pursuant to which CBOV has sold securities subject to an obligation to repurchase, none of the investment securities reflected in the CBOV Financial Statements is subject to any restriction, contractual, statutory, or otherwise, which would impair materially the ability of the holder of such investment to dispose freely of any such investment at any time. With respect to any agreements pursuant to which CBOV has purchased securities subject to any agreement to resell, it has a valid, perfected first lien or security interest in the government securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

                  (o) CERTAIN CONTRACTS. (1) Except as Previously Disclosed, CBOV is not a party to, or is bound by, (i) any material agreement, arrangement or commitment, (ii) any agreement, indenture or other instrument relating to the borrowing of money by CBOV or the guarantee by CBOV of any such obligation,
(iii) any agreement, arrangement or commitment relating to the employment of a consultant or the employment, election, retention in office or severance of any present or former director or officer, (iv) any agreement to make loans or for the provision, purchase or sale of goods, services or property between CBOV and any director of officer of CBOV, or any member of the immediate family or affiliate of any of the foregoing, or (v) any agreement between CBOV and any 5% or more shareholder of CBOV; in each case other than agreements entered into in the ordinary course of the banking business of CBOV consistent with past practice.

                  (2) Neither CBOV nor, to the knowledge of CBOV, the other party thereto, is in default under any material agreement, commitment, arrangement, lease, insurance policy or other instrument whether entered into in the ordinary course of business or otherwise, nor has there occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default, other than defaults of loan agreement by borrowers from CBOV in the ordinary course of its business.

                  (3) Since September 30, 1995 CBOV has not incurred or paid any obligation or liability that would be material to CBOV, except obligations incurred or paid in connection with transactions in the ordinary course of business of CBOV consistent with its practice and, except as Previously Disclosed, from September 30, 1995 to the date hereof, CBOV has not taken any action that, if taken after the date hereof, would breach any of the covenants contained in Section 4.4 hereof.

                  (p) INSURANCE. A complete list of all policies or binders of fire, liability, product liability, workmen's compensation, vehicular and other insurance held by or on behalf of CBOV has previously been furnished to CBI and all such policies or binders are valid and enforceable in accordance with their terms, are in full force and effect, and insure against risks and liabilities to the extent and in the manner customary for the industry and are deemed appropriate and sufficient by CBOV. To its knowledge, CBOV is not in default with respect to any provision contained in any such policy or binder and has not failed to give any notice or present any claim under any such policy or binder in due and timely fashion. CBOV has not received notice of cancellation or non-renewal of any such policy or binder. CBOV has no knowledge of any inac-curacy in any application for such policies or binders, any failure to pay premiums when due or any similar state of facts or the occurrence of any event that is reasonably likely to form the basis for any material claim against it not fully covered (except to the extent of any applicable deductible) by the policies or binders referred to above. CBOV has not received notice from any of its insurance carriers that any insurance premiums will be increased materially in the future or that any such insurance coverage will not be available in the future on substantially the same terms as now in effect.

                  (q) ABSENCE OF MATERIAL CHANGES AND EVENTS. Since September 30, 1995, there has not been any material adverse change in the condition (financial or otherwise), aggregate assets or liabilities, cash flow, earnings or business of CBOV, and CBOV has conducted its business only in the ordinary course consistent with past practice.

                  (r) LOANS, OREO AND ALLOWANCE FOR LOAN LOSSES. (1) Except as Previously Disclosed, and except for matters which individually or in the aggregate do not materially adversely affect the Reorganization or the finan-cial condition of CBOV, to the best knowledge of CBOV, each loan reflected as an asset in the CBOV Financial Statements (i) is evidenced by notes, agreements, or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applica-bility relating to or affecting creditors' rights and to general equity prin-ciples. All loans and extensions of credit which are subject to regulation by the Federal Reserve which have been made by CBOV comply therewith.

                  (2) The classification on the books and records of CBOV of loans and/or non-performing assets as nonaccrual, troubled debt restructuring, OREO or other similar classification, complies in all material respects with generally accepted accounting principles and applicable regulatory accounting principles.

                  (3) Except for liens, security interests, claims, charges, or such other encumbrances as have been appropriately reserved for in the CBOV Financial Statements or are not material, title to the OREO is good and marketable, and there are no adverse claims or encumbrances on the OREO. All title, hazard and other insurance claims and mortgage guaranty claims with respect to the OREO have been timely filed and CBOV has not received any notice of denial of any such claim.

                  (4) CBOV is in possession of all of the OREO or, if any of the OREO remains occupied by the mortgagor, eviction or summary proceedings have been commenced or rental arrangements providing for market rental rates have been agreed upon and CBOV is diligently pursuing such eviction or summary proceedings or such rental arrangements. Except as Previously Disclosed, no legal proceeding or quasi-legal proceeding is pending or, to the knowledge of CBOV, threatened concerning any OREO or any servicing activity or omission to provide a servicing activity with respect to any of the OREO.

                  (5) Except as Previously Disclosed, all loans made by CBOV to facilitate the disposition of OREO are performing in accordance with their terms.

                  (6) The allowance for possible loan losses shown on the CBOV Financial Statements was, and the allowance for possible loan losses shown on the financial statements of CBOV as of dates subsequent to the execution of this Agreement will be, in each case as of the dates thereof, adequate in all material respects to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) of CBOV and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by CBOV.

                  (s) STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by CBOV for inclusion in the Registration Statement on Form S-4 (the "Registration Statement") to be filed by CBI with the SEC, the Proxy Statement/Prospectus (as defined in Section 4.3) to be mailed to every CBOV shareholder or any other document to be filed with the SEC, the SCC, the Federal Reserve, or any other regulatory authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and, in the case of the Registration Statement, when it becomes effective and with respect to the Proxy Statement/Prospectus, when first mailed to CBOV shareholders, be false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement/Prospectus or any supplement thereto, at the time of the CBOV Shareholders' Meeting (as defined in Section 4.3), be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the CBOV Shareholders' Meeting.

                  (t) BROKERS AND FINDERS. Neither CBOV nor any of its officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein, except for McKinnon & Company, Inc.

                  (u) REPURCHASE AGREEMENTS. With respect to all agreements pursuant to which CBOV has purchased securities subject to an agreement to resell, if any, CBOV has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

                  (v) ADMINISTRATION OF TRUST ACCOUNTS. CBOV has properly administered, in all respects material and which could reasonably be expected to be material to the business, operations or financial condition of CBOV, all accounts for which it acts as a fiduciary including but not limited to accounts for which they serve as trustees, agents, custodians, personal representatives, guardians, conservators or investment advisors, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither CBOV nor any director, officer or employee of CBOV has committed any breach of trust with respect to any such fiduciary account which is material to or could reasonably be expected to be material to the business, operations or financial condition of CBOV and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects.

                  (w) ENVIRONMENTAL MATTERS. (1) Except as Previously Disclosed, to the best of CBOV's knowledge, CBOV does not own or lease any properties affected by toxic waste, radon gas or other hazardous conditions or constructed in part with the use of asbestos. CBOV is in substantial compliance with all Environmental Laws applicable to real or personal properties in which it has a direct fee ownership or, with respect to a direct interest as lessee, applicable to the leasehold premises or, to the best knowledge of CBOV, the premises on which the leasehold is situated. CBOV has not received any Communication alleging that CBOV is not in such compliance and, to the best knowledge of CBOV, there are no present circumstances (including Environmental Laws that have been adopted but are not yet effective) that would prevent or interfere with the continuation of such compliance.

                  (2) There are no legal, administrative, arbitral or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition, on CBOV of any liability arising under any Environmental Laws pending or, to the best knowledge of CBOV, threatened against (A) CBOV, (B) any person or entity whose liability for any Environmental Claim CBOV has or may have retained or assumed either contractually or by operation of law, or (C) any real or personal property which CBOV owns or leases, or has been or is judged to have managed or to have supervised or participated in the management of, which liability might have a material adverse effect on the business, financial condition or results of operations of CBOV. CBOV is not subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

                  (3) To the best knowledge of CBOV, there are no legal, administrative, arbitral or other proceedings, or Environmental Claims or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition, on CBOV of any liability arising under any Environmental Laws pending or threatened against any real or personal property in which CBOV holds a security interest in connection with a loan or a loan participation which liability might have a material adverse effect on the business, financial condition or results of operations of CBOV. CBOV is not subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

                  (4) With respect to all real and personal property owned or leased by CBOV, other than OREO, CBOV has made available to CBI copies of any environmental audits, analyses and surveys that have been prepared relating to such properties. With respect to all OREO held by CBOV and all real or personal property which CBOV has been or is judged to have managed or to have supervised or participated in the management of, CBOV has made available to CBI the information relating to such OREO available to CBOV. CBOV is in compliance in all material respects with all recommendations contained in any environmental audits, analyses and surveys relating to any of the properties, real or personal, described in this subsection (4).

                  (5) There are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge or disposal of any Materials of Environmental Concern, that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws currently in effect or adopted but not yet effective against CBOV or against any person or entity whose liability for any Environmental Claim CBOV has or may have retained or assumed either contractually or by operation of law.

                  (6) For the purpose of this Agreement, the following terms shall have the following meanings:

                  (i) "Communication" means a communication which is of a substantive nature and which is made (A) in writing to CBOV on the one hand or to CBI or any CBI Subsidiary on the other hand, or (B) orally to a senior officer of CBOV or of CBI or any CBI Subsidiary, whether from a governmental authority or a third party.

                  (ii) "Environmental Claim" means any Communication from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from the presence, or release into the environment, of any Material of Environmental Concern.

                  (iii) "Environmental Laws" means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that relate to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata). This definition includes, without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

                  (iv) "Materials of Environmental Concern" means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

         3.2 REPRESENTATIONS AND WARRANTIES OF CBI. CBI represents and warrants to CBOV as follows:

                  (a) ORGANIZATION, STANDING AND POWER. (1) CBI is a corporation duly organized, validly existing and in good standing under the laws of Virginia. It has all requisite corporate power and authority to carry on its business as now being conducted and to own and operate its assets, properties and business, and CBI has the corporate power and authority to execute and deliver this Agreement and perform the respective terms of this Agreement and Plan of Reorganization. CBI is duly registered as a bank holding company under the Bank Holding Company Act of 1956. The Community Bank is a wholly owned subsidiary of CBI and is a Virginia corporation and a Virginia state bank, duly organized, validly existing and in good standing under the laws of Virginia, is in compliance in all material respects with all rules and regulations promulgated by any relevant regulatory authority, and it has all requisite corporate power and authority to carry on a commercial banking business as now being conducted and to own and operate its assets, properties and business.

                  (2) CBI has Previously Disclosed its subsidiary corporations (and the subsidiaries thereof), all of which are duly organized, validly existing and in good standing in their respective states of incorporation and which have all requisite corporate power and authority to carry on their businesses as now being conducted and to own and operate their assets, properties and business (the "CBI Subsidiaries" and, collectively with CBI, the "CBI Companies"). Each CBI Subsidiary that is a depository institution is an "insured bank" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder. All of the shares of capital stock of the CBI Subsidiaries held by CBI are duly and validly issued, fully paid and nonassessable, and all such shares are owned by CBI or a CBI Subsidiary free and clear of any claim, lien, pledge or encumbrance of any kind, and were not issued in violation of the preemptive rights of any shareholder or in violation of any agreement or of any registration or qualification provisions of federal or state securities laws. Except as Previously Disclosed, none of the CBI Companies owns any equity securities of any other corporation or entity. Except as Previously Disclosed, each of the CBI Companies is in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification and where failure to so qualify either singly or in the aggregate would have a material adverse effect on the financial condition, properties, businesses or results of operations of the CBI Companies.

                  (b) AUTHORITY. (1) The execution and delivery of this Agreement and the Plan of Share Exchange and the consummation of the Reorganization have been duly and validly authorized by all necessary corporate action on the part of CBI, except the approval of shareholders. This Agreement represents the legal, valid, and binding obligation of CBI, enforceable against CBI in accordance with its terms (except in all such cases as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                  (2) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein, nor the compliance by CBI with any of the provisions hereof will (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of CBI, (ii) to the knowledge of CBI, except as Previously Disclosed, constitute or result in the breach of any term, condition or provision of, or constitute default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or assets of the CBI Companies pursuant to (A) any note, bond, mortgage, indenture, or (B) any material license, agreement, lease or other instrument or obligation, to which any of the CBI Companies is a party or by which any of them or any of their properties or assets may be bound, or (iii) to the knowledge of CBI, subject to the receipt of the requisite approvals referred to in Section 4.7, violate any order, writ, injunction, decree, statute, rule or regulation applicable to any of the CBI Companies or any of their properties or assets.

                  (c) CAPITAL STRUCTURE. The authorized capital stock of CBI consists of: 4,000,000 shares of common stock, par value $3.00 per share, of which 1,150,000 shares are issued and outstanding, fully paid and nonassessable, not subject to shareholder preemptive rights, and not issued in violation of any agreement to which CBI is a party or otherwise bound, or of any registration or qualification provisions of any federal or state securities laws. The shares of CBI Common Stock to be issued in exchange for shares of CBOV Common Stock upon consummation of the Reorganization will have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights. Except as Previously Disclosed, there are no outstanding understandings or commitments of any character pursuant to which CBI and any of the CBI Companies could be required or expected to issue shares of capital stock.

                  (d) OWNERSHIP OF THE CBI SUBSIDIARIES; CAPITAL STRUCTURE OF CBI SUBSIDIARIES; AND ORGANIZATION OF THE CBI SUBSIDIARIES. (1) CBI does not own, directly or indirectly, 5% or more of the outstanding capital stock or other voting securities of any corporation, bank or other organization actively engaged in business except as Previously Disclosed (collectively the "CBI" Subsidiaries" and each individually a "CBI Subsidiary"). The outstanding shares of capital stock of each CBI Subsidiary have been duly authorized and are validly issued, and are fully paid and nonassessable and all such shares are directly or indirectly owned by CBI free and clear of all liens, claims and encumbrances. No Rights are authorized, issued or outstanding with respect to the capital stock of any CBI Subsidiary and there are no agreements, understandings or commitments relating to the right of CBI to vote or to dispose of said shares. None of the shares of capital stock of any CBI Subsidiary has been issued in violation of the preemptive rights of any person.

                  (2) Each CBI Subsidiary is a duly organized corporation, validly existing and in good standing under applicable laws. Each CBI Subsidiary (i) has full corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted except where the absence of such power or authority would not have a material adverse effect on the financial condition, results of operations or business of CBI on a consolidated basis, and (ii) is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification and where failure to do qualify would have a material adverse effect on the financial condition, results of operations or business of CBI on a consolidated basis. Each CBI Subsidiary has all federal, state, local and foreign governmental authorizations and licenses necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except where failure to obtain such authorization or license would not have a material adverse effect on the business of such CBI Subsidiary.

                  (e) FINANCIAL STATEMENTS. CBI's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, and all other documents filed or to be filed subsequent to December 31, 1994 under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the "Exchange Act"), in the form filed with the SEC (in each such case, the "CBI Financial Statements") did not and will not contain any untrue statement of a material fact or omit to state a material face required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the CBI Financial Statements (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in the CBI Financial Statements (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied to banks and bank holding companies during the periods involved, except as may be noted therein, subject to normal and recurring year-end audit adjustments in the case of unaudited statements.

                  (f) ABSENCE OF UNDISCLOSED LIABILITIES. At September 30, 1995, none of the CBI Companies, to their knowledge, had any obligation or liability (contingent or otherwise) of any nature which were not reflected in the CBI Financial Statements, except for those which in the aggregate are immaterial or have been Previously Disclosed.

                  (g) LEGAL PROCEEDINGS; COMPLIANCE WITH LAWS. Except as Previously Disclosed, there are no actions, suits or proceedings instituted or pending or, to the best knowledge of CBI's management, threatened or probable of assertion against any of the CBI Companies, or against any property, asset, interest or right of any of them, that are reasonably expected to have, either individually or in the aggregate, a material adverse effect on the financial condition of CBI on a consolidated basis or that are reasonably expected to threaten or impede the consummation of the transactions contemplated by this Agreement. None of the CBI Companies is a party to any agreement or instrument or subject to any judgment, order, writ, injunction, decree or rule that might reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business or prospects of CBI on a consolidated basis. Except as Previously Disclosed, as of the date of this Agreement, none of the CBI Companies nor any of their properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any federal or state governmental agency or authority charged with the supervision or regulation of depository institutions or mortgage lenders or engaged in the insurance of deposits which restricts or purports to restrict in any material respect the conduct of the business to it or any of its subsidiaries to properties, or in any manner relates to the capital, liquidity, credit policies or management of it; and except as Previously Disclosed, none of the CBI Companies has been advised by any such regulatory authority that such authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or similar submission. To the best knowledge of CBI, the CBI Companies have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders).

                  (h) REGULATORY APPROVALS.   CBI knows of no reason why the
regulatory approvals referred to in Section 6.1(b) should not be obtained without the imposition of any condition of the type referred to in Section 6.1(b).

                  (i) LABOR RELATIONS. None of the CBI Companies is a party to, or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it the subject of a proceeding asserting that is has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it, pending or, to the best of its knowledge, threatened, nor is it aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

                  (j) TAX MATTERS. The CBI Companies have filed all federal, state, and local tax returns and reports required to be filed, and all taxes shown by such returns to be due and payable have been paid or are reflected as a liability in the CBI Financial Statements or are being contested in good faith and have been Previously Disclosed. Except to the extent that liabilities therefor are specifically reflected in the CBI Financial Statements, there are no federal, state or local tax liabilities of the CBI Companies other than liabilities that have arisen since September 30, 1995, all of which have been properly accrued or otherwise provided for on the books and records of the CBI Companies. Except as Previously Disclosed, no tax return or report of any of the CBI Companies is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against any of the CBI Companies by any taxing authority.

                  (k) PROPERTY. Except as disclosed or reserved against in the CBI Financial Statements, all of the CBI Companies have good and marketable title free and clear of all material liens, encumbrances, charges, defaults or equities of whatever character to all of the material properties and assets, tangible or intangible, reflected in the CBI Financial Statements as being owned by the CBI Companies as of the dates thereof. To the best knowledge of CBI, all buildings, and all fixtures, equipment, and other property and assets which are material to its business on a consolidated basis, held under leases or subleases by the CBI Companies are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. The buildings, structures, and appurtenances owned, leased, or occupied by the CBI Companies are, to the best knowledge of CBI, in good operating condition, in a state of good maintenance and repair and (i) comply with applicable zoning and other municipal laws and regulations, and (ii) there are no latent defects therein.

                  (l) REPORTS. Since January 1, 1990, the CBI Companies have filed all reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with the Securities and Exchange Commission ("SEC"), the Federal Reserve, the SCC, and any other governmental or regulatory authority or agency having jurisdiction over their operations.

                  (m) EMPLOYEE BENEFIT PLANS. (1) CBI will deliver for CBOV's review, as soon as practicable, true and complete copies of all material pension, retirement, profit-sharing, deferred compensation, stock option, bonus, vacation or other material incentive plans or agreements, all material medical, dental or other health plans, all life insurance plans and all other material employee benefit plans or fringe benefit plans, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently adopted, maintained by, sponsored in whole or in part by, or contributed to by CBI for the benefit of employees, retirees or other beneficiaries eligible to participate (collectively, the "CBI Benefit Plans"). Any of the CBI Benefit Plans which is an "employee pension benefit plan," as that term is defined in
Section 3(2) of ERISA, is referred to herein as a "CBI ERISA Plan." No CBI Benefit Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA.

                  (2) Except as Previously Disclosed, all CBI Benefit Plans are in compliance with the applicable terms of ERISA and the Internal Revenue Code of 1986, as amended (the "IRC") and any other applicable laws, rules and regulations the breach or violation of which could result in a material liability to CBI on a consolidated basis.

                  (3) No CBI ERISA Plan which is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in
Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.

                  (n) INVESTMENT SECURITIES. Subject to FASB 115 and except for pledges to secure public and trust deposits and obligations under agreements pursuant to which any of the CBI Companies has sold securities subject to an obligation to repurchase, none of the investment securities reflected in the CBI Financial Statements is subject to any restriction, contractual, statutory, or otherwise, which would impair materially the ability of the holder of such investment to dispose freely of any such investment at any time. With respect to any agreements pursuant to which any of the CBI Companies has purchased securities subject to any agreement to resell, it has a valid, perfected first lien or security interest in the government securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

                  (o) CERTAIN CONTRACTS. (1) Except as Previously Disclosed, neither CBI nor any CBI subsidiary is a party to, or is bound by, (i) any material agreement, arrangement or commitment, (ii) any agreement, indenture or other instrument relating to the borrowing of money by CBI or any CBI Subsidiary or the guarantee by CBI or any CBI Subsidiary of any such obligation, (iii) any agreement, arrangement or commitment relating to the employment of a consultant or the employment, election, retention in office or severance of any present or former director or officer, (iv) any agreement to make loans or for the provision, purchase or sale of goods, services or property between CBI or any CBI Subsidiary and any director or officer of CBI or any CBI Subsidiary, or any member of the immediate family or affiliate of any of the foregoing, or (v) any agreement between CBI or any CBI Subsidiary and any 5% or more shareholder of CBI; in each case other than agreements entered into in the ordinary course of the banking business of CBI or a CBI Subsidiary consistent with past practice.

                  (2) Neither CBI or any CBI Subsidiary, nor to the knowledge of CBI, the other party thereto, is in default under any material agreement, commitment, arrangement, lease, insurance policy or other instrument, whether entered into in the ordinary course of business or otherwise, nor has there occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default, other than defaults of loan agreements by borrowers from CBI or a CBI Subsidiary in the ordinary course of its business.

                  (3) Since September 30, 1995, CBI has not incurred or paid any obligation or liability that would be material to CBI, except obligations incurred or paid in connection with transactions in the ordinary course of business of CBI consistent with its practice and, except as Previously Disclosed, from September 30, 1995 to the date hereof, CBI has not taken any action that, if taken after the date hereof, would breach any of the covenants contained in Section 4.4 hereof.

                  (p) INSURANCE. A complete list of all policies or binders of fire, liability, product liability, workmen's compensation, vehicular and other insurance held by or on behalf of the CBI Companies has previously been furnished to CBOV and all such policies or binders are valid and enforceable in accordance with their terms, are in full force and effect, and insure against risks and liabilities to the extent and in the manner customary for the industry and are deemed appropriate and sufficient by CBI. To the knowledge of CBI, the CBI Companies are not in default with respect to any provision contained in any such policy or binder and have not failed to give any notice or present any claim under any such policy or binder in due and timely fashion. None of the CBI Companies has received notice of cancellation or non-renewal of any such policy or binder. None of the CBI Companies has knowledge of any inaccuracy in any application for such policies or binders, any failure to pay premiums when due or any similar state of facts or the occurrence of any event that is reasonably likely to form the basis for any material claim against it not fully covered (except to the extent of any applicable deductible) by the policies or binders referred to above. None of the CBI Companies has received notice from any of its insurance carriers that any insurance premiums will be increased materially in the future or that any such insurance coverage will not be available in the future on substantially the same terms as now in effect.

                  (q) LOANS, OREO, AND ALLOWANCE FOR LOAN LOSSES. (1) Except as Previously Disclosed, and except for matters which individually or in the aggregate, do not materially adversely affect the Reorganization or the financial condition of CBI, to CBI's best knowledge each loan reflected as an asset in the CBI Financial Statements (i) is evidenced by notes, agreements, or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. All loans and extensions of credit which are subject to regulation of the Federal Reserve which have been made by CBI and the CBI Subsidiaries comply therewith.

                  (2) The classification on the books and records of CBI and each CBI Subsidiary of loans and/or non-performing assets as nonaccrual, troubled debt restructuring, OREO or other similar classification, complies in all material respects with generally accepted accounting principles and applicable regulatory accounting principles.

                  (3) Except for liens, security interests, claims, charges, or such other encumbrances as have been appropriately reserved for in the CBI Financial Statements or are not material, title to the OREO is good and marketable, and there are no adverse claims or encumbrances on the OREO. All title, hazard and other insurance claims and mortgage guaranty claims with respect to the OREO have been timely filed and neither CBI nor any CBI Subsidiary has been received any notice of denial of any such claim.

                  (4) CBI and each CBI Subsidiary are in possession of all of the OREO or, if any of the OREO remains occupied by the mortgagor, eviction or summary proceedings have been commenced or rental arrangements providing for market rental rates have been agreed upon and CBI and/or each CBI Subsidiary are diligently pursuing such eviction of summary proceedings or such rental arrangements. Except as Previously Disclosed, no legal proceeding or quasi-legal proceeding is pending or, to the knowledge of CBI and each CBI Subsidiary, threatened concerning any OREO or any servicing activity or omission to provide a servicing activity with respect to any of the OREO.

                  (5) Except as Previously Disclosed, all loans made by any of the CBI Companies to facilitate the disposition of OREO are performing in accordance with their terms.

                  (6) The allowance for possible loan losses shown on the CBI Financial Statements was, and the allowance for possible loan losses shown on the financial statements of CBI as of dates subsequent to the execution of this Agreement will be, in each case as of the dates thereof, adequate in all material respects to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) of the CBI Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by CBI.

                  (r) ABSENCE OF MATERIAL CHANGES AND EVENTS. Since September 30, 1995, there has not been any material adverse change in the condition (financial or otherwise), aggregate assets or liabilities, cash flow, earnings or business or CBI, and CBI has conducted its business only in the ordinary course consistent with past practice.

                  (s) STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by CBI for inclusion in the Registration Statement, the Proxy Statement/Prospectus or any other document to be filed with the SEC or any other regulatory authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and, in the case of the Registration Statement, when it becomes effective and with respect to the Proxy Statement/Prospectus, when first mailed to CBOV shareholders, be false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement/Prospectus or any supplement thereto, at the time of the CBOV Shareholders' Meeting, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the CBOV Shareholders' Meeting. All documents that CBI is responsible for filing with the SEC or any other regulatory authority in connection with the transactions contemplated, hereby will comply as to form in all material respects with the provisions of applicable law, including applicable provisions of federal and state securities law.

                  (t) BROKERS AND FINDERS. Neither CBI nor any CBI Subsidiary, nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the transactions contemplated herein, except for the McKinnon & Company, Inc.

                  (u) REPURCHASE AGREEMENTS. With respect to all agreements pursuant to which CBI or any CBI Subsidiary has purchased securities subject to an agreement to resell, if any, CBI or such CBI Subsidiary, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

                  (v) ADMINISTRATION OF TRUST ACCOUNTS. CBI and CBI Subsidiaries have properly administered, in all respects material and which could reasonably be expected to be material to the business, operations or financial condition of CBI and CBI Subsidiaries, taken as a whole, all accounts for which they act as fiduciaries including but not limited to accounts for which they serve as trustees, agents, custodians, personal representatives, guardians, conservators or investment advisors, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither CBI nor a CBI Subsidiary, nor any director, officer or employee of CBI or a CBI Subsidiary has committed any breach of trust with respect to any such fiduciary account which is material to or could reasonably be expected to be material to the business, operations or financial condition of CBI, or a CBI Subsidiary, taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects.

                  (w) ENVIRONMENTAL MATTERS. (1) Except as Previously Disclosed, to the best of CBI's knowledge, neither CBI nor any CBI Subsidiary owns or leases any properties affected by toxic waste, radon gas or other hazardous conditions or constructed in part with the use of asbestos. Each of CBI and the CBI Subsidiaries is in substantial compliance with all Environmental Laws applicable to real or personal properties in which it has a direct fee ownership or, with respect to a direct interest as lessee, applicable to the leasehold premises or, to the best knowledge of CBI and the CBI Subsidiaries, the premises on which the leasehold is situated. Neither CBI nor any CBI Subsidiary has received any Communication alleging that CBI or such CBI Subsidiary is not in such compliance and, to the best knowledge of CBI and the CBI Subsidiaries, there are no present circumstances (including Environmental Laws that have been adopted but are not yet effective) that would prevent or interfere with the continuation of such compliance.

                  (2) There are no legal, administrative, arbitral or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition, on CBI and the CBI Subsidiaries of any liability arising under any Environmental Laws pending or, to the best knowledge of CBI and the CBI Subsidiaries, threatened against (A) CBI or any CBI Subsidiary, (B) any person or entity whose liability for any Environmental Claim, CBI or any CBI Subsidiary has or may have retained or assumed either contractually or by operation of law, or (C)any real or personal property which CBI or any CBI Subsidiary owns or leases, or has been or is judged to have managed or to have supervised or participated in the management of, which liability might have a material adverse effect on the business, financial condition or results of operations of CBI. CBI and the CBI Subsidiaries are not subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

                  (3) To the best knowledge of CBI and the CBI Subsidiaries, there are no legal, administrative, arbitral or other proceedings, or Environmental Claims or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition, on CBI or any CBI Subsidiary of any liability arising under any Environmental Laws pending or threatened against any real or personal property in which CBI or any CBI Subsidiary holds a security interest in connection with a loan or a loan participation which liability might have a material adverse effect on the business, financial condition or results of operations of CBI. CBI and the CBI Subsidiaries are not subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

                  (4) With respect to all real and personal property owned or leased by CBI or any CBI Subsidiary, other than OREO, CBI has made available to CBOV copies of any environmental audits, analyses and surveys that have been prepared relating to such properties. With respect to all OREO held by CBI or any CBI Subsidiary and all real or personal property which CBI or any CBI Subsidiary has been or is judged to have managed or to have supervised or participated in the management of, CBI has made available to CBOV the information relating to such OREO available to CBI. CBI and the CBI Subsidiaries are in compliance in all material respects with all recommendations contained in any environmental audits, analyses and surveys relating to any of the properties, real or personal, described in this subsection (4).

                  (5) There are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge or disposal of any Materials of Environmental Concern, that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws currently in effect or adopted but not yet effective against CBI or any CBI Subsidiary or against any person or entity whose liability for any Environmental Claim CBI or any CBI Subsidiary has or may have retained or assumed either contractually or by operation of law.

                                    ARTICLE 4

                       CONDUCT PRIOR TO THE EFFECTIVE DATE

         4.1 ACCESS TO RECORDS AND PROPERTIES. CBOV will keep CBI, and CBI will keep CBOV advised of all material developments relevant to their respective businesses prior to consummation of the Reorganization. Prior to the Effective Date, CBI, on the one hand, and CBOV on the other, agree to give to the other party reasonable access to all the premises and books and records (including tax returns filed and those in preparation) of it and its subsidiaries and to cause its officers to furnish the other with such financial and operating data and other information with respect to the business and properties as the other shall from time to time request for the purposes of verifying the warranties and representations set forth herein; provided, however, that any such investigation shall be conducted in such manner as not to interfere unreasonably with the operation of the respective business of the other.

         4.2 CONFIDENTIALITY. Between the date of this Agreement and the Effective Date, CBI and CBOV each will maintain in confidence, and cause its directors, officers, employees, agents and advisors to maintain in confidence, and not use to the detriment of the other party, any written, oral or other information obtained in confidence from the other party or a third party in connection with this Agreement or the transactions contemplated hereby unless such information is already known to such party or to others not bound by a duty of confidentiality or unless such information becomes publicly available through no fault of such party, unless use of such information is necessary or appropriate in making any filing or obtaining any consent or approval required for the consummation of the transactions contemplated hereby or unless the furnishing or use of such information is required by or necessary or appropriate in connection with legal proceedings. If the Reorganization is not consummated, each party will return or destroy as much of such written information as may reasonably be requested.

         4.3 REGISTRATION STATEMENT, PROXY STATEMENT AND SHAREHOLDER APPROVAL. The Board of Directors of CBOV, and the Board of Directors of CBI, each will duly call and will hold a meeting of their respective shareholders as soon as practicable for the purpose of approving the Reorganization (the "CBOV Shareholders' Meeting" and the "CBI Shareholders' Meeting", respectively) and, subject to the fiduciary duties of the Board of Directors of CBOV and of CBI (as advised in writing by its counsel), CBOV and CBI each shall use its best efforts to solicit and obtain votes of the holders of its Common Stock in favor of the Reorganization and will comply with the provisions in their respective Articles of Incorporation and Bylaws relating to the call and holding of a meeting of shareholders for such purpose; each member of the Board of Directors of CBOV and CBI shall vote all shares of CBOV Common Stock and CBI Common Stock under his control (and not held in a fiduciary capacity) in favor of the Reorganization; and CBOV and CBI shall, at the other's request, recess or adjourn the meeting if such recess or adjournment is deemed by the other to be necessary or desirable. CBI and CBOV will prepare jointly the proxy statement/prospectus to be used in connection with the CBOV Shareholders' Meeting and the CBI Shareholders' Meeting (the "Joint Proxy Statement"). CBI will prepare and file with the SEC the Registration Statement, of which such Joint Proxy Statement shall be a part and will use its best efforts to have the Registration Statement declared effective as promptly as possible. When the Registration Statement or any post-effective amendment or supplement thereto shall become effective, and at all times subsequent to such effectiveness, up to and including the date of the Meeting, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by CBOV relating to CBOV and by CBI relating to the CBI Companies, (i) will comply in all material respects with the provisions of the Securities Act of 1933 and any other applicable statutory or regulatory requirements, including applicable state blue-sky and securities laws, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading; provided, however, in no event shall any party hereto be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement made in reliance upon, and in conformity with, written information concerning another party furnished by such other party specifically for use in the Registration Statement.

         4.4 OPERATION OF THE BUSINESS OF CBOV AND CBI. CBOV and CBI each agrees that from the date hereof to the Effective Date it will operate its business substantially as presently operated and only in the ordinary course, and, consistent with such operation, it will use its best efforts to preserve intact its relationships with persons having business dealings with it. Without limiting the generality of the foregoing, CBOV and CBI each agrees that it will not, without the prior written consent of the other:

                  (a) Make any change in its authorized capital stock, or issue or sell any additional shares of, securities convertible into or exchangeable for, or options, warrants or rights to purchase, its capital stock, nor shall it purchase, redeem or otherwise acquire any of its outstanding shares of capital stock, provided that CBI and CBOV each may issue shares of common stock pursuant to options granted or issued prior to the date hereof:

                  (b) Voluntarily make any changes in the composition of its officers, directors or other key management personnel;

                  (c) Make any change in the compensation or title of any officer, director of key management employee or make any change in the compensation or title of any other employee, other than permitted by current employment policies in the ordinary course of business, any of which changes shall be reported promptly to the other party;

                  (d) Enter into any bonus, incentive compensation, stock option, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan or any employment or consulting agreement;

                  (e) Incur any obligation or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge, or encumber any of its assets, nor dispose of any of its assets in any other manner, except in the ordinary course of its business and for adequate value, or as otherwise specifically permitted in this Agreement;

                  (f) Except as permitted by Section 4.4(a) hereof, issue or contract to issue any shares of its Common Stock, options for shares of its Common Stock, or securities exchangeable for or convertible into such shares;

                  (g) Knowingly waive any right to substantial value:

                  (h) Enter into material transactions otherwise than in the ordinary course of its business;

                  (i) Alter, amend or repeal its Bylaws or Articles of Incorporation; or

                  (j) Propose or take any other action which would make any representation or warranty in Section 3.1 or Section 3.2 hereof untrue.

         4.5 DIVIDENDS. CBI and CBOV each agree that the other may declare and pay only regular periodic cash dividends in the ordinary course of business and consistent with past practice from the date of this Agreement through the Effective Date.

         4.6 NO SOLICITATION. (a) Unless and until this Agreement shall have been terminated pursuant to its terms, neither CBOV nor any of its officers, directors, representatives or agents shall, directly or indirectly, (i) encourage, solicit or initiate discussions or negotiations with any person other than CBI concerning any merger, share exchange, sale of substantial assets, tender offer, sale of shares of capital stock or similar transaction involving CBOV, (ii) enter into any agreement with any third party providing for a business combination transaction, equity investment or sale of a significant amount of assets, or (iii) furnish any information to any other person relating to or in support of such transaction. CBOV will promptly communicate to CBI the terms of any proposal which it may receive in respect to any of the foregoing transactions.

            (b) Unless and until this Agreement shall have been terminated pursuant to its terms, neither CBI nor any of its officers, directors, representatives or agents shall, directly or indirectly, (i) encourage, solicit or initiate discussions or negotiations with any person other than CBOV concerning any merger, share exchange, sale of substantial assets, tender offer, sale of shares of capital stock or similar transaction involving CBI, (ii) enter into any agreement with any third party providing for a business combination transaction, equity investment or sale of a significant amount of assets, or (iii) furnish any information to any other person relating to or in support of such transaction. CBI will promptly communicate to CBOV the terms of any proposal which it may receive in respect to any of the foregoing transactions.

         4.7 REGULATORY FILINGS. CBI and CBOV shall prepare jointly all regulatory filings required to consummate the transactions contemplated by the Agreement and the Plan of Share Exchange and submit the filings for approval with the Federal Reserve Board and the SCC, and any other governing regulatory authority, as soon as practicable after the date hereof. CBI and CBOV shall use their best efforts to obtain approvals of such filings.

         4.8 PUBLIC ANNOUNCEMENTS. Each party will consult with the other before issuing any press release or otherwise making any public statements with respect to the Reorganization and shall not issue any such press release or make any such public statement prior to such consultations except as may be required by law.

         4.9 NOTICE OF BREACH. CBI and CBOV will give written notice to the other promptly upon becoming aware of the impending or threatened occurrence of any event which would cause or constitute a breach of any of the representations, warranties or covenants made to the other party in this Agreement and will use its best efforts to prevent or promptly remedy the same.

         4.10 ACCOUNTING TREATMENT. CBI and CBOV shall each use their best efforts to ensure that the Reorganization qualifies for pooling-of-interests accounting treatments.

         4.11 REORGANIZATION CONSUMMATION. Subject to the terms and conditions of this Agreement, each party shall use its best efforts in good faith to take, or cause to be taken, all actions, and to do or cause to be done all things necessary, proper or desirable, or advisable under applicable laws, as promptly as practicable so as to permit consummation of the Reorganization at the earliest possible date, consistent with Section 1.3 herein, and to otherwise enable consummation of the transactions contemplated hereby and shall cooperate fully with the other parties hereto to that end, and each of CBOV and CBI shall use, and shall cause each of their respective subsidiaries to use, its best efforts to obtain all consents (governmental or other) necessary or desirable for the consummation of the transactions contemplated by this Agreement.

         4.12 AMENDMENT TO ARTICLES OF INCORPORATION. At the CBI Shareholders' Meeting, the CBI Board of Directors shall solicit the approval of the shareholders of CBI of an amendment to the Articles of Incorporation of CBI sufficient to permit the appointment of all CBOV Directors to the CBI Board in accordance with Section 1.2 hereof.

         4.13 EMPLOYMENT CONTRACTS. CBI and CBOV each will use its best efforts to cause all employment contracts to which it is a party to be amended in the manner described in Section 6.1(h).

                                    ARTICLE 5

                              Additional AgreementS

         5.1 CONVERSION OF STOCK OPTIONS. (a) On the Effective Date, all rights with respect to CBOV Common Stock pursuant to stock options ("CBOV Options") granted by CBOV under a CBOV stock option plan which are outstanding on the Effective Date, whether or not they exercisable, shall be converted into and become rights with respect to CBI Common Stock, and CBI shall assume each CBOV Option in accordance with the terms of the stock option plan under which it was issued and the stock option agreement by which it is evidenced. From the Effective Date forward, (i) each CBOV Option assumed by CBI may be excised solely for shares of CBI Common Stock, (ii) the number of shares of CBI Common Stock subject to each CBOV Option shall be equal to the number of shares of CBOV Common Stock subject to such option immediately prior to the Effective Date multiplied by the Exchange Ratio and (iii) the per share exercise price under each such CBOV Option shall be adjusted by dividing the per share exercise price under each such option by the Exchange Ratio and rounding down to the nearest cent; provided, however, that the terms of each CBOV Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction after the Effective Date. It is intended that the foregoing assumption shall be undertaken in a manner that will not constitute a "modification" as defined in
Section 425 of the Code, as to any stock option which is an "incentive stock option."

         5.2 ACCOUNTING TREATMENT. This Reorganization shall qualify for pooling-of-interests accounting treatment.

         5.3 BENEFIT PLANS. Upon consummation of the Reorganization, as soon as administratively practicable and subject to CBI's best efforts, employees of CBOV shall be entitled to participate in CBI pension, benefit, health and similar plans on the same terms and conditions as employees of CBI and its subsidiaries, without waiting periods or exceptions for pre-existing conditions and giving effect to years of service with CBOV as if such service were with CBI. Alternatively, subject to applicable law, CBOV may maintain any or all of the CBOV employee benefit plans that currently are in effect. Provided employment contracts are amended in the manner described in Section 6.1(h), CBI also shall assume and honor in accordance with their terms as in effect on the date hereof (or as amended after the date hereof with the prior written consent of CBI), all employment, severance, consulting and other compensation contracts and agreements Previously Disclosed and executed in writing by CBOV on the one hand and any individual current or former director, officer or employee thereof on the other hand, including the CBOV Directors' deferred fee plan, copies of which have previously been delivered by CBOV to CBI.

         5.4 INDEMNIFICATION. CBI agrees that following the Effective Date, it shall indemnify and hold harmless any person who has rights to indemnification from CBOV, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to Virginia law and CBOV's Articles of Incorporation or Bylaws, as in effect on the date of this Agreement, to the extent legally permitted to do so, with respect to matters occurring on or prior to the Effective Date. CBI further agrees that any such person who has rights to indemnification pursuant to this Section 5.4 is expressly made a third party beneficiary of this Section 5.4 and may directly, in such person's personal capacity, enforce such rights through an action at law or in equity or through any other manner or means of redress allowable under Virginia law to the same extent as if such person were a party hereto. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification, CBI shall direct, at the election of the party to be indemnified, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between CBI and the indemnified party. CBI shall use its reasonable best efforts to maintain CBOV's existing directors' and officers' liability policy, or some other policy, including CBI's existing policy, providing at least comparable coverage, covering persons who are currently covered by such insurance of CBOV on terms no less favorable than those in effect on the date hereof.

                                    ARTICLE 6

                        CONDITIONS TO THE REORGANIZATION

         6.1 CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE
REORGANIZATION. The respective obligations of each of CBI and CBOV to effect the Reorganization and the other transaction contemplated by this Agreement shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following conditions:

                  (a) SHAREHOLDER APPROVALS. Shareholders of CBOV and of CBI shall have approved all matters relating to this Agreement and the Reorganization required to be approved by such shareholders in accordance with Virginia law.

                  (b) REGULATORY APPROVALS. This Agreement and the Plan of Share Exchange shall have been approved by the Federal Reserve, the SCC, and any other regulatory authority whose approval is required for consummation of the transactions contemplated hereby, and such approvals shall not have imposed any condition or requirement which would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Reorganization in the reasonable opinion of the Board of Directors of CBI or CBOV.

                  (c) REGISTRATION STATEMENT. The Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order.

                  (d) TAX OPINION. CBI and CBOV shall have received an opinion of Williams, Mullen, Christian & Dobbins, or other counsel reasonably satisfactory to CBI and CBOV, to the effect that the Reorganization will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code and that no gain or loss will be recognized by the shareholders of CBOV to the extent they receive CBI Common Stock solely in exchange for their CBOV Common Stock in the Reorganization.

                  (e) ACCOUNTANTS' LETTER. CBI and CBOV shall have received a letter, dated as of the Effective Date, from Mitchell, Wiggins & Company, satisfactory in form and substance to each of CBI and CBOV, that the Reorganization will qualify for pooling-of-interests accounting treatment under generally accepted accounting principles.

                  (f) OPINIONS OF COUNSEL. CBOV shall have delivered to CBI and CBI shall have delivered to CBOV opinions of counsel, dated as of the Effective Date, as to such matters as they may each reasonably request with respect to the transactions contemplated by this Agreement and in a form reasonably acceptable to each of them.

                  (g) LEGAL PROCEEDINGS. Neither CBI nor CBOV shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Reorganization.

                  (h) EMPLOYMENT CONTRACTS. All employment contracts of CBI and CBOV shall have been effectively amended in order that the Reorganization shall not be considered a change of control that would entitle any employee of CBI or CBOV to any special severance payments after the Effective Date.

         6.2 CONDITIONS TO OBLIGATIONS OF CBI. The obligations of CBI to effect the Reorganization shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

                  (a) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties contained herein of CBOV shall be true and correct as of the date of this Agreement and upon the Effective Date with the same effect as though all such representations and warranties had been made on the Effective Date, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (ii) as expressly contemplated by this Agreement, or (iii) for representations and warranties the inaccuracies of which relate to matters that, individually or in the aggregate, do not materially adversely affect the Reorganization and the other transactions contemplated by this Agreement and CBI shall have received a certificate or certificates signed by the Chief Executive Officer and Chief Financial Officer of CBOV dated the Effective Date, to such effect.

                  (b) PERFORMANCE OF OBLIGATIONS. CBOV shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date, and CBI shall have received a certificate signed by the Chief Executive Officer of CBOV to that effect.

                  (c) AFFILIATE LETTERS. Each shareholder of CBOV who may be deemed by counsel for CBI to be an "affiliate" of CBOV within the meaning under the Securities Act of 1933 and the rules and regulations thereunder shall have executed and delivered a commitment and undertaking to the effect that (1) such shareholder will dispose of the shares of CBI Common Stock received by him in connection with the Reorganization only in accordance with the Securities Act of 1933 and the rules and regulations thereunder and in a manner that would not prevent the Reorganization from qualifying for pooling-of-interests accounting treatment; (2) such shareholders will not dispose of any such shares until CBI has received an opinion of counsel acceptable to it that such proposed disposition will not violate the provisions of any applicable security laws; and (3) the certificates representing said shares may bear a conspicuous legend referring to the foregoing restrictions.


                  (d) INVESTMENT BANKING LETTER. CBI shall have received a written opinion in form and substance satisfactory to CBI from McKinnon & Company, Inc. addressed to CBI and dated the date the Proxy Statement/Prospectus is mailed to shareholders of CBI, or in the alternative on the Effective Date, to the effect that the terms of the Reorganization, including the Exchange Ratio, are fair, from a financial point of view, to CBI. At its option CBI may require that such fairness opinion be updated as of the Effective Date and, in such event, it shall also be a condition to CBI'S obligation to consummate the Reorganization that CBI receive such updated fairness opinion.

         6.3 CONDITIONS TO OBLIGATIONS OF CBOV. The obligations of CBOV to effect the Reorganization shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

                  (a) REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties contained herein of CBI shall be true and correct as of the date of this Agreement and upon the Effective Date with the same effect as though all such representations and warranties had been made on the Effective date, except (i) for any such representations and warranties made as of a specified date, which shall be true and correct as of such date, (ii) as expressly contemplated by this Agreement, or (iii) for representations and warranties the inaccuracies of which relate to matters that, individually or in the aggregate, do not materially adversely affect the Reorganization and the other transactions contemplated by this Agreement and CBOV shall have received a certificate or certificates signed by the Chief Executive Officer and Chief Financial Officer of CBI dated the Effective Date, to such effect.

                  (b) PERFORMANCE OF OBLIGATIONS. CBI shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date, and CBOV shall have received a certificate signed by Chief Executive Officer of CBI to that effect.

                  (c) INVESTMENT BANKING LETTER. CBOV shall have received a written opinion in form and substance satisfactory to CBOV from McKinnon & Company, Inc. addressed to CBOV and dated the date the Proxy Statement/Prospectus is mailed to shareholders of CBOV, to the effect that the terms of the Reorganization, including the Exchange Ratio, are fair, from a financial point of view, to CBOV. At its option, CBOV may require that such fairness opinion be updated as of the Effective Date and, in such event, it shall also be a condition to CBOV's obligation to consummate the Reorganization that CBOV receive such updated opinion.

                  (d) AMENDMENT TO ARTICLES OF INCORPORATION. The Articles of Incorporation of CBI shall have been amended to permit the appointment of all CBOV Directors to the CBI Board in accordance with Section 1.2 hereof.

                                    ARTICLE 7

                                   TERMINATION

         7.1 TERMINATION. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement and the Plan of Share Exchange by the shareholders of CBI and CBOV, this Agreement may be terminated and the Reorganization abandoned at any time prior to the Effective Date:

                  (a) By the mutual consent of the Board of Directors of each of CBI and CBOV;

                  (b) By the respective Boards of Directors of CBI or CBOV if the conditions set forth in Section 6.1 have not been met or waived by CBI and CBOV;

                  (c) By the Board of Directors of CBI if the conditions set forth in Section 6.2 have not been met or waived by CBI;

                  (d) By the Board of Directors of CBOV if the conditions set forth in Section 6.3 have not been met or waived by CBOV;

                  (e) By the respective Boards of Directors of CBI or CBOV if the Reorganization is not consummated by August 31, 1996.

                  (f)(i) By the Board of Directors of CBI if the Board of Directors of CBOV receives a subsequent offer to acquire CBOV and does not within fourteen (14) days after receipt of such subsequent offer confirm in writing to CBI that each member of the Board of Directors of CBOV supports the Reorganization, will vote his shares of CBOV Common Stock in favor of the Reorganization, and will recommend to the shareholders of CBOV that they approve the Reorganization.

                  (ii) By the Board of Directors of CBOV if the Board of Directors of CBI receives a subsequent offer to acquire CBI and does not within fourteen (14) days after receipt of such subsequent offer confirm in writing to CBOV that each member of the Board of Directors of CBI supports the Reorganization, will vote his shares of CBI Common Stock in favor of the Reorganization, and will recommend to the shareholders of CBI that they approve the Reorganization.

                  (g) By the Board of Directors of CBOV if, before the Effective Date, CBI shall enter into any agreement or letter of intent providing for the direct or indirect acquisition of substantially all of the assets and liabilities or voting stock of CBI.

         7.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this agreement and the Reorganization pursuant to Section 7.1, this Agreement shall become void and have no effect, except that (i) the last sentence of Section 4.2 and all of Sections 4.8 and 7.4 shall survive any such termination and abandonment and (ii) no party shall be relieved or released from any liability arising out of an intentional breach of any provision of this Agreement.

         7.3 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS. Except for Sections 1.2, 1.4, 2.1, 2.2, 2.3, 2.4, 5.3, 5.4 and 7.4 of this Agreement, none of the respective representations and warranties, obligations, covenants and agreements of the parties shall survive the Effective Date, provided that no such representations, warranties, obligations, covenants and agreements shall be deemed to be terminated or extinguished so as to deprive CBI or CBOV (or any director, officer, or controlling person thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including without limitation any shareholder or former shareholder of either CBI or CBOV.

         7.4 EXPENSES. The parties provide for the payment of expenses as follows:

                  (a) Except as provided below, each of the parties shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated herein, including fees and expenses of its own consultants, investment bankers, accountants and counsel.

                  (b) Notwithstanding the provisions of Section 7.4(a) hereof, if for any reason the Reorganization is not approved by the shareholders of either party as required, that party shall bear and pay 50% of the costs and expenses incurred by the other party with respect to the fees and expenses of accountants, counsel, printers and persons involved in the transactions contemplated by this Agreement, including the preparation of the Registration Statement and the Joint Proxy Statement.

                  (c) If this Agreement is terminated by CBI or CBOV because of a willful and material breach by the other of any representation, warranty, covenant, undertaking or restriction set forth herein, and provided that the terminating party shall not have been in breach (in any material respect) of any representation and warranty, covenant, undertaking or restriction contained herein, then the breaching party shall bear and pay all such costs and expenses of the other party, including fees and expenses of consultants, investment bankers, accountants, counsel, printers, and persons involved in the transactions contemplated by this Agreement, including the preparation of the Registration Statement and the Joint Proxy Statement.

                  (d) (i) If this Agreement is terminated by CBI pursuant to
Section 7.1(f)(i), then CBOV shall pay all of the costs and expenses incurred by CBI relating to the Reorganization including, fees and expenses of consultants, investment bankers, accountants, counsel, printers and persons involved in the transactions contemplated by this Agreement, including the preparation of the Registration Statement and the Joint Proxy Statement.


                  (ii)   If this Agreement is terminated by CBOV pursuant to
Section 7.1(f)(ii),
then CBI shall pay all of the costs and expenses incurred by CBOV relating to the Reorganization including, fees and expenses of consultants, investment bankers, accountants, counsel, printers and persons involved in the transactions contemplated by this Agreement, including the preparation of the Registration Statement and the Joint Proxy Statement.


                  (e) Any liability to the other incurred by CBOV or CBI pursuant to this Section 7.4 shall not exceed a total of $50,000.

                  (f) Final settlement with respect to the payment of such fees and expenses by the parties shall be made within thirty (30) days after the termination of this Agreement.

                                    ARTICLE 8

                               GENERAL PROVISIONS

         8.1 ENTIRE AGREEMENT. This Agreement contains the entire agreement among CBI and CBOV with respect to the Reorganization and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

         8.2 WAIVER AND AMENDMENT. Any term or provision of this Agreement may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by written instructions duly executed by the parties hereto at any time, whether before or after the meetings of CBOV and CBI shareholders referred to in Section 6.1(a) hereof, except statutory requirements and requisite approvals of shareholders and regulatory authorities.

         8.3 DESCRIPTIVE HEADINGS. Descriptive headings are for convenience only and shall not control or affect the meaning and construction of any provisions of this Agreement.

         8.4 GOVERNING LAW. Except as required otherwise or otherwise indicated herein, this Agreement shall be construed and enforced according to the laws of the Commonwealth of Virginia.

         8.5 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows:

         If to CBI:

                  Nathan S. Jones, 3rd, President
                  Community Bankshares Incorporated
                  200 North Sycamore Street
                  Petersburg, Virginia  23804
                  (Tel. 804-861-2320)

         Copy to:

                  Wayne A. Whitham, Jr.
                  Williams, Mullen, Christian & Dobbins
                  1021 East Cary Street
                  P.O. Box 1320
                  Richmond, Virginia 23210-1320
                  (Tel. 804-783-6473)

         If to CBOV:

                  Richard C. Huffman, President
                  Commerce Bank of Virginia
                  Post Office Box 29569
                  Richmond, Virginia  23242-0569
                  (Tel. 804-360-2222)

         Copy to:

                  Sam T. Beale
                  Beale, Balfour and Davidson
                  701 East Franklin Street, #1200
                  Richmond, Virginia  23219
                  (Tel. 804-788-1500)

         8.6 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement.

         8.7 SEVERABILITY. In the event any provisions of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

         8.8 BROKERS AND FINDERS. Except for McKinnon & Company, Inc. as to CBI and McKinnon & Company, Inc. as to CBOV, each of the parties represents and warrants that neither it nor any of its officers, directors, employees, affiliates, or subsidiaries has employed any broker or finder or incurred any liability for any financial advisory fees, investment banker's fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of any claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by either

CBI or CBOV, CBI or CBOV, as the case may be, agrees to indemnify and hold the other party harmless of and from any such claim.

         8.9 SUBSIDIARIES. All representations, warranties, and covenants herein, where pertinent, include and shall apply to the wholly owned subsidiaries belonging to the party making such representations, warranties, and covenants.




                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the dates first written above.

                                       Community Bankshares Incorporated

                                       By: /s/ Nathan S. Jones, 3rd

                                               Nathan S. Jones, 3rd
                                               President and Chief
                                               Executive Officer

ATTEST:

/s/ Phillip H. Kirkpatrick
- --------------------------
Secretary

                                       Commerce Bank of Virginia

                                       By: /s/ Richard C. Huffman
                                               -------------------
                                               Richard C. Huffman
                                               President and Chief
                                               Executive Officer

ATTEST:

/s/ Sam T. Beale
- ----------------
Secretary

                           COMMERCE BANK OF VIRGINIA
                               BOARD OF DIRECTORS

         Each of the undersigned members of the Board of Directors of Commerce Bank of Virginia agrees to be bound by his personal obligations as provided in
Section 4.3 and 4.6 of this Agreement.

/s/ Sam T. Beale
Sam T. Beale

/s/ James R. V. Daniel
James R. V. Daniel

/s/ James E. Bloom
James E. Bloom

/s/ Ralph Fields
Ralph Fields

/s/ David E. Hudgins
David E. Hudgins

/s/ Barry M. Kornblau
Barry M. Kornblau

/s/ Lawrence B. Nuckols
Lawrence B. Nuckols

/s/ John D. Seal, III
John D. Seal, III

/s/ R. C. Huffman
R. C. Huffman

                       COMMUNITY BANKSHARES INCORPORATED
                               BOARD OF DIRECTORS

         Each of the undersigned members of the Board of Directors of Community Bankshares Incorporated agrees to be bound by his personal obligations as provided in Section 4.3 and 4.6 of this Agreement.

/s/ Lawrence F. DeSouza
Lawrence F. DeSouza

/s/ Elinor B. Marshall
Elinor B. Marshall

/s/ Alvin L. Sheffield
Alvin L. Sheffield

/s/ James A. Boyd
James A. Boyd

/s/ Phillip H. Kirkpatrick
Dr. Phillip H. Kirkpatrick

/s/ Louis C. Shell
Louis C. Shell

/s/ B. Glenn Holden
Dr. B. Glenn Holden

/s/ Nathan S. Jones, 3rd
Nathan S. Jones, 3rd

/s/ Harold L. Vaughn
Harold L. Vaughn

/s/ W. Courtney Wells
W. Courtney Wells

                                                             EXHIBIT A
                                                             TO THE
                                                             AGREEMENT AND PLAN
                                                             OF REORGANIZATION

                             PLAN OF SHARE EXCHANGE
                                    BETWEEN
                           COMMERCE BANK OF VIRGINIA
                                      AND
                       COMMUNITY BANKSHARES INCORPORATED

         Pursuant to this Plan of Share Exchange ("Plan of Share Exchange"), Commerce Bank of Virginia ("CBOV"), a Virginia state bank, shall become a wholly-owned subsidiary of Community Bankshares Incorporated ("CBI"), a Virginia corporation pursuant to a share exchange under Section 13.1-717 of the Virginia Stock Corporation Act.

                                   ARTICLE 1

                          TERMS OF THE SHARE EXCHANGE

         1.1 THE SHARE EXCHANGE. Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of December 12, 1995 between CBOV and CBI, at the Effective Date, CBOV shall become a wholly-owned subsidiary of CBI through the exchange of each outstanding share of common stock of CBOV for shares of the common stock of CBI in accordance with Section 2.1 of this Plan of Share Exchange and pursuant to a share exchange under Section 13.1-717 of the Virginia Stock Corporation Act (the "Share Exchange"). At the Effective Date, the Share Exchange shall have the effect as provided in Section 13.1-721 of the Virginia Stock Corporation Act.

         1.2 ARTICLES OF INCORPORATION AND BYLAWS. The Articles of Incorporation and Bylaws of CBI in effect immediately prior to the consummation of the Share Exchange shall remain in effect following the Effective Date until otherwise amended or repealed.

         1.3 MANAGEMENT AND BUSINESS OF CBOV AND CBI. The directors, officers and employees of CBOV will not change as a result of the Reorganization. The members of the CBOV Board shall become directors of CBI on the Effective Date. When the CBOV directors become directors of CBI, three members of the CBOV Board shall become members of each of the three classes of CBI Directors, as determined by the CBOV Board. The CBOV Directors appointed to Class I shall serve until the 1998 annual meeting of shareholders; those appointed to Class II shall serve until the 1999 annual meeting of shareholders; and those appointed to Class III shall serve until the 1997 annual meeting of shareholders. The parties anticipate that immediately before the Effective Date CBI will have ten directors and CBOV will have nine directors. As a result of the Reorganization, CBI will have 19 directors on and after the Effective Date. It is the intention of CBI and CBOV that after the Effective Date, directors of

CBOV, or individuals designated by directors of CBOV, shall continue to constitute nine nineteenths (9/19) of the Board of CBI and the parties shall use their best efforts to maintain that ratio. The parties also acknowledge, however, that such ratio might change as a result of unanticipated events, including, for example, the acquisition in the future of another bank by CBI. The parties intend that after the Effective Date, the chief executive officer of CBOV and the chief executive officer of The Community Bank, a wholly owned subsidiary of CBI, each will attend the meetings of the other's Board of Directors.

                                   ARTICLE 2

                          MANNER OF EXCHANGING SHARES

         2.1 CONVERSION OF SHARES. Upon, and by reason of, the Share Exchange becoming effective pursuant to the issuance of a Certificate of Share Exchange by the Virginia State Corporation Commission, no cash, except as set forth in
Section 2.3 below, shall be allocated to the shareholders of CBOV, and stock shall be issued and allocated as follows:

                  (a) Each share of common stock, par value $3.50 per share, of CBOV ("CBOV Common Stock") issued and outstanding immediately prior to the Effective Date shall, by operation of law, be automatically exchanged for 1.4044 (the "Exchange Ratio") shares of common stock of CBI, par value $3.00 per share (CBI Common Stock), plus cash for fractional shares. Each holder of a certificate representing any shares of CBOV Common Stock upon the surrender of his CBOV stock certificates to CBI, duly endorsed for transfer in accordance with Section 2.2 below, will be entitled to receive in exchange therefor a certificate or certificates representing the number of shares of CBI Common Stock that his shares shall be converted into pursuant to the Exchange Ratio. Each such holder of CBOV Common Stock shall have the right to receive any dividends previously declared but unpaid as to such stock and the consideration described in Sections 2.1 and 2.4 upon the surrender of such certificate in accordance with Section 2.3. In the event CBI changes the number of shares of CBI Common Stock issued and outstanding prior to the Effective Date as a result of any stock split, stock dividends, recapitalization or similar transaction with respect to the outstanding CBI Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted.

                  (b) Shares of CBOV Common Stock issued and outstanding shall, by virtue of the Reorganization, continue to be issued and outstanding shares held by CBI.

         2.2 CONVERSION OF STOCK OPTIONS. (a) On the Effective Date, all rights with respect to CBOV Common Stock pursuant to stock options ("CBOV Options") granted by CBOV under a CBOV stock option plan which are outstanding on the Effective Date, whether or not then exercisable, shall be converted into and become rights with respect to CBI Common Stock, and CBI shall assume each CBOV Option in accordance with the terms of the stock option plan under which it was issued and the stock option agreement by which it is evidenced. From the Effective Date forward, (i) each CBOV Option assumed by CBI may be exercised solely for shares of CBI Common Stock, (ii) the number of shares of CBI Common Stock subject to each CBOV Option shall be equal to the number of shares of CBOV Common Stock subject to such option immediately prior to the Effective Date multiplied by the Exchange Ratio and (iii) the per share exercise price under each such CBOV Option shall be adjusted by dividing the per share exercise price under each such option by the Exchange Ratio and rounding down to the nearest cent; provided, however, that the terms of each CBOV Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction after the Effective Date. It is intended that the forgoing assumption shall be undertaken in a manner that will not constitute a "modification" as defined in
Section 425 of the Code, as to any stock option which is an "incentive stock option."

                  (b) Pursuant to approval of this Plan of Share Exchange, the CBI stock option plan shall be amended to increase the number of authorized shares to cover the conversion of the CBOV Options into options to purchase CBI common stock pursuant to Section 2.2(a) above and to otherwise provide for conversion of the CBOV Options as described herein.

         2.3 MANNER OF EXCHANGE. As promptly as practicable after the Effective Date, CBI shall cause The Community Bank, acting as the exchange agent ("Exchange Agent") to send to each former shareholder of record of CBOV immediately prior to the Effective Date transmittal materials for use in exchanging such shareholder's certificates of CBOV Common Stock (other than shares held by shareholders who perfect their dissenter's rights as provided under Section 2.5 hereof) for the consideration set forth in Section 2.1 above and Section 2.4 below. Any fractional share checks which a CBOV shareholder shall be entitled to receive in exchange for such shareholder's shares of CBOV Common Stock, and any dividends paid on any shares of CBI Common Stock that such shareholder shall be entitled to receive prior to the delivery to the Exchange Agent of such shareholder's certificates representing all of such shareholder's shares of CBOV Common Stock will be delivered to such shareholder only upon delivery to the Exchange Agent of the certificates representing all of such shares (or indemnity satisfactory to CBI and the Exchange Agent, in their judgment, if any of such certificates are lost, stolen or destroyed). No interest will be paid on any such fractional share checks or dividends to which the holder of such shares shall be entitled to receive upon such delivery.

         2.4 NO FRACTIONAL SHARES. No certificates or scrip for fractional shares of CBI Common Stock will be issued. In lieu thereof, CBI will pay the value of such fractional shares in cash on the basis of the book value per share of CBI Common Stock at the end of the calendar quarter that immediately precedes the Effective Date.

         2.5 DIVIDENDS. No dividend or other distribution payable to the holders of record of CBI Common Stock at or as of any time after the Effective Date shall be paid to the holder of any certificate representing shares of CBOV Common Stock issued and outstanding immediately prior to the Effective Date until such holder physically surrenders such certificate for exchange as provided in Section 2.3, promptly after which time all such dividends or distributions shall be paid by CBI (without interest).

         2.6 RIGHTS OF DISSENTING SHAREHOLDERS. Shareholders of CBOV who object to the Share Exchange will be entitled to the dissenters' rights and remedies set forth in sections 13.1-729 through 13.1-741 of the Virginia Stock Corporation Act.

                                   ARTICLE 3

                                  Termination

         This Plan of Share Exchange may be terminated at any time prior to the Effective Date by the parties hereto as provided in Article 7 of the Agreement and Plan of Reorganization, dated December 12, 1995, between the parties.

                      [This page intentionally left blank]

                       COMMUNITY BANKSHARES INCORPORATED

                     AMENDMENT TO ARTICLES OF INCORPORATION

                                   SECTION 8

         8. Directors. The number of Directors shall be as stated in the Corporation's bylaws, but the number of directors set forth in the bylaws cannot be increased by more than two during any 12-month period except (i) by the affirmative vote of holders of 85% of all shares of voting stock of the Corporation or (ii) in connection with a merger or share exchange to which the Corporation or a wholly owned subsidiary of the Corporation is a party, provided that the 85% voting requirement set forth in Article 9 does not apply to such merger or share exchange. In the absence of a bylaw, the number of Directors shall be three.

                  Commencing with the 1984 Annual Meeting of Stockholders, the Board of Directors shall be divided into three classes -- Class I, Class II and Class III -- as nearly equal in number as possible. At the 1984 Annual Meeting of Stockholders, directors of the first class (Class I) shall be elected to hold office for a term expiring at the 1985 Annual Meeting of Stockholders; directors of the second class (Class II) shall be elected to hold office for a term expiring at the 1986 Annual Meeting of Stockholders; and directors of the third class (Class III) shall be elected to hold office for a term expiring at the 1987 Annual Meeting of Stockholders. At each annual meeting of stockholders after 1984, the successors to the class of directors whose term shall then expire shall be identified as being of the same class as the directors they succeed and elected to hold office for a term expiring at the third succeeding annual meeting of stockholders. When the number of directors is changed, any newly-created directorships or any decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as possible.

         Subject to the rights of the holders of any series of Preferred Stock then outstanding, any vacancy occurring in the Board of Directors, including a vacancy resulting in an increase by not more than two in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which they have been elected expires. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

         Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director may be removed, without cause, but only by the affirmative vote of the holders of at least 85% of the outstanding shares of Common Stock.

                           COMMERCE BANK OF VIRGINIA






                              FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 1995 AND 1994 AND
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                           COMMERCE BANK OF VIRGINIA

                                    CONTENTS



      REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS    C -  2

      FINANCIAL STATEMENTS

        Statements of Condition                             C -  4

        Statements of Operations                            C -  5

        Statements of Stockholders' Equity                  C -  7

        Statements of Cash Flows                            C -  8

      NOTES TO FINANCIAL STATEMENTS                         C - 10

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors of
Commerce Bank of Virginia
Richmond, Virginia

We have audited the accompanying statements of condition of Commerce Bank of Virginia as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce Bank of Virginia at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



                                                   BDO Seidman, LLP


Richmond, Virginia
February 7, 1996

                                                       COMMERCE BANK OF VIRGINIA

                                                         STATEMENTS OF CONDITION




December 31,                                      1995            1994
- -------------------------------------------------------------------------------


   ASSETS

Cash and due from banks                       $ 3,971,894     $ 4,982,284
Federal funds sold                              3,763,000             -
Investment securities (Note 2)
  Held to maturity                             10,923,360      15,164,608
  Available for sale                            9,222,655             -
Loans receivable, net (Note 3)                 42,149,438      38,801,575
Other real estate owned                           316,855             -
Bank premises and equipment, net (Note 4)       1,823,125       1,461,589
Accrued interest receivable                       463,719         432,102
Other assets                                      306,345         243,544
- -------------------------------------------------------------------------------
                                              $72,940,391     $61,085,702
- -------------------------------------------------------------------------------

                                                       COMMERCE BANK OF VIRGINIA

                                                         STATEMENTS OF CONDITION


December 31,                                       1995            1994
- -------------------------------------------------------------------------------


   LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Deposits (Note 5)                                  $66,357,577     $55,811,525
  Federal funds purchased (Note 7)                            -          793,000
  Accrued interest payable                                72,042          37,346
  Deferred income taxes (Note 8)                          34,746          64,436
  Other liabilities                                      367,392         120,682
- --------------------------------------------------------------------------------

Total liabilities                                     66,831,757      56,826,989
- --------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 9, 10, 12 and 13)
- --------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (Notes 9, 10 and 11)
  Common stock, $3.50 par value; authorized
    1,500,000 shares issued; and outstanding
    501,264 and 431,223 shares                         1,754,424       1,509,281
  Capital surplus                                      2,045,823       1,240,352
  Retained earnings                                    2,240,940       1,509,080
  Net unrealized gain on securities available
    for sale (Note 2)                                     67,447             -
- --------------------------------------------------------------------------------


Total stockholders' equity                             6,108,634       4,258,713
- --------------------------------------------------------------------------------


                                                     $72,940,391     $61,085,702
- --------------------------------------------------------------------------------



                                 See accompanying notes to financial statements.

                                                       COMMERCE BANK OF VIRGINIA

                                                        STATEMENTS OF OPERATIONS


YEAR ENDED DECEMBER 31,                          1995             1994            1993
- -------------------------------------------------------------------------------------------
INTEREST AND DIVIDEND INCOME
  Loans                                       $4,207,636       $3,266,997      $2,786,466
  Investment securities
    U. S. Government agencies (taxable)          837,331          605,141         322,644
    Other securities (taxable)                   122,152          143,937         144,723
    State and County municipals (tax exempt)      47,513           64,655          56,439
    Federal Reserve Bank                           4,947            5,246           4,251
  Federal funds sold                             100,392          118,692         195,634
- -------------------------------------------------------------------------------------------


Total interest and dividend income             5,319,971        4,204,668       3,510,157
- -------------------------------------------------------------------------------------------


INTEREST EXPENSE
  Deposits                                     2,197,051        1,495,867       1,324,068
  Federal funds purchased (Note 7)                10,159            3,674             -
- -------------------------------------------------------------------------------------------


Total interest expense                         2,207,210        1,499,541       1,324,068
- -------------------------------------------------------------------------------------------


NET INTEREST INCOME                            3,112,761        2,705,127       2,186,089

PROVISION FOR LOAN LOSSES (NOTE 3)               195,000          199,838          75,000
- -------------------------------------------------------------------------------------------


Net interest income after provision for
  loan losses                                  2,917,761        2,505,289       2,111,089
- -------------------------------------------------------------------------------------------


NONINTEREST INCOME
  Service charges on deposit accounts            305,346          289,406         200,568
  Other                                           76,698          140,450          63,268
- -------------------------------------------------------------------------------------------


Total noninterest income                         382,044          429,856         263,836
- -------------------------------------------------------------------------------------------

                                                                       continued
                                      C-5

                                                       COMMERCE BANK OF VIRGINIA

                                                        STATEMENTS OF OPERATIONS
                                                                     (CONTINUED)


YEAR ENDED DECEMBER 31,                          1995             1994            1993
- -------------------------------------------------------------------------------------------

NONINTEREST EXPENSES
  Salaries and employee benefits
    (Notes 9, 10 and 12)                      $1,279,469       $1,187,014      $1,002,556
  Occupancy (Note 13)                            157,950          154,624         169,688
  Depreciation and amortization                  129,296          227,875         186,883
  Other                                          633,624          653,203         635,207
- -------------------------------------------------------------------------------------------

Total noninterest expenses                     2,200,339        2,222,716       1,994,334
- -------------------------------------------------------------------------------------------


Income before income taxes                     1,099,466          712,429         380,591
INCOME TAXES (Note 8)                            367,800          225,600         103,000
- -------------------------------------------------------------------------------------------


NET INCOME                                    $  731,666       $  486,829      $  277,591
- -------------------------------------------------------------------------------------------


EARNINGS PER SHARE                            $     1.60       $     1.13      $     0.68
- -------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

                                                COMMERCE BANK OF VIRGINIA

                                       STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                 Net Unrealized
                                                                                    Gain on
                                                                                   Securities           Total
                                      COMMON        CAPITAL         RETAINED        AVAILABLE        STOCKHOLDERS'
                                      STOCK         SURPLUS         EARNINGS        FOR SALE            EQUITY
- -------------------------------------------------------------------------------------------------------------------
BALANCE AT
  DECEMBER 31, 1992                 $1,360,958       $  994,088     $1,115,179      $      -          $3,470,225
Issuance of 1,176
  shares of common stock
  to ESOP (Note 9)                       4,116          8,232              -               -              12,348
10% common stock
  dividend (39,002
  shares) (Note 11)                    136,507        234,012         (370,519)            -                 -
Net income                                 -              -            277,591             -             277,591
- -------------------------------------------------------------------------------------------------------------------


BALANCE AT
  DECEMBER 31, 1993                  1,501,581       1,236,332       1,022,251             -           3,760,164
Exercise of stock
  options (Note 10)                      7,700          4,020              -               -              11,720
Net income                                 -              -            486,829             -             486,829
- -------------------------------------------------------------------------------------------------------------------


BALANCE AT
  DECEMBER 31, 1994                  1,509,281       1,240,352       1,509,080             -           4,258,713
Proceeds from stock
  sale (Note 11)                       245,143        805,471              194             -           1,050,808
Net income                                 -              -            731,666             -             731,666
Net unrealized gain
  on securities
  available for
  sale (Note 2)                            -              -                -            67,447            67,447
- -------------------------------------------------------------------------------------------------------------------


BALANCE AT
  DECEMBER 31, 1995                 $1,754,424       $2,045,823     $2,240,940         $67,447        $6,108,634
- -------------------------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

                                                       COMMERCE BANK OF VIRGINIA

                                                        STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,                                         1995             1994            1993
- -------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                             $   731,666      $   486,829     $   277,591
  Adjustments to reconcile net income to net
    cash provided by operating activities
      Provisions for loan losses                             195,000          199,838          75,000
      Depreciation and amortization                          129,296          227,875         186,883
      Amortization and accretion of premiums
        and discounts, net                                    (3,871)          14,045          17,682
      Net (increase) decrease in mortgage loans
        held for sale                                            -          2,125,261        (810,824)
      (Increase) decrease in accrued interest
        receivable                                            31,617         (173,154)         23,495
      Increase (decrease) in accrued interest payable         34,696           (8,049)          8,766
      Increase (decrease) in deferred income taxes           (29,690)          32,720         (31,000)
      Increase (decrease) in income taxes payable            163,822           52,527        (107,296)
      Other                                                 (132,036)        (105,496)        (49,480)
- -------------------------------------------------------------------------------------------------------


NET CASH PROVIDED (ABSORBED) BY OPERATING ACTIVITIES       1,120,500        2,852,396        (409,183)
- -------------------------------------------------------------------------------------------------------


INVESTING ACTIVITIES
  Purchases of investment securities available for sale   (9,222,655)             -               -
  Purchases of securities held to maturity                (3,008,000)      (6,985,198)     (6,557,553)
  Proceeds from principal payments and maturities
    of investment securities                               7,355,312        5,186,390       1,155,000
  Loan originations, net of principal collected           (3,542,863)      (8,223,052)     (5,738,483)
  Proceeds from sale of real estate                              -             19,603             -
  Purchase of other real estate                             (316,855)             -               -
  Purchases of bank premises and equipment                  (436,689)         (59,356)       (562,401)
- -------------------------------------------------------------------------------------------------------


NET CASH ABSORBED BY INVESTING ACTIVITIES                 (9,171,750)     (10,061,613)    (11,703,437)
- -------------------------------------------------------------------------------------------------------


                                                                       continued
                                      C-8

                                                       COMMERCE BANK OF VIRGINIA

                                                        STATEMENTS OF CASH FLOWS
                                                                     (CONTINUED)

YEAR ENDED DECEMBER 31,                                         1995             1994            1993
- -------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Net increase in deposits                               $10,546,052       $2,514,022     $15,291,065
  Net increase (decrease) in federal funds purchased        (793,000)         793,000             -
  Proceeds from stock sale                                 1,050,808              -               -
  Proceeds from exercise of stock options                        -             11,720             -
  Repurchase of common stock for issuance to ESOP                -                -           (12,652)
- -------------------------------------------------------------------------------------------------------


NET CASH PROVIDED BY FINANCING ACTIVITIES                 10,803,860        3,318,742      15,278,413
- -------------------------------------------------------------------------------------------------------


INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           2,752,610       (3,890,475)      3,165,793

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR              4,982,284        8,872,759       5,706,966
- -------------------------------------------------------------------------------------------------------


CASH AND CASH EQUIVALENTS - END OF YEAR                  $ 7,734,894       $4,982,284     $ 8,872,759
- -------------------------------------------------------------------------------------------------------



SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
- -------------------------------------------------------------------------------------------------------


Cash payments of interest expense                        $ 2,173,000       $1,508,000     $ 1,315,000
- -------------------------------------------------------------------------------------------------------


Cash payments of income taxes                            $   268,000       $  140,000     $   241,000
- -------------------------------------------------------------------------------------------------------



SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING AND
  FINANCING ACTIVITIES
- -------------------------------------------------------------------------------------------------------


Transfers from loans to real estate acquired
  through foreclosure                                    $         -       $   25,000     $         -
- -------------------------------------------------------------------------------------------------------


Issuance of common stock through contribution
  to ESOP                                                $         -       $        -     $    12,348
- -------------------------------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Commerce Bank of Virginia conform to generally accepted accounting principles and general practices within the banking industry. A summary of the more significant policies follows:

GENERAL

Commerce Bank of Virginia (the "Bank") is a state-chartered member bank subject to examination and regulation by the Federal Reserve Bank of Richmond and Bureau of Financial Institutions of the Commonwealth of Virginia.

REGULATION

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was enacted on December 19, 1991. Provisions of the legislation became effective January 1, 1993.

Specifically, FDICIA contains provisions which allows regulators to impose prompt corrective action on undercapitalized institutions in accordance with a categorized capital-based system. In addition, FDICIA includes provisions for revising capital requirements to include the effect of interest rate risk, operating standards in key areas of the Bank's operations, standards for compensating executives, audit expansion and increased frequency of regulatory examinations, reducing the scope of deposit insurance coverage, risk-based deposit insurance assessments, and restricting state banking activities.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT SECURITIES

Investment securities are classified as either held-to-maturity, trading or available for sale. Investment securities classified as held for investment are stated at cost, adjusted for amortization of premiums and accretion of discounts using the level yield method. It is management's intention and it has the ability to hold investment securities classified as held for investment to maturity and, accordingly, adjustments are not made for temporary declines in their market value below amortized cost. Securities held for sale are carried at their estimated market value with unrealized holding gains and losses, net of tax, reported as a separate component of stockholders' equity until realized. Trading account assets are carried at estimated market value. Gains and losses on securities sold are determined based on the specific identification of the securities sold.

LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are granted to borrowers predominantly in the Richmond metropolitan area and are stated at the amount of unpaid principal reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due.


The allowance for loan losses is maintained at a level considered by management to be adequate to absorb future loan losses currently inherent in the loan portfolio. Management's assessment of the adequacy of the allowance is based upon type and volume of the loan portfolio, past loan loss experience, existing and anticipated economic conditions, and other factors which deserve current recognition in estimating future loan losses. Additions to the allowance are charged to operations. Loans are charged off partially or wholly at the time management determines collectibility is not probable. Management's assessment of the adequacy of the allowance is subject to evaluation and adjustment by the Bank's regulators.


Effective January 1, 1995, the Bank adopted Statement of Financial Accounting Standards No. 114 (SFAS 114), "Accounting by Creditors for Impairment of a Loan (as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a
Loan - Income Recognition and Disclosures). The effect of adopting these new accounting standards were immaterial to the operating results of the Bank for the year ended December 31, 1995. Prior financial statements have not been restated to apply the provision of the new accounting standard.

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)


Under the new accounting standard, a loan is considered to be impaired when it is probable that the Bank will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair market value of the related collateral. For a loan that is not collateral-dependent, the allowance is recorded at the amount by which the outstanding principal balance exceeds the current best estimate of the future cash flows on the loan discounted at the loan's original effective interest rate. Loans with outstanding balances under $50,000 are considered to be smaller balance, homogenous loans which are not evaluated under the provisions of SFAS No. 114. Prior to 1995, the allowance for loan losses for all loans which would have qualified as impaired under the new accounting standard was primarily based upon the estimated fair market value of the related collateral.


For impaired loans that are on nonaccrual status, cash payments received are generally applied to reduce the outstanding principal balance. However, all or a portion of a cash payment received on a nonaccrual loan may be recognized as interest income to the extent allowed by the loan contract, assuming management expects to fully collect the remaining principal balance on the loan.

As of December 31, 1995, the Bank had no loans that were considered as impaired.

The Bank defers loan origination and commitment fees, net of certain direct loan origination costs, and the net deferred fees are amortized into interest income over the lives of the related loans as yield adjustments. Any unamortized net fees on loans fully repaid or sold are recognized as income in the year of repayment or sale. Deferred fees on permanent adjustable-rate loans are amortized into income over the period necessary to adjust the yield on the loans to market rates using the level yield method.

FORECLOSED REAL ESTATE

Foreclosed real estate is initially recorded at the lower of fair value less estimated selling costs or the balance of the loan on the property at date of foreclosure. Costs related to capital additions or improvements are capitalized, whereas those relating to holding the property are charged to operations.

Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of the property exceeds its fair value.

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

BANK PREMISES AND EQUIPMENT

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. For financial reporting purposes, provisions for depreciation and amortization are computed using the straight-line method over the estimated useful lives of the individual assets or the terms of the related leases, if shorter, for leasehold improvements. Accelerated depreciation methods are used for income tax purposes. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to operations as incurred.

INCOME TAXES

Deferred income taxes are recognized for the tax consequences of "temporary differences" between the financial statement carrying amounts and the tax basis of existing assets and liabilities by applying enacted statutory rates applicable to future years to those differences.

EARNINGS PER SHARE

Earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding for the years ended December 31, 1995, 1994 and 1993 were 459,239, 429,399 and 409,463, respectively. Existing stock options are not considered in the computation as their dilutive effect is less than three percent.

CASH EQUIVALENTS

For purposes of this presentation, cash equivalents include federal funds sold.

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to Be Disposed Of". SFAS 121 requires that long-lived assets and certain intangibles to be held and used by an entity be reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, SFAS 121 requires long-lived assets and certain intangibles to be disposed of to be reported at the lower of carrying amount or fair value less costs to sell. SFAS 121 is effective for fiscal years beginning after December 15, 1995. Management does not expect the application of this pronouncement to have a material effect on the financial statements of the Bank.

In May 1995, the Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 122 (SFAS 122), "Accounting for Mortgage Servicing Rights an Amendment of FASB Statement No. 65". SFAS 122 requires entities to allocate the cost of acquiring or originating mortgage loans between the mortgage servicing rights and the loans, based on their relative fair values, if the bank sells or securitizes the loans and retains the mortgage servicing rights. In addition, SFAS 122 requires entities to assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. SFAS 122 is effective for fiscal years beginning after December 15, 1995. Management does not expect the application of this pronouncement to have a material effect on the financial statements of the Bank.

In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 123 allows companies to continue to account for their stock option plans in accordance with APB Opinion 25 but encourages the adoption of a new accounting method based on the estimated fair value of employee stock options. Companies electing not to follow the new fair value based method are required to provide expanded footnote disclosures, including pro forma net income and earnings per share, determined as if the company had applied the new method. SFAS No. 123 is required to be adopted prospectively beginning January 1, 1996. Management does not expect the application of this pronouncement to have a material effect on the financial statements of the Bank.

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)


1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OTHER

Certain   reclassifications  have  been  made  in  the  prior  years'  financial statements to conform to the December 31, 1995 presentation.

2.    INVESTMENT SECURITIES

A summary of the amortized cost and estimated market values of investment securities is as follows:

DECEMBER 31, 1995
- -------------------------------------------------------------------------------
                                            GROSS        GROSS       ESTIMATED
                              AMORTIZED   UNREALIZED   UNREALIZED      MARKET
                                COST        GAINS        LOSSES        VALUE
- -------------------------------------------------------------------------------


HELD TO MATURITY
  U. S. Treasury and agency
    securities               $ 7,990,490   $ 48,438      $ 9,883    $ 8,029,045
  Mortgage-backed securities     540,935      9,360          -          550,295
  Corporate securities         1,256,485     13,647          392      1,269,740
  State and county
    Municipal bonds            1,135,450     41,585        2,015      1,175,020
- --------------------------------------------------------------------------------


                              10,923,360    113,030       12,290     11,024,100
- --------------------------------------------------------------------------------


AVAILABLE FOR SALE
  U.S. Treasury and agency
    securities                 5,253,137     51,368        3,970      5,300,535
  Mortgage-backed
    Securities                 3,734,825     54,795          -        3,789,620
  Other                          132,500        -            -          132,500
- --------------------------------------------------------------------------------


                               9,120,462    106,163        3,970      9,222,655
- --------------------------------------------------------------------------------


                             $20,043,822   $219,193      $16,260    $20,246,755
- --------------------------------------------------------------------------------

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)


2.    INVESTMENT SECURITIES (CONTINUED)

The amortized cost and estimated market values at December 31, 1995, by contractual maturity, are as follows:
                                                         ESTIMATED
                                            AMORTIZED     MARKET
                                              COST        VALUE
- -------------------------------------------------------------------

HELD TO MATURITY
  Due in one year or less                  $ 5,455,790  $ 5,457,585
  Due after one year through five years      3,691,391    3,729,530
  Due after five years through ten years       399,634      419,971
  Due after ten years                        1,376,545    1,417,014
- -------------------------------------------------------------------


                                            10,923,360   11,024,100
- -------------------------------------------------------------------


AVAILABLE FOR SALE
  Due in one year or less                      499,200      500,000
  Due after one year through five years      2,450,937    2,472,017
  Due after five years through ten years     2,557,632    2,585,811
  Due after ten years                        3,612,693    3,664,827
- -------------------------------------------------------------------



                                             9,120,462    9,222,655
- -------------------------------------------------------------------



                                           $20,043,822  $20,246,755
- -------------------------------------------------------------------

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)


2.    INVESTMENT SECURITIES (CONTINUED)

DECEMBER 31, 1994
- -------------------------------------------------------------------------------
                                             GROSS        GROSS       ESTIMATED
                               AMORTIZED   UNREALIZED   UNREALIZED      MARKET
                                 COST        GAINS        LOSSES        VALUE
- -------------------------------------------------------------------------------


HELD TO MATURITY
  U. S. Treasury and agency
    securities                $11,041,123   $   -        $343,369   $10,697,754
  Mortgage-backed securities    1,146,932       -          97,312     1,049,620
  Corporate securities          1,577,160       -          37,388     1,539,772
  State and county
    Municipal bonds             1,267,243     7,307        27,846     1,246,704
  Other                           132,150       -             -         132,150
- -------------------------------------------------------------------------------


                              $15,164,608    $7,307      $505,915   $14,666,000
- -------------------------------------------------------------------------------

At December 31, 1995 and 1994, securities with an amortized cost of $6,347,304 and $5,005,000 and a market value of approximately $6,367,000 and $4,902,000, respectively, were pledged as collateral to secure public funds as required by law.

3.    LOANS

Loans receivable are summarized as follows:

DECEMBER 31,                                          1995             1994
- ---------------------------------------------------------------------------


Commercial and industrial                      $ 5,667,207      $ 3,682,996
Real estate - construction and
  land development                               2,959,741        4,113,018
Real estate - other                             25,480,625       21,812,940
Consumer                                         5,986,000        7,588,973
Other                                            2,529,000        1,977,990
- ---------------------------------------------------------------------------

                                                42,622,573       39,175,917
Less allowance for loan losses                     473,135          374,342
- ---------------------------------------------------------------------------

                                               $42,149,438      $38,801,575
- ---------------------------------------------------------------------------

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)







3.    LOANS (CONTINUED)

Loans to directors, executive officers, and those individuals or organizations that are related to them, are made in the ordinary course of business on substantially the same terms as those loans prevailing at the time for comparable transactions with others and do not involve more than normal risk of collectibility or present other unfavorable features. The activity in such loans was as follows:

YEAR ENDED DECEMBER 31,                                   1995             1994
- -------------------------------------------------------------------------------

Beginning balance                                   $  963,000       $1,052,000
Additions                                              628,000          363,500
Repayments                                            (526,000)        (452,500)
- -------------------------------------------------------------------------------

Ending balance                                      $1,065,000       $  963,000
- -------------------------------------------------------------------------------

Activity in the allowance for loan losses are as follows:

YEAR ENDED DECEMBER 31,                    1995             1994           1993
- -------------------------------------------------------------------------------

Balance, beginning of year             $374,342         $330,333       $300,692
Provision charged to expense            195,000          199,838         75,000
Charge-offs, net of recoveries          (96,207)        (155,829)       (45,359)
- -------------------------------------------------------------------------------

Balance, end of year                   $473,135         $374,342       $330,333
- -------------------------------------------------------------------------------

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)


4.    BANK PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

DECEMBER 31,                                              1995              1994
- --------------------------------------------------------------------------------

Land                                                $  192,177        $  192,177
Building and leasehold improvements                  1,577,064         1,172,059
Furniture and equipment                              1,081,281           993,402
- --------------------------------------------------------------------------------

                                                     2,850,522         2,357,638
Less allowance for depreciation
  and amortization                                   1,027,397           896,049
- --------------------------------------------------------------------------------

                                                    $1,823,125        $1,461,589
- --------------------------------------------------------------------------------


5.    DEPOSITS

Deposits are summarized as follows:

DECEMBER 31,                                              1995              1994
- --------------------------------------------------------------------------------

Demand                                             $10,848,734       $ 9,019,064
Interest-bearing transaction accounts               19,054,387        11,985,232
Savings                                             16,978,183        20,803,498
Certificates of deposit                             19,476,273        14,003,731
- --------------------------------------------------------------------------------

Total deposits                                     $66,357,577       $55,811,525
- --------------------------------------------------------------------------------

Certificates of deposits with balances of $100,000 or more totalled $4,047,014 and $2,992,516 at December 31, 1995 and 1994, respectively.

Certificates of deposit mature as follows:

YEAR ENDING DECEMBER 31,                                                    1995
- --------------------------------------------------------------------------------

Within one year                                                      $11,320,983
One to two years                                                       6,596,970
More than two years                                                    1,558,320
- --------------------------------------------------------------------------------

                                                                     $19,476,273
- --------------------------------------------------------------------------------

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)


6.    FAIR VALUE OF FINANCIAL INSTRUMENTS

In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments", effective for fiscal years ending after December 15, 1992. This statement requires disclosure of the fair values of financial instruments, both assets and liabilities recognized and not recognized in the statement of condition, where it is practicable to estimate fair value.

The estimated fair values of the Bank's financial instruments as of December 31, 1995, are as follows:

                                                      Carrying              Fair
                                                        Amount             Value
- --------------------------------------------------------------------------------

FINANCIAL ASSETS
  Cash and short-term investments                  $ 3,971,894       $ 3,971,894
  Federal funds sold                                 3,763,000         3,763,000
  Investment securities                             20,146,015        20,247,000
  Loans, net of allowance for loan losses           42,149,438        41,989,000

FINANCIAL LIABILITIES
  DEPOSITS                                          66,357,577        66,501,000

UNRECOGNIZED FINANCIAL INSTRUMENTS
  Commitments to extend credit                             N/A               N/A
  Standby letters of credit                                N/A            10,700

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and short-term investments

For those short-term investments, the carrying amount is a reasonable estimate of fair value.

Investment securities

Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)


6.    FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Loan receivables

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar remaining maturities. This calculation ignores loan fees and certain factors affecting the interest rates charged on various loans such as the borrower's creditworthiness and compensating balances and dissimilar types of real estate held as collateral.

Deposit liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Commitments to extend credit and standby letters of credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the borrowers. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. Because of the competitive nature of the marketplace loan fees vary greatly with no fees charged in many cases. Therefore, management has concluded no value should be assigned.

The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the borrowers at the reporting date.

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)


7.    FEDERAL FUNDS PURCHASED

The following is a summary of certain information regarding the Bank's federal funds purchased:

DECEMBER 31,                                               1995             1994
- --------------------------------------------------------------------------------

Balance at end of year                               $      -           $793,000
Weighted average interest rate
  at end of year                                            -              5.56%
Average amount outstanding
  during the year                                    $  166,100         $ 66,000
Maximum amount outstanding at
  any month end during the
  year                                               $1,052,000         $793,000

8.    INCOME TAXES

The provision for income taxes consists of the following:

YEAR ENDED DECEMBER 31,                        1995          1994          1993
- -------------------------------------------------------------------------------

Current                                    $432,200       $192,900     $134,000
Deferred expense (benefit)                  (64,400)        32,700      (31,000)
- -------------------------------------------------------------------------------

Total provision for income taxes           $367,800       $225,600     $103,000
- -------------------------------------------------------------------------------


A reconciliation of income taxes computed at the statutory income tax rate to the effective rate is as follows:

YEAR ENDED DECEMBER 31,                        1995           1994         1993
- -------------------------------------------------------------------------------

Income taxes at the statutory rate         $373,800       $242,200     $129,401
Increase (decrease) in taxes:
  Municipal bond interest                    (9,562)       (22,000)     (15,956)
  Other                                       3,562          5,400      (10,445)
- -------------------------------------------------------------------------------

                                           $367,800       $225,600     $103,000
- -------------------------------------------------------------------------------

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)


8.    INCOME TAXES (CONTINUED)

Deferred tax assets (liabilities) are as follows:

DECEMBER 31,                               1995             1994         1993
- -------------------------------------------------------------------------------

Accrual to cash basis adjustment         $(130,031)     $(150,515)   $(79,463)
Bad debt deduction                         109,825         74,224      61,679
Depreciation and amortization              (31,146)       (16,187)    (33,797)
Deferred compensation                       51,352         28,042      19,865
Available for sale securities              (34,746)             -           -
- -------------------------------------------------------------------------------

Deferred tax liability, net              $ (34,746)     $ (64,436)   $(31,716)
- -------------------------------------------------------------------------------


9.    EMPLOYEE BENEFIT PLANS

The Bank sponsors a non-contributory Employee Stock Ownership Plan (ESOP) covering substantially all employees. Contributions to the ESOP, which are recorded as compensation expense, and can be cash or stock at fair value, are at the discretion of the Board of Directors and amounted to $40,000, $30,000 and $25,000 for the years ended December 31, 1995, 1994 and 1993, respectively. At December 31, 1995, there were 10,765 shares allocated to participants which are considered outstanding for purposes of computation of earnings per share.

Effective June 1, 1992, the Bank adopted a 401(k) profit-sharing plan (the "Plan") covering substantially all employees. Participants may contribute up to 15% of their compensation to the Plan. The Bank contributes 50% of the participant's contribution, up to 6% of the participant's compensation, as a matching contribution. Contributions to the Plan by the Bank were approximately $16,800, $12,100 and $12,100 for the years ending December 31, 1995, 1994 and
1993, respectively.

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)


10.   STOCK OPTION PLAN

The Bank has a noncompensatory Incentive Stock Option Plan (the "Plan") designed to provide long-term incentives to officers, directors and key employees. Pursuant to the Plan, 50,000 shares of the Bank's common stock were made available for awards on April 21, 1986. In June 1993, the Board of Directors declared a 10% stock dividend. The Plan requires that in the event of a stock dividend that the number of shares of common stock then covered by each outstanding option granted shall be increased proportionately with no increase in option price. In accordance with the Plan and in connection with the stock dividend, 5,000 additional shares of the Bank's common stock have been made available for awards and 3,000 options to purchase common stock were granted. The Bank also granted an additional 2,000 options to purchase common stock during 1993. All options granted under the Plan were at the estimated market value of the Bank's stock on the date of grant.

The following table presents options exercisable and outstanding under the Plan:

YEAR ENDED DECEMBER 31,                               1995      1994       1993
- -------------------------------------------------------------------------------

                                   OPTION PRICE
- -------------------------------------------------------------------------------

Outstanding at beginning of year  $5.33 - $6.12     24,000    26,200     23,400
Options granted                    5.33 -  8.63        -         -        5,000
Options exercised                      5.33            -      (2,200)       -
Options terminated                     5.33            -         -       (2,200)
- -------------------------------------------------------------------------------


Outstanding at end of year        $5.33 - $8.63     24,000    24,000     26,200
- -------------------------------------------------------------------------------


11.   STOCKHOLDERS' EQUITY

During June 1993, the Board of Directors declared a 10% stock dividend. Accordingly, amounts equal to the fair market value of the additional shares issued have been charged to retained earnings and credited to common stock and capital surplus.

In August 1995, the Bank completed an offering of 70,041 shares of common stock to existing shareholders which provided the Bank with proceeds of $1,050,808 net of expenses.

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)


11.   STOCKHOLDERS' EQUITY (CONTINUED)

On December 12, 1995, the Bank entered into an Agreement and Plan of Reorganization (the "Agreement") with Community Bankshares, Inc. ("CBI"), a bank holding company headquartered in Petersburg, Virginia, pursuant to which the Bank will engage in a Share Exchange with CBI (the "Reorganization"). Under the terms of the Agreement, each share of common stock of the Bank outstanding immediately prior to consummation of the Reorganization will be exchanged for
1.4044 shares of CBI Common Stock, with cash being paid in lieu of issuing fractional shares. Following the Reorganization, the Bank will continue its banking business as a wholly-owned subsidiary of CBI in substantially the same manner as before the Reorganization. This Agreement is subject to approval by the shareholders of both the Bank and CBI.

Banking laws and regulations place certain restrictions on the amount of dividends that a bank may pay to its stockholders. Of the $6,041,187 in total stockholders' equity at December 31, 1995 $1,496,086 is available for dividends and the remaining $4,545,101 is restricted based on minimum capital requirements.

12.   DEFERRED COMPENSATION PLAN

The Bank has a Deferred Compensation Plan (the "Plan") for the benefit of its directors. Contributions amounted to approximately $38,900, $24,000 and $16,400 for the years ended December 31, 1995, 1994 and 1993, respectively. The Plan provides each director with an annual benefit payment upon attaining 70 years of age. In addition, benefit payments are available upon early retirement, termination and death as defined by the Plan Document.

During 1995, the Bank adopted a Deferred Compensation Plan (the "Officers Plan") for the benefit of certain officers. Contributions of approximately $29,600 were made to the Plan during the year ended December 31, 1995. The Officers Plan provides each officer an annual benefit payment upon retirement. In addition, benefit payments are available upon death or early termination as defined by the Plan Document.

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)


13.   COMMITMENTS AND CONTINGENCIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, primarily in the Richmond metropolitan area. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the statement of condition. Financial instruments with off-balance-sheet risk are summarized as follows:

DECEMBER 31,                                               1995             1994
- --------------------------------------------------------------------------------

Financial instruments whose contract
  amounts represent credit risk:

     Commitments to extend credit                    $7,894,000       $6,873,000
- --------------------------------------------------------------------------------

     Standby letters of credit                       $  777,000       $  596,000
- --------------------------------------------------------------------------------

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include personal property, commercial property, residential property, land and accounts receivable.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

                                                       COMMERCE BANK OF VIRGINIA

                                                   NOTES TO FINANCIAL STATEMENTS
                                                                     (CONTINUED)


13.   COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Bank has entered into employment agreements with its President and Chief Executive Officer and with two Senior Vice Presidents which expire at dates through December 31, 1997. These agreements, which contain continual self-renewing terms of one year subject to cancellation by the Bank, provide minimum salaries during the terms of the agreements and certain severance benefits if a change of control and termination occurs as defined in the agreements. The maximum severance benefits payable, if such a termination upon change in control occurred at December 31, 1995, would have been approximately $423,000.

The Bank leases land, tenant space and certain equipment under operating leases expiring at various dates to 2006. Total rental expense amounted to approximately $68,500, $84,700 and $96,855 for the years ended December 31, 1995, 1994 and 1993, respectively. At December 31, 1995, minimum annual lease payments in the aggregate were as follows:

             YEAR ENDING DECEMBER 31,

             ----------------------------------------------------

                        1996                             $ 81,900
                        1997                               74,000
                        1998                               55,500
                        1999                               15,000
                        2000                               15,000
                        Thereafter                         76,300
             ----------------------------------------------------

                                                         $317,700
             ----------------------------------------------------


The Hanover branch facility is owned by a company whose principal shareholder is the Bank's Chairman. The base annual rent is $36,000 per year.

                                                                    APPENDIX D

                      OPINION OF MCKINNON & COMPANY, INC.

                                January 8, 1996

Board of Directors
Commerce Bank of Virginia
11500 West Broad Street
Richmond, Virginia 23233

Dear Board Members:

         In connection with the proposed acquisition of Commerce Bank of Virginia ("CBOV") by Community Bankshares Incorporated ("CBI") (the "Reorganization"), you have asked us to render an opinion as to whether the financial terms of the Reorganization as provided in the Agreement and Plan of Reorganization, dated as of December 12, 1995 among such parties (the "Agreement"), and the Plan of Share Exchange attached thereto as Exhibit A (the "Share Exchange"), are fair, from a financial point of view, to the stockholders of CBOV. Under the terms of the Agreement and Share Exchange, holders of all outstanding shares of CBOV stock will receive consideration equal to 1.4044 CBI shares prior to the effective date of the Reorganization (the "Reorganization Effective Date") for each CBOV share, subject to adjustment under certain circumstances, with cash being paid in lieu of fractional shares.

         McKinnon is an investment banking firm that specializes in Virginia community banks. In eight years McKinnon has been lead managing underwriter in approximately twenty public stock offerings for Virginia community banks and has served as financial advisor, including providing fairness opinions, to numerous Virginia community banks. McKinnon, as part of its investment banking business, is engaged in the evaluation of businesses, particularly banks, and their securities, in connection with mergers and acquisitions, initial public offerings, private placements and evaluations for estates and corporate recapitalizations. McKinnon is also a market maker in Virginia community bank stocks listed on NASDAQ and the NNOTC Bulletin Board. McKinnon believes it has a thorough working knowledge of the banking industry throughout Virginia.

         In developing our opinion, we have among other things, reviewed and analyzed material bearing upon the financial and operating conditions of CBI, CBOV, and, on a pro forma basis, CBI and CBOV combined, and material proposed in connection with the Agreement and Share Exchange, including, among other things, the following:

         (1) the Agreement and Share Exchange, dated as of December 12, 1995 among CBI and CBOV;

         (2) CBI's and CBOV's financial results for fiscal years 1989 through 1994 and up through September 30, 1995, and certain documents and information we deem relevant to our analysis;

         (3) held discussions with senior management of CBI and CBOV regarding past and current business operations of, and outlook for, CBI, CBOV, including trends, the terms of the proposed Reorganization, and related matters;

         (4) reviewed the reported price and trading activity of CBI and CBOV Common Stock and compared financial and stock market information (when available) for CBI and CBOV with similar information for certain other companies, the securities for which are publicly traded;

         (5) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part; and

         (6) performed such other studies and analyses as we considered appropriate, including an analysis of the pro forma financial impact of the Merger on CBI and CBOV.

         (7) the Form S-4 Registration Statement filed with the Securities and Exchange Commission in connection with the Reorganization, which contains the CBI Proxy Statement and CBI Prospectus; and

         (8) reviewed other published information, performed certain financial analyses and considered other factors and information which we deem relevant.

         In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the information furnished to us by or on behalf of CBI and CBOV. We have not attempted independently to verify such information, nor have we made any independent appraisal of the assets of CBI or CBOV. With respect to financial forecasts, we have relied on information furnished to us by CBI and CBOV and we have assumed that they have been reasonably prepared and reflect the best currently available estimates of CBI's and CBOV's management as to the expected future financial performance of CBI and CBOV, as the case may be. We have taken into account our assessment of general economic, financial market and industry conditions as they exist and can be evaluated at the date hereof, as well as our experience in business valuation in general.

         We have been retained by you as a financial advisor to CBOV with respect to the proposed Reorganization. In the normal course of business McKinnon & Company, Inc. is a market maker in the common stock of CBI listed on the NNOTC Bulletin Board, and principals of McKinnon & Company, Inc. and/or its affiliates own share of CBI Common Stock. Our opinion is directed to the Board of Directors of CBOV. We did not recommend the structure of, participate in any of the negotiations surrounding, or give any opinion regarding the business reasons for doing this proposed Reorganization.

         On the basis of our analysis and review and in reliance on the accuracy and completeness of the information furnished to us and subject to the conditions noted above, it is our opinion that, as of the date hereof, the terms of the Share Exchange are fair, from a financial point of view, to the holders of CBOV Common Stock.

                                                        Very truly yours,

                                                        McKinnon & Company, Inc.

WJMJr.lh

                      Code of Virginia (1950), as amended
                                   Title 13.1
                                   Chapter 9
                                  Article 15.
                              Dissenters' Rights.


SS. 13.1-729. DEFINITIONS.

In this article:

         "Corporation" means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, "corporation" means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, "corporation" means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters' rights on the acquiring corporation.

         "Dissenter" means a shareholder who is entitled to dissent from corporate action under ss. 13.1-730 and who exercises that right when and in the manner required by ss.ss. 13.1-732 through 13.1-739.

         "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

         "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

         "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

         "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

         "Shareholder" means the record shareholder or the beneficial shareholder.

SS. 13.1-730. RIGHT TO DISSENT.

         A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

                  1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by ss. 13.1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under ss. 13.1-719;

                  2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

                  3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter's rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

                  4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

         C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

         1. The articles of incorporation of the corporation issuing such shares provide otherwise;

         2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

               a. Cash;

               b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

               c. A combination of cash and shares or membership interests as set forth in subdivisions 2 a and 2 b of this subsection; or

         3. The transaction to be voted on is an "affiliated transaction" and is not approved by a majority of "disinterested directors" as such terms are defined in ss. 13.1-725.

         D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

         1. The proposed corporate action is abandoned or rescinded;

         2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

         3. His demand for payment is withdrawn with the written consent of the corporation.

SS. 13.1-731. DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

         A. A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

         B. A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

         1. He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

         2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

SS. 13.1-732. NOTICE OF DISSENTERS' RIGHTS.

         A. If proposed corporate action creating dissenters' rights under ss. 13.1-730 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

         B. If corporate action creating dissenters' rights under ss. 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in ss. 13.1-734.

SS. 13.1-733. NOTICE OF INTENT TO DEMAND PAYMENT.

         A. If proposed corporate action creating dissenters' rights under ss. 13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

         B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

SS. 13.1-734. DISSENTERS' NOTICE.

         A. If proposed corporate action creating dissenters' rights under ss. 13.1-730 is authorized at a shareholders' meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters' notice in writing to all shareholders who satisfied the requirements of ss. 13.1-733.

         B.  The dissenters' notice shall:

                  1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

                  2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

                  3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

                  4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters' notice; and

                  5. Be accompanied by a copy of this article.

SS. 13.1-735. DUTY TO DEMAND PAYMENT.

         A. A shareholder sent a dissenters' notice described in ss. 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters' notice pursuant to subdivision 3 of subsection B of ss. 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

         B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

         C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article.

SS. 13.1-736. SHARE RESTRICTIONS.

         A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

         B. The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

SS. 13.1-737. PAYMENT.

         A. Except as provided in ss. 13.1-738, within thirty days after receipt of a payment demand made pursuant to ss. 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation's principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

         B.  The payment shall be accompanied by:

                  1. The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters' rights, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

                  2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

                  3. A statement of the dissenters' right to demand payment under ss. 13.1-739; and 4. A copy of this article.

SS. 13.1-738. AFTER-ACQUIRED SHARES.

         A. A corporation may elect to withhold payment required by ss. 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters' notice.

         B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter's right to demand payment under ss. 13.1-739.

SS. 13.1-739. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

         A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under ss. 13.1-737), or reject the corporation's offer under ss. 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under ss. 13.1-737 or offered under ss. 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

SS. 13.1-740. COURT ACTION.

         A. If a demand for payment under ss. 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

         C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

         D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

         E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         F. Each dissenter made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under ss. 13.1-738.

SS. 13.1-741. COURT COSTS AND COUNSEL FEES.

         A. The court in an appraisal proceeding commenced under ss. 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under ss. 13.1-739.

         B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

                  1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of ss.ss. 13.1-732 through 13.1-739; or

                  2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

          C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

         D. In a proceeding commenced under subsection A of ss. 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

                       COMMUNITY BANKSHARES INCORPORATED

                         CONSOLIDATED FINANCIAL REPORT

                               DECEMBER 31, 1995

                       COMMUNITY BANKSHARES INCORPORATED


Nathan S. Jones, 3rd.              President and Chief Executive Officer

Lillian M. Umphlett               Vice-President/Chief Financial Officer


                                   DIRECTORS


                            Louis C. Shell, Chairman


                        W. Courtney Wells, Vice-Chairman


                  Phillip H. Kirkpatrick, Secretary-Treasurer


          Nathan S. Jones, 3rd., President and Chief Executive Officer



   James A. Boyd, D.D.S.                                Elinor B. Marshall


   Lawrence F. DeSouza                                  Alvin L. Sheffield


   B. Glenn Holden, M.D.                                  Harold L. Vaughn

                               THE COMMUNITY BANK


                                    OFFICERS


Nathan S. Jones, 3rd.             President and Chief Executive Officer

Joseph F. Uzzle                                   Senior Vice-President

Lillian M. Umphlett                          Vice-President and Cashier

Richard F. Ward, Jr.                                     Vice-President

Deborah L. Eberhardt                           Assistant Vice-President

Susan P. Ormand                                       Assistant Cashier

Patricia H. Robinson                                  Assistant Cashier

Delores J. Miller                                     Assistant Cashier

Tammy F. Ferguson                                     Assistant Cashier


                                   DIRECTORS

                         Lawrence F. DeSouza, Chairman

                       Alvin L. Sheffield, Vice-Chairman

                    Elinor B. Marshall, Secretary-Treasurer

          Nathan S. Jones, 3rd., President and Chief Executive Officer



   James A. Boyd, D.D.S.                                    Louis C. Shell

   B. Glen Holden, M.D.                                  W. Courtney Wells

   Phillip H. Kirkpatrick                                 Harold L. Vaughn

                                C O N T E N T S



- ----------------------------------------------------------------
INDEPENDENT AUDITORS' REPORT
- ----------------------------------------------------------------

CONSOLIDATED FINANCIAL STATEMENTS

  Consolidated balance sheets


  Consolidated statements of income


  Consolidated statements of stockholders' equity


  Consolidated statements of cash flows


  Notes to consolidated financial statements
- ----------------------------------------------------------------

                                   MITCHELL,
                                   WIGGINS &
                                    COMPANY

                          CERTIFIED PUBLIC ACCOUNTANTS




                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Community Bankshares Incorporated
Petersburg, Virginia

         We have audited the accompanying consolidated balance sheets of Community Bankshares Incorporated, and its subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community Bankshares Incorporated, and its subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                MITCHELL, WIGGINS & COMPANY, LLP

Petersburg, Virginia
January 9, 1996

COMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1995 AND 1994


         ASSETS                                        1995          1994
         ------                                     -----------   -----------
Cash and due from banks                            $  3,636,524   $ 3,709,432
Federal funds sold                                    2,281,000     1,017,000
                                                   ------------   -----------
            TOTAL CASH AND CASH
                  EQUIVALENTS                         5,917,524     4,726,432

Securities available for sale                         1,752,646       969,213
Securities held to maturity
         (approximate market value,
          $12,406,685 in 1995 and
          $7,103,471 in 1994)                        12,358,741     7,598,690
Loans, net                                           65,255,723    61,488,230
Bank premises and equipment, net                      1,024,856     1,167,973
Other real estate owned                                 467,588       274,710
Accrued interest receivable                             518,555       371,809
Other assets                                            841,094       766,071
                                                    -----------   -----------
                                                    $88,136,727   $77,363,128
                                                    ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
   Demand deposits                                  $12,683,516   $11,506,655
   Interest-bearing demand deposits                  21,514,060    24,628,724
   Savings deposits                                   7,409,280     8,555,392
   Time deposits, $100,000 and over                   6,932,820     4,408,657
   Other time deposits                               28,673,838    18,981,366
                                                    -----------   -----------
                                                     77,213,514    68,080,794
Accrued interest payable                                417,782       335,439
Other liabilities                                       391,644       351,095
Guaranteed debt of Employee Stock
         Ownership Trust                                330,000             -
                                                    -----------   -----------
                                                     78,352,940    68,767,328
                                                    -----------   -----------

COMMITMENTS AND CONTINGENCIES
   (Note 15)

STOCKHOLDERS' EQUITY
   Capital stock, par value $3;
         authorized 4,000,000 shares;
         issued 1995 1,150,000 shares;
         1994 1,140,000 shares                        3,450,000     1,710,000
   Surplus                                                    -       988,932
   Retained earnings                                  6,645,036     5,911,858
   Net unrealized gain (loss)
         on available for sale
         securities, net of tax                          18,751      (14,990)
                                                    -----------   -----------
                                                     10,113,787     8,595,800
Unearned ESOP shares                                   (330,000)           -
                                                    -----------   -----------
                                                      9,783,787     8,595,800
                                                    -----------   -----------
                                                    $88,136,727   $77,363,128
                                                    ===========   ===========


See Notes to Consolidated Financial Statements.

COMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                       1995        1994        1993
                                                    ----------  ----------  ----------
Interest income:
     Interest and fees on loans                     $6,355,812  $5,347,803  $4,664,533
     Interest on investment
         securities:
              U.S. Government agencies
                  and corporations                     724,658     630,802     657,976
              Other securities                           5,504       8,282       5,004
     Interest on federal funds sold
         and securities purchased
         under agreements to resell                    276,189      28,629      58,798
                                                    ----------  ----------  ----------

              TOTAL INTEREST INCOME                  7,362,163   6,015,516   5,386,311
                                                    ----------  ----------  ----------

Interest expense:
     Interest on deposits                            2,883,527   2,226,620   2,197,885
     Interest on federal funds
         purchased and securities
         sold under agreements to
         repurchase                                      6,465       5,287         763
                                                    ----------  ----------  ----------

              TOTAL INTEREST EXPENSE                 2,889,992   2,231,907   2,198,648
                                                    ----------  ----------  ----------
              NET INTEREST INCOME                    4,472,171   3,783,609   3,187,663

Provision for loan losses                              247,000      66,000     120,000
                                                    ----------  ----------  ----------

              NET INTEREST INCOME
                  AFTER PROVISION FOR
                  LOAN LOSSES                        4,225,171   3,717,609   3,067,663
                                                    ----------  ----------  ----------

Other income:
     Service charges, commissions
         and fees                                      672,042     738,357     794,417
     Security gains                                     29,763      47,800      16,000
     Loss on sale of other real
         estate                                              -     (33,980)          -
     Other operating income                             50,748      49,036      48,358
                                                    ----------  ----------  ----------

              TOTAL OTHER INCOME                       752,553     801,213     858,775
                                                    ----------  ----------  ----------

                                  (continued)

COMMUNITY BANKSHARES INCORPORATED

YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                       1995       1994         1993
                                                    ----------  ----------  ----------
Other expenses:
     Salaries, wages and
       employee benefits                            $1,395,308  $1,329,570  $1,197,749
     Net occupancy expense                             138,535     150,818     161,290
     Furniture and equipment
         expense                                       193,786     207,114     185,400
     Other operating expenses                          232,430     235,675     176,951
     Insurance, general                                 25,685      75,675      48,748
     Professional fees                                 107,329      48,703      70,559
     Director's fees                                   102,604      98,552      92,131
     FDIC assessments                                   69,734     150,693     136,789
     Postage                                            67,087      86,491      76,438
     Stationery and supplies                            75,695      65,310      72,296
     Taxes                                              90,443      98,190      62,619
                                                    ----------------------------------

              TOTAL OTHER EXPENSES                   2,498,636   2,546,791   2,280,970
                                                    ----------  ----------  ----------

    INCOME BEFORE INCOME TAXES                       2,479,088   1,972,031   1,645,468

Income taxes                                           856,092     660,019     566,553
                                                    ----------  ----------  ----------

                  NET INCOME                        $1,622,996  $1,312,012  $1,078,915
                                                    ==========  ==========  ==========

Earnings per common and common
     equivalent share                               $     1.34  $     1.10  $     0.95
                                                    ==========  ==========  ==========
Earnings per common share,
     assuming full dilution                         $     1.34  $     1.10  $     0.95
                                                    ==========  ==========  ==========



See Notes to Consolidated Financial Statements.

COMMUNITY BANKSHARES INCORPORATED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                                        UNREALIZED
                                                                                        SECURITIES          UNEARNED
                               CAPITAL                                RETAINED             GAIN               ESOP
                                STOCK              SURPLUS            EARNINGS            (LOSS)             SHARES
                              -----------          ----------        -----------        -----------         ----------
Balance, January 1, 1993      $1,713,000           $ 995,934         $3,805,931         $        -          $       -
    Net income for the
       year ended December
       31, 1993                        -                   -          1,078,915                  -                  -

    Cash dividends
      declared, $.10 per
      share (based on
      1,140,000 shares                 -                   -           (114,000)                 -                  -
      outstanding)

    Purchase of 1,000
      shares of common
      stock                       (3,000)             (7,002)                  -                  -                  -
                              -----------          ----------        -----------        -----------         ----------

Balance, December 31,          1,710,000             998,932          4,770,846                   -                  -
    1993

    Net income for the
      year ended December
      31, 1994                         -                   -          1,312,012                   -                  -

    Cash dividends
      declared, $.15 per
      share (based on
      1,450,000 shares                                     -           (171,000)                  -                  -
      outstanding)                     -

    Unrealized loss
      on available for
      sale securities, net             -                   -                  -            (14,990)                  -
                              ----------           ---------         ----------         -----------         ----------

Balance, December 31,
    1994                       1,710,000             988,932          5,911,858            (14,990)                 -

    Issuance of common
      stock pursuant to
      exercise of stock
      options                     15,000              47,500                  -                  -                  -

    Stock split effected
      the form of a 100%
      stock dividend           1,725,000          (1,036,432)          (688,568)                 -                  -

    Net income for the
      year ended
      December 31, 1995                -                   -          1,622,996                  -                  -

    Cash dividends
      declared, $1.75 per
      share (based on
      1,150,000 shares
      outstanding)                     -                   -           (201,250)                 -                  -

    Unrealized gain on
      available for sale
      securities, net                  -                   -                  -             33,741                  -

    Leveraged ESOP stock
      purchase                         -                   -                  -                  -           (365,500)


    Release of ESOP shares                                                                                     35,500
                              ----------------------------------------------------------------------------------------
                              $3,450,000          $        -         $6,645,036        $    18,751          $(330,000)
                              ========================================================================================


See Notes to Consolidated Financial Statements.

COMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993



                                                    1995                    1994                     1993
                                                ------------             -----------             ------------
OPERATING ACTIVITIES
    Net income                                   $1,622,996              $1,312,012               $1,078,915
    Adjustments to reconcile net
      income to net cash provided
      by operating
      activities:
       Depreciation                                 166,159                 177,190                  158,887
       Deferred income taxes                        (14,294)                (68,367)                  (8,382)
       Provision for loan losses                    247,000                  66,000                  120,000
       Amortization and accretion of
           investment securities                     11,991                  14,453                    5,311
       Gain on sale of securities                   (29,763)                (47,800)                 (16,000)
       Gain on sale of other
         real estate                                      -                  33,980                        -
       Loss on sale of bank premises
           and equipment                            (26,975)                (14,181)                  (7,500)
       Changes in operating assets and
           liabilities:
              Increase in accrued interest
                receivable                         (146,746)                (42,290)                  (8,559)
              Decrease in prepaid expenses            7,675                  11,596                   10,220
              Increase in accrued expenses           90,790                 126,385                   94,609
              Net change in other
                operating assets and
                liabilities                         (45,154)                 23,801                   (4,983)
                                                ------------             -----------             ------------

              NET CASH PROVIDED BY
                OPERATING ACTIVITIES              1,883,679               1,592,779                1,422,518
                                                ------------             -----------             ------------

INVESTING ACTIVITIES
    Proceeds from maturity of
      investment securities                       2,364,884               2,884,140                4,280,656
    Proceeds from sale of investment
       securities                                    78,700                  87,800                        -
    Purchase of investment securities            (7,918,174)             (1,091,887)              (5,906,570)
    Net increase in loans                        (4,196,475)             (4,261,535)              (5,206,977)
    Proceeds from the sale of bank
       premises and equipment                        98,561                  19,750                    7,500
    Capital expenditures                            (93,478)               (266,074)                 (88,528)
    (Increase) decrease in other
       assets                                        (8,530)                 26,319                  (15,897)
    Purchase of other real estate                   (12,045)                      -                        -
                                                ------------             -----------             ------------

              NET CASH USED IN
                INVESTING ACTIVITIES            $(9,686,557)            $(2,601,487)             $(6,898,002)
                                                ------------            ------------             ------------

                                  (continued)

COMMUNITY BANKSHARES INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                                   1995                    1994                    1993
                                                ----------             -----------               -----------
FINANCING ACTIVITIES
    Net increase (decrease) in                  $9,132,720             $  (834,468)              $ 7,195,287
      deposits
    Dividends paid                                (201,250)               (171,000)                 (114,000)
    Redemption of common stock                           -                       -                   (10,002)
    Net proceeds from issuance
      of common stock                               62,500                       -                         -
                                                ----------             -----------               -----------

           NET CASH PROVIDED BY
              (USED IN) FINANCING
              ACTIVITIES)                        8,993,970              (1,005,468)                7,071,285
                                                ----------             -----------               -----------


           INCREASE (DECREASE) IN CASH
              AND CASH EQUIVALENTS               1,191,092              (2,014,176)                1,595,781

    Cash and cash equivalents,
      beginning                                  4,726,432               6,740,608                 5,144,827
                                                ----------             -----------               -----------


    Cash and cash equivalents, ending           $5,917,524             $ 4,726,432               $ 6,740,608
                                                ==========             ===========               ===========

SUPPLEMENTAL DISCLOSURE OF CASH
    FLOW INFORMATION
       Interest paid                            $2,807,649             $ 2,204,327               $ 2,235,248
                                                ==========             ===========               ===========
       Income taxes paid                        $  923,836             $   663,000               $   583,601
                                                ==========             ===========               ===========

SUPPLEMENTAL DISCLOSURE OF NONCASH
    INVESTING ACTIVITIES
       Acquisition of other real estate:
              Purchase price                    $  229,027             $         -               $         -
              Reduction of loans                  (216,982)                      -                         -
                                                ----------             -----------               -----------

                  CASH PAID TO ACQUIRE
                    OTHER REAL ESTATE           $   12,045             $         -               $         -
                                                ==========             ===========               ===========

       Sale of other real estate:
           Sales price, net of
             closing cost                       $   35,000             $   131,235               $         -
           Increase in loans                       (35,000)               (131,235)                        -
                                                ----------             -----------               -----------

              CASH PROCEEDS FROM SALE
               OF OTHER REAL ESTATE             $        -             $         -               $         -
                                                ==========             ===========               ===========




See Notes to Consolidated Financial Statements.

COMMUNITY BANKSHARES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: Community Bankshares Incorporated is a one bank holding company headquartered in Petersburg, Virginia. The Corporation's subsidiary, The Community Bank, provides a variety of financial services to individuals and corporate customers from its four branches located throughout Southside Virginia.

The Community Bank's subsidiary, Community Title Insurance Agency, Inc., is a corporation organized under the laws of the Commonwealth of Virginia. The Company's primary purpose is to own a partnership interest in a title insurance company.

Consolidation and basis of financial statement presentation: The accompanying consolidated financial statements include the accounts of Community Bankshares Incorporated, and its subsidiary, The Community Bank, including its subsidiary, Community Title Insurance Agency, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management uses estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. A substantial portion of the Corporation's loans are secured by real estate in local markets. In addition, foreclosed real estate is located in this same market. Accordingly, the ultimate collectibility of a substantial portion of the Corporation's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowances for losses on loans and foreclosed real estate. Such agencies may require the Corporation to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

Cash and cash equivalents: For purposes of reporting the consolidated statements of cash flows, the Corporation includes cash on hand, amounts due from banks, federal funds sold and all highly liquid debt instruments purchased with a maturity of three months or less as cash and cash equivalents on the accompanying consolidated balance sheets. Cash flows from deposits and loans are reported net.

The Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Accounting change and securities: Effective January 1, 1994, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. This Statement establishes accounting and reporting standards for investments in debt securities and investments in equity securities that have readily determinable fair values. SFAS No. 115 requires that securities be classified as either Held to Maturity, Available for Sale, or Trading.

Securities are classified as held to maturity when management has the positive intent and the Bank has the ability at the time of purchase to hold them until maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the straight-line method over their contractual lives. If the interest method of accounting for amortization of premiums and accretion of discounts was used, it would not have a material effect on the consolidated financial statements. Gains and losses on the sale of such securities are determined by the specific identification method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and accounted for at market value on an aggregate basis. These include securities used as part of the Bank's asset/liability management strategy and may be sold in response to changes in interest rates, prepayment risk, the need or desire to increase capital, to satisfy regulatory requirements and other similar factors. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains and losses of securities available for sale are included in net securities gains (losses) based on the specific identification method.

Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities. The Corporation held no trading securities during the years ended December 31, 1995, 1994, and 1993.

Accounting change and loans and allowance for loan losses: Loans are stated at the amount of unpaid principal, reduced by unearned discount and fees and an allowance for possible loan losses.

Unearned interest on discounted loans is amortized to income over the life of the loans, using the interest method. For all other loans, interest is accrued daily on the outstanding balances.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operating expense and reduced by net charge-offs. The Bank makes periodic credit reviews of the loan portfolio and considers current economic conditions, historical loss experience, review of specific problem loans and other factors in determining the adequacy of the allowance balance.

Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Bank is generally amortizing these amounts over the average contractual life.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Effective January 1, 1995, the Corporation adopted the SFAS No. 114, Accounting by Creditors for Impairment of a Loan. This Statement, as amended by SFAS No. 118, generally requires impaired loans to be measured on the present value of expected future cash flows discounted at the loan's effective interest rate or as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. The Bank does not aggregate loans for risk classification.

Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment.

When a loan is classified as nonaccrual, all interest receivable on that particular loan is charged back to income at that time. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. On charged-off loans, cash receipts in excess of the amount charged to the allowance for loan losses is recognized as income on the cash basis.


Individually identified impaired loans are measured based on the present value of payments expected to be received, using the historical effective loan rate as the discount rate. Alternatively, measurement also may be based on observable market prices or, for loans that are solely dependent on the collateral for repayment, measurement may be based on the fair value of the collateral. The Bank does not aggregate loans for risk classification. Loans that are to be foreclosed are measured based on the fair value of the collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for credit losses. All impaired loans are included in nonaccrual loans, therefore, there is no impact on the comparability of credit risk information.



The basic policy of the Bank is to charge off loans when the loss can be readily determined. Changes in the allowance for loan losses relating to impaired loans are charged or credited to the provision for loan losses.

Bank premises and equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.


                                  YEARS
Buildings and improvements        5 - 50
Furniture and fixtures            3 - 20

                                      F-15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreclosed properties: Foreclosed properties represents real estate held for resale acquired through foreclosure or other proceedings. Foreclosed properties are held for sale and are recorded at the lower of the recorded amount of the loan or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of foreclosure is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated costs to dispose are recorded as necessary and are charged to expense.

Income taxes: The provision for income taxes relates to items of revenue and expenses recognized for financial accounting purposes during each of the years. The actual current tax liability may be more or less than the charge against earnings due to the effect of deferred income taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. As explained in Note 6 to the consolidated financial statements, during the year ended December 31, 1993, the Corporation changed its method of accounting for deferred income taxes.

Earnings per share: All per share calculations are based on the weighted average number of shares outstanding of common and common equivalent shares during each year. Calculations are based on 1,208,672 shares outstanding in 1995, 1,195,026 shares outstanding in 1994, and 1,140,076 shares outstanding in 1993.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Current accounting developments: The Financial Accounting Standards Board has issued two Statements, SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of and SFAS No. 123, Accounting for Stock-Based Compensation. The accounting requirements for these Statements are effective for fiscal years beginning after December 15, 1995. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Bank will estimate future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an important loss is recognized. Otherwise, an impairment loss is not recognized.

SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. This Statement provides a fair value based method to measure compensation cost at the grant date based on the value of the award and is recognized over the service period.

The Bank intends to adopt SFAS No. 121 and No. 123 beginning
January 1, 1996, and anticipates no material effect on its results of operations upon the adoption of these Statements.

Reclassifications: Various items in the consolidated balance sheet at December 31, 1994 have been reclassified to conform to the classifications used at December 31, 1995.

Various items in the consolidated statements of income and cash flows for the years ended December 31, 1994 and 1993 have been reclassified to conform to the classifications used at December 31, 1995. These reclassifications have no effect on net income.

NOTE 2.  RESTRICTIONS ON CASH AND CASH EQUIVALENTS

The Bank is required to maintain average reserve and clearing balances in cash with the Federal Reserve Bank. The total of these balances, after receiving credit for vault cash on hand, was approximately $51,000 and $29,000 at December 31, 1995 and 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 3.  SECURITIES

The amortized cost and estimated market value of securities available for sale at December 31, 1995 and 1994 were:

                                                              DECEMBER 31, 1995
                              --------------------------------------------------------------------------------------
                                                            GROSS                   GROSS                ESTIMATED
                                 AMORTIZED                UNREALIZED              UNREALIZED               MARKET
                                   COST                     GAINS                   LOSSES                 VALUE
                                 ----------               ---------               ---------             ----------
Obligations of:
  U. S. Agency                   $1,583,185               $  34,417               $ (6,006)             $1,611,596
  Other securities                  141,050                       -                      -                 141,050
                                 ----------               ---------               ---------              ---------
                                 $1,724,235               $  34,417               $ (6,006)             $1,752,646
                                 ==========               =========               =========             ==========


                                                              December 31, 1994
                                 --------------------------------------------------------------------------------
                                                            Gross                   Gross               Estimated
                                 Amortized                Unrealized              Unrealized              Market
                                   Cost                     Gains                   Losses                Value
                                 ----------               ---------               ---------             ---------
Obligations of:
  U. S. Agency                   $  801,937               $   3,942               $(29,916)             $ 775,963
  Other securities                  189,988                   3,262                      -                193,250
                                 ----------               ---------               ---------             ---------
                                 $  991,925               $   7,204               $(29,916)             $ 969,213
                                 ==========               =========               =========             =========

The amortized cost and estimated market values of securities available for sale at December 31, 1995, by expected maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                               ESTIMATED
                                                        AMORTIZED                MARKET
                                                          COST                   VALUE
                                                       ----------              ----------
Due in one year or less                                $        -              $        -
Due after one year but less than five years                     -                       -
Due after five years but less than ten years              289,129                 287,428
Due after ten years                                     1,435,106               1,465,218
                                                       ----------              ----------
                                                       $1,724,235              $1,752,646
                                                       ==========              ==========


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Proceeds from sales of securities available for sale were $78,700 and $87,800 during 1995 and 1994, respectively, resulting in gross gains of $29,763 and $47,800 and no losses. There were no proceeds from sale of securities during 1993. No gross gains or losses were realized during the year ended December 31, 1993.

The amortized cost and estimated fair value of securities being held to maturity at December 31 were:


                                                         DECEMBER 31, 1995
                           ---------------------------------------------------------------------------------
                                                      GROSS                   GROSS                ESTIMATED
                           AMORTIZED               UNREALIZED              UNREALIZED               MARKET
                              COST                    GAINS                  LOSSES                 VALUE
                           -----------              ----------             -----------           -----------
Obligations of:
  U. S. Agency             $12,358,741              $  129,640             $  (81,696)           $12,406,685
                           ===========              ==========             ===========           ===========



                                                     December 31, 1994
                           ----------------------------------------------------------------------------------
                                                     GROSS                   GROSS                ESTIMATED
                           AMORTIZED               UNREALIZED             UNREALIZED               MARKET
                             COST                    GAINS                  LOSSES                  VALUE
                           -----------             ----------             -----------             -----------
Obligations of:
  U. S. Agency             $ 7,598,690             $    8,135             $ (504,354)             $ 7,103,471
                           ===========             ==========             ===========             ===========



The amortized cost and estimated market values of securities being held to maturity at December 31, 1995, by expected maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                               ESTIMATED
                                                       AMORTIZED                 MARKET
                                                         COST                    VALUE
                                                      -----------             -----------
Due in one year or less                               $         -             $         -
Due after one year but less than five years               451,863                 460,133
Due after five years but less than ten years            1,125,048               1,129,144
Due after ten years                                    10,781,830              10,817,408
                                                      -----------             -----------
                                                      $12,358,741             $12,406,685
                                                      ===========             ===========


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securities with an amortized cost of $1,350,495 and $1,632,340 at December 31, 1995 and 1994, respectively, and a market value of $1,330,647 and $1,500,693 at December 31, 1995 and 1994, respectively, were pledged to secure public deposits and for other purposes as required by law.

NOTE 4. LOANS

Major classifications of loans are summarized as follows:

                                                              December 31,
                                                      ----------------------------
                                                         1995             1994
                                                      ------------    ------------
                  Commercial                          $ 6,304,047     $ 6,702,335
                  Installment                           4,362,203       4,524,976
                  Real estate                          56,500,916      52,266,324
                                                      ------------    ------------
                                                       67,167,166      63,493,635
                  Less unearned discount               (1,148,964)     (1,280,514)
                                                      ------------    ------------
                                                       66,018,202      62,213,121
                  Allowance for loan losses              (762,479)       (724,891)
                                                      ------------    ------------
                      LOANS, NET                      $65,255,723     $61,488,320
                                                      ============    ============


An analysis of the transactions in the allowance for loan losses is given below:

                                                     Years Ended
                                                    December 31,
                               ----------------------------------------------------
                                   1995                 1994                1993
                               -----------           -----------        -----------
Balance, beginning of
         year                  $   724,891           $   608,050        $   568,849
Loans charged off                 (243,934)              (61,774)          (122,452)
Recoveries credited to
         reserve                    34,522               112,615             41,653
Provision charged to
         operations                247,000                66,000            120,000
                               -----------           -----------        -----------
Balance, end of year           $   762,479           $   724,891        $   608,050
                               ===========           ===========        ===========


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 1995, the Bank had loans totaling approximately $426,000 for which impairment had been recognized. Of the total loans impaired $64,000 were valued on the present value of future cash flows and $362,000 were valued according to the underlying collateral. The average balance of the impaired loans amounted to approximately $460,500 for the year ended December 31, 1995. The allowance for loan losses related to these loans totaled approximately $174,000 at December 31, 1995. The following is a summary of cash receipts on these loans and how they were applied in 1995:


Cash receipts applied to reduce
   principal balance                      $14,683

Cash receipts recognized as
   interest income                         10,241
                                          --------
     Total cash receipts                  $24,924
                                          =======


At December 31, 1995 and 1994, the Bank had nonaccrual loans of approximately $280,000 and $564,000, respectively. If interest on these loans had been recognized at the original interest rates, interest income would have increased approximately $12,000 and $2,000 in 1995 and 1994, respectively.


NOTE 5.  BANK PREMISES AND EQUIPMENT

Major classifications of bank premises and equipment are summarized as follows:

                                                                   December 31,
                                                         -------------------------------
                                                              1995               1994
                                                         ------------        -----------
                      Land                               $    231,470        $   275,040
                      Bank premises                         1,010,126          1,079,903
                      Furniture and equipment               1,486,261          1,484,816
                                                         ------------        -----------
                                                         $  2,727,857        $ 2,839,759
                      Less accumulated                      1,703,001          1,671,786
                                                         ------------        -----------
                      depreciation
                                                         $  1,024,856        $ 1,167,973
                                                         ============        ===========


NOTE 6.  INCOME TAXES

Effective January 1, 1993, the Corporation adopted SFAS No. 109, Accounting for Income Taxes. As explained in Note 1, SFAS No. 109 adopts a liability method that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Corporation's financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactments of changes in tax laws or rates. Previously, the Corporation used a liability method under SFAS No. 96, but that method gave no recognition to future events other than the recovery of assets and settlement of liabilities at their reported amounts.

The cumulative effect of adopting SFAS No. 109 at the beginning of 1993 was deemed to be immaterial and is included in the income tax provision for the year ended December 31, 1993.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the income tax provision for the years ended December 31, 1995, 1994 and 1993 are as follows:

                         1995           1994             1993
                       -----------------------------------------
Currently payable      $870,386        $728,386        $574,935
Deferred                (14,294)        (68,367)         (8,382)
                       -----------------------------------------
                       $856,092        $660,019        $566,533
                       =========================================

A reconciliation of the expected income tax expense computed at 34 percent to the income tax expense included in the consolidated statements of income is as follows:

                                                              Years Ended
                                                              December 31,
                                            ------------------------------------------------
                                               1995               1994               1993
                                            ------------------------------------------------
Tax provision computed applying
         current Federal income tax
         rates to income before income
         taxes                               $842,890           $670,491           $559,459
Other                                          13,202            (10,472)             7,094
                                            ------------------------------------------------
                                             $856,092           $660,019           $566,553
                                            ================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The deferred income taxes result from timing differences in the recognition of certain income and expense items for tax and financial reporting purposes. The sources of these timing differences and their related tax effect are as follows:


                                                                       Years Ended
                                                                       December 31,
                                                    --------------------------------------------------
                                                       1995                1994               1993
                                                    --------------------------------------------------
Difference between the depreciation methods
         used for financial statements and for
         income tax purposes                         $ 11,992            $ (3,590)          $ (2,812)
Difference between loan loss provision charged
         to operating expense and the bad debt
         deduction taken for income tax purposes      (10,539)            (41,966)           (11,153)
Accretion of discount recognized on financial
         statements but not recognized for income
         tax purposes until realized                      708                 749              2,192
Other timing differences                                    -                   -              3,391
Deferred compensation                                 (16,455)            (23,560)                 -
                                                    --------------------------------------------------
                                                     $(14,294)           $(68,367)          $ (8,382)
                                                    ==================================================


Net deferred tax assets consist of the following components as of December 31:

                                                           1995                1994
                                                        ------------------------------
Deferred tax assets:
  Allowance for loan losses                              $206,999            $196,460
  Deferred compensation                                    42,936              26,481
  Property and equipment                                        -               4,131
  Unrealized loss on available for sale securities              -               7,722
                                                        ------------------------------
                                                         $249,935            $237,794
                                                        ------------------------------
Deferred tax liabilities:
  Investment securities                                  $  9,669            $  8,961
  Property and equipment                                    7,861                   -
  Unrealized gain on available for sale securities          9,660                   -
                                                        ------------------------------
                                                         $ 27,190            $  8,961
                                                        ------------------------------
Net deferred tax assets (included in other taxes)        $222,745            $225,833
                                                        ==============================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 1994, management decreased its deferred tax asset valuation allowance by $17,000 due to management's expectations of future tax benefits.

NOTE 7.  DEFERRED COMPENSATION AGREEMENTS

The Bank has adopted deferred compensation agreements for certain officers providing for payments upon retirement, death or disability. These agreements consist of individual contracts with specific terms determined on an individual-by-individual basis. The estimated actuarial values of the benefits are being charged to operations over the period from the effective dates of each agreement to the normal retirement dates of the officers.

The amount charged to operations in 1995, 1994 and 1993, was $44,201, $20,412 and $18,168, respectively.

These agreements do not qualify under the Internal Revenue Code, and therefore tax deductions are allowable only when benefits are paid. Appropriate provision has been made for deferred income taxes associated with the deferred compensation liability.

The lives of the officers for which deferred compensation agreements have been adopted have been insured for amounts sufficient to discharge the obligations thereunder.

Subsequent to year end, the Board of Directors voted to cancel all individual contracts that were not vested as of December 31, 1995. In addition, the Board voted to accelerate the liquidation of the vested contract by making full and complete payment by January 31, 1996. Accordingly, the present value of such payment has been accrued and reflected in the accompanying financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8.  EMPLOYEE STOCK OWNERSHIP PLAN WITH 401(K) PROVISIONS

Effective January 1, 1993, the Corporation established an Employee Stock Ownership Plan with 401(K) provisions by restating, amending and consolidating the Employee Stock Ownership Plan originally effective January 1, 1987, and the Profit-Sharing and Thrift Plan originally effective December 31, 1981. All participants of the pension plans are eligible to participate. Thereafter, each employee will become eligible to participate in the plan on the first anniversary date, December 31, following their initial date of service. The employee must be at least 18 years old and be employed in a full-time position requiring at least 1,000 hours of service for the plan year ending on that anniversary date. The Corporation matches 75% of employee contributions up to 5% of the participant's compensation. Annual contributions to the ESOP are made at the discretion of the Board of Directors.

During the year ended December 31, 1995, the ESOP purchased additional shares through the proceeds of a $365,000 direct bank loan. The shares purchased were pledged as collateral for its debt. As the debt is repaid, shares are released and allocated to participants. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the shares pledged are reported as unearned ESOP shares in the balance sheet. As shares are released, the Company reports compensation expense equal to the current market price of the shares, and the shares then become outstanding for earnings per share (EPS) computation. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Dividends on unallocated ESOP shares are recorded as a reduction of retained earnings. Dividends on unallocated ESOP shares are recorded as a reduction of debt and interest or as compensation costs if paid to participants or added to their accounts. There were no dividends paid during 1995 after the leveraged transaction occurred.

Compensation expense for the 401(k) match and the ESOP was $105,000, $90,000 and
$72,000  for  the  three  years  ended   December  31,  1995,   1994  and  1993,
respectively. The ESOP shares as of December 31 were as follows:

                                            1995                 1994
                                         --------------------------------
Allocated shares                            138,344             135,452
Unreleased                                   30,515                   -
                                         --------------------------------
                                            168,859             135,452
                                         ================================

Fair value of unreleased shares           $ 404,327            $      -
                                         ================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9.  AGREEMENT AND PLAN OF REORGANIZATION

On December 12, 1995, the Board of Directors unanimously voted to enter into an Agreement and Plan of Reorganization (the Plan) with Commerce Bank of Virginia to combine their businesses. Commerce Bank of Virginia is a Virginia state bank with its principal office located in Richmond, Virginia. The combination of the two companies will be consummated through a Share Exchange under Virginia law. Under the terms of the Plan, Commerce Bank of Virginia would become a wholly-owned subsidiary of Community Bankshares Incorporated. For each share owned, the shareholders of Commerce Bank of Virginia would receive 1.4044 shares of stock of Community Bankshares Incorporated. It is anticipated that the transaction will qualify for and be accounted for as a pooling of interests. The stockholders of Community Bankshares Incorporated and Commerce Bank of Virginia will be asked to consider and vote on the proposed Plan at their Annual Meetings. If adopted by the shareholders, it is anticipated that the transaction will become effective late in the second quarter of 1996. The proposed transaction is subject to approval by regulatory authorities.

If the transaction had been consummated prior to December 31, 1995, the accompanying financial statements would have included the financial position and results of operations of Commerce Bank of Virginia. Interest income, net income, and net income per share for the three years ended December 31, 1995 would have been as follows:


                                          1995              1994               1993
                                       -----------------------------------------------
                                           (in thousands, except per share data)
Interest income                         $12,682            $8,615             $7,451
Net income                              $ 2,355            $1,799             $1,357
Earnings per common and common          $  1.27            $ 1.00             $ 0.79
equivalent share
Earnings per common share, assuming     $  1.27            $ 1.00             $ 0.79
full dilution


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10.  EMPLOYMENT CONTRACT

The Corporation has entered into an employment contract with Mr. Nathan S. Jones 3rd its President and Chief Executive Officer through June 30, 1998. The contract will renew for successive terms of one year each if it is not expressly terminated by either of the parties. The contract provides for a minimum annual salary, adjusted at the discretion of the Board of Directors. If, during the term of the contract, the Corporation terminates Mr. Jones' employment without cause, the Corporation must continue Mr. Jones' salary and benefits for six months. In addition, the contract provides for increased severance pay if Mr. Jones' employment terminates within three years after a change in control of the Corporation. As of December 31, 1995, the cash amount payable to Mr. Jones if his employment was terminated after a change in control would be approximately $360,000.

NOTE 11.  INCENTIVE COMPENSATION PLANS

During 1993, a Cash Incentive Plan was established for certain employees and directors of the Bank. The Plan sets forth predetermined award pools for each group of participants. The level of the award pool is dependent upon the Bank attaining certain returns on average assets for the year. The amounts awarded under the Plan for the years ended December 31, 1995, 1994 and 1993 were $146,294, $151,860, and $105,487, respectively.

NOTE 12.  INCENTIVE STOCK OPTION AND NONSTATUTORY STOCK OPTION PLAN

During 1993, the Board of Directors adopted a Stock Plan that provides for the grant of Incentive Stock Options and the grant of Nonstatutory Stock Options and Stock Appreciation Rights. This Plan was adopted to encourage key officers and directors to acquire or to increase their acquisition of the Company's common stock, thus increasing their personal and proprietary interest in the Company's continued success. The options were granted at the market value on the date of each grant. Options may be exercised from date of grant through the period ending July 20, 2003 and October 18, 2004 for Grants A and B, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                       Shares Under Option
                                       ------------------------------------------------------
                                                  1995                         1994
                                       ------------------------------------------------------
                                         GRANT A       GRANT B       Grant A        Grant B
                                       ------------------------------------------------------
Outstanding, beginning of year           170,000       10,000        170,000              -
  Granted during year at $9.75                 -            -              -         10,000
  Exercised during year at $6.25         (10,000)           -              -              -
                                       ------------------------------------------------------
Outstanding, end of year (Grant A        160,000       10,000        170,000         10,000
  $6.25, Grant B $9.75)
                                       ======================================================

NOTE 13.  LIFE INSURANCE

The Bank is owner and designated beneficiary on life insurance in the face amount of $3,109,000 maintained on certain of its officers and directors. At December 31, 1995, the cash surrender value of these policies was $481,847 which is included in other assets.

During the third quarter of 1994, the Bank was notified that the life insurance carrier for the above policies, Confederation Life Insurance Company, had been placed under regulatory control. Regulators have said that the insurance company will continue to pay claims made; however, it will restrict access to cash value until further notice. Rehabilitators and management are of the opinion that no losses will occur as a result of the insurance company's rehabilitation and accordingly, a provision for possible losses due to asset impairment is not reflected in the accompanying financial statements.

NOTE 14.  FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires corporations to disclose the fair value of its financial instruments, whether or not recognized in the balance sheet, where it is practical to estimate that value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair value estimates made as of December 31, 1995 are based on relevant market information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holding of a particular financial instrument. In cases where quoted market prices are not available, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and short-term instruments approximate those assets' fair values.

Securities available for sale and investment securities: Fair values were based on quoted market prices, where available. If quoted market prices were not available, fair values were based on quoted market prices of comparable instruments.

Loans: The carrying values, reduced by estimated inherent credit losses, of variable-rate loans and other loans with short-term characteristics were considered fair values. For other loans, the fair market values were calculated by discounting scheduled future cash flows using current interest rates offered on loans with similar terms adjusted to reflect the estimated credit losses inherent in the portfolio.

Accrued interest receivable and accrued interest payable: The carrying amounts reported in the balance sheets for accrued interest receivable and accrued interest payable approximate their fair values.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deposit liabilities: The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, NOW, savings, and money market deposits, was, by definition, equal to the amount payable on demand as of December 31, 1995. The fair value of certificates of deposit was based on the discounted value of contractual cash flows, calculated using the discount rates that equaled the interest rates offered at the valuation date for deposits of similar remaining maturities.

The following is a summary of the carrying amounts and estimated fair values of the Corporation's financial assets and liabilities to include off-balance sheet financial instruments as December 31, 1995:


                                                      CARRYING         ESTIMATED
                                                       AMOUNT         FAIR VALUE
                                                     ------------------------------
FINANCIAL ASSETS:
  Cash and due from banks, noninterest bearing       $ 3,636,524      $ 3,636,524
  Federal funds sold and other short-term              2,281,000        2,281,000
    investments
  Securities available for sale                        1,752,646        1,752,646
  Investment securities                               12,358,741       12,406,685
  Loans, net of reserve for credit losses             65,255,723       65,234,223
  Accrued interest receivable                            518,555          518,555
FINANCIAL LIABILITIES:
  Demand and variable rate deposits                  $41,816,367      $41,816,367
  Fixed-rate certificates of deposit                  35,397,147       35,838,147
  Accrued interest payable                               417,782          417,782



At December 31, 1995, the Corporation had outstanding standby letters of credit and fixed and variable rate commitments to extend credit. For fair value, the fixed rate loan commitments were considered based on committed rates versus market rates for similar transactions. Due to market constraints, rates have remained relatively unchanged on these products, therefore, management has determined fair value to be the same as the committed value. Standby letters of credit and variable rate commitments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed, and therefore, they were deemed to have no current fair market value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 15.  COMMITMENTS AND CONTINGENCIES

Financial instruments with off-balance-sheet risk:

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31, 1995 and 1994 is as follows:


                                         1995             1994
                                     ------------     ------------
Commitments to extend credit         $  7,977,000     $  4,969,000
Standby letters of credit               1,474,000        1,422,000
                                     ------------     ------------
                                     $  9,451,000     $  6,391,000
                                     ------------     ------------

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Bank evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, properly and equipment, residential real estate and income-producing commercial properties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Fixed-rate commitments were $4,438,000 and $2,593,000 as of December 31, 1995 and 1994, respectively. The average rates charged on the fixed-rate commitments were 8.5% - 10.5% for the years then ended.

Concentrations of credit risk:

All of the Bank's loans, commitments to extend credit, and standby letters of credit have been granted to customers within the state and, more specifically, its local geographic area of Virginia. The concentrations of credit by type of loan are set forth in Note 4.

NOTE 16.  RELATED PARTY TRANSACTIONS

At December 31, 1995, loans to officers and directors and corporations in which officers and directors own a significant interest totaled $1,672,048. All such loans were made in the normal course of business on substantially the same terms, including interest and collateral, as those prevailing at the time for comparable transactions.

An analysis of these related party transactions is as follows:


                  Balance                                              BALANCE
                  December                                            DECEMBER
                  31, 1994        Additions        Repayments         31, 1995
                 -----------------------------------------------------------------
Directors         $1,328,776       $379,257         $449,033         $1,259,000
Officers and         465,987        429,581          482,521            413,047
Employees
                 -----------------------------------------------------------------
                  $1,794,763       $808,838         $931,554         $1,672,047
                 =================================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 17.  CAPITAL STOCK AND COMMON STOCK SPLIT

On May 16, 1995, the Corporation changed its authorized capital from 1,000,000 shares of $3 par value common stock to 4,000,000 shares of $3 par value common stock. On July 18, 1995, the Corporation's Board of Directors declared a two for one split of the common stock effected in the form of a 100% stock dividend on the outstanding stock to be distributed on August 31, 1995 to the stockholders of record on July 31, 1995. The par value of the additional shares of common stock was credited to common stock with reductions from surplus and retained earnings.

All references in the accompanying consolidated financial statements to the number of common shares and per share amounts have been restated to reflect the stock split.

NOTE 18.  REGULATORY CAPITAL REQUIREMENTS

Banking laws and regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agency. Under that limitation, the Bank could have declared additional dividends of approximately $3,567,000 to the Corporation in 1995.

Banking regulations also require the Bank to maintain certain minimum capital levels in relation to its assets. Capital is measured using a leverage ratio as well as based on risk-weighing assets according to regulatory guidelines. A comparison of the Bank's actual regulatory capitals as of December 31, 1995 and 1994, with minimum requirements, as defined by regulation, is shown below:

                                          Minimum                    Actual
                                                     --------------------------------
                                        Requirements        1995               1994
                                       -----------------------------------------------
Tier 1 risk-based capital                   4.0%           14.94%             14.40%
Total risk-based capital                    8.0%           16.10%             15.65%
Leverage ratio                              3.0%           11.08%             11.11%



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 19.  PARENT CORPORATION

Financial statements for Community Bankshares Incorporated (not consolidated) are presented below.

COMMUNITY BANKSHARES INCORPORATED
(Parent Corporation Only)
Balance Sheets
December, 1995 and 1994


ASSETS                                                    1995                     1994
- -------------------------------------------------------------------------------------------
  Cash                                                 $    82,075              $   45,361
  Investment in subsidiary                              10,062,714               8,505,651
  Investment securities available for sale                       -                  52,200
  Other assets                                               5,000                   5,000
                                                       ------------------------------------
         TOTAL ASSETS                                  $10,149,789              $8,608,212
                                                       ====================================
LIABILITIES AND STOCKHOLDERS' EQUITY
  Liabilities:
    Guaranteed debt of Employee Stock Ownership        $   330,000              $        -
      Trust
    Other Liabilities                                       36,002                  12,412
                                                       ------------------------------------
         TOTAL LIABILITIES                                 366,002                  12,412
                                                       ====================================
Stockholders' equity:
  Common stock, par value $3 per share, authorized
         4,000,000 shares; issued 1995 1,150,000
         shares; 1994 1,140,000 shares                   3,450,000               1,710,000
  Surplus                                                        -                 988,932
  Retained earnings                                      6,645,036               5,911,858
  Net unrealized gain on available for sale
         securities, net of taxes                                -                   2,153
  Net unrealized gain (loss) on securities available
         for sale held by subsidiary, net of taxes          18,751                 (17,143)
                                                       ------------------------------------
                                                        10,113,787               8,595,800
  Unearned ESOP shares                                    (330,000)                      -
                                                       ------------------------------------
         TOTAL STOCKHOLDERS' EQUITY                      9,783,787               8,595,800
                                                       ====================================
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $10,149,789              $8,608,212
                                                       ====================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMMUNITY BANKSHARES INCORPORATED
(Parent Corporation Only)
Statements of Income
Years Ended December 31, 1995, 1994 and 1993


                                           1995                    1994                    1993
- ----------------------------------------------------------------------------------------------------
Income:
  Dividends from subsidiary             $  140,000              $  171,000              $  139,000
  Unrealized gain on securities                  -                       -                  16,000
  Gain on sale of securities                29,763                  47,800                       -
                                        ------------------------------------------------------------
         TOTAL INCOME                      169,763                 218,800                 155,000
                                        ------------------------------------------------------------
Expenses:
  Professional fees                         58,353                  12,847                   6,095
  Supplies                                   3,782                   2,008                   1,612
  Taxes, miscellaneous                         850                     850                     850
  Other                                      1,949                     324                     288
                                        ------------------------------------------------------------
         TOTAL EXPENSES                     64,934                  16,029                   8,845
                                        ------------------------------------------------------------
Income taxes (credits)                       3,002                  10,802                  (6,827)
                                        ------------------------------------------------------------
         INCOME BEFORE EQUITY IN
                  UNDISTRIBUTED INCOME
                  OF SUBSIDIARY            101,827                 191,969                 152,982
Equity in undistributed income
  of subsidiary                          1,521,169               1,120,043                 925,933
                                        ------------------------------------------------------------
         NET INCOME                     $1,622,996              $1,312,012              $1,078,915
                                        ============================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMMUNITY BANKSHARES INCORPORATED
(Parent Corporation Only)
Statements of Changes in Stockholders' Equity
Years Ended December 31, 1995, 1994 and 1993


                                                                                                      UNREALIZED
                                             CAPITAL                               RETAINED           SECURITIES        UNEARNED
                                              STOCK               SURPLUS          EARNINGS           GAIN (LOSS)      ESOP SHARES
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1993                     $1,713,000         $  995,934        $3,805,931         $        -         $        -
  Net income for the year ended
    December 31, 1993                                 -                  -         1,078,915                  -                  -
  Cash dividends declared, $.10 per share
    (based on 1,140,000 shares outstanding)           -                  -          (114,000)                 -                  -
  Purchase of 1,000 shares of common stock       (3,000)            (7,002)                -                  -                  -
                                            ---------------------------------------------------------------------------------------
Balance, December 31, 1993                    1,710,000            988,932         4,770,846                  -                  -
  Net income for the year ended
    December 31, 1994                                 -                  -         1,312,012                  -                  -
  Cash dividends declared $.15 per share
    (based on 1,140,000 shares outstanding)           -                  -          (171,000)                 -                  -
  Unrealized loss on available for sale
    securities, net                                   -                  -                 -            (14,990)                 -
                                            ---------------------------------------------------------------------------------------
Balance, December 31, 1994                    1,710,000            988,932         5,911,858            (14,990)                 -
  Issuance of common stock pursuant to
    exercise of stock options                    15,000             47,500                 -                  -                  -
  Stock split effected in the form of a
   100% stock dividend                        1,725,000         (1,037,432)         (688,568)                 -                  -
  Net income for the year ended
    December 31, 1995                                 -                  -         1,622,996                  -                  -
  Cash dividends declared, $.175 per share
    (based on 1,150,000 shares outstanding)           -                  -          (201,250)                 -                  -
  Unrealized gain on available for sale
    securities, net                                   -                  -                 -             33,741                  -
Leveraged ESOP stock purchase                         -                  -                 -                  -           (365,500)
Release of ESOP shares                                -                  -                 -                  -             35,500
                                            ---------------------------------------------------------------------------------------
                                             $3,450,000         $        -        $6,645,036         $   18,751         $ (330,000)
                                            ---------------------------------------------------------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMMUNITY BANKSHARES INCORPORATED
(Parent Corporation Only)
Statements of Cash Flows
Years Ended December 31, 1995, 1994 and 1993

                                                  1995                    1994                   1993

- -------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                    $1,622,996              $1,312,012              $1,078,915
  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
    Gain on sale of securities                     (29,763)                (47,800)                      -
    Unrealized gain on securities                        -                       -                 (16,000)
    Undistributed earnings of subsidiary        (1,521,169)             (1,120,043)               (925,933)
    Changes in operating assets and
      liabilities:
    (Increase) decrease in other assets                  -                  10,077                  (5,075)
    Increase (decrease in other liabilities         24,700                  11,303                    (486)
                                                -------------------------------------------------------------
         NET CASH PROVIDED BY OPERATING
         ACTIVITIES                                 96,764                 165,549                 131,421
                                                -------------------------------------------------------------
INVESTING ACTIVITIES
  Proceeds from sale of investment
    securities                                      78,700                  87,800                       -
  Purchase of investment securities                      -                 (48,938)                      -
                                                -------------------------------------------------------------
         NET CASH PROVIDED BY INVESTING
         ACTIVITIES                                 78,700                  38,862                       -
                                                -------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Redemption of common stock                             -                       -                 (10,002)
  Dividends paid                                  (201,250)               (171,000)               (114,000)
  Net proceeds from issuance of common
    stock                                           62,500                       -                       -
                                                -------------------------------------------------------------
         NET CASH USED IN FINANCING ACTIVITIES    (138,750)               (171,000)               (124,002)
                                                -------------------------------------------------------------
         INCREASE IN CASH                           36,714                  33,411                   7,419
Cash, beginning                                     45,361                  11,950                   4,531
                                                -------------------------------------------------------------
Cash, ending                                    $   82,075              $   45,316              $   11,950
                                                =============================================================



                                                                APPENDIX G

                      OPINION OF MCKINNON & COMPANY, INC.

                                January 8, 1996

Board of Directors
Community Bankshares Incorporated
200 North Sycamore Street
Petersburg, Virginia  23803-1466

Dear Board Members:

         In connection with the proposed acquisition of Commerce Bank of Virginia ("CBOV") by Community Bankshares Incorporated ("CBI") (the "Reorganization"), you have asked us to render an opinion as to whether the financial terms of the Reorganization as provided in the Agreement and Plan of Reorganization, dated as of December 12, 1995 among such parties (the "Agreement"), and the Plan of Share Exchange attached thereto as Exhibit A (the "Share Exchange"), are fair, from a financial point of view, to the stockholders of CBI. Under the terms of the Agreement and Share Exchange, holders of all outstanding shares of CBOV stock will receive consideration equal to 1.4044 CBI shares prior to the effective date of the Reorganization (the "Reorganization Effective Date") for each CBOV share, subject to adjustment under certain circumstances, with cash being paid in lieu of fractional shares.

         McKinnon is an investment banking firm that specializes in Virginia community banks. In eight years McKinnon has been lead managing underwriter in approximately twenty public stock offerings for Virginia community banks and has served as financial advisor, including providing fairness opinions, to numerous Virginia community banks. McKinnon, as part of its investment banking business, is engaged in the evaluation of businesses, particularly banks, and their securities, in connection with mergers and acquisitions, initial public offerings, private placements and evaluations for estates and corporate recapitalizations. McKinnon is also a market maker in Virginia community bank stocks listed on NASDAQ and the NNOTC Bulletin Board. McKinnon believes it has a thorough working knowledge of the banking industry throughout Virginia.

         In developing our opinion, we have among other things, reviewed and analyzed material bearing upon the financial and operating conditions of CBI, CBOV, and, on a pro forma basis, CBI and CBOV combined, and material proposed in connection with the Agreement and Share Exchange, including, among other things, the following:

         (1) the Agreement and Share Exchange, dated as of December 12, 1995 among CBI and CBOV;

         (2) CBI's and CBOV's financial results for fiscal years 1989 through 1994 and up through September 30, 1995, and certain documents and information we deem relevant to our analysis;

         (3) held discussions with senior management of CBI and CBOV regarding past and current business operations of, and outlook for, CBI, CBOV, including trends, the terms of the proposed Reorganization, and related matters;

         (4) reviewed the reported price and trading activity of CBI and CBOV Common Stock and compared financial and stock market information (when available) for CBI and CBOV with similar information for certain other companies, the securities for which are publicly traded;

         (5) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part; and

         (6) performed such other studies and analyses as we considered appropriate, including an analysis of the pro forma financial impact of the Merger on CBI and CBOV.

         (7) the Form S-4 Registration Statement filed with the Securities and Exchange Commission in connection with the Reorganization, which contains the CBI Proxy Statement and CBI Prospectus; and

         (8) reviewed other published information, performed certain financial analyses and considered other factors and information which we deem relevant.

         In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the information furnished to us by or on behalf of CBI and CBOV. We have not attempted independently to verify such information, nor have we made any independent appraisal of the assets of CBI or CBOV. With respect to financial forecasts, we have relied on information furnished to us by CBI and CBOV and we have assumed that they have been reasonably prepared and reflect the best currently available estimates of CBI's and CBOV's management as to the expected future financial performance of CBI and CBOV, as the case may be. We have taken into account our assessment of general economic, financial market and industry conditions as they exist and can be evaluated at the date hereof, as well as our experience in business valuation in general.

         We have been retained by you as a financial advisor to CBI with respect to the proposed Reorganization. In the normal course of business McKinnon & Company, Inc. is a market maker in the common stock of CBI listed on the NNOTC Bulletin Board. Our opinion is directed to the Board of Directors of CBI. We did not recommend the structure of, participate in any of the negotiations surrounding, or give any opinion regarding the business reasons for doing this proposed Reorganization.

         On the basis of our analysis and review and in reliance on the accuracy and completeness of the information furnished to us and subject to the conditions noted above, it is our opinion that, as of the date hereof, the terms of the Share Exchange are fair, from a financial point of view, to the holders of CBI Common Stock.

                                                        Very truly yours,

                                                        McKinnon & Company, Inc.

WJMJr.lh

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS





ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)      Exhibits:

         The following exhibits are filed on behalf of the Registrant as part of this Registration Statement:

23.3     Consent of Mitchell, Wiggins & Company LLP

23.4     Consent of BDO Seidman, LLP.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petersburg, Commonwealth of Virginia, on April 22, 1996.


                                               COMMUNITY BANKSHARES INCORPORATED

                                               By: /s/  Nathan S. Jones, 3rd
                                               Nathan S. Jones, 3rd
                                               President and Chief
                                               Executive Officer and Director

                               POWER OF ATTORNEY


        Each of the undersigned hereby appoints Nathan S. Jones, 3rd, as attorney and agent for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, any and all amendments and exhibits to the Registration Statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of securities covered hereby with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.



         Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Signature                                       Title                                   Date
/s/  Nathan S. Jones, 3rd                       President and Chief Executive           April 22, 1996
- ----------------------------------------        Officer and Director
Nathan S. Jones, 3rd                            (Principal Executive Officer)

/s/  Lillian M. Umphlett                        Vice President and Chief Financial      April 22, 1996
- ----------------------------------------        Officer
Lillian M. Umphlett                             (Principal Financial Officer and
                                                Principal Accounting Officer)

                                                Director
- ----------------------------------------
James A. Boyd

/s/  Lawrence F. DeSouza                        Director                                April 22, 1996
- --------------------------------------
Lawrence F. DeSouza





/s/ B. Glenn Holden                             Director                                April 23, 1996
- ----------------------------------------
B. Glenn Holden

/s/  Phillip H. Kirkpatrick                     Director                                April 22, 1996
- -----------------------------------------
Phillip H. Kirkpatrick

                                                Director
- -----------------------------------------
Elinor B. Marshall

/s/  Alvin L. Sheffield                         Director                                April 22, 1996
- ------------------------------------------
Alvin L. Sheffield

/s/  Louis C. Shell                             Director                                April 22, 1996
- ------------------------------------------
Louis C. Shell

                                                Director
- ---------------------------------------
Harold L. Vaughn

/s/  W. Courtney Wells                          Director                                April 23, 1996
- ---------------------------------------
W. Courtney Wells


                                 EXHIBIT INDEX


                                                                   SEQUENTIAL
EXHIBIT NO.       DOCUMENT                                         PAGE NO.


23.3              Consent of Mitchell, Wiggins & Company LLP

23.4              Consent of BDO Seidman, LLP.